Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-125607,

333-125607-01, 333-125607-02,

333-125607-03, 333-125607-04,

333-125607-05 and 333-125607-06

PROSPECTUS

$150,000,000

Mohegan Tribal Gaming Authority

Offer To Exchange

6 7/8% Senior Subordinated Notes due 2015,

Which Have Been Registered Under the Securities Act,

For Any And All Outstanding

6 7/8% Senior Subordinated Notes due 2015

Interest Payable February 15 and August 15, Beginning on August 15, 2005

We are offering to exchange all of our 6 7/8% senior subordinated notes due 2015 registered under the Securities Act, which we refer to as the exchange notes, for our unregistered outstanding 6 7/8% senior subordinated notes due 2015, which we refer to as the outstanding notes. References to notes means the outstanding notes and the exchange notes collectively. Our wholly-owned subsidiaries, Mohegan Basketball Club LLC, Mohegan Commercial Ventures PA, LLC, Downs Racing, L.P., Backside, L.P., Mill Creek Land, L.P. and Northeast Concessions, L.P., are the guarantors of the notes on an unsecured senior subordinated basis. The terms of the exchange notes are substantially identical to the terms of the outstanding notes except that the exchange notes are registered under the Securities Act of 1933 and, therefore, are freely transferable.

Material Terms of the Exchange Offer

•      The exchange offer will expire at 5:00 p.m., New York City time, on July 26, 2005, unless extended. However, in no event will the exchange offer be open for more than 30 business days.

•      You may withdraw tenders of outstanding notes at any time before the expiration of the exchange offer.

•      We will not receive any proceeds from the exchange offer.

•      You may only tender the outstanding notes in denominations of $1,000 and multiples of $1,000.

•      The exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

•      The exchange offer is subject to customary conditions.

•      If you fail to tender your outstanding notes, you will continue to hold unregistered securities and your ability to transfer them could be adversely affected.

Please see “Risk Factors” beginning on page 12 for a discussion of factors that you should consider in connection with the exchange offer.

Each broker-dealer that receives exchange notes pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. If the broker-dealer acquired the outstanding notes as a result of market-making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

We are not making this exchange offer in any state or jurisdiction where it is not permitted.

None of the National Indian Gaming Commission, the Bureau of Indian Affairs, the U.S. Securities and Exchange Commission or any other federal or state agency has approved or disapproved of the notes to be exchanged in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 20, 2005.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

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PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information that is contained elsewhere in this prospectus, including our financial statements, the notes thereto and the other financial data contained herein. You should read this prospectus carefully, particularly the section entitled “Risk Factors” and the financial statements and the related notes to those statements, and the other documents to which this prospectus refers you, including the Letter of Transmittal. References in this prospectus to the “Authority” are to the Mohegan Tribal Gaming Authority. The term “Tribe” refers to The Mohegan Tribe of Indians of Connecticut. The terms “we,” “us” and “our” refer to the Authority. The term “MBC” refers to Mohegan Basketball Club LLC. The term “Pocono Subsidiaries” refers to Mohegan Commercial Ventures PA, LLC, Downs Racing, L.P., Backside, L.P., Mill Creek Land, L.P. and Northeast Concessions, L.P. The term “Guarantors” refers to MBC and the Pocono Subsidiaries, collectively.

About Us

The Mohegan Tribe of Indians of Connecticut, or the Tribe, is a federally recognized Indian tribe with an approximately 405-acre reservation situated in southeastern Connecticut, adjacent to Uncasville, Connecticut. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal lands, subject to, among other things, the negotiation of a gaming compact with the state in which they operate. The Tribe and the State of Connecticut have entered into such a compact, the Mohegan Compact, which has been approved by the United States Secretary of the Interior. We were established as an instrumentality of the Tribe, with the exclusive power to conduct and regulate gaming activities on tribal lands and the nonexclusive authority to conduct such activities elsewhere. Our gaming operation at Mohegan Sun is one of only two legally authorized gaming operations in New England offering traditional slot machines and table games. We also own Pocono Downs, one of only two harness racing facilities in Pennsylvania, located in Wilkes-Barre, as well as five Pennsylvania off-track wagering (OTW) facilities located in Carbondale, East Stroudsburg, Erie, Hazleton and Lehigh Valley (Allentown). We are governed by a nine-member Management Board, whose members also comprise the Mohegan Tribal Council (the governing body of the Tribe). Any change in the composition of the Mohegan Tribal Council results in a corresponding change in our Management Board.

Mohegan Sun

In October 1996, we opened a gaming and entertainment complex known as Mohegan Sun. Mohegan Sun is located on a 240-acre site on the Tribe’s reservation overlooking the Thames River with direct access from Interstate 395 and Connecticut Route 2A via a four-lane access road constructed by us. Mohegan Sun is approximately 125 miles from New York City and approximately 100 miles from Boston, Massachusetts. In fiscal year 2002, we completed a major expansion of Mohegan Sun known as Project Sunburst. The first phase of Project Sunburst, the Casino of the Sky, which included increased gaming, restaurant and retail space and an entertainment arena, opened in September 2001. The remaining components, including an approximately 1,200-room luxury hotel and approximately 100,000 square feet of convention space, were fully opened in June 2002.

As of March 31, 2005, Mohegan Sun operates in an approximately 3.0 million square foot facility, which includes the following two casinos:

Casino of the Earth

The Casino of the Earth has approximately 179,500 square feet of gaming space and offers:

•	approximately 3,875 slot machines and 185 table games (including blackjack, roulette, craps and baccarat);

•	food and beverage amenities, including three full-service themed fine dining restaurants, with a fourth area featuring cuisine from all three themes, a 610-seat buffet, a ten-station food court featuring international and domestic cuisine and multiple service bars, all operated by us, for a current total of approximately 1,400 restaurant seats (which will increase to 1,700 restaurant seats upon completion of the new Uncas American Indian Grill, a 300-seat full-service restaurant and bar concept anticipated to open in July 2005);

•	an approximately 10,000 square foot, 410-seat lounge featuring live entertainment seven days a week;

•	an approximately 11,000 square foot simulcasting race book facility; and

•	five retail shops providing shopping opportunities ranging from Mohegan Sun logo souvenirs to cigars.

Casino of the Sky

The Casino of the Sky has approximately 119,000 square feet of gaming space and offers:

•	approximately 2,400 slot machines and 105 table games (including blackjack, roulette, craps and baccarat);

•	food and beverage amenities, including two full-service restaurants, two quick-service restaurants, a 24-hour coffee shop, a 320-seat buffet, a six station food court featuring international and domestic cuisine and five lounges and bars operated by us, as well as four full-service and three quick-service restaurants operated by third parties, for a total of approximately 2,600 restaurant seats;

•	Mohegan After Dark, consisting of a nightclub, a lounge and a pub, which are all operated by a third party;

•	the Mohegan Sun Arena with seating for up to 10,000;

•	a 350-seat Cabaret;

•	the Shops at Mohegan Sun containing 29 different retail shops, six of which we own;

•	an approximately 1,200-room luxury hotel;

•	an approximately 20,000 square foot spa operated by a third party;

•	approximately 100,000 square feet of convention space; and

•	a child care facility and an arcade style recreation area operated by a third party.

Mohegan Sun has parking spaces for approximately 13,000 guests and 3,100 employees. In addition, we operate the Mohegan Sun gasoline and convenience center, an approximately 4,000 square foot, 20-pump facility located adjacent to Mohegan Sun.

Connecticut Sun

In January 2003, we formed a wholly owned subsidiary, the Mohegan Basketball Club LLC, or MBC, for the purpose of holding a membership in the Women’s National Basketball Association, or WNBA, and owning and operating a professional basketball team in the WNBA. MBC entered into a membership agreement with the WNBA permitting it to operate the Connecticut Sun basketball team. The team plays its home games in the Mohegan Sun Arena.

Pocono Downs

On January 25, 2005, we and our wholly owned subsidiary, Mohegan Commercial Ventures PA, LLC, acquired from subsidiaries of Penn National Gaming, Inc. all of the partnership interests in Downs Racing, L.P., Mill Creek Land, L.P., Backside, L.P. and Northeast Concessions, L.P., or the Pocono Downs entities. The

Pocono Downs entities own Pocono Downs, a harness racing facility located on approximately 400 acres in Wilkes-Barre, Pennsylvania as well as five Pennsylvania OTW’s located in Carbondale, East Stroudsburg, Erie, Hazleton and Lehigh Valley (Allentown). The Pocono Downs harness racing facility is currently one of only two harness racetracks in Pennsylvania and one of only four thoroughbred and harness racing facilities in the state. It has a 5/8 mile all-weather, lighted track with seating for approximately 3,500 and parking capacity for approximately 6,500. Harness racing has been conducted at Pocono Downs since 1965, and in 2005, the track is scheduled to hold 143 live racing days. The Lehigh Valley (Allentown) OTW is a 28,000 square-foot facility and is the largest OTW in the Commonwealth of Pennsylvania. The approximately $280 million purchase price was initially funded through draws on our bank credit facility.

We are continuing the harness racing activities at Pocono Downs and the pari-mutuel wagering activities at the OTW facilities. The 2005 racing season commenced in April. In addition, as a result of our acquisition of Pocono Downs, we have the right to apply for a Pennsylvania Category One slot machine license, which, if approved, would initially permit the installation and operation of up to 3,000 slot machines at Pocono Downs. Upon receipt of such license, we would be required to pay a one-time $50 million fee to the Commonwealth of Pennsylvania.

A minimum of 1,500 slot machines are required, and a maximum of 3,000 slot machines are permitted, to be in operation within 18 months of the issuance of the slot machine license. Under certain circumstances, we may be permitted to install up to a total of 5,000 slot machines. We plan to expand Pocono Downs to include a new slot machine facility, which we anticipate will open in 2007. The new facility also is expected to include restaurants, retail stores, lounges and a small entertainment venue. We expect to spend up to $175 million on the construction, furnishing and equipping of the new facility. We may commence slot machine operations prior to completion of the new facility if the Pennsylvania Gaming Control Board issues us a conditional license to operate slot machines prior to the issuance of a permanent license.

An ongoing constitutional challenge to the manner in which the slots legislation was enacted remains pending before the Pennsylvania Supreme Court. It has been reported that such court will issue a decision in the near future. The challenge has adversely impacted the Pennsylvania Gaming Control Board’s ability to hire and fill key positions, including General Counsel, Executive Director and Director of Enforcement. Recently, the chairman of the Gaming Control Board publicly indicated that, because of these hiring delays, the Gaming Control Board’s original schedule for issuing Category One conditional licenses by the end of the 2005 calendar year has changed to January or February of 2006.

We expect to draw the bulk of our customers at the slot machine facility from the 60-mile radius surrounding Pocono Downs. As a result, as more fully described below under “Business—Market and Competition from Other Gaming Operations”, we anticipate our primary competition for customers will come from other potential slot machine operations in Pennsylvania and potential Indian Gaming operations in southeastern New York, primarily in the Catskill Mountain region.

Other Diversification Projects

The Tribe has determined that it is in its long-term best interest to pursue diversification of its business interests, both directly and through us. As a result, from time to time, we and the Tribe receive and evaluate various business opportunities. These opportunities primarily include the management or ownership of, or investment in, other gaming enterprises through direct investments, acquisitions, joint venture arrangements and loan transactions. In addition to the developments described below, we and the Tribe are currently exploring other opportunities, although there is no assurance that we or the Tribe will continue to pursue any of these other opportunities or that any of them will be consummated.

Cowlitz Project

In July 2004, we formed Mohegan Ventures-Northwest, LLC, or Mohegan Ventures-NW, one of two members in Salishan-Mohegan LLC, or Salishan-Mohegan. Salishan-Mohegan was formed to participate in the development and management of a casino to be located in Clark County, Washington, or the Cowlitz Project.

The proposed casino will be owned by the Cowlitz Indian Tribe. Both Mohegan Ventures-NW and Salishan-Mohegan were designated as our unrestricted subsidiaries, which are not required to be guarantors of our debt obligations.

In September 2004, Salishan-Mohegan entered into development and management agreements with the Cowlitz Indian Tribe regarding the Cowlitz Project. Under the terms of the development agreement, Salishan-Mohegan administers and oversees the planning, designing, development, construction, and furnishing, as well as providing assistance with the financing, of the Cowlitz Project. The development agreement provides for certain development fees of 3% of total Project Costs, as defined in the development agreement. The management agreement is for a period of seven years during which Salishan-Mohegan will manage, operate and maintain the planned casino. The management agreement provides for a management fee of 24% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Cowlitz Project. Development of the Cowlitz Project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of Washington and the United States Department of the Interior accepting land into trust on behalf of the Cowlitz Indian Tribe. The management agreement is subject to approval by the National Indian Gaming Commission, or the NIGC.

Menominee Project

In October 2004, we entered into a management agreement with the Menominee Indian Tribe of Wisconsin, or the Menominee Tribe, and the Menominee Kenosha Gaming Authority. According to the management agreement, we were granted the exclusive right and obligation to manage, operate and maintain a planned casino and destination resort to be located in Kenosha, Wisconsin, or the Menominee Project, for a period of seven years in consideration of a management fee of 13.4% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Menominee Project. The management agreement is subject to approval by the NIGC.

Address and Telephone Number

Our mailing address is One Mohegan Sun Boulevard, Uncasville, CT 06382 and our telephone number is (860) 862-8000. The Internet website for Mohegan Sun is located at www.mohegansun.com. Contents of the website do not constitute a part of this prospectus.

SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer

We are offering to exchange $1,000 principal amount of our exchange notes, which have been registered under the Securities Act, for each $1,000 principal amount of our outstanding notes, which were issued in a private placement in February 2005.

In order for your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. We will issue the exchange notes promptly after the exchange offer expires.

You may tender your outstanding notes for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights Agreement	In connection with our sale of the outstanding notes to the initial purchasers we signed a registration rights agreement that requires us to conduct this exchange offer.

You have the right under the registration rights agreement to exchange your outstanding notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy this right. If we fail to comply with certain of our obligations under the registration rights agreement, we will be required to pay additional interest to the affected holders of the notes. See “Description of the Exchange Notes—Exchange Offer; Registration Rights.”

Consequences of Failure to Exchange Your Outstanding Notes

If you do not exchange your outstanding notes for exchange notes in the exchange offer, your ability to transfer your outstanding notes will continue to be subject to the restrictions provided in the outstanding notes and in the indenture. In general, the outstanding notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. We do not plan to register the outstanding notes under the Securities Act.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on July 26, 2005 unless extended by us, in which case the expiration date will mean the latest date and time to which the exchange offer is extended. However, in no event will the exchange offer be open for more than 30 business days. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Conditions to the Exchange Offer

The exchange offer is subject to conditions which we may waive in our sole and absolute discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. See “The Exchange Offer—Conditions to the Exchange Offer.”

We reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time:

•	to delay the acceptance of the outstanding notes;

•	to terminate the exchange offer if specified conditions have not been satisfied;

•	to extend the expiration date of the exchange offer and retain all tendered outstanding notes, subject, however, to the right of tendering holders to withdraw their tender of outstanding notes; and

•	to waive any condition or otherwise amend the terms of the exchange offer in any respect.

See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Procedures for Tendering Outstanding Notes	If you wish to tender your outstanding notes for exchange, you must:

•	complete and sign the accompanying Letter of Transmittal according to the instructions contained in the Letter of Transmittal; and

•	forward the Letter of Transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of such outstanding notes.

Some brokers, dealers, commercial banks, trust companies and other nominees also may effect tenders by book-entry transfer.

If you hold outstanding notes through The Depository Trust Company, or DTC, and wish to accept the exchange offer, you must do so through DTC’s Automated Tender Offer Program, or ATOP, pursuant to which you will agree to be bound by the Letter of Transmittal. See “The Exchange Offer—Procedures for Tendering Outstanding Notes.”

By executing or agreeing to be bound by the Letter of Transmittal, you will be making a number of important representations to us, as described under the “The Exchange Offer—Purpose and Effect of the Exchange Offer.”

Please do not send your Letter of Transmittal or certificates representing your outstanding notes to us. Those documents should be sent only to the exchange agent. Questions regarding how to tender your outstanding notes and requests for information should be directed to the exchange agent. See “The Exchange Offer—Exchange Agent.”

Special Procedures for Beneficial Owners

If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, we urge you to contact such person promptly if you wish to tender your outstanding notes. See “The Exchange Offer—Procedures for Tendering Outstanding Notes.”

Withdrawal Rights

You may withdraw the tender of your outstanding notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading “The Exchange Offer—Withdrawal Rights.”

Resales of Exchange Notes

We believe that you will be able to offer for resale, resell or otherwise transfer exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you are not participating, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

•	you are not an “affiliate” within the meaning of Rule 405 of the Securities Act.

Our belief is based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us. The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and we cannot assure you that the staff of the SEC would make a similar determination with respect to this exchange offer. See “The Exchange Offer—Purpose and Effect of the Exchange Offer” for additional representations that are required.

If our belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act. We do not and will not assume, or indemnify you against, such liability.

Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. A broker-dealer may use this prospectus for an offer to sell, resale or other transfer of exchange notes. See “Plan of Distribution.”

Exchange Agent

The exchange agent for the exchange offer is U.S. Bank National Association. The address and the telephone and facsimile numbers of the exchange agent are shown in “The Exchange Offer—Exchange Agent” section of this prospectus and in the Letter of Transmittal.

Use of Proceeds	We will not receive any cash proceeds from the issuance of the exchange notes offered hereby. See “Use of Proceeds.”

United States Federal Income Tax Consequences

Your acceptance of the exchange offer and the related exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You will not recognize any taxable gain or loss or any interest income as a result of the exchange. See “Certain United States Federal Income Tax Considerations.”

See “The Exchange Offer” for more detailed information concerning the exchange offer.

SUMMARY OF THE TERMS OF THE NOTES

The exchange offer relates to the exchange of up to $150.0 million principal amount of exchange notes for up to an equal principal amount of outstanding notes. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes will be registered under the Securities Act and will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the outstanding notes which they replace. The outstanding notes and the exchange notes are governed by the same indenture.

Issuer	Mohegan Tribal Gaming Authority.

Securities Offered	$150.0 million in total principal amount of 6 7/8% Senior Subordinated Notes due 2015.

Maturity	February 15, 2015.

Interest Payment Dates	February 15 and August 15 of each year, beginning August 15, 2005.

Guarantees

Mohegan Basketball Club LLC and the Pocono Subsidiaries, and certain of our future subsidiaries that guarantee any of our debt or incur other debt in excess of $25.0 million, guarantee our obligations under the notes on an unsecured senior subordinated basis.

Ranking

The notes and the guarantees are subordinated in right of payment to all of our existing and future senior indebtedness, including our Bank Credit Facility, our 8 1/8% Senior Notes due 2006, our 6 1/8% Senior Notes due 2013 and 50% of our then due and owing payment obligations under our relinquishment agreement with Trading Cove Associates, or TCA, which we refer to as the Relinquishment Agreement. The notes and the guarantees rank equally with all of our existing and future senior subordinated indebtedness, including our 6 3/8% Senior Subordinated Notes due 2009, our 8 3/8% Senior Subordinated Notes due 2011, our 8% Senior Subordinated Notes due 2012, our 7 1/8% Senior Subordinated Notes due 2014 and the remaining 50% of our then due and owing payment obligations under the Relinquishment Agreement. The notes and the related guarantees rank senior to all of our subordinated indebtedness.

The assets of the Tribe or its affiliates other than us and the Guarantors will not be available for our creditors and will not be available to pay the notes.

Optional Redemption	We may redeem the notes, in whole or in part, at any time on or after February 15, 2010 at the redemption prices set forth under “Description of the Exchange Notes—Special and Optional Redemptions.”

We may redeem the notes, in whole or in part, at any time prior to February 15, 2010 at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the remaining scheduled payments discounted to the redemption date at the applicable treasury rate plus 50 basis points, as described elsewhere in this prospectus. See “Description of the Exchange Notes—Special and Optional Redemptions.”

Special Redemption

We may redeem a holder’s notes or require a holder to dispose of the notes if (1) any gaming regulatory authority requires such holder to be licensed or otherwise qualified under applicable gaming laws in order for us to maintain any of our gaming licenses or franchises and (2) the holder does not obtain such license or qualification within the required time periods. Any such redemption or sale will be at the prices listed in “Description of the Exchange Notes—Special and Optional Redemptions.”

Change of Control

If a change of control (as defined in “Description of the Exchange Notes—Repurchase at the Option of Holders”) occurs, subject to certain conditions and restrictions, we will be required to offer to repurchase the notes, at your option, at 101% of their principal amount, plus accrued and unpaid interest. See “Description of the Exchange Notes—Repurchase at the Option of Holders.”

Basic Covenants of the Indenture	We will issue the exchange notes under an indenture with U.S. Bank National Association, as Trustee. The Indenture, among other things, restricts our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make investments;

•	use assets as security in other transactions; and

•	sell certain assets or merge with or into another person.

These covenants are subject to important exceptions and qualifications. See “Description of the Exchange Notes—Covenants.”

Risk Factors

Investment in the securities involves a high degree of risk. See “Risk Factors” beginning on page 12 for a discussion of some of the factors that you should consider carefully before tendering any outstanding notes for exchange notes.

Summary Financial Data

The following summary financial data should be read together with the section entitled “Selected Financial Data” and our consolidated financial statements and the related notes included in this prospectus beginning on page F-1. You also should read the following information in conjunction with the sections in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Unless otherwise indicated, dollar amounts shown in the following table are in thousands.

	As of or for the Fiscal Years Ended September 30,						As of or for the Six Months Ended March 31,
	2004		2003		2002		2005		2004
Operating Results:
Gross revenues	$1,367,933		$1,280,440		$1,121,060		$689,237		$662,629
Promotional allowances	(111,007)		(102,952)		(88,167)		(57,164)		(52,104)

Net revenues	$1,256,926		$1,177,488		$1,032,893		$632,073		$610,525

Income from operations	$246,617		$241,333		$213,680		$118,421		$115,605
Total other expense (1)	(143,748	)(2)	(145,648	)(3)	(113,648)		(56,053)		(54,784)

Income before minority interest	102,869		95,685		100,032		62,368		60,821
Minority interest	18		—		—		195		—

Net income	$102,887		$95,685		$100,032		$62,563		$60,821

Other Data:
Interest expense, net of capitalized interest	$78,970		$83,492		$76,635		$41,452		$39,669
Capital expenditures	$30,680		$30,277		$224,743		$21,291		$21,814
Net cash flows provided by operating activities	$215,053		$195,484		$183,699		$114,043		$104,952

Ratio of earnings to fixed charges (4)	2.0	x	1.8	x	1.7	x	2.2	x	2.1	x

Balance Sheet Data:
Total assets	$1,579,705		$1,658,511		$1,714,055		$1,871,122		$1,619,048
Long-term debt and capital lease obligations	$1,003,051		$1,101,649		$1,052,173		$1,256,845		$1,070,042

(1)	For the fiscal years ended September 30, 2004, 2003 and 2002, total other expense includes $29.9 million, $33.6 million and $36.3 million, respectively, for the accretion of discount to the relinquishment liability to reflect the impact of the time value of money. For the six months ended March 31, 2005 and 2004, total other expense includes $13.7 million and $15.0 million, respectively, for accretion of discount to the relinquishment liability to reflect the impact of the time value of money. A discussion of our accounting for the relinquishment liability may be found under Notes 2 and 12 to our audited consolidated financial statements included in this prospectus.
(2)	Includes a loss on extinguishment of debt of $34.1 million. The loss is comprised of a tender premium of $31.0 million, a write-off of unamortized debt issuance costs of $3.5 million and other transaction costs of approximately $1.1 million, offset by a net gain of $1.5 million from the recognition of the remaining net deferred gain on related derivative instruments.
(3)	Includes a loss on extinguishment of debt of $27.4 million. The loss is comprised of a tender premium of $22.8 million, a write-off of unamortized debt issuance costs of $4.4 million and other transaction costs of approximately $200,000.
(4)	For purposes of computing the ratio of earnings to fixed charges, earnings include income before minority interest, amortization of capitalized interest and fixed charges less capitalized interest. Fixed charges consist of interest expense on debt (which excludes the effects of changes in fair value of derivative instruments), capitalized interest, accretion of discount to the relinquishment liability, amortization of debt issuance costs and a portion of rental expense (deemed by us to be representative of the interest factor of rental payments).

RISK FACTORS

You should consider carefully the following risk factors, as well as all other information contained in this prospectus, before tendering your outstanding notes for exchange notes in this exchange offer.

Risks Related to Our Business

Our substantial indebtedness could affect adversely our financial condition.

We currently have and will continue to have a significant amount of indebtedness. As of March 31, 2005, we had outstanding debt totaling $1.3 billion. In addition, as of March 31, 2005, we had borrowing capacity under the bank credit facility of up to $450.0 million, of which $36.0 million was outstanding.

Our substantial indebtedness could have significant adverse effects on our business. Such adverse effects include, but are not limited to, the following:

•	make it more difficult for us to satisfy our debt service obligations;

•	increase our vulnerability to adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to payments on our indebtedness, thereby reducing the availability of our cash flows to fund working capital, capital expenditures and other general operating requirements;

•	limit our flexibility in planning for, or reacting to, changes in our business and the gaming industry, which may place us at a disadvantage compared to our competitors with stronger liquidity positions, thereby hurting our results of operations and ability to meet our debt service obligations with respect to our outstanding indebtedness; and

•	limit, along with the financial and other restrictive covenants in our outstanding indebtedness, our ability to borrow additional funds.

Your ability to enforce your rights against us is limited by our sovereign immunity and that of the Tribe and MBC.

Although we, the Tribe, and MBC each have sovereign immunity and may not be sued without our and their respective consents, we, the Tribe, and MBC each have granted a limited waiver of sovereign immunity and consent to suit in connection with some of our outstanding indebtedness. Because it is unclear as a matter of law whether the Pocono Subsidiaries would be deemed to possess sovereign immunity, each of them has granted a similar waiver. Each such waiver includes suits against us to enforce our obligation to repay certain outstanding indebtedness. Generally, waivers of sovereign immunity have been held to be enforceable against Indian tribes. In the event that any waiver of sovereign immunity is held to be ineffective, you could be precluded from judicially enforcing your rights and remedies as a noteholder. With limited exceptions, we, the Tribe, MBC and the Pocono Subsidiaries have not waived sovereign immunity from private civil suits, including violations of the federal securities laws. For this reason, you may not have any remedy against us, the Tribe, MBC or the Pocono Subsidiaries for violations of federal securities laws.

Disputes relating to the notes, the guarantees and the Indenture may be brought in a federal or state court that has jurisdiction over the matter. However, federal courts may not exercise jurisdiction over disputes not arising under federal law, and state courts may not exercise jurisdiction over disputes arising on the Mohegan reservation. In addition, the Tribe’s Constitution has established a special court, the Gaming Disputes Court, to rule on disputes with respect to Mohegan Sun. The federal and state courts, under the doctrines of comity and exhaustion of tribal remedies, may be required to (1) defer to the jurisdiction of the Gaming Disputes Court or (2) require that any plaintiff exhaust its remedies in the Gaming Disputes Court before bringing any action in federal or state court. Thus, there may be no federal or state court forum with respect to a dispute.

The Tribe’s Constitution currently has a provision that prohibits the Tribe from enacting any law that would impair the obligations of contracts entered into in furtherance of the development, construction, operation and promotion of gaming on Tribal lands. However, this provision could be amended by the Tribe’s registered voters to impair the obligation of such contracts.

Your rights as a creditor are limited to our assets and those of MBC and the Pocono Subsidiaries.

Any rights as a creditor in a bankruptcy, liquidation or reorganization or similar proceeding would be limited to our assets and the assets of MBC and the Pocono Subsidiaries, and would not encompass the assets of our other subsidiaries that are not guarantors, the Tribe or its other affiliates.

We, the Tribe, MBC and the Pocono Subsidiaries may not be subject to the federal bankruptcy laws, which could impair the ability of our creditors to be repaid from the sale of our assets if we are unwilling or unable to meet our debt service obligations.

We, the Tribe, MBC and the Pocono Subsidiaries may not be subject to the federal bankruptcy laws. No assurance can be given that, if an event of default occurs, a forum will be available to creditors other than the Gaming Disputes Court (which may also have jurisdiction over the Pocono Subsidiaries). In such court, there are presently no guiding precedents for the interpretation of Tribal law. Any execution of a judgment of the Gaming Disputes Court or any other court on Tribal lands will require the cooperation of the Tribe’s officials in the exercise of their police powers. Thus, to the extent that a judgment of the Gaming Disputes Court must be executed on Tribal lands, the practical realization of any benefit of such a judgment will be dependent upon the willingness and ability of Tribal officials to carry out such judgment. In addition, the land on which Mohegan Sun is located is owned by the United States in trust for the Tribe, and our creditors and the creditors of the Tribe may not foreclose upon or obtain title to the land.

Restrictions in the bank credit facility and the indentures to which we are a party may impose limits on our ability to pursue our business strategies.

The bank credit facility and the indentures to which we are a party contain customary operating and financial restrictions that limit our discretion on various business matters. These restrictions include covenants limiting our ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions;

•	make certain investments;

•	use assets as security in other transactions;

•	sell certain assets or merge with or into another person;

•	grant liens;

•	make capital expenditures; and

•	enter into transactions with affiliates.

These restrictions may, among other things, reduce our flexibility in planning for, or reacting to, changes in our business and the gaming industry in general and thereby may negatively impact our financial condition, results of operations and our ability to meet our debt service obligations.

The bank credit facility also requires us to maintain a fixed charge coverage ratio and not to exceed certain ratios of senior leverage and total leverage, as defined in the bank credit facility. If these ratios are not maintained or are exceeded, as applicable, it may be impossible for us to borrow additional funds to meet our obligations.

Additionally, our failure to comply with covenants in our debt instruments could result in an event of default which, if not cured or waived, could have a material adverse effect on us and could result in the acceleration of all then-outstanding amounts of such debt and an inability to make debt service payments.

A downturn in the regional economy could impact negatively our financial performance.

Primarily all Mohegan Sun and Pocono Downs patrons arrive via automobile and are assumed to work or live in the northeastern United States and northeastern Pennsylvania, respectively. Moderate or severe economic downturns or adverse conditions in the northeastern United States and Pennsylvania may affect negatively our financial performance. During periods of economic contraction, our revenues may decrease while some of our costs remain fixed, resulting in decreased earnings. This is because the gaming and other leisure activities that we offer are discretionary expenditures and participation in such activities may decline during economic downturns because consumers have less disposable income. Even an uncertain economic outlook may affect adversely consumer spending in our gaming operations and related facilities, because consumers spend less in anticipation of a potential economic downturn. Accordingly, our business, assets, financial condition and results of operations could be affected adversely if the regional economic conditions or outlook weaken.

The loss of a key management member could have a material adverse effect on us, Mohegan Sun and the Pocono Subsidiaries.

Our success depends in large part on the continued service of key management personnel, particularly William J. Velardo, Chief Executive Officer of the Authority, Leo M. Chupaska, Chief Financial Officer of the Authority, Mitchell Grossinger Etess, President and Chief Executive Officer of Mohegan Sun, Jeffrey E. Hartmann, Executive Vice President and Chief Operating Officer of Mohegan Sun, and Robert J. Soper, President and Chief Executive Officer of the Pocono Downs entities. The loss of the services of one or more of these individuals or other key personnel could have a material adverse effect on our business, operating results and financial condition. The key management personnel, excluding Mr. Chupaska, currently are retained pursuant to five-year employment agreements which expire on December 31, 2009 and include a provision for automatic renewal for an additional term of five years. Mr. Chupaska and the Authority’s Management Board are currently in the process of finalizing the terms of his employment agreement with the Authority.

We may be subject to material environmental liability as a result of possibly incomplete remediation of known environmental hazards and the existence of unknown environmental hazards.

Our properties and operations are subject to a wide range of environmental laws and regulations governing, among other things, air emissions, wastewater discharges, the use, management and disposal of hazardous and non-hazardous materials and wastes, and the cleanup of contamination. Noncompliance with such laws and regulations, and past or future activities resulting in environmental releases, could cause us to incur substantial costs, including cleanup costs, fines and penalties, investments to retrofit or upgrade our facilities and programs, or could affect our operations.

The site on which Mohegan Sun is located was formerly occupied by United Nuclear Corporation, a naval products manufacturer of, among other things, nuclear reactor fuel components. Prior to the decommissioning of United Nuclear Corporation facilities on the site, extensive remediation of contaminated soils and additional investigations were completed. The site currently meets federal and state remediation requirements.

Prior to acquiring the Pocono Downs entities, we conducted an extensive environmental investigation of the Pocono Downs facilities. In the course of that work, we identified several recognized environmental conditions at the Pocono Downs facility for which corrective actions are necessary to bring the property into compliance with applicable laws and regulations. We have prepared and begun to implement a comprehensive plan to mitigate or resolve these conditions. Under the terms of our corrective action plans, the sellers will be responsible for the costs of the remedial actions up to $1.0 million, and we will be responsible for all environmental costs in excess of $1.0 million but less than or equal to $2.0 million. The sellers also have agreed to indemnify us for up to $10.0 million of additional costs in excess of $2.0 million that we may incur as a result of the environmental condition of the Pocono Downs properties prior to the closing.

Notwithstanding the foregoing, we cannot assure you that:

•	the various environmental reports or any other existing environmental studies prepared with respect to these sites revealed all environmental liabilities;

•	any prior owners or tenants did not create any material environmental condition not known to us;

•	future laws, ordinances or regulations will not impose any material environmental liability;

•	a material environmental condition does not otherwise exist on any site; or

•	the amounts that the sellers have agreed to pay to indemnify us for any losses we may suffer as a result of environmental liabilities at the Pocono Downs properties will be sufficient to make us whole for any such losses.

Any of the above could have a material adverse effect upon our future operating results and ability to meet our debt service obligations.

Risks Related to Mohegan Sun

Mohegan Sun’s failure to generate sufficient cash flows could prevent us from fulfilling our debt service obligations.

We currently rely primarily on cash flows generated by gaming operations at Mohegan Sun to meet our debt service obligations. Our financial condition and operations are subject to many financial, economic, political, competitive and regulatory factors beyond our control. If Mohegan Sun is unable to generate sufficient cash flows, we may be unable to meet our debt service obligations with respect to our outstanding indebtedness. We could be required to, among other things, reduce or delay planned capital expenditures, dispose of some of our assets and/or seek to restructure some or all of our debt. We cannot assure you that any of these alternatives could be effected on satisfactory terms, if at all, and if effected, would not have a material adverse effect on our results of operations.

If we are not able to compete successfully, we may not be able to generate sufficient cash flows to fund our operations or service our debt.

The following summarizes the material risks we face as a result of existing and potential competition that may affect our results of operations at Mohegan Sun. A more extensive discussion of the competitive landscape affecting Mohegan Sun can be found under “Business—Market and Competition from Other Gaming Operations.” In addition, our racing, and potential slot machine, operations at Pocono Downs are subject to competition in Pennsylvania and southeastern New York, as described below under “Risks Relating to Our Recent Acquisition of Pocono Downs.”

We face intense competition in our target market from Foxwoods Resort Casino.

The existing gaming industry in the northeastern United States is highly competitive. Mohegan Sun currently competes primarily with Foxwoods Resort Casino, or Foxwoods, operated by the Mashantucket Pequot Tribe. Foxwoods is approximately ten miles from Mohegan Sun and is the largest gaming facility in the United States in terms of total gaming positions. Foxwoods has been in operation for approximately twelve years and may have greater financial resources and greater operating experience than us or the Tribe. In addition, Foxwoods has offered certain amenities to its guests for a significantly longer duration than Mohegan Sun, such as hotel accommodations and convention center services.

In August 2004, the Mashantucket Pequot Tribe reported that it completed a $300.0 million expansion at Foxwoods, which includes approximately 120,000 square feet of additional gaming space to accommodate approximately 1,000 slot machines, including 140 new dual-use bingo/slot machines, and 200 smoke-free bingo seats; a 2,100 car parking garage; 7,500 square feet of food and beverage space featuring a Hard Rock Café; and

6,000 square feet of retail space. In May 2005, the Mashantucket Pequot Tribe completed the construction of two golf courses and a 50,000 square foot clubhouse, and are continuing construction on eight golf villas and a golf academy, which are expected to be completed later in 2005.

In February 2005, the Mashantucket Pequot Tribe announced it plans to undertake a three-year, $700.0 million expansion at Foxwoods, which will add over two million square feet to the facility and will include an 825-room hotel tower, a 21,000 square foot spa, a 5,000-seat theater, a 50,000 square foot ballroom, a 2,900 car parking garage, 145,000 square feet of meeting and convention space, four retail stores, two nightclubs, three lounges, four restaurants and additional business meeting and reception space. In addition, the expansion will include 50,000 square feet of gaming space and will accommodate an additional 1,500 slot machines and 45 table games. The project is expected to begin in the summer of 2005 and the facility is scheduled to open in the summer of 2008.

In addition to Foxwoods, we also face competition from existing casino gaming operations elsewhere in the northeastern United States.

Since the completion of the Project Sunburst expansion in June 2002, including our approximately 1,200-room luxury hotel, we have broadened Mohegan Sun’s target market beyond day-trip customers to include guests making overnight stays at the resort. Consequently, Mohegan Sun now competes more directly for customers with casinos in Atlantic City, New Jersey. Many of these casinos have greater resources, operating experience and name recognition than Mohegan Sun. Moreover, public announcements, including those by Boyd Gaming and MGM, indicate that several Atlantic City properties are undergoing renovation and expansion, which could make them more attractive destinations and divert potential customers from Mohegan Sun.

Mohegan Sun also currently faces competition from several casinos and gaming facilities located on Indian tribal lands in New York, and to a lesser extent from racetracks in New York that operate Video Lottery Terminals, or VLTs. New York has six federally recognized tribes located in the central, northern and western parts of the state. Three of these tribes, the Oneida Nation of New York, the Seneca Nation and the St. Regis Mohawk Tribe of New York, currently engage in casino gaming. In addition to these three tribes, other Indian tribes have announced potential casino projects, which, if completed, will add significant casino space and hotel rooms to the northeastern United States gaming market. In addition, four racetracks located in Monticello, Saratoga Springs, Farmington and Buffalo, New York currently operate an aggregate of approximately 5,100 VLTs.

New market entrants in the northeastern United States could adversely affect our operations and our ability to meet our financial obligations.

Under current law, outside of Atlantic City, New Jersey, full-scale commercial casino gaming in the northeastern United States may be conducted only by federally recognized Indian tribes operating under federal Indian gaming laws or on cruise ships in international waters. In recent years, there has been an increase in the number of Indian tribes seeking to engage in commercial casino gaming, including full-scale commercial casinos in the northeastern United States and in the number of individual groups seeking to obtain federal recognition as Indian tribes so that they may engage in commercial casino gaming in the northeastern United States. Under federal law, after obtaining federal recognition and before full scale commercial casino gaming operations may commence, a tribe must, among other things, have land taken into trust by the federal government, negotiate a gaming compact with the state in which they intend to engage in commercial casino gaming, adopt a tribal gaming ordinance and construct a facility. A tribe may also need to negotiate a gaming management agreement and obtain financing to construct a facility. Many Indian tribes and individual groups seeking to gain federal recognition as Indian tribes are pursuing commercial casino gaming in the northeastern United States. These efforts are ongoing in Connecticut, Maine, Massachusetts, New York and Rhode Island.

In addition, a number of states, including Maine, Massachusetts, Rhode Island and New York, have considered or are considering legalization of one or more forms of commercial casino gaming by non-Indians in one or more locations. In July 2004, Pennsylvania legalized commercial slot machine gaming by non-Indians. Based on internal analysis of the existing and potential gaming market in the northeastern United States, we believe that competition from other commercial casino gaming operations will continue to increase in the future. We are unable to predict whether any of the efforts discussed above by other federally recognized Indian tribes, individual groups attempting to gain federal recognition as Indian tribes or legalization of commercial casino gaming by non-Indians will lead to the establishment of additional commercial casino gaming operations in the northeastern United States. If established, we are uncertain of the impact such commercial casino gaming operations will have on our operations and our ability to meet our financial obligations.

Because the gaming industry in the State of Connecticut has experienced seasonal fluctuations in the past, we also may experience seasonal variations in our revenue and operating results that could affect adversely our cash flows.

The gaming industry in the State of Connecticut has experienced seasonal fluctuations, with the heaviest gaming activity occurring between May and August. Similarly, the heaviest gaming activity has occurred at Mohegan Sun between May and August. As a result of this seasonal fluctuation, we likely will continue to experience seasonal variation in our quarterly revenue and operating results that could result in decreased cash flows during periods in which gaming activity is relatively low. These variations in quarterly revenue and operating results could affect adversely our overall financial condition.

Negative conditions affecting, and the seasonal nature of, the lodging industry may have an adverse affect on our revenue and cash flows.

We depend on the revenue generated from the hotel at Mohegan Sun, together with the revenue generated from the other portions of Mohegan Sun, to meet our debt obligations and fund our operations. Revenue generated from the operation of the hotel is subject primarily to conditions affecting our gaming operations, but is also subject to the lodging industry in general, and, as a result, our cash flows and financial performance may be affected not only by the conditions in the gaming industry, but also by those in the lodging industry. Some of these conditions are as follows:

•	changes in the local, regional or national economic climate;

•	changes in local conditions such as an oversupply of hotel properties;

•	decreases in the level of demand for hotel rooms and related services;

•	the attractiveness of our hotel to consumers and competition from comparable hotels;

•	cyclical over-building in the hotel industry;

•	changes in travel patterns;

•	changes in room rates and increases in operating costs due to inflation and other factors; and

•	the periodic need to repair and renovate the hotel.

Adverse changes in these conditions could affect adversely our hotel’s financial performance and results of operations.

In addition, the hotel industry is seasonal in nature, which means that our hotel may experience a decrease in the number of guests and amount of revenue during particular periods during the year where there is limited travel. As a result, our hotel’s revenues may not be stable throughout the year and may cause our financial performance to be affected adversely during these periods.

Our obligations under the relinquishment agreement could affect adversely our financial condition and prevent us from fulfilling our debt service obligations.

Pursuant to the terms of the relinquishment agreement, we are required, among other things, to pay TCA five percent of the revenues (as defined in the relinquishment agreement) generated by Mohegan Sun during the

15-year period which commenced on January 1, 2000. During the six months ended March 31, 2005 and the fiscal year ended September 30, 2004, we paid $35.7 million and $67.4 million, respectively, in relinquishment payments. As of March 31, 2005, relinquishment payments earned but unpaid were $16.7 million.

This obligation consumes a significant portion of our operating cash flows that might otherwise be available to, among other things, reduce indebtedness and fund working capital, capital expenditures and other general operating requirements and thereby affect our ability to meet our debt service obligations. As a result, our flexibility in planning for, or reacting to, changes in our business and the gaming industry in general is reduced. This may place us at a disadvantage compared to our competitors that do not have such an obligation.

Risks Related to the Indian Gaming Industry

Gaming is a highly regulated industry and changes in the law could have a material adverse effect on the Tribe’s and our ability to conduct gaming, and thus on our ability to meet our debt service obligations.

Gaming on the Tribe’s reservation is regulated extensively by federal, state and tribal regulatory bodies, including the NIGC and agencies of the State of Connecticut, such as the Department of Revenue Services’ Division of Special Revenue, the State Police and the Department of Consumer Protection’s Division of Liquor Control. As is the case with any casino, changes in applicable laws and regulations could limit or materially affect the types of gaming that may be conducted, or services provided, by us and the revenues realized therefrom.

Currently, the operation of all gaming on Indian lands is subject to IGRA. Over the past several years, legislation has been introduced in the United States Congress with the intent of modifying a variety of perceived problems with IGRA. Virtually all of the proposals that have been considered seriously would be prospective in effect and contain clauses that would grandfather existing Indian gaming operations such as Mohegan Sun. Legislation also has been proposed, however, which would have the effect of repealing many of the key provisions of IGRA and prohibiting the continued operation of particular classes of gaming on Indian reservations in states where such gaming is not otherwise allowed on a commercial basis. While none of the substantive proposed amendments to IGRA have been enacted, we cannot predict the effects of future legislative acts. In the event that Congress passes prohibitory legislation that does not include any grandfathering exemption for existing tribal gaming operations, and if such legislation is sustained in the courts against tribal challenge, our ability to meet our debt service obligations would be materially and adversely affected.

In addition, under federal law, gaming on Indian land is dependent on the permissibility under state law of specific forms of gaming or similar activities. If the State of Connecticut were to make various forms of gaming illegal or against public policy, such action may have an adverse effect on our ability to conduct our gaming operations. In fact, in January 2003, the State of Connecticut repealed its Las Vegas nights statute, but the state attorney general opined that the repeal did not affect the two existing Indian gaming compacts. Connecticut currently permits, among other things, a state lottery, jai alai fronton betting, greyhound racing and off-track betting parlors.

A change in our, MBC’s or the Pocono Subsidiaries’ current tax-exempt status could have a material adverse effect on our ability to meet our debt service obligations.

Based on current interpretation of the Internal Revenue Code of 1986, as amended, or the Code, we, the Tribe, MBC and the Pocono Subsidiaries are not subject to federal income taxes. However, we cannot assure you that the United States Congress will not reverse or modify the exemption for Indian tribes from federal income taxation.

Efforts have been made in the United States Congress over the past several years to amend the Code to provide for taxation of the net income of tribal business entities. These efforts have included a House of Representatives bill that would have taxed gaming income earned by Indian tribes as unrelated business income subject to corporate tax rates. Although no such legislation has been enacted, such legislation could be passed in the future. A change in the tax law could have a material adverse effect on our financial performance.

Risks Related to Our Recent Acquisition of Pocono Downs

Our inability to obtain a slot machine license in Pennsylvania could adversely affect our liquidity, financial position or cause us to incur significant losses.

One of our primary motives in acquiring Pocono Downs from subsidiaries of Penn National Gaming, Inc., was to obtain a Category One slot machine license in Pennsylvania to operate slot machines at Pocono Downs. If we are not able to obtain such a license, as a result of the actions of the sellers or the failure of the Pennsylvania gaming board to issue any conditional or permanent slot machine licenses on or before July 1, 2006, we have the right to sell the Pocono Downs entities back to the sellers. If we are not able to obtain such a gaming license for any other reason, we may be forced to sell the business to another buyer or operate it, without a slot machine license, as the business is presently conducted, either of which could subject us to significant losses.

If we are not able to develop a slot machine facility at Pocono Downs on time or on budget, we may not be able to achieve our operating projections for the Pocono Downs acquisition.

We anticipate costs to develop a permanent slot machine facility at Pocono Downs in 2007 of up to $175 million. Our estimates assume that we have obtained a Category One license in time to begin construction of a permanent facility in 2006; however, if we are not able to commence construction on time, our projected opening may be delayed and we may be exposed to higher than expected costs. Failure to complete the slot machine facility on budget or on schedule could prevent us from achieving our operating projections and, accordingly, may have a material adverse effect on our financial condition, results of operations or liquidity position.

Delays in the hiring of staff, the issuance of final regulations or the adoption of other policies relating to the Pennsylvania Gaming Control Board could result in delays in the issuance of the Category One licenses, including our own, which in turn, could delay our planned expansion of the Pocono Downs site.

The Pennsylvania Gaming Control Board, or the PGCB, which will oversee slot machine operations in the Commonwealth of Pennsylvania, was established pursuant to the Pennsylvania Race Horse Development and Gaming Act, or the Pennsylvania Gaming Act, enacted in July 2004. The PGCB held its first meeting in December 2004. The PGCB has not yet been fully staffed and has not yet issued final regulations implementing the provisions of the Pennsylvania Gaming Act, including those governing the procedures for the application and issuance of Category One licenses or the procedures for the granting of suppliers and manufacturers licenses for the distribution and procurement of slot machines for facilities located in Pennsylvania.

An ongoing constitutional challenge to the manner in which the slots legislation was enacted remains pending before the Pennsylvania Supreme Court. It has been reported that such court will issue a decision in the near future. The challenge has adversely impacted the Pennsylvania Gaming Control Board’s ability to hire and fill key positions, including General Counsel, Executive Director and Director of Enforcement. Recently, the chairman of the Gaming Control Board publicly indicated that, because of these hiring delays, the Gaming Control Board’s original schedule for issuing Category One conditional licenses by the end of the 2005 calendar year has changed to January or February of 2006.

Construction difficulties may delay our projected opening and could prevent us from achieving our operating projections.

Construction projects like this one are inherently subject to significant development and construction risks, all of which could cause unanticipated delays or cost increases. These include the following:

•	regulatory approvals;

•	labor disputes;

•	shortage of material and skilled labor;

•	weather interference;

•	engineering problems;

•	environmental problems;

•	fire, flood and other natural disasters; and

•	geological, construction, demolition, excavation and/or equipment problems.

If Pocono Downs is not able to compete successfully with existing and potential competitors, we may not be able to generate sufficient cash flows to fulfill our debt service obligations relating to the acquisition and our development activities.

The Pennsylvania legislation authorizes slot machines at seven harness and thoroughbred racetracks, and five stand-alone slot facilities. Each of the facilities may initially install up to 3,000 slot machines and can be expanded to up to 5,000 slot machines after six months of operation and upon gaining the approval of the PGCB. In addition, the legislation authorizes two resort facilities with up to 500 slot machines. The legislation also includes prohibitions against locating facilities in close proximity to other operations, including, among other things, a prohibition against locating another harness or thoroughbred facility with slots or a standalone slot facility within 20 linear miles of Pocono Downs, and a prohibition against locating a resort facility within 15 linear miles of Pocono Downs.

In addition to Pocono Downs, there are two thoroughbred racetracks, Philadelphia Park located in Bensalem (approximately 115 miles southeast of Pocono Downs) and Penn National Race Course in Grantville (located approximately 85 miles southwest of Pocono Downs) and one harness racetrack, the Meadows located in Meadow Lands, near Pittsburgh (approximately 325 miles from Pocono Downs) currently operating. In addition, the Pennsylvania State Horse Racing Commission has approved a racing license for MTR Gaming to build a thoroughbred racetrack in Summit Township, near Erie (approximately 325 miles from Pocono Downs), and the Pennsylvania State Harness Racing Commission, or the Harness Racing Commission, has approved a harness racing license for Harrah’s to build a harness racetrack in Chester, approximately 115 miles from Pocono Downs. The Harness Racing Commission also has conducted hearings on competing proposals for a license for a new harness racetrack in Mahoning Township and South Beaver Township (approximately 280 and 300 miles from Pocono Downs, respectively). It has been reported that the Horse Racing Commission has received as many as five applications from proposed developers/property owners for the fourth and final new racing license permitted in Pennsylvania. However, under the Pennsylvania Gaming Act, unless the developer of a proposed horse racetrack had received approval for a racing license within the 18 months immediately preceding the passage of the Pennsylvania Gaming Act, the licensee would not be permitted to obtain a slot license.

Under the Pennsylvania Gaming Act, the PGCB will select the location of the five stand-alone slot facilities, so long as at least two of the stand-alone slot parlors are located in Philadelphia and one is located in Pittsburgh. The remaining two facilities will be selected by the PGCB from the list of applicants who submit applications for a slot license. There have been several reports of proposed locations for the two remaining stand-alone slot facilities to be located outside of Philadelphia and Pittsburgh, with some reports indicating that one could be located less than 50 miles from Pocono Downs. We cannot predict which owners of any of these proposed sites will receive gaming licenses or, accordingly, where any of the licensed facilities will be located or what impact, if any, they will have on our planned Pocono Downs operations.

In addition to the other slot facilities in Pennsylvania, Pocono Downs may face competition from up to three full scale casino gaming operations by Indian Tribes in the Catskill Mountains of New York. The Catskills are approximately 90 miles from Pocono Downs.

We are uncertain of the impact these racetracks and commercial casino gaming operations will have on our operations and our ability to meet our financial obligations.

We may experience difficulties in integrating the Pocono Downs operations.

The integration of a new business involves risks which may be costly and may adversely affect us. These risks include, among others:

•	the need to divert more management resources to integration than we planned, which may adversely affect, among other things, our ability to manage our existing business;

•	the failure to retain key employees of the Pocono Downs business may result in an inability to replace them on favorable terms with employees of equal skill;

•	difficulties in coordinating geographically separated organizations, integrating personnel with disparate business backgrounds and combining different corporate cultures; and

•	acquiring liabilities or adverse operating issues that we failed to discover through our diligence prior to the acquisition that, if in excess of the indemnification obligations of the sellers, could result in unforeseen costs.

Our operations of the Pocono Downs business subject us to regulation by Pennsylvania’s State Harness Racing Commission and, if we obtain a license, gaming authorities.

As owners and operators of the Pocono Downs harness racing facility and off-track-wagering operations in Pennsylvania, we are subject to extensive state regulation by the Harness Racing Commission and other state regulatory bodies such as the liquor control board. If we obtain a slot machine license, we also will become subject to further state regulation by the PGCB. Applicable rules and regulations may require that we obtain a variety of registrations, permits and approvals to conduct our operations. Regulatory bodies may, for any reason set forth in the applicable legislation, rules and regulations, limit, condition, suspend, deny or revoke a license to conduct our operations as we intend to conduct them. We cannot assure you that we will be able to obtain all registrations, permits, approvals or licenses necessary to conduct our business in Pennsylvania as we intend to conduct it or that, if obtained, we will be able to renew them as required. Any of these events, or any changes in applicable laws or regulations, could have a material adverse effect on our business, financial condition and results of operations.

Prior to the adjournment of the Pennsylvania legislature in December 2004, a bill containing certain amendments to the Pennsylvania Gaming Act was passed by both houses of the legislature. The bill was vetoed by Governor Rendell. It has been reported that another amendment will be proposed that would permit slot machine facilities to offer poker, blackjack and table games at the slot facilities. It is possible that there may be additional attempts to amend the Pennsylvania Gaming Act in future legislative sessions. As with any gaming operation, changes in applicable laws or regulations could limit or materially affect the types of gaming we may conduct, or the services we may provide, at Pocono Downs. In addition, several legal challenges have been filed in both state and federal court challenging various provisions of the Pennsylvania Gaming Act. We cannot predict the effects of such challenges on our planned operations at Pocono Downs.

Risks Related to the Notes and the Exchange Offer

The exchange notes will not be secured by any of our assets.

The exchange notes will not be secured by any of our assets. If we become insolvent or are liquidated, the holders of our senior secured debt, including our bank credit facility, will be entitled to exercise the remedies available to senior secured lenders under applicable law and pursuant to instruments governing such debt. Accordingly, such lenders will have a prior claim on our assets. In that event, because the exchange notes will not be secured by any of our assets, it is possible that there will be no assets from which claims of holders of the exchange notes can be satisfied or, if any assets remain, the remaining assets might be insufficient to satisfy those claims in full. Assuming we had fully drawn all possible amounts available under our bank credit facility, taking into account covenants under our line of credit as of the date of this prospectus, we would have had $424.4 million of senior secured debt outstanding.

Your notes may be redeemed automatically if your ownership of the notes jeopardizes our authority or ability to conduct gaming.

We have the right to redeem the notes if any holder of the notes jeopardizes our authority or ability to conduct gaming by not having required licenses or qualifications. The redemption price for the notes in the case of such redemption is equal to the lowest of the holder’s cost, the principal amount of such notes and the current market price of such notes.

We may lack sufficient funds to effect a repurchase of the notes upon a change of control.

Upon the occurrence of specified change of control events, we will be required to offer to repurchase all outstanding notes. We may not have the ability to raise the funds necessary to finance the change of control offer required by the indenture.

Some holders of exchange notes may still be subject to various transfer restrictions.

You generally may sell exchange notes without complying with the registration requirements of the Securities Act, unless you are:

•	an “affiliate” of us within the meaning of Rule 405 under the Securities Act;

•	a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities; or

•	a broker-dealer that acquired outstanding notes directly from us for resale pursuant to Rule 144A or another available exemption under the Securities Act.

Our “affiliates” may sell exchange notes only in compliance with the provisions of Rule 144 under the Securities Act or another available exemption. The broker-dealers described above must deliver a prospectus in connection with any resale of exchange notes.

Your right to receive payments on the notes and the guarantee will be junior in priority to our senior indebtedness. Therefore, if we do not have sufficient funds to pay all of our debts, then the senior debt will be paid before any payment may be made with respect to the notes.

In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the Guarantors, holders of the notes will participate with trade creditors and other holders of senior subordinated indebtedness in the assets remaining after we and the Guarantors have paid all of our respective senior debt, including our remaining 8 1/8% senior notes due 2006, our existing 6 1/8% senior notes due 2013 and the bank credit facility. However, because the indenture requires that amounts otherwise payable to the holders of the notes in a bankruptcy or similar proceeding be paid to holders of designated senior debt instead, holders of the notes may receive less, ratably, than holders of trade payables in any such proceedings. Therefore, if we or the Guarantors do not have sufficient funds to pay all creditors, then holders of our notes and the Guarantors’ guarantee likely will receive less, ratably, than the holders of our senior debt and holders of our trade payables.

Assuming we had fully drawn all possible amounts available under the bank credit facility, taking into account covenants under our line of credit as of the date of this prospectus, the notes and the guarantee would have been subordinated to $688.4 million of designated senior debt. Subject to provisions in the indenture and the other instruments to which we are a party, we may be able to borrow substantial additional indebtedness, including senior debt, in the future.

In the event of a liquidation, bankruptcy or a similar proceeding, the notes also are subordinated to 50% of our payment obligations under the relinquishment agreement that are then due and owing, but effectively are not subordinated to such payment obligations that are not yet due under the relinquishment agreement since the payment obligations under the relinquishment agreement cannot be accelerated by their terms and have no blockage rights as designated senior debt under our indentures. In addition, the notes rank equally to the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing, but effectively are senior to such payment obligations that are not yet due under the relinquishment agreement since payment obligations under the relinquishment agreement cannot be accelerated by their terms.

There is no established trading market for the notes, which could make it more difficult for you to sell your notes and could affect adversely the price of your notes.

The notes constitute a new issue of securities for which no established trading market exists. If the notes are traded after their initial issuance, the liquidity of the trading market in the notes, and the market price quoted for the notes, may be affected adversely by changes in the overall market for high yield securities and by changes in our financial performance or prospects or in the prospects for companies in the gaming industry generally. As a result, you cannot be sure that an active trading market will develop for the notes.

We have been informed by the initial purchasers of the outstanding notes that they intend to make a market in the notes. However, the initial purchasers have no obligation to do so, and may discontinue any market-making activities at any time without notice. We do not intend to list the notes on any national securities exchange or to seek the admission thereof to trade on the Nasdaq National Market. We cannot assure you of the development of any market or of the liquidity of any market that may develop for the notes following the exchange offer.

Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.

We have not registered and do not intend to register the outstanding notes under the Securities Act. Outstanding notes that remain unexchanged after consummation of the exchange offer will therefore remain subject to transfer restrictions under applicable securities laws. Unexchanged outstanding notes will continue to bear a legend reflecting these restrictions on transfer. Furthermore, we have not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the outstanding notes. We cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

Federal and state statutes allow courts, under specific circumstances, to void guarantees and require noteholders to return payments received from guarantors.

If a bankruptcy case or lawsuit is initiated by unpaid creditors or any guarantor, the debt represented by the guarantee entered into by the guarantor may be reviewed under the federal bankruptcy law and comparable provisions of state fraudulent transfer laws. Under these laws, a guarantee could be voided, or claims in respect of the guarantee could be subordinated to certain obligations of a guarantor if, among other things, the guarantor, at the time it entered into the guarantee:

•	received less than reasonably equivalent value or fair consideration for entering into the guarantee; and:

•	was insolvent or rendered insolvent by reason of entering into a guarantee; or

•	was engaged in a business or transaction for which the guarantor’s remaining assets constituted unreasonably small capital; or

•	intended to incur, or believed that it would incur, debts or contingent liabilities beyond its ability to pay them as they became due.

In addition, any payment by a guarantor could be voided and required to be returned to the guarantor or to a fund for the benefit of the guarantor’s creditors under those circumstances.

If a guarantee of a subsidiary were voided as a fraudulent conveyance or held unenforceable for any other reason, holders of the notes would be solely creditors of us and creditors of future subsidiaries that have validly guaranteed the notes. The notes then would be effectively subordinated to all liabilities of the subsidiary whose guarantee was voided.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, were greater than the fair saleable value of all of its assets; or

•	the present fair saleable value of its assets were less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts or contingent liabilities as they become due.

The indenture requires that future restricted subsidiaries guarantee the notes under certain circumstances. These considerations will also apply to those guarantees.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains statements about future events, including without limitation, information relating to business development activities, as well as capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and increased competition. These statements can sometimes be identified by our use of forward-looking words such as “may,” “will,” “anticipate,” “estimate,” “expect,” or “intend” and similar expressions. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ materially from those expressed in any forward-looking statements made by us or on our behalf. You should review carefully all of the information in this prospectus, including the financial statements.

In addition to the risk factors described under the heading “Risk Factors,” the following important factors, among others, could affect our future financial condition or results of operations, causing actual results to differ materially from those expressed in the forward-looking statements:

•	increased competition (including the legalization or expansion of gaming in Connecticut, New York, Pennsylvania, Massachusetts, Maine and/or Rhode Island);

•	the financial performance of Mohegan Sun;

•	our ability to obtain a gaming license in Pennsylvania and develop a gaming facility at Pocono Downs on time and on budget;

•	the financial performance of the Pocono Downs facility;

•	our ability to implement successfully our diversification strategy;

•	our dependence on existing management;

•	the local, regional, national or global economic climate;

•	our leverage and ability to meet our debt service obligations;

•	an act of terrorism in the United States of America;

•	changes in federal or state tax laws or the administration of such laws;

•	changes in gaming laws or regulations (including the limitation or suspension of licenses required under gaming laws and regulations); and

•	the continued availability of financing.

These factors and the other risk factors discussed in this prospectus are not necessarily all of the important factors that could cause our actual results to differ materially from those expressed in any of the forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. We cannot assure you that any projected results or events will be achieved. We do not have and do not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

In connection with the sale of the outstanding notes, we entered into a registration rights agreement with the initial purchasers. Pursuant to the registration rights agreement, we agreed to file and to use our best efforts to cause to become effective with the SEC a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part. The exchange offer is being made to satisfy our contractual obligations under the registration rights agreement.

By tendering outstanding notes in exchange for exchange notes, each holder represents to us that:

(1) the holder of the outstanding notes is not an “affiliate,” as such term is defined under the Securities Act, of us, or if the holder is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, if applicable (we may require a holder to deliver a legal opinion confirming it is not such an affiliate);

(2) the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

(3) the holder is not engaging in or intending to engage in a “distribution,” as such term is defined under the Securities Act, of such exchange notes;

(4) the holder has no arrangement or understanding with any person to participate in a distribution of such exchange notes;

(5) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act and who receives exchange notes for its own account in exchange for outstanding notes pursuant to the exchange offer, by tendering outstanding notes and executing the Letter of Transmittal, represents and agrees that such outstanding notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities and that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes (provided that, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act);

(6) the holder acknowledges and agrees that any person who is participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes or interests therein acquired by such person and cannot rely on the position of the staff of the SEC set forth in certain no-action letters;

(7) the holder understands that a secondary resale transaction described in the representation above and any resales of exchange notes or interests therein obtained by such holder in exchange for outstanding notes or interests therein originally acquired by such holder directly from us should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the SEC;

(8) the holder has full power and authority to tender, exchange, sell, assign and transfer the outstanding notes tendered hereby and that, when the same are accepted for exchange, we will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances; and

(9) the outstanding notes tendered hereby are not subject to any adverse claims or proxies.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of the exchange notes would be in violation of the securities laws of that jurisdiction.

Unless the context requires otherwise, the term “holder” with respect to the exchange offer means any person in whose name the outstanding notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC, whose name appears on a security position listing as a holder of outstanding notes (which, for purposes of the exchange offer, include beneficial interests in the outstanding notes held by direct or indirect participants in DTC and outstanding notes held in definitive form).

We may be required to file with the SEC a “shelf” registration statement for a continuous offer in connection with the outstanding notes. Pursuant to the registration rights agreement, we will be required to file a shelf registration statement if (1) we are not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy or (2) any holder of transfer restricted securities notifies us prior to the 20th business day following consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales or (c) it is a broker-dealer and owns outstanding notes acquired directly from us or any of our affiliates.

Terms of the Exchange Offer

We hereby offer, upon the terms and subject to the conditions shown in this prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that (1) the exchange notes have been registered under the Securities Act and therefore are not subject to the restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to some of the rights of holders of the outstanding notes under the registration rights agreement. The exchange notes evidence the same indebtedness as the outstanding notes (which they replace) and will be issued pursuant to, and entitled to the benefits of, the indenture.

The exchange offer is not conditioned on any minimum principal amount of outstanding notes being tendered for exchange. We reserve the right in our sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date in the exchange offer or, as shown under “—Conditions to the Exchange Offer,” to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $150.0 million principal amount of outstanding notes are outstanding.

Holders of outstanding notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Outstanding notes which are not tendered for, or are tendered but not accepted in connection with the exchange offer will remain outstanding. See “Risk Factors—Risks Related to the Exchange—Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.”

If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described herein or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the outstanding notes in connection with the exchange offer. We will pay all charges and expenses, other than specified applicable taxes. See “—Fees and Expenses.”

THE AUTHORITY MAKES NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND REQUIREMENTS.

Expiration Date; Extensions; Amendments

The “expiration date” for the exchange offer is 5:00 p.m., New York City time, on July 26, 2005 unless we extend the exchange offer. If we extend the exchange offer, the “expiration date” will be the latest date and time to which the exchange offer is extended. However, in no event will the exchange offer be open for more than 30 business days.

We expressly reserve the right in our sole and absolute discretion, subject to applicable law, at any time and from time to time,

(1) to delay the acceptance of the outstanding notes for exchange,

(2) to terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) if we determine, in our sole and absolute discretion, that any of the events or conditions referred to under “—Conditions to the Exchange Offer” has occurred or exists or has not been satisfied with respect to the exchange offer,

(3) to extend the expiration date of the exchange offer and retain all outstanding notes tendered pursuant to the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under “—Withdrawal Rights” and

(4) to waive any condition or otherwise amend the terms of the exchange offer in any respect. If the exchange offer is amended in a manner determined by us to constitute a material change, or if we waive a material condition of the exchange offer, we will promptly disclose such amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be confirmed promptly in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, and subject to applicable laws, we shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

Upon the terms and subject to the conditions of the exchange offer, we will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under “—Withdrawal Rights”) promptly after the expiration date.

In all cases, delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

(1) outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC,

(2) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC’s ATOP for a book-entry transfer, with any required signature guarantees, and

(3) any other documents required by the Letter of Transmittal.

Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

The term “book-entry confirmation” means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures.

Subject to the terms and conditions of the exchange offer, we will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn, if and when we give oral or written notice to the exchange agent (any such oral notice to be confirmed promptly in writing) of our acceptance of such outstanding notes for exchange pursuant to the exchange offer. Our acceptance for exchange of outstanding notes tendered pursuant to any of the procedures described below will constitute a binding agreement between the tendering holder and us upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for us for the purpose of receiving tenders of outstanding notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, Letters of Transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. Such exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any outstanding notes tendered pursuant to the exchange offer is delayed (whether before or after our acceptance for exchange of outstanding notes), or we extend the exchange offer or are unable to accept for exchange or exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to our rights set forth herein, the exchange agent may, nevertheless, on our behalf and subject to Rule 14e-1(c) under the Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under “—Withdrawal Rights.”

Procedures for Tendering Outstanding Notes

Valid Tender

Except as set forth below, in order for outstanding notes to be validly tendered pursuant to the exchange offer, either (1)(a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC’s ATOP for a book-entry transfer, with any required signature guarantees and any other required documents, must be received by the exchange agent at the address or the facsimile number set forth under “—Exchange Agent” prior to the expiration date and (b) tendered outstanding notes must be received by the exchange agent, or such outstanding notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date, or (2) the guaranteed delivery procedures set forth below must be complied with.

If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by us, evidence satisfactory to us of such person’s authority to so act also must be submitted.

Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

The method of delivery of outstanding notes, the Letter of Transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No Letter of Transmittal or outstanding notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC’s book-entry transfer facility system should make a book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfers. ATOP is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s system instead of sending a signed, hard-copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

Signature Guarantees

Certificates for outstanding notes need not be endorsed and signature guarantees on a Letter of Transmittal or a notice of withdrawal, as the case may be, are unnecessary unless (a) a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate or (b) a registered holder completes the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an “eligible guarantor institution,” including (as such terms are defined therein) (1) a bank, (2) a broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (3) a credit union, (4) a national securities exchange, registered securities association or clearing agency or (5) a savings association that is a participant in a Securities Transfer Association (each an “Eligible Institution”), unless surrendered on behalf of such Eligible Institution. See Instruction 2 to the Letter of Transmittal.

Guaranteed Delivery

If a holder desires to tender outstanding notes pursuant to the exchange offer and the certificates for such outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

(1) such tenders are made by or through an Eligible Institution;

(2) prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, or an electronic message through ATOP with respect to guaranteed delivery for book-entry transfers, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP for book-entry transfers, the certificates for all physically tendered outstanding notes, in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the exchange agent; and

(3) the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or a facsimile thereof) or a properly transmitted electronic message through ATOP in the case of book-entry transfers, and any other documents required by the Letter of Transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP with respect to guaranteed delivery for book-entry transfers.

Determination of Validity

All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered outstanding notes will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. We reserve the absolute right, in our sole and absolute discretion, to reject any and all tenders we determine not to be in proper form or the acceptance for exchange of which may, in the view of our counsel, be unlawful. We also reserve the right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under “—Conditions to the Exchange Offer” or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

Our interpretation of the terms and conditions of the exchange offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. Neither we nor the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to third parties unrelated to us, including Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), we believe that holders of outstanding notes who exchange their outstanding notes for exchange notes may offer for resale, resell and otherwise transfer such exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities or directly from us for resale under an available exemption under the Securities Act. Also, resale would only be permitted for exchange notes that are acquired in the ordinary course of a holder’s business, where such holder has no arrangement or understanding with any person to participate in the distribution of such exchange notes and such holder is not our “affiliate.” The staff of the SEC has not considered this exchange offer in the context of a no-action letter, and there can be no assurance that the staff of the SEC would make a similar determination with respect to this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes under the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Withdrawal Rights

Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on July 26, 2005, or such date and time to which the exchange offer is extended.

In order for a withdrawal to be effective, such withdrawal must be in writing and timely received by the exchange agent at its address or the facsimile number set forth under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn, and (if certificates for such outstanding notes have been tendered) the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered such outstanding notes. If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of outstanding notes tendered for the account of an Eligible Institution. If outstanding notes have been tendered pursuant to the procedures for book-entry transfer set forth in “—Procedures for Tendering Outstanding Notes,” the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under “—Procedures for Tendering Outstanding Notes.”

All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by us, in our sole discretion, which determination shall be final and binding on all parties. None of us, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder promptly after withdrawal.

Conditions to the Exchange Offer

Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer,

•	we will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes;

•	we will not be required to issue exchange notes in exchange for any outstanding notes; and

•	as described below, we may at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted for exchange, or we may waive any conditions to or amend the exchange offer, if any of the following conditions have occurred or exists or have not been satisfied before the expiration date:

•	a change in the current interpretation by the staff of the SEC which permits resale of exchange notes as described under “—Resales of Exchange Notes;”

•	the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the adoption or enactment of any law, statute, rule or regulation which, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer;

•	the issuance of a stop order by the SEC or any state securities authority suspending the effectiveness of the registration statement, or proceedings for that purpose;

•	failure to obtain any governmental approval which we consider necessary for the consummation of the exchange offer as contemplated hereby; and

•	any change or development involving a prospective change in our business or financial affairs which we believe might materially impair our ability to proceed with the exchange offer.

If we determine in our sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, we may, subject to applicable law, terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) or waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, we will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. In this case, we will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

United States Federal Income Tax Consequences

The exchange of the outstanding notes for the exchange notes will not be a taxable exchange for United States federal income tax purposes, and holders of outstanding notes will not recognize any taxable gain or loss or any interest income as a result of such exchange.

Exchange Agent

U.S. Bank National Association has been appointed as the exchange agent. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the exchange agent as follows:

By Overnight Courier, Registered/Certified Mail and by Hand Delivery:

US Bank National Association

U.S. Bank West Side Flats Operations Center

60 Livingston Ave

St. Paul, MN 55107

Attn: Specialized Finance

Telephone: 800-934-6802

Facsimile: 651-495-8158

Fax cover sheets should provide a call back phone number and request a call back, upon receipt.

DELIVERY TO OTHER THAN THE ABOVE ADDRESS OR FACSIMILE NUMBER WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

We will bear the expenses of soliciting tenders in the exchange offer. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by our officers, directors or employees.

We have not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We have agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. We also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection therewith, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement. We will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive, in exchange, an equal number of outstanding notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except as otherwise described in the section entitled “The Exchange Offer—Terms of the Exchange Offer.” The outstanding notes tendered in exchange for the exchange notes will be retired and cancelled by us and cannot be reissued.

SELECTED FINANCIAL DATA

The selected financial data shown below for the fiscal years ended September 30, 2004, 2003 and 2002 and as of September 30, 2004 and 2003, have been derived from our audited consolidated financial statements included in this prospectus. The selected financial data set forth below for the fiscal years ended September 30, 2001 and 2000 and as of September 30, 2002, 2001 and 2000, have been derived from our audited financial statements for those years, which are not included in this prospectus. The selected financial data shown below for the six months ended March 31, 2005 and 2004 and as of March 31, 2005 have been derived from the unaudited condensed consolidated financial statements included in this prospectus. The selected financial data shown below as of March 31, 2004 has been derived from the unaudited condensed consolidated financial statements for that period, which are not included in this prospectus. The condensed consolidated financial statements as of or for the six months ended March 31, 2005 and 2004 include all adjustments (including only normal, recurring adjustments) necessary for a fair presentation of such information. Operating results for interim periods are not necessarily indicative of the results that might be expected for the entire fiscal year. The financial information shown below should be read in conjunction with our financial statements and related notes beginning on page F-1 of this prospectus, the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the other financial and statistical data included in this prospectus. Our historical financial statements for the fiscal year ended September 30, 2000 (prior to the revisions described in Note 3—Reclassifications of the September 30, 2002 consolidated financial statements) were audited by another firm of independent accountants, Arthur Andersen LLP, who have ceased operations. Unless otherwise indicated, dollar amounts shown in the following table are in thousands.

	As of or for the Fiscal Year Ended September 30,										As of or for the Six Months Ended March 31,
	2004		2003		2002		2001		2000		2005		2004
Operating Results:
Gross revenues	$1,367,933		$1,280,440		$1,121,060		$859,608		$809,314		$689,237		$662,629
Promotional allowances	(111,007)		(102,952)		(88,167)		(71,372)		(70,044)		(57,164)		(52,104)

Net revenues	$1,256,926		$1,177,488		$1,032,893		$788,236		$739,270		$632,073		$610,525

Income from operations	$246,617		$241,333		$213,680		$267,935		$195,514		$118,421		$115,605
Total other expense(1)	(143,748	)(2)	(145,648	)(3)	(113,648)		(53,403)		(48,906)		(56,053)		(54,784)

Income from continuing operations before minority interest	102,869		95,685		100,032		214,532		146,608		62,368		60,821
Minority interest	18		—		—		—		—		195		—

Income from continuing operations	102,887		95,685		100,032		214,532		146,608		62,563		60,821
Loss from discontinued operations	—		—		—		(591)		(674)		—		—

Net income	$102,887		$95,685		$100,032		$213,941		$145,934		$62,563		$60,821

Other Data:
Interest expense, net of capitalized interest	$78,970		$83,492		$76,635		$20,375		$37,799		$41,452		$39,669
Capital expenditures	$30,680		$30,277		$224,743		$728,742		$288,278		$21,291		$21,814
Net cash flows provided by operating activities	$215,053		$195,484		$183,699		$201,338		$194,845		$114,043		$104,952
Ratio of earnings to fixed charges(4)	2.0	x	1.8	x	1.7	x	2.9	x	2.8	x	2.2	x	2.1	x

Balance Sheet Data:
Total assets	$1,579,705		$1,658,511		$1,714,055		$1,554,693		$885,379		$1,871,122		$1,619,048
Long-term debt and capital lease obligations	$1,003,051		$1,101,649		$1,052,173		$908,000		$502,336		$1,256,845		$1,070,042

(1)	For the fiscal years ended September 30, 2004, 2003, 2002, 2001 and 2000, total other expense includes $29.9 million, $33.6 million, $36.3 million, $35.8 million and $23.1 million, respectively, for the accretion of discount to the relinquishment liability to reflect the impact of the time value of money. For the six months ended March 31, 2005 and 2004, total other expense includes $13.7 million and $15.0 million, respectively, for accretion of discount to the relinquishment liability to reflect the impact of the time value of money. A discussion of our accounting for the relinquishment liability may be found under Notes 2 and 12 to our audited consolidated financial statements included in this prospectus.
(2)	Includes a loss on extinguishment of debt of $34.1 million. The loss is comprised of a tender premium of $31.0 million, a write-off of unamortized debt issuance costs of $3.5 million and other transaction costs of approximately $1.1 million, offset by a net gain of $1.5 million from the recognition of the remaining net deferred gain on related derivative instruments.
(3)	Includes a loss on extinguishment of debt of $27.4 million. The loss is comprised of a tender premium of $22.8 million, a write-off of unamortized debt issuance costs of $4.4 million and other transaction costs of approximately $200,000.
(4)	For purposes of computing the ratio of earnings to fixed charges, earnings include income from continuing operations, amortization of capitalized interest, accretion of discount to the relinquishment liability, amortization of debt issuance costs and a portion of rental expense (deemed by us to be representative of the interest factor of rental payments).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our financial statements and the related notes beginning on page F-1 and the sections in this prospectus entitled “Selected Financial Data” and “Business.”

Overview

The Tribe and the Authority

The Mohegan Tribe of Indians of Connecticut, or the Tribe, is a federally recognized Indian tribe with an approximately 405-acre reservation situated in southeastern Connecticut, adjacent to Uncasville, Connecticut. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal lands, subject to, among other things, the negotiation of a gaming compact with the state in which they operate. The Tribe and the State of Connecticut have entered into such a compact, the Mohegan Compact, which has been approved by the United States Secretary of the Interior. We were established as an instrumentality of the Tribe, with the exclusive power to conduct and regulate gaming activities on tribal lands and the nonexclusive authority to conduct such activities elsewhere. Our gaming operation at Mohegan Sun is one of only two legally authorized gaming operations in New England offering traditional slot machines and table games. We also own Pocono Downs, one of only two harness racing facilities in Pennsylvania, located in Wilkes-Barre, as well as five Pennsylvania off-track wagering (OTW) facilities located in Carbondale, East Stroudsburg, Erie, Hazleton and Lehigh Valley (Allentown). We are governed by a nine-member Management Board, whose members also comprise the Mohegan Tribal Council (the governing body of the Tribe). Any change in the composition of the Mohegan Tribal Council results in a corresponding change in our Management Board.

Explanation of Key Financial Statement Captions

Gross revenues

Our gross revenues are derived primarily from the following four sources:

•	gaming revenues, which include revenues from slot machines, table games, keno and racebook (including pari-mutuel wagering revenues from our racebook at Mohegan Sun and our Pennsylvania OTW’s acquired on January 25, 2005);

•	food and beverage revenues;

•	hotel revenues; and

•	retail, entertainment and other revenues, which include revenues from the Mohegan Sun managed retail shops and the Mohegan Sun Arena.

Our largest component of revenues is gaming revenues, which is recognized as gaming wins less gaming losses, and is comprised primarily of revenues from our slot machines and table games at Mohegan Sun. Revenues from slot machines are the largest component of our gaming revenues. Gross slot revenues, also referred to as gross slot win, represent all amounts played in slot machines reduced by both (1) the winnings paid out and (2) all amounts we deposit into slot machines to ensure sufficient coins in each machine to pay out the winnings. Pursuant to the Mohegan Compact, we report gross slot revenues and other statistical information related to slot machine operations to the State of Connecticut. On a monthly basis, we also post this information on our website at www.mohegansun.com.

Other commonly used terms in the discussion of revenues from slot machines include progressive slot machines, progressive jackpots, net slot revenues, slot handle, gross slot hold percentage and net slot hold percentage. Progressive slot machines retain a portion of each amount wagered and aggregate these amounts with similar amounts from other slot machines in order to create one-time winnings that are substantially larger than those paid in the ordinary course of play. We refer to such aggregated amounts as progressive jackpots. Wide-area progressive jackpot amounts are paid by a third party vendor and we remit a weekly payment to the vendor based on a percentage of the slot handle for each wide-area progressive slot machine. We accrue in-house progressive jackpot amounts until paid, and such accrued amounts are deducted from gross slot revenues, along with wide-area progressive jackpot amounts, to arrive at net slot revenues, also referred to as net slot win. Net slot revenues are included in gaming revenues in the accompanying condensed consolidated statements of income. Slot handle is the total amount wagered by patrons on slot machines during the period. Gross slot hold percentage is the gross slot win as a percentage of slot handle. Net slot hold percentage is the net slot win as a percentage of slot handle.

Commonly used terms in the discussion of revenues from table games include table games revenues, table games drop and table games hold percentage. Table games revenues represents the closing table games inventory plus table games drop and credit slips for coins, chips or tokens returned to the casino cage, less opening table games inventory, discounts provided on patron losses, free bet coupons and chip fills to the tables. Table games drop is the total amount of cash, free bet coupons, cash advance drafts, customer deposit withdrawals, safekeeping withdrawals and credit issued at the table contained in the locked container at each gaming table. Table games hold percentage is table games revenues as a percentage of table games drop.

Revenues from food and beverages, hotel, retail, entertainment events and other services are recognized at the time the service is performed. Minimum rental revenues that we receive pursuant to our rental lease agreements for the Shops at Mohegan Sun are recognized on a straight-line basis over the terms of the leases. Percentage rents are recognized in the period in which the tenants exceed their respective percentage rent thresholds.

Promotional allowances

We operate a voluntary program for our guests at Mohegan Sun, without membership fees, called the Mohegan Sun Player’s Club. This program provides complimentary food, beverages, hotel, retail, entertainment and other services to guests based on points that are awarded for guests’ gaming activities. These points may be used to purchase, among other things, items at the retail stores and restaurants located within Mohegan Sun, including the Shops at Mohegan Sun and the Mohegan Sun gasoline and convenience center. Points also may be used to purchase hotel services and tickets to entertainment events held at Mohegan Sun facilities. The retail value of points are included in gross revenues when redeemed at Mohegan Sun operated facilities and then deducted as promotional allowances to arrive at net revenues.

We also have ongoing promotional programs which offer coupons to our guests for the purchase of food, beverage, hotel and retail amenities offered within Mohegan Sun. The retail value of items or services purchased with coupons at Mohegan Sun operated facilities is included in gross revenues and the respective coupon value is deducted as promotional allowances to arrive at net revenues.

Gaming expenses

The largest component of gaming expenses is the portion of gross slot revenues which must be paid to the State of Connecticut. We refer to this payment as the slot win contribution. For each 12-month period commencing July 1, 1995, the slot win contribution is the lesser of (a) 30% of gross slot revenues, or (b) the greater of (i) 25% of gross slot revenues or (ii) $80.0 million. Gaming expenses also include, among other things, expenses associated with operation of slot machines, table games, keno and racebook, certain marketing expenses, and promotional expenses for the Mohegan Sun Player’s Club points and coupons redeemed at the hotel, restaurants and retail outlets owned by Mohegan Sun, as well as third party tenant restaurants and the Shops at Mohegan Sun.

Income from operations

We calculate income from operations as net revenues less total operating costs and expenses. Income from operations represents only those amounts that relate to our consolidated operations and excludes minority interest, accretion of discount to the relinquishment liability, interest income, interest expense, loss on early extinguishment of debt and other non-operating income and expenses.

Accretion of discount to the relinquishment liability and reassessment of relinquishment liability

In February 1998, we entered into a relinquishment agreement with TCA. The relinquishment agreement provides that we will make certain payments to TCA out of, and determined as a percentage of, revenues (as defined in the relinquishment agreement) generated by Mohegan Sun over a 15-year period. In accordance with Statement of Financial Accounting Standards, or SFAS, No. 5 “Accounting for Contingencies,” or SFAS 5, we have recorded a relinquishment liability of the estimated present value of our obligations under the relinquishment agreement. We reassess projected revenues (and consequently the relinquishment liability) (i) annually in conjunction with our budgeting process and (ii) when necessary to account for material increases or decreases in projected revenues over the relinquishment period. Further, we record a quarterly accretion to the relinquishment liability to reflect the impact of the time value of money. Since there is a high level of estimates and judgments used with respect to calculating the relinquishment liability, future events that affect such estimates and judgments may cause the actual relinquishment liability to differ significantly from the estimate. In addition, we have capitalized $130.0 million of this relinquishment liability in connection with the trademark value of the Mohegan Sun brand name. Under SFAS No. 142 “Goodwill and Other Intangible Assets,” or SFAS 142, the Mohegan Sun trademark is no longer subject to amortization because it has been deemed to have an indefinite useful life. SFAS 142, however, requires the trademark to be evaluated at least annually for impairment by applying a fair-value test and, if impairment occurs, the amount of impaired trademark must be written off immediately. Refer to Notes 2 and 12 to our condensed consolidated financial statements included in this prospectus for a further discussion of how we account for the relinquishment liability.

Results of Operations

Comparison of Operating Results for the Quarters and Six Months Ended March 31, 2005 and 2004:

We currently own and operate the Mohegan Sun property in Connecticut and, through the Pocono Downs entities, the Pocono Downs properties, including the harness racetrack at Pocono Downs and five OTW facilities in Pennsylvania. All of our revenues are derived from these operations. Our executive officers review the operating results, assess the performance and determine the proper allocation of resources of Mohegan Sun and the Pocono Downs properties on a separate basis. We, therefore, believe that we have two operating segments, Mohegan Sun and Pocono Downs, after the acquisition of the Pocono Downs properties in January 2005. The following tables summarize our results from operations on a property basis (in thousands):

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Dollar Variance	Percentage Variance	2005	2004	Dollar Variance	Percentage Variance
Net revenues:
Mohegan Sun	$306,496	$303,475	$3,021	1.0%	$625,829	$610,525	$15,304	2.5%
Pocono Downs	6,244	—	6,244	—	6,244	—	6,244	—

Total	$312,740	$303,475	9,265	3.1%	$632,073	$610,525	$21,548	3.5%
Income from operations:
Mohegan Sun	$60,867	$64,778	$(3,911)	-6.0%	$123,702	$118,093	$5,609	4.7%
Pocono Downs	182	—	182	—	182	—	182	—
Corporate expenses	(3,068)	(1,713)	(1,355)	79.1%	(5,463)	(2,488)	(2,975)	119.6%

Total	$57,981	$63,065	$(5,084)	-8.1%	$118,421	$115,605	$2,816	2.4%
Net income	$28,330	$34,712	$(6,382)	-18.4%	$62,563	$60,821	$1,742	2.9%

The most important factors and trends contributing to our operating performance for the quarter and six month periods ended March 31, 2005 and 2004 have been:

•	the negative impact on our performance for the quarter ended March 31, 2005 of increased adverse weather conditions in the northeastern United States;

•	the strengthening of our brand awareness in the Northeast gaming market, which is reflected in our table games revenue growth rate for the quarter ended March 31, 2005 and our table games and slot revenue growth rates for the six months ended March 31, 2005;

•	successful marketing programs and promotional events designed to increase targeted patron visitation;

•	efficiencies achieved through the optimization of our labor force; and

•	the continuation of a cost reduction program initiated in fiscal year 2004 which targets expenditures that grow at substantially faster rates than net revenues, such as employee medical insurance costs.

Net revenues for the quarter and six months ended March 31, 2005 increased primarily as a result of the continued growth in gaming revenues at Mohegan Sun, principally table games revenues, and the addition of $5.6 million in off-track wagering revenues as a result of the acquisition of the Pocono Downs entities. The increase in revenues was partially offset by an increase in promotional allowances discussed below for the quarter and six months ended March 31, 2005 compared to the same period in the prior year.

Income from operations for the quarter ended March 31, 2005 compared to the same period in the prior year decreased primarily as a result of several major storms in the northeastern United States, as well as increases in certain operating costs and expenses at Mohegan Sun. These increases in operating costs and expenses include increases in the reimbursement of gift cards and complimentaries redeemed at the Shops at Mohegan Sun, approximately $2.0 million in one-time expenses relating to the release of a new series of television commercials that began airing in the northeastern market during the second quarter of fiscal 2005, and increased costs related to the compliance requirements of the Sarbanes Oxley Act of 2002.

Income from operations for the six months ended March 31, 2005 compared to the same period in the prior year increased primarily as a result of the growth in net revenues offset by the increase in operating costs and expenses of 3.8%. Despite the negative impact of adverse weather conditions, our operating margin, or income from operations as a percentage of net revenues, remained relatively constant at 18.7% for the six months ended March 31, 2005 compared to 18.9% for the same period in the prior year, due partially to the increases in productivity and implementation of cost reduction programs mentioned above.

Net income for the quarter ended March 31, 2005 decreased primarily due to the decrease in income from operations and an increase in interest expense as a result of the increase in weighted average outstanding debt at March 31, 2005 compared to the same period in the prior year. Net income for the six months ended March 31, 2005 compared to the same period in the prior year increased primarily as a result of the increase in income from operations.

Gross Revenues

Gross revenues consisted of the following (in thousands):

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Dollar Variance	Percentage Variance	2005	2004	Dollar Variance	Percentage Variance
Gaming	$284,395	$273,894	$10,501	3.8%	$572,592	$547,960	$24,632	4.5%
Food and beverage	20,733	21,372	(639)	-3.0%	43,162	43,946	(784)	-1.8%
Hotel	11,548	12,049	(501)	-4.2%	23,485	24,955	(1,470)	-5.9%
Retail, entertainment and other	23,302	20,794	2,508	12.1%	49,998	45,768	4,230	9.2%

Total	$339,978	$328,109	$11,869	3.6%	$689,237	$662,629	$26,608	4.0%

The table below summarizes the percentage of gross revenues from each of our four revenue sources:

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2005	2004	2005	2004
Gaming	83.6%	83.5%	83.1%	82.7%
Food and beverage	6.1%	6.5%	6.3%	6.6%
Hotel	3.4%	3.7%	3.4%	3.8%
Retail, entertainment and other	6.9%	6.3%	7.2%	6.9%

Total	100.0%	100.0%	100.0%	100.0%

The following table presents data related to our gaming revenues (in millions, except where noted):

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Variance	Percentage Variance	2005	2004	Variance	Percentage Variance
Slot handle	$2,334	$2,479	$(145)	-5.8%	$4,898	$4,941	$(43)	-0.9%
Gross slot revenues	$201	$201	$—	0.0%	$409	$402	$7	1.8%
Net slot revenues	$195	$194	$1	0.5%	$397	$390	$7	1.8%
Weighted average number of slot machines (in units)	6,272	6,248	24	0.4%	6,257	6,197	60	1.0%
Gross slot hold percentage	8.6%	8.1%	0.5%	6.2%	8.4%	8.1%	0.3%	3.7%
Gross slot win per unit per day (in dollars)	$357	$354	$3	0.8%	$360	$355	$5	1.4%
Table games drop	$506	$484	$22	4.5%	$1,020	$969	$51	5.2%
Table games revenues	$81	$77	$4	4.8%	$165	$153	$12	7.6%
Weighted average number of table games (in units)	290	285	5	1.8%	290	279	11	3.9%
Table games hold percentage (1)	16.0%	16.0%	0.0%	0.0%	16.2%	15.8%	0.4%	2.5%
Table games revenue per unit per day (in dollars)	$3,110	$2,982	$128	4.3%	$3,132	$3,009	$123	4.1%

(1)	Table games hold percentage is relatively predictable over long periods of time, but can fluctuate significantly over shorter periods.

Gaming revenues for the quarter and six months ended March 31, 2005 compared to the same period in the prior year increased primarily due to continued growth in table games revenues and net slot revenues and the addition of $5.6 million of off-track wagering revenues due to the acquisition of the Pocono Downs entities. The increase in table games revenues and net slot revenues resulted primarily from the strengthened awareness of the Mohegan Sun brand in the Northeast United States gaming market.

Food and beverage revenues for the quarter and six months ended March 31, 2005 compared to the same period in the prior year decreased slightly as a result of a 7.6% and 4.5% decrease, respectively, in the number of meals served, or food covers, due to a shift in patron visitation to our tenant outlets from outlets owned by Mohegan Sun and the closure of two restaurants in the Casino of the Earth. The decrease in food covers was partially offset by an increase in the average price per meal, which was $13.20 and $12.92 for the quarters ended March 31, 2005 and 2004, respectively, and $13.30 and $13.15 for the six months ended March 31, 2005 and 2004, respectively.

The following table presents data related to our hotel revenues:

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Variance	Percentage Variance	2005	2004	Variance	Percentage Variance
Rooms occupied	95,929	87,206	8,723	10.0%	190,106	180,570	9,536	5.3%
Average daily room rate (ADR)	$114	$129	$(15)	-11.6%	$117	$131	$(14)	-10.7%
Occupancy rate	90.6%	81.5%	9.1%	11.2%	88.8%	83.9%	4.9%	5.8%
Revenue per available room (REVPAR)	$103	$105	$(2)	-1.9%	$104	$110	$(6)	-5.5%

Hotel revenues decreased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year as a result of a decrease in ADR partially offset by an increase in occupancy rate. The increase in occupancy rate for the quarter and six months ended March 31, 2005 was due primarily to a higher utilization of the Mohegan Sun hotel by Player’s Club members. The Player’s Club program extended to casino patrons provides lower room rates, which is reflected in the decrease in REVPAR and a 9.7% and 10.6% decrease in ADR for rooms provided to these patrons in the quarter and six months ended March 31, 2005, respectively. The increased hotel occupancy tends to contribute to growth in gaming, food and beverage and retail, entertainment and other revenues that more than offsets the declines in ADR and REVPAR.

Retail, entertainment and other revenues increased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year primarily as a result of increased retail and other revenues of 20.2%, or $3.1 million for the quarter ended March 31, 2005 and 18.6%, or $5.9 million, for the six months ended March 31, 2005. This increase is partially offset by a decrease in entertainment revenues of 10.6%, or $600,000, for the quarter ended March 31, 2005 and 11.9%, or $1.7 million for the six months ended March 31, 2005. Retail and other revenues increased due to increases in the price per gallon of gasoline and number of gallons of gasoline sold at the Mohegan Sun gasoline and convenience center, as well as increases in retail revenues from our stores and rental revenues associated with third party tenant outlets at Mohegan Sun. Entertainment revenues decreased due to a fewer number of events held at the Mohegan Sun Arena during the quarter and six months ended March 31, 2005 which led to a 16.2% decrease in the number of tickets sold.

Promotional Allowances

The retail value of providing promotional allowances is included in revenues as follows (in thousands):

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Dollar Variance	Percentage Variance	2005	2004	Dollar Variance	Percentage Variance
Food and beverage	$9,985	$10,096	$(111)	-1.1%	$20,489	$21,036	$(547)	-2.6%
Hotel	3,955	3,429	526	15.3%	7,591	7,026	565	8.0%
Retail, entertainment and other	13,298	11,109	2,189	19.7%	29,084	24,042	5,042	21.0%

Total	$27,238	$24,634	$2,604	10.6%	$57,164	$52,104	$5,060	9.7%

The estimated cost of providing promotional allowances is included in operating costs and expenses, primarily gaming, as follows (in thousands):

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Dollar Variance	Percentage Variance	2005	2004	Dollar Variance	Percentage Variance
Food and beverage	$10,386	$9,939	$447	4.5%	$21,211	$20,685	$526	2.5%
Hotel	1,923	1,512	411	27.1%	3,663	3,003	660	22.0%
Retail, entertainment and other	10,212	8,764	1,448	16.5%	21,936	18,590	3,346	18.0%

Total	$22,521	$20,215	$2,306	11.4%	$46,810	$42,278	$4,532	10.7%

Promotional allowances for the quarter and six months ended March 31, 2005 increased due to the increase in redemption of retail, entertainment and other complimentaries. The increase in retail, entertainment and other promotional allowances was due primarily to increases in Player’s Club points and coupons redeemed at Mohegan Sun managed retail outlets, including the Mohegan Sun gasoline and convenience center.

Operating Costs and Expenses

Operating costs and expenses consisted of the following (in thousands):

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Dollar Variance	Percentage Variance	2005	2004	Dollar Variance	Percentage Variance
Gaming	$160,781	$148,138	$12,643	8.5%	$328,327	$308,159	$20,168	6.5%
Food and beverage	10,489	10,522	(33)	-0.3%	21,848	21,255	593	2.8%
Hotel	3,600	3,725	(125)	-3.4%	7,531	7,432	99	1.3%
Retail, entertainment and other	6,730	9,922	(3,192)	-32.2%	14,422	22,408	(7,986)	-35.6%
Advertising, general and administrative	47,777	42,816	4,961	11.6%	92,491	86,177	6,314	7.3%
Corporate expenses	3,068	1,713	1,355	79.1%	5,463	2,488	2,975	119.6%
Depreciation and amortization	22,314	23,574	(1,260)	-5.3%	43,570	47,001	(3,431)	-7.3%

Total	$254,759	$240,410	$14,349	6.0%	$513,652	$494,920	$18,732	3.8%

Gaming costs and expenses increased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year primarily as a result of increased costs related to a higher amount of complimentaries provided to casino patrons, which results in a higher amount of expenses allocated to gaming from the other cost centers, the reimbursement of gift cards and complimentaries redeemed at tenant retail outlets, patron marketing expenses and the addition of gaming expense associated with the operation of the OTW facilities at the Pocono Downs entities.

Food and beverage costs and expenses decreased for the quarter ended March 31, 2005 compared to the same period in the prior year due to a decrease in medical group insurance costs and a decrease in cost of goods sold at Mohegan Sun related to the decrease in food covers, partially offset by the addition of food and beverage expenses associated with the operation of food and beverage outlets at the Pocono Downs entities. Food and beverage costs and expenses increased for the six months ended March 31, 2005 compared to the same period in the prior year due to higher operating costs associated with continuous improvements of our food and beverage services at Mohegan Sun and the addition of expenses associated with the operation of the food and beverage outlets at the Pocono Downs entities, partially offset by a decrease in medical group insurance costs.

Hotel costs and expenses decreased for the quarter ended March 31, 2005 compared to the same period in the prior year primarily as a result of increased hotel complimentaries for the quarter ended March 31, 2005 resulting in a higher amount of hotel costs and expenses being recorded in gaming costs and expenses than in the quarter ended March 31, 2004, as evidenced by the increase in hotel occupancy, partially offset by higher operating costs related to the increase in rooms occupied. Hotel costs and expenses increased for the six months ended March 31, 2005 compared to the same period in the prior year primarily as a result of higher operating costs related to the increase in rooms occupied and hotel beautification projects, partially offset by increased hotel complimentaries for the six months ended March 31, 2005 resulting in a higher amount of hotel costs and expenses being recorded in gaming costs and expenses than in the six months ended March 31, 2004.

Retail, entertainment and other costs and expenses decreased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year primarily due to a decrease in entertainment expenses associated with the decrease in arena events for the quarter and six months ended March 31, 2005, as well as a change in the mix of arena events. Entertainment complimentaries provided to patrons at Mohegan Sun were also higher for the quarter and six months ended March 31, 2005, resulting in a higher amount of entertainment costs and expenses being recorded in gaming costs and expenses than in the quarter and six months ended March 31, 2004.

Advertising, general and administrative costs and expenses increased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year primarily as a result of increased labor costs, approximately $2.0 million in one-time expenses relating to the release of a new series of television commercials that began airing in the northeastern market during the second quarter of fiscal 2005 and the addition of advertising, general and administrative costs and expenses associated with the operation of our Pocono Downs entities.

Corporate costs and expenses increased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year primarily as a result of increased labor and professional costs related to the formation of the corporate organizational structure and expenses incurred in complying with the Sarbanes-Oxley Act of 2002.

Depreciation and amortization for the quarter and six months ended March 31, 2005 decreased primarily due to an increase in fully depreciated assets and the timing of placement of new capital assets into service.

Other Income (Expense)

Other income (expense) consisted of the following (in thousands):

	For the Three Months Ended March 31,				For the Six Months Ended March 31,
	2005	2004	Dollar Variance	Percentage Variance	2005	2004	Dollar Variance	Percentage Variance
Accretion of discount to the relinquishment liability (1)	$(6,866)	$(7,485)	$619	-8.3%	$(13,733)	$(14,970)	$1,237	-8.3%
Interest income	124	117	7	6.0%	227	151	76	50.3%
Interest expense	(22,282)	(20,668)	(1,614)	7.8%	(41,452)	(39,669)	(1,783)	4.5%
Loss on early extinguishment of debt	(280)	(248)	(32)	12.9%	(280)	(248)	(32)	12.9%
Other expense, net	(441)	(69)	(372)	539.1%	(815)	(48)	(767)	1597.9%

Total	$(29,745)	$(28,353)	$(1,392)	4.9%	$(56,053)	$(54,784)	$(1,269)	2.3%

(1)	Our accretion of the discount to the relinquishment liability reflects the impact of the time value of money, discounted to present value.

Interest expense increased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year primarily as the result of an increase in weighted average outstanding debt. Weighted average outstanding debt increased to $1.23 billion from $1.11 billion for the quarter ended March 31, 2005, and $1.14 billion from $1.11 billion for the six months ended March 31, 2005, due to the acquisition of Pocono Downs for approximately $280.0 million. The weighted average interest rate for the quarter ended March 31, 2005 was 7.2% compared to 7.5% for the quarter ended March 31, 2004. The weighted average interest rate for the six months ended March 31, 2005 was 7.3% compared to 7.1% for the six months ended March 31, 2004. The decrease in our weighted average interest rate for the quarter ended March 31, 2005 was primarily the result of lower interest rates on our fixed rate debt. The increase in our weighted average interest rate for the six months ended March 31, 2005 was primarily the result of favorable interest settlements received on our derivative instruments for the six months ended March 31, 2004.

Loss on early extinguishment of debt associated with the repayment of our term loan under the bank credit facility was $280,000 for the quarter and six months ended March 31, 2005. Loss on early extinguishment of debt associated with the tender of our remaining $5.2 million 8 3/4% senior subordinated notes was $248,000 in the quarter and six months ended March 31, 2004.

Other expenses, net, increased for the quarter and six months ended March 31, 2005 compared to the same period in the prior year due to an increase in the loss on disposal of property and equipment.

Comparison of Operating Results for the Fiscal Years Ended September 30, 2004, 2003 and 2002:

Summary Operating Results

The following table summarizes our results of operations (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Net revenues	$1,256,926	$1,177,488	$1,032,893	$79,438	$144,595	6.7%	14.0%
Income from operations	246,617	241,333	213,680	5,284	27,653	2.2%	12.9%
Net income	102,887	95,685	100,032	7,202	(4,347)	7.5%	-4.3%

The most important factors and trends contributing to our operating performance over the last three years have been:

•	the strengthening of our brand awareness in the Northeast gaming market reflected in our slot revenue growth rate, which exceeds the growth rate of the Connecticut slot revenue market;

•	successful marketing programs and promotional events designed to increase targeted patron visitation;

•	improvements in labor productivity leading to the reduction of operational full time equivalents for the year ended September 30, 2004 which resulted in lower salary and wages in our gaming operations and certain related fringe benefit expenditures;

•	the initiation of a cost reduction program in fiscal year 2004 which targets expenditures that grow at substantially faster rates than net revenues;

•	the closing of our poker room on September 2, 2003 for the purpose of adding approximately 260 slot machines, which led to increased revenue per square foot and a higher operating margin partially due to the use of cashless gaming technology;

•	the relinquishment liability reassessment charge of $3.9 million in fiscal year 2004, which significantly lowered our growth in income from operations from the growth in fiscal year 2003; and

•	the refinancing of $300.0 million of our outstanding debt in late fiscal year 2003, which resulted in lower interest costs that had a positive effect on our net income for the year ended September 30, 2004.

Net revenues for the fiscal years ended September 30, 2004 and 2003 increased as a result of continued growth in both gaming and non-gaming revenues due primarily to continued expansion in public awareness of Mohegan Sun’s gaming and non-gaming offerings and amenities, evidenced by the increase in patronage to our Mohegan Sun casino. Additionally, the increased patronage resulted in an increase in the redemption of Mohegan Sun Player’s Club points in the outlets owned by Mohegan Sun, resulting in increased promotional allowances for the fiscal year ended September 30, 2004 compared to the prior fiscal year, which offsets the increase in the gross gaming and non-gaming revenues.

Income from operations for the fiscal year ended September 30, 2004 compared to prior fiscal year, increased primarily as a result of the growth in net revenues, offset substantially by the increase in gaming expenses and a relinquishment liability reassessment charge of $3.9 million for the year ended September 30, 2004, which had the effect of increasing operating expenses, compared to a $22.7 million relinquishment liability reassessment for the year ended September 30, 2003, which had the effect of reducing operating expenses.

Income from operations for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002, increased primarily as a result of the increase in net revenues, offset substantially by increases in gaming expenses, advertising, general and administrative expenses and depreciation and amortization expense. These increased expenses were partially offset by a $7.8 million decrease in pre-opening costs and expenses and an increase in the relinquishment liability reassessment of $3.1 million, which had the effect of reducing operating expenses.

Net income for the fiscal year ended September 30, 2004 compared to prior fiscal year increased primarily as a result of the increase in income from operations and decreases in the accretion of discount to the relinquishment liability and in interest expense, partially offset by an increase in the loss on early extinguishment of debt related to the refinancings in fiscal years 2004 and 2003 as more fully described below.

Net income for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002, decreased primarily as a result of a $27.4 million loss on early extinguishment of debt related to the refinancing of our $300.0 million 8 3/4% senior subordinated notes, offset by the increase in income from operations.

Gross Revenues

Gross revenues consisted of the following (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Gaming	$1,125,145	$1,061,376	$958,617	$63,769	$102,759	6.0%	10.7%
Food and beverage	89,850	87,040	75,062	2,810	11,978	3.2%	16.0%
Hotel	52,035	52,370	20,884	(335)	31,486	-0.6%	150.8%
Retail, entertainment and other	100,903	79,654	66,497	21,249	13,157	26.7%	19.8%

Total	$1,367,933	$1,280,440	$1,121,060	$87,493	$159,380	6.8%	14.2%

The table below summarizes the percentage of gross revenues from each of our four revenue sources:

	For the Fiscal Years Ended September 30,
	2004	2003	2002
Gaming	82.2%	82.9%	85.5%
Food and beverage	6.6%	6.8%	6.7%
Hotel	3.8%	4.1%	1.9%
Retail, entertainment and other	7.4%	6.2%	5.9%

Total	100.0%	100.0%	100.0%

The following table presents data related to our gaming revenues (in millions, except where noted):

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Slot handle	$10,294	$9,654	$8,840	$640	$814	6.6%	9.2%
Gross slot revenues	$833	$777	$719	$56	$58	7.2%	8.1%
Net slot revenues	$809	$757	$694	$52	$63	6.9%	9.1%
Weighted average number of slot machine (in units)	6,224	6,122	6,205	102	(83)	1.7%	-1.3%
Gross slot hold percentage	8.1%	8.0%	8.1%	0.1%	-0.1%	1.3%	-1.2%
Gross slot win per unit per day (in dollars)	$366	$347	$317	$19	$30	5.5%	9.5%
Table games drop	$1,952	$1,834	$1,517	$118	$317	6.4%	20.9%
Table games revenues	$306	$283	$243	$23	$40	8.1%	16.5%
Weighted average number of table games (in units)	285	261	246	24	15	9.2%	6.1%
Table games hold percentage (1)	15.7%	15.4%	16.0%	0.3%	-0.6%	1.9%	-3.8%
Table games revenue per unit per day (in dollars)	$2,938	$2,974	$2,705	$(36)	$269	-1.2%	9.9%

(1)	Table games hold percentage is relatively predictable over long periods of time, but can fluctuate significantly over shorter periods.

Gaming revenues for the fiscal year ended September 30, 2004 compared to prior fiscal year increased due to continued growth in net slot revenues and table games revenues. The increase in net slot revenues and table games revenues resulted primarily from the continued awareness of the Mohegan Sun brand in the northeastern United States gaming market. Table games drop for the fiscal year ended September 30, 2004 increased at a lower rate compared to the prior year due primarily to increased competition in the Northeast table games market. We exceeded the Connecticut slot revenue market growth rate for the fiscal year ended September 30, 2004 of 4.3%. The State of Connecticut reported slot revenues of $1.63 billion and $1.56 billion for the fiscal years ended September 30, 2004 and 2003, respectively.

Gaming revenues for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased due to an increase in net slot revenues and an increase in table games revenues. Gaming revenues for the fiscal year ended September 30, 2003 were enhanced by increased patronage at Mohegan Sun due to the approximately 1,200 room Mohegan Sun hotel completed in June 2002 and improved customer parking created by the additions of the approximately 1,700-space Thames Garage in April 2002 and the approximately 2,700-space Indian Summer Garage in June 2002. We exceeded the Connecticut slot revenue market growth rate for the year ended September 30, 2003 of 3.7%. The State of Connecticut reported slot revenues of $1.56 billion and $1.51 billion for the fiscal years ended September 30, 2003 and 2002, respectively.

Food and beverage revenues for the fiscal year ended September 30, 2004 compared to prior fiscal year increased primarily as a result of an increase in average price per meal of 5.7%, partially offset by a decrease in the number of meals served, or food covers. The average price per meal was $13.05 and $12.35 for the fiscal years ended September 30, 2004 and 2003, respectively.

Food and beverage revenues for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002, increased as a result of a 10.8% increase in the number of food covers due to increased patronage at the casino and an increase in the average price per meal of 2.8%. These increases were primarily the result of the Mohegan Sun hotel and convention center being open for the entire fiscal year ended September 30, 2003. The average price per meal was $12.35 and $12.01 for the fiscal years ended September 30, 2003 and 2002, respectively.

The following table presents data related to our hotel revenues:

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Rooms occupied	375,100	335,900	114,900	39,200	221,000	11.7%	192.3%
Average daily room rate (ADR)	$132	$149	$173	$(17)	$(24)	-11.4%	-13.9%
Occupancy rate	87%	78%	70%	9%	8%	11.5%	11.4%
Revenue per available room (REVPAR)	$115	$116	$121	$(1)	$(5)	-0.9%	-4.1%

Hotel revenues decreased for the fiscal year ended September 30, 2004 compared to prior fiscal year as a result of decreases in ADR and REVPAR offset by an increase in rooms occupied. The increase in rooms occupied and occupancy rate was due primarily to an increase in promotional programs directed to our casino patrons, which management believes yields a greater gaming revenue contribution than group and transient hotel patrons. Although the promotional programs extended to casino patrons provide lower room rates, which is reflected in the decrease in ADR and REVPAR during the fiscal year ended September 30, 2004, the increased hotel occupancy contributes to growth in gaming, food and beverage, and retail, entertainment and other revenues that more than offsets the declines in ADR and REVPAR.

Hotel revenues for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased due to the operation of the Mohegan Sun hotel with approximately 1,200 available rooms for the entire 2003 fiscal year, compared to six months of operations in fiscal 2002.

Retail, entertainment and other revenues increased for the fiscal year ended September 30, 2004 compared to prior fiscal year primarily as a result of increased entertainment revenues of 94.8%, or $16.8 million. This increase in entertainment revenues was primarily the result of a substantial increase in the number of event tickets sold and the average ticket price at the Mohegan Sun Arena due primarily to a larger number of star headliner performances. Tickets sold for Mohegan Sun Arena events increased by 30.3% and average ticket price per event increased by 27.5% for the fiscal year ended September 30, 2004. Retail and other revenues increased by $4.5 million for the year ended September 30, 2004 as a result of a $2.6 million increase in gasoline revenues at the Mohegan Sun gasoline and convenience center and a $1.9 million increase in rental revenues associated with the third party tenant restaurants and retail outlets in the Casino of the Sky, along with retail revenues from our stores.

Retail, entertainment and other revenues for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002 increased due primarily to an increase of $7.4 million in retail and other revenues coupled with an increase of $5.8 million in entertainment revenues. The increase in entertainment revenues was attributable primarily to a 63.6% increase in the number of arena events, including 20 home games played by the Connecticut Sun in its first year of operations in fiscal year 2003. The increase in retail and other revenues for the fiscal year ended September 30, 2003 was attributable primarily to increased patronage to the Mohegan Sun operated retail outlets and the Mohegan Sun gasoline and convenience center. This is combined with an increase in rental revenue associated with the third party tenant restaurants and retail outlets in the Casino of the Sky.

Promotional Allowances

The retail value of providing promotional allowances is included in revenues as follows (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Food and beverage	$43,393	$44,713	$40,654	$(1,320)	$4,059	-3.0%	10.0%
Hotel	14,166	16,514	7,205	(2,348)	9,309	-14.2%	129.2%
Retail, entertainment and other	53,448	41,725	40,308	11,723	1,417	28.1%	3.5%

Total	$111,007	$102,952	$88,167	$8,055	$14,785	7.8%	16.8%

The estimated cost of providing promotional allowances is included in operating costs and expenses, primarily gaming, as follows (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Food and beverage	$42,837	$43,839	$40,542	$(1,002)	$3,297	-2.3%	8.1%
Hotel	5,916	6,257	3,921	(341)	2,336	-5.4%	59.6%
Retail, entertainment and other	42,496	32,459	31,682	10,037	777	30.9%	2.5%

Total	$91,249	$82,555	$76,145	$8,694	$6,410	10.5%	8.4%

Promotional allowances for the fiscal year ended September 30, 2004 compared to prior fiscal year increased due to higher retail, entertainment and other complimentaries offset by lower hotel complimentaries consistent with the decrease in ADR and lower food and beverage complimentaries due to the decrease in meals served. The increase in retail, entertainment and other promotional allowances was due primarily to higher entertainment complimentaries resulting from higher attendance and retail prices of tickets for events at the Mohegan Sun Arena. Increases in Player’s Club points and coupons redeemed at Mohegan Sun managed retail outlets, including the Mohegan Sun gasoline and convenience center, also contributed to the increase in retail, entertainment and other promotional allowances.

Promotional allowances for the fiscal year ended September 30, 2003 compared to the fiscal year ended September 30, 2002 increased due to an increase in hotel complimentaries in the fiscal year ended September 30, 2003. The increase in hotel promotional allowances is attributable to the Mohegan Sun hotel being opened for the entire 2003 fiscal year, compared to only six months of operations in 2002. Additional increases included an increase in food, beverage, retail and gas complimentaries associated with increased volumes in the food and retail outlets owned by Mohegan Sun and in the Mohegan Sun gasoline and convenience center.

Operating Costs and Expenses

Operating costs and expenses consisted of the following (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Gaming	$631,498	$603,555	$544,051	$27,943	$59,504	4.6%	10.9%
Food and beverage	43,264	39,206	34,275	4,058	4,931	10.4%	14.4%
Hotel	15,440	14,137	5,989	1,303	8,148	9.2%	136.0%
Retail, entertainment and other	41,870	38,482	26,980	3,388	11,502	8.8%	42.6%
Advertising, general and administrative	179,179	171,362	141,073	7,817	30,289	4.6%	21.5%
Corporate development	1,566	—	—	1,566	—	—	—
Pre-opening costs and expenses	—	—	7,755	—	(7,755)	—	-100.0%
Depreciation and amortization	93,595	92,123	78,721	1,472	13,402	1.6%	17.0%
Relinquishment liability reassessment	3,897	(22,710)	(19,631)	26,607	(3,079)	117.2%	-15.7%

Total	$1,010,309	$936,155	$819,213	$74,154	$116,942	7.9%	14.3%

Gaming costs and expenses for the fiscal year ended September 30, 2004 compared to prior fiscal year increased primarily as a result of increased marketing efforts, including costs incurred for special promotional events, and an increase in the slot win contribution payments to the State of Connecticut. We recorded expenses associated with the slot win contribution of $208.2 million and $194.3 million for the fiscal years ended September 30, 2004 and 2003, respectively. Additionally, the increased patronage resulted in an increase in the redemption of Mohegan Sun Player’s Club points in the outlets owned by Mohegan Sun, and, to a lesser extent, the third party tenant restaurants and third party tenants at the Shops at Mohegan Sun, resulting in increased costs allocated to gaming expenses. These increases in gaming costs and expenses were partially offset by a decrease in direct gaming labor costs. Efficiencies achieved in gaming operations caused gaming costs and expenses as a percentage of gaming revenues to decrease from 56.9% for the fiscal year ended September 30, 2003 to 56.1% for the fiscal year ended September 30, 2004.

Gaming costs and expenses for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased due to an increase in labor costs, including employee benefit costs, for the fiscal year to support the 10.7% increase in gaming revenues. We recorded expenses associated with the slot win contribution totaling $194.3 million and $179.6 million for the fiscal years ended September 30, 2003 and 2002, respectively. Additionally, increased patronage resulted in an increase in the redemption of Mohegan Sun Player’s Club points in the outlets owned by Mohegan Sun, as well as third party tenant restaurants and third party tenants at the Shops at Mohegan Sun, resulting in increased costs allocated to gaming expenses.

Food and beverage costs and expenses for the fiscal year ended September 30, 2004 compared to prior fiscal year increased due to higher cost of goods sold due to price increases. The increase in cost of goods sold was slightly offset by a decrease in direct labor costs for the food division.

Food and beverage costs and expenses for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased due to the opening of the Mohegan Sun hotel and convention center in April 2002, which resulted in a 10.8% increase in the number of food covers for the fiscal year ended September 30, 2003. The increased volume resulted in higher food and beverage operating costs, particularly labor costs, and an increase in cost of goods sold directly related to the increase in fiscal year 2003 revenues. The net cost of goods sold percentage for food was 32.3% for the fiscal year ended September 30, 2003 compared to 33.6% for the fiscal year ended September 30, 2002. The net cost of goods sold for beverage was 24.8% for the fiscal year ended September 30, 2003 compared to 25.6% for the fiscal year ended September 30, 2002.

Hotel costs and expenses for the fiscal year ended September 30, 2004 compared to prior fiscal year increased primarily as a result of increased labor costs related to the increase in the amount of rooms occupied in the year ended September 30, 2004.

Hotel costs and expenses for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased due to the effect of operating the Mohegan Sun hotel with approximately 1,200 rooms for the entire fiscal year ended September 30, 2003, compared to only six months of operations in fiscal 2002.

Retail, entertainment and other costs and expenses for the fiscal year ended September 30, 2004 compared to prior fiscal year, increased primarily as a result of higher entertainment costs associated with a change in the mix of entertainers and events during the fiscal year ended September 30, 2004. During fiscal year 2004, we continued efforts to increase attendance by offering a larger number of star headliner performers at a greater cost to us. This increase was partially offset by a substantial increase in entertainment complimentaries, which resulted in a higher amount of entertainment costs and expenses being allocated to gaming costs and expenses than in the fiscal year ended September 30, 2003. The increase during the fiscal year ended September 30, 2004 was also attributable to a higher cost of gasoline supporting the increase in revenues from our gasoline and convenience center. Despite the increases mentioned above, improvements in the relationship between arena ticket prices and the cost of entertainers contributed to retail, entertainment and other costs and expenses as a percentage of retail, entertainment and other revenues decreasing from 48.3% for the fiscal year ended September 30, 2003 to 41.5% for the fiscal year ended September 30, 2004.

Retail, entertainment and other costs and expenses for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased due to an increase in the number of arena events and entertainment costs associated with the events held in the Mohegan Sun Arena during the fiscal year ended September 30, 2003. There were 108 events in the Mohegan Sun Arena during the fiscal year ended September 30, 2003 compared to 66 events during the fiscal year ended September 30, 2002. The Connecticut Sun incurred $2.3 million in retail and entertainment costs and expenses in its first year of operations in the fiscal year ended September 30, 2003. Increases were also attributable to higher cost of sales supporting the increase in retail revenues pertaining to Mohegan Sun operated retail outlets and the Mohegan Sun gasoline and convenience center.

Advertising, general and administrative costs and expenses for the fiscal year ended September 30, 2004 compared to prior fiscal year increased as a result of increased labor costs for advertising, general and administrative departments, in addition to increases in facility maintenance costs and costs related to Sarbanes-Oxley compliance, offset by decreases in advertising and promotional costs. Despite the increases mentioned above, the growth rate in general and administrative expenses decreased substantially in fiscal year 2004 to 4.6% compared to a 21.5% growth rate in fiscal year 2003.

Advertising, general and administrative costs and expenses for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased due to increases in costs to operate the expanded facility, such as increased utilities, engineering, cleaning and maintenance services and information technology. Additional increases were attributed to labor costs, including employee benefit costs, advertising costs, property insurance costs, workers’ compensation costs, and reimbursements to the Tribe for governmental and administrative services.

During fiscal 2004, we began corporate development activities related to the diversification of the Tribe’s business interests through us. These activities included the identification and evaluation of business opportunities, such as management, development or ownership of, or investment in, other gaming enterprises through direct investments, acquisitions, joint venture arrangements and loan transactions. Refer to “Business—Overview—Other Diversification Projects” for the results of these activities. There were no such related costs during the fiscal years ended September 30, 2003 and 2002.

Pre-opening costs and expenses associated with the opening of the hotel were $7.8 million for the fiscal year ended September 30, 2002. There were no pre-opening costs and expenses for the fiscal years ended September 30, 2004 and 2003.

Depreciation and amortization for the fiscal year ended September 30, 2004 compared to prior fiscal year increased primarily due to the termination of certain Connecticut Sun player contracts and the resulting write-off of $1.0 million of the related portion of the player roster value intangible asset and the placement of new capital assets into service relating to casino renovations completed during the first quarter of fiscal 2004.

Depreciation and amortization for the fiscal year ended September 30, 2003 compared to fiscal year ended September 30, 2002 increased as a result of placing assets in service related to the opening of the Mohegan Sun hotel in April 2002, and the Thames and Indian Summer parking garages in April 2002 and June 2002, respectively.

Relinquishment liability reassessment for the fiscal year ended September 30, 2004 had the effect of increasing operating expenses compared to the reassessment in the prior fiscal year, which had the effect of reducing operating expenses. The relinquishment liability reassessment charge in fiscal year 2004 was the result of our review of current revenue forecasts, including the estimated timing and extent of future competition, which led to increased revenue projections for the near future but reduced overall revenue projections for the period in which the relinquishment agreement applies.

Relinquishment liability reassessments for the fiscal years ended September 30, 2003 and 2002 had the effect of reducing operating expenses. The relinquishment liability reassessment in fiscal year 2003 was the result of a reduction in revenue projections for the period in which the relinquishment agreement applies due to future competition from potential additional commercial casinos.

Other Income (Expense)

Other income (expense) consisted of the following (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002	Dollar Variance		Percentage Variance
				04 vs. 03	03 vs. 02	04 vs. 03	03 vs. 02
Accretion of discount to the relinquishment liability (1)	$(29,939)	$(33,592)	$(36,333)	$3,653	$2,741	-10.9%	-7.5%
Interest income	232	269	418	(37)	(149)	-13.8%	-35.6%
Interest expense, net of capitalized interest	(78,970)	(83,492)	(76,635)	4,522	(6,857)	-5.4%	8.9%
Loss on early extinguishment of debt	(34,138)	(27,396)	—	(6,742)	(27,396)	24.6%	—
Write-off of debt issuance costs	—	(403)	(826)	403	423	-100.0%	-51.2%
Other expense, net	(933)	(1,034)	(272)	101	(762)	-9.8%	280.1%

Total	$(143,748)	$(145,648)	$(113,648)	$1,900	$(32,000)	-1.3%	28.2%

(1)	Our accretion of the discount to the relinquishment liability reflects the impact of the time value of money, discounted to present value.

Interest expense for the fiscal year ended September 30, 2004 compared to prior fiscal year decreased primarily as the result of reduced weighted average debt outstanding. Weighted average debt outstanding decreased to $1.09 billion for the year ended September 30, 2004, from $1.15 billion for the year ended September 30, 2003, due to lower average principal amounts borrowed and outstanding from our bank credit facilities. The weighted average interest rate was 7.3% for the fiscal years ended September 30, 2004 and 2003.

Interest expense, net of capitalized interest, for the fiscal year ended September 30, 2003 increased from the fiscal year ended September 30, 2002 primarily as a result of a decrease in the amount of interest capitalized due to the completion of Project Sunburst and an increase in our weighted average debt outstanding, partially offset by a decrease in the weighted average interest rate. The weighted average debt outstanding was $1.15 billion for the year ended September 30, 2003, compared to $1.07 billion for the prior fiscal year. The weighted average interest rate was 7.3% for the year ended September 30, 2003 compared to 8.3% for the prior fiscal year. Capitalized interest was $12.4 million for the fiscal year ended September 30, 2002. There was no capitalized interest for the fiscal year ended September 30, 2003. The decrease in our weighted average interest rate was due to lower floating interest rates and a favorable change in fair value related to derivative instruments of $3.0 million for the fiscal year ended September 30, 2003 compared to a favorable change in fair value related to derivative instruments of $1.3 million for the fiscal year ended September 30, 2002. Additionally, there were interest settlements of $4.1 million received on derivative instruments held, which we recorded as a reduction to interest expense in the fiscal year ended September 30, 2003 compared to interest settlements of $4.0 million paid on derivative instruments held, which we recorded as an increase to interest expense in the fiscal year ended September 30, 2002.

Loss on early extinguishment of debt in fiscal year 2004 is related to the refinancing of $186.0 million of our outstanding 8 1/8% senior notes due 2006 and $133.7 million of our outstanding 8 3/8% senior subordinated notes due 2011. The loss also includes the redemption of our remaining $5.2 million 8 3/4% senior subordinated notes due 2009. Loss on early extinguishment of debt in fiscal year 2003 is associated with the refinancing of our $300.0 million 8 3/4% senior subordinated notes due 2009. There was no loss on early extinguishment of debt for the fiscal year ended September 30, 2002.

Write-off of debt issuance costs for the fiscal years ended September 30, 2003 and 2002 were related to the repayment of the entire outstanding indebtedness under the previous credit facility in March 2003 and the previous credit facility commitment reduction from $500.0 million to $400.0 million in March 2002, respectively. There was no write-off of debt issuance costs for the fiscal year ended September 30, 2004.

Seasonality

The gaming industry in Connecticut is seasonal in nature, with the heaviest gaming activity often occurring at Mohegan Sun between May and August. Additionally, live harness racing activity at Pocono Downs is seasonal, with the racing season commencing in April and closing in November. Accordingly, the results of operations for the quarter and six months ended March 31, 2005 are not necessarily indicative of the operating results for other interim periods or a full fiscal year.

Liquidity, Capital Resources and Capital Spending

Our cash flows consisted of the following (in thousands):

	For the Six Months Ended March 31,
	2005	2004	Dollar Variance	Percentage Variance
Net cash provided by operating activities	$114,043	$104,952	$9,091	8.7%
Net cash used in investing activities	(305,234)	(22,287)	(282,947)	1269.6%
Net cash provided by (used in) financing activities	205,282	(90,981)	296,263	-325.6%

Total	$14,091	$(8,316)	$22,407	-269.4%

As of March 31, 2005 and September 30, 2004, we held cash and cash equivalents of $74.9 million and $60.8 million, respectively. Due to the cash-based nature of our business, operating cash flow levels tend to follow trends in our operating income excluding the effects of non-cash charges, such as depreciation and amortization. The increase in cash provided by operating activities for the six months ended March 31, 2005 is attributable primarily to the decrease in working capital requirements partially offset by a decrease in operating income after adjustments for non-cash items.

Operating activities are a significant source of our cash flows. We use our cash flows provided by operating activities primarily to meet our working capital requirements, reduce our debt and provide distributions to the Tribe. While we do not believe that there is any trend or a likely event that would adversely impact the level of our cash flows provided by operating activities, there are numerous potential factors which may cause a substantial reduction in the amount of such cash flows, including, but not limited to, the following:

•	increased competition in the gaming industry, including the legalization or expansion of gaming in New England, New York, New Jersey and Pennsylvania, which may result in a substantial decrease in revenue;

•	downturn in the economy and lack of consumer confidence, which would result in reduced spending on discretionary items such as gaming activities;

•	an infrastructure or transportation disruption, such as the closure of Interstate 95 through Connecticut, for an extended period of time; and

•	an act of terrorism in the United States of America.

In addition to cash generated by operating activities, we have relied on external sources of liquidity to meet our investing requirements. The increase in cash provided by financing activities for the six months ended March 31, 2005 is attributable primarily to the issuance of debt to fund the approximately $281.0 million acquisition costs for Pocono Downs. The increase in cash used in investing activities for the six months ended March 31, 2005 is attributable primarily to the acquisition of Pocono Downs for $280.1 million, net of cash received of $875,000.

External Sources of Liquidity

Notes. We financed the purchase of Pocono Downs and previously financed much of the costs of construction of Mohegan Sun with the net proceeds raised from the issuance of notes and borrowings under our bank credit facilities. As of March 31, 2005, we had $14.0 million outstanding in 8 1/8% senior notes due January 1, 2006, or the 1999 senior notes; $16.3 million outstanding in 8 3/8% senior subordinated notes due July 1, 2011 and first callable July 1, 2006, or the 2001 senior subordinated notes; $250.0 million outstanding in 8% senior subordinated notes due April 1, 2012 and first callable April 1, 2007, or the 2002 senior subordinated notes; $330.0 million outstanding in 6 3/8% senior subordinated notes due July 15, 2009 and callable at any time, or the 2003 senior subordinated notes; $225.0 million outstanding in 7 1/8% senior subordinated notes due August 15, 2014 and first callable on August 15, 2009, or the 2004 senior subordinated notes; $250.0 million outstanding in 6 1/8% senior notes due February 15, 2013 and first callable February 15, 2009, or the 2005 senior notes; and $150.0 million of the outstanding notes. MBC and the Pocono Subsidiaries are guarantors of each of these notes. Refer to Note 4 to our unaudited condensed consolidated financial statements included in this prospectus for a further discussion of these notes.

On February 8, 2005, we issued $250.0 million senior notes with fixed interest payable at a rate of 6 1/8% per annum. The net proceeds from this financing were used to repay amounts outstanding under the bank credit facility and to pay fees and expenses associated with the issuance. The 2005 senior notes mature on February 15, 2013. The first call date for the 2005 senior notes is February 15, 2009. Interest on the 2005 senior notes is payable semi-annually on February 15 and August 15, with the first interest payment scheduled for August 15, 2005. The 2005 senior notes are our uncollateralized general obligations, which are effectively subordinated to all of our existing and future senior secured indebtedness, including the bank credit facility. The 2005 senior notes rank equally in right of payment with the 1999 senior notes and 50% of our payment obligations under the relinquishment agreement that are then due and owing, and rank senior to the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing, the 2001 senior subordinated notes, the 2002 senior subordinated notes, the 2003 senior subordinated notes, the 2004 senior subordinated notes, the outstanding notes and, when issued, the exchange notes (as referred to below).

On February 8, 2005, we issued $150.0 million in principal amount of the outstanding notes. The net proceeds from this financing were used to repay amounts outstanding under the bank credit facility and to pay fees and expenses associated with the issuance. For a description of the terms of the outstanding notes, see “Description of the Exchange Notes.”

Bank Credit Facility. As of March 31, 2005, we had a loan agreement for up to $450.0 million from a syndicate of financial institutions and commercial banks, with Bank of America, N.A. serving as administrative agent, or the bank credit facility. The bank credit facility is comprised of a revolving loan of up to $450.0 million which matures on March 31, 2008. The maximum aggregate principal amount available for borrowing includes amounts available under letters of credit. As of March 31, 2005, the amount available under letters of credit totaled $309,070, of which no amount was drawn. The revolving loan has no mandatory amortization provisions and is payable in full on March 31, 2008. On February 8, 2005, we used the net proceeds from the issuance of the 2005 senior notes and the 2005 senior subordinated notes, as well as cash provided by operating activities, to repay $399.4 million of amounts outstanding under the bank credit facility, which included a $136.4 million payment to extinguish the remaining balance on the $150.0 million term loan and a $263.0 million payment to reduce amounts outstanding on the revolving loan. As a result of these payments, the total commitment under the bank credit facility was reduced from $600.0 million to $450.0 million, and we had $413.7 million available for borrowing thereunder as of March 31, 2005 (without taking into account covenants under the line of credit discussed below).

The bank credit facility is collateralized by a lien on substantially all of our assets, including the assets of the Pocono Subsidiaries, and a leasehold mortgage on the land and improvements which comprise Mohegan Sun. We will also be required to pledge additional assets as we or our restricted subsidiaries acquire them. In addition, our obligations under the bank credit facility are guaranteed by MBC and the Pocono Subsidiaries. The bank credit facility subjects us to a number of restrictive covenants, including financial covenants. These financial covenants relate to, among other things, our permitted total debt and senior debt leverage ratios, our minimum fixed charge coverage ratio and our maximum capital expenditures. The bank credit facility includes non-financial covenants by us and the Tribe of the type customarily found in loan agreements for similar transactions including requirements that:

•	the Tribe preserve its existence as a federally recognized Indian tribe;

•	the Tribe cause us to continually operate Mohegan Sun in compliance with all applicable laws; and

•	except under specific conditions, limit us from selling or disposing of our assets, limit the transfer of the Authority’s assets to non-guarantor subsidiaries, limit the incurrence by us of other debt or contingent obligations and limit our ability to extend credit, make investments or commingle our assets with assets of the Tribe.

As of March 31, 2005, we and the Tribe were in compliance with all of our and their respective covenant requirements in the bank credit facility.

At our option, each advance of loan proceeds accrues interest on the basis of a base rate or on the basis of a one-month, two-month, three-month, six-month or twelve-month London Inter-Bank Offered Rate (“LIBOR”), plus in either case, the applicable spread at the time each loan is made. We also pay commitment fees for the unused portion of the revolving loan on a quarterly basis equal to the applicable spread for commitment fees times the average daily unused commitment for that calendar quarter. Applicable spreads are based on our total leverage ratio, as defined in the bank credit facility. The applicable spread for base rate advances is between 0.50% and 1.25%, and the applicable spread for LIBOR rate advances is between 1.75% and 2.50%. The applicable spread for commitment fees is between 0.375% and 0.50%. The base rate is the higher of Bank of America’s announced prime rate or the federal funds rate plus 0.50%. Interest on LIBOR loans is payable at the end of each applicable interest period or quarterly in arrears, if earlier. Interest on base rate advances is payable quarterly in arrears. As of March 31, 2005, we had $6.0 million in base rate loans and $30.0 million in LIBOR rate loans outstanding. The LIBOR rate loans outstanding as of March 31, 2005 were based on a one-month LIBOR rate of 2.87% plus an applicable spread of 2.0%. The base rate loans outstanding at March 31, 2005 were based on the bank’s prime rate of 5.75% plus an applicable spread of 0.75%. The applicable spread for commitment fees was 0.5% as of March 31, 2005.

Line of Credit. We have a $25.0 million revolving loan agreement with Bank of America (formerly Fleet National Bank), or the line of credit. At our option, each advance accrues interest on the basis of the bank’s variable prime rate or on the basis of seven or thirty day LIBOR, plus the applicable spread at the time the advance is made pursuant to the terms of the line of credit. Borrowings under the line of credit are our uncollateralized obligations. The line of credit expires in March 2006. The line of credit subjects us to certain covenants, including a covenant to maintain at least $25.0 million available for borrowing under the bank credit facility. As of March 31, 2005, we were in compliance with all covenant requirements in the line of credit. The interest rate in effect at March 31, 2005 was 4.35% on the outstanding balance on the line of credit, which consisted of LIBOR loans. As of March 31, 2005, we had $7.0 million available for borrowing under the line of credit.

Capital Expenditures

Capital Expenditures Incurred

Capital expenditures totaled $21.3 million for the six months ended March 31, 2005, compared to $21.8 million for the six months ended March 31, 2004. These capital expenditures were an aggregate of the following:

•	Property maintenance capital expenditures at Mohegan Sun for furniture, fixtures and equipment totaled $20.4 million and $20.7 million for the six months ended March 31, 2005 and 2004, respectively. For the six months ended March 31, 2005, these expenditures were for the general maintenance of the Mohegan Sun facility and construction of the Uncas American Indian Grill discussed below. For the six months ended March 31, 2004, these expenditures included $7.3 million in renovations and the purchase of equipment to add slot machines to gaming space formerly used for poker operations and the purchase of equipment to add slot machines to our keno gaming area and to add 14 new table games in the Casino of the Earth.

•	Cumulative Project Sunburst capital expenditures totaled $1.06 billion, including $63.5 million in capitalized interest. During the quarter ended March 31, 2004 capital expenditures totaled $748,000, with no amounts recorded as capitalized interest. There were no capital expenditures relating to Project Sunburst in the six months ended March 31, 2005.

•	Capital expenditures for the Thames and Indian Summer parking garages totaled $359,000 for the six months ended March 31, 2004. There were no capital expenditures relating to the Thames and Indian Summer parking garages in the six months ended March 31, 2005.

•	Capital expenditures at Pocono Downs totaled $907,000 from the date of acquisition to March 31, 2005 and were comprised primarily of design fees for the planned slot machine facility.

Expected Future Capital Expenditures

We anticipate capital expenditures at Mohegan Sun to be approximately $45.0 million for the 2005 fiscal year, comprised of approximately $7.0 million for the construction of the Uncas American Indian Grill which began in January 2005 and maintenance capital expenditures. We also anticipate that we will spend up to $175.0 million on the construction, furnishing and equipping of a new slot machine facility at Pocono Downs, in addition to paying a one-time $50.0 million fee to the Commonwealth of Pennsylvania upon receipt of a slot machine license. In fiscal year 2005, we expect to incur approximately $10.0 million in capital expenditures at Pocono Downs, comprised primarily of design fees for the planned slot machine facility.

Sources of Funding for Capital Expenditures

We will rely primarily on cash generated from operations to finance capital expenditures at Mohegan Sun. Capital expenditures for Pocono Downs, as described above, are expected to be funded through draws on our bank credit facility.

Interest Expense

For the years ended September 30, 2004, 2003 and 2002 and for the six months ended March 31, 2005 and 2004 we incurred the following in interest expense (in thousands):

	For the Fiscal Years Ended September 30,			For the Six Months Ended March 31,
	2004	2003	2002	2005	2004
New credit facility	$6,850	$4,690	$—	$5,572	$3,565
Old credit facility	—	4,628	12,312	—	—
1999 8 1/8% senior notes	13,730	16,250	16,250	652	8,125
2005 6 1/8% senior notes	—	—	—	2,169	—
1999 8 3/4% senior subordinated notes	134	20,446	26,250	—	134
2001 8 3/8% senior subordinated notes	10,697	12,563	12,563	747	6,281
2002 8% senior subordinated notes	20,000	20,000	12,278	10,000	10,000
2003 6 3/8% senior subordinated notes	21,037	4,792	—	10,460	10,519
2004 7 1/8% senior subordinated notes	2,583	—	—	8,015	—
2005 6 7/8% senior subordinated notes	—	—	—	1,461	—
WNBA note	205	150	—	125	104
Line of credit	179	316	17	224	65
Change in fair value of derivative instruments	—	(2,994)	(1,254)	—	—
Interest settlement—derivative instruments	(2,552)	(4,082)	3,961	(13)	(2,552)
Reclassification of derivative instrument losses to earnings	303	787	—	—	303
Amortization of net deferred (gain) loss on sale of derivative instruments	(117)	(741)	—	437	(315)
Amortization of debt issuance costs	5,921	6,687	6,602	1,603	3,440
Capital lease obligations	—	—	9	—	—
Capitalized interest	—	—	(12,353)	—	—

Total interest expense	$78,970	$83,492	$76,635	$41,452	$39,669

Sufficiency of Resources

We believe that existing cash balances, financing arrangements and operating cash flows will provide us with sufficient resources to meet our existing debt obligations, relinquishment payments, foreseeable capital expenditure requirements with respect to current operations and distributions to the Tribe for at least the next twelve months. Distributions to the Tribe are anticipated to total $67.5 million and $70.0 million for fiscal year 2005 and 2006, respectively. We expect future investments in Pocono Downs related to the payment of a one-time slot machine license fee and the development of a slot machine facility at Pocono Downs will be funded through our bank credit facility. As of March 31, 2005 we had $413.7 million available for borrowing under the bank credit facility (without taking into account covenants under the line of credit).

Contractual Obligations and Commitments

Our future payment obligations as of March 31, 2005 related to our material debt and certain other contractual obligations and the timing of those payments are set forth below.

	Payments due by period
Contractual Obligations (in thousands)	Total	Less than 1 year (1)	1-3 years	3-5 years	More than 5 years
Long-term debt (2)	$1,297,839	$17,974	$18,520	$368,000	$893,345
Cowlitz Project obligations (3)	15,512	10,441	5,071	—	—
Pocono Downs obligation (4)	575	575	—	—	—

Total	$1,313,926	$28,990	$23,591	$368,000	$893,345

(1)	Amounts represent obligations expected to be incurred from April 1, 2005 to September 30, 2005.
(2)	Long-term debt includes maturities scheduled as of March 31, 2005 for our senior and senior subordinated notes, amounts required to be paid pursuant to the bank credit facility and our other debt agreements, but excludes interest payments. Refer to Note 4 to our unaudited condensed consolidated financial statements included in this Prospectus.
(3)	Cowlitz Project obligations include land purchase option payments of $7.8 million and $3.9 million for the remaining 2005 and 2006 fiscal years, respectively, excluding interest payments. Refer to Note 6 to our unaudited condensed consolidated financial statements included in this Prospectus. Salishan-Mohegan also has a remaining obligation to incur up to $3.9 million for the development of the Cowlitz Project, which is expected to occur in the remaining 2005 fiscal year and fiscal year 2006. Refer to Note 14 of the consolidated financial statements included in this Prospectus.
(4)	Pocono Downs obligations include a requirement under the purchase agreement dated October 14, 2004 to remediate certain environmental matters at the Pocono Downs racetrack site. The total cost of the remediation is estimated at $1.6 million, for which the former owner of Pocono Downs, Penn National Gaming, Inc., is liable for the first $1.0 million of the total cost. These costs are expected to be incurred in the remaining 2005 fiscal year. Refer to Note 6 of the unaudited condensed consolidated financial statements included in this Prospectus for further discussion on this environmental matter.

In addition to the contractual obligations described above, we have certain other contractual commitments as of March 31, 2005 that require payments during the periods described below. The calculation of the estimated payments in the table below are based, in large part, on projections of future revenues over an extended period of time, as well as other factors which are indicated more fully in the footnotes to the following table. Since there are estimates and judgments used with respect to calculating these liabilities, future events that affect such estimates and judgments may cause the actual payments to differ from the estimates set forth below. The amounts included in the table are estimates and, while some agreements are perpetual in term, for the purposes of calculating these amounts, we have assumed that the table contains information for only ten years.

	Payments due by period
Contractual Commitments (in thousands)	Less than 1 year (1)	1-3 years	3-5 years	5-10 years
Slot Win Contribution (2)	$220,818	$435,573	$337,684	$884,492
Relinquishment commitments (3)	72,543	137,548	106,636	279,310
Priority distributions (4)	15,726	32,825	34,824	96,624
Town of Montville commitment (5)	500	1,000	1,000	2,500

Total	$309,587	$606,946	$480,144	$1,262,926

(1)	Amounts represent payment commitments from October 1, 2004 to September 30, 2005.
(2)

Slot win contributions are a portion of the gross slot revenues that must be paid by us to the State of Connecticut pursuant to the Mohegan Compact. The slot win contribution is the lesser of (a) 30% of gross slot revenues, or (b) the greater of (i) 25% of gross slot revenues or (ii) $80.0 million. The amounts shown in this table are estimates of the required payments for the next ten years, although the agreement is perpetual in term.

(3)	Relinquishment payments are made by us to TCA under a relinquishment agreement. Relinquishment payments are five percent of revenues from Mohegan Sun, as defined in the relinquishment agreement. The amounts shown in this table are estimates of the required payments for the next ten years and have been calculated in accordance with the relinquishment agreement. Refer to Note 7 to our unaudited condensed consolidated financial statements included in this Prospectus for a further discussion of how the relinquishment payments are calculated.
(4)	Priority distributions are monthly payments required to be made by us to the Tribe pursuant to the priority distribution agreement. Refer to Note 6 to our unaudited condensed consolidated financial statements included in this Prospectus for a further discussion of the priority distribution agreement. The payments are calculated based on net cash flows and are limited to a maximum amount of $14.0 million pursuant to the priority distribution agreement, as adjusted annually based on the Consumer Price Index, or CPI. The amounts included in the table are estimates of the required payments for the next ten years and, while this agreement is perpetual in term, for the purposes of calculating these amounts, we have assumed that we will pay the maximum amount in each of the years covered by the table, as adjusted by an annual CPI adjustment of 2.30%.
(5)	We have an agreement with the town of Montville to pay the town an annual payment of $500,000 to minimize the impact on the town resulting from the decreased tax revenues on reservation land held in trust.

Critical Accounting Policies and Estimates

Management has identified the following critical accounting policies that affect our more significant judgments and estimates used in the preparation of our condensed consolidated financial statements. The preparation of our condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates those estimates, including those related to asset impairment, relinquishment liability, accruals for unredeemed Player’s Club points, self-insurance, compensation and related benefits, revenue recognition, allowance for doubtful accounts, contingencies and litigation. These estimates are based on the information that is currently available to us and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could vary from those estimates.

We believe that the following critical accounting policies affect significant judgments and estimates used in the preparation of our condensed consolidated financial statements:

Revenue Recognition

We recognize gaming revenues as gaming wins less gaming losses. Revenues from food and beverage, hotel, retail, entertainment and other services are recognized at the time the service is performed. Minimum rental revenues are recognized on a straight-line basis over the terms of the related leases. Percentage rents are recognized in the period in which the tenants exceed their respective percentage rent thresholds.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our patrons to make required payments, which results in bad debt expense. Management determines the adequacy of this allowance by continually evaluating individual patron receivables, considering the patron’s financial condition, credit history and current economic conditions. If the financial condition of patrons were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Unredeemed Player’s Club Points

We maintain an accrual for unredeemed Player’s Club points, as more fully described under “—Explanation of Key Financial Statement Captions—Promotional Allowances.” The accrual is based on the estimated cost of the points expected to be redeemed at each balance sheet date. Management determines the adequacy of this accrual by periodically evaluating the historical redemption experience and projected trends related to this accrual. Actual results could differ materially from those estimates.

Self-insurance Accruals

We are self-insured up to certain limits for costs associated with workers’ compensation and employee medical coverage. Insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of estimates of incurred but not reported claims. In estimating these costs, we consider historical loss experience and make judgments about the expected levels of costs per claim. We also use information provided by independent consultants to assist in the determination of estimated accruals. These claims are accounted for based on estimates of the undiscounted claims, including those claims incurred but not reported. We believe the use of these estimates to account for these liabilities provides a consistent and effective way to measure these accruals; however, changes in health care costs, accident frequency and severity and other factors can materially affect the estimate for these liabilities. We continually monitor the potential changes in future estimates, evaluate insurance accruals and make adjustments when necessary.

Derivative Instruments

We use derivative instruments, including interest rate caps, collars and swaps in our strategy to manage interest rate risk associated with the variable interest rate on our bank credit facility and the fixed interest rates on our senior notes and senior subordinated notes. Our objective in managing interest rate risk is to achieve the lowest possible cost of debt and manage volatility in the effective cost of debt. We do not believe there is any material risk exposure with respect to the derivative instruments we currently hold. We continually monitor risk exposures from derivative instruments held and make the appropriate adjustments to manage these risks within management’s established limits. We account for our derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities,” or SFAS 133, which requires that all derivative instruments be recorded on the consolidated balance sheet at fair value. In order to qualify for hedge accounting in accordance with SFAS 133, the underlying hedged item must expose us to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce our exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss and is recorded as a component to interest expense in the period of change. We exclude the change in the time value of money when assessing the effectiveness of the hedging relationship. All derivatives are evaluated quarterly.

Relinquishment Liability

In accordance with SFAS 5, we have recorded a relinquishment liability of the estimated present value of our obligations under the relinquishment agreement. We reassess the relinquishment liability (i) annually in conjunction with our budgeting process or (ii) when necessary to account for material increases or decreases in projected revenues over the relinquishment period. If the reassessment causes an overall increase to the projected revenues over the relinquishment period, the relinquishment liability will be increased by five percent of such increase in revenues, discounted at our risk-free rate of investment (an incremental layer). If the reassessment causes an overall decrease to the projected revenues over the relinquishment period, the relinquishment liability will be decreased by five percent of such decrease in revenues, discounted based upon a weighted-average discount rate (a decremental layer). The weighted-average discount rate is defined as the average discount rate used to discount all the previous incremental layers weighted by the amount of each such incremental layer. Further, we record a quarterly accretion to the relinquishment liability to reflect the impact of the time value of money. Since there is a high level of estimates and judgments used with respect to calculating this liability, future events that affect such estimates and judgments may cause the actual liability to differ significantly from the estimate.

Goodwill

In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), the goodwill associated with the acquisition of Pocono Downs is not subject to amortization but will be tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the goodwill exceeds its fair value, an impairment loss will be recognized immediately.

Intangible Assets

Our trademark for Mohegan Sun is no longer subject to amortization as it has been deemed to have an indefinite useful life. The trademark is evaluated periodically for impairment by applying a fair-value based test and, if impairment occurs, the amount of impaired trademark will be written off immediately. The intangible assets associated with the acquisitions of Pocono Downs and the WNBA franchise are assessed periodically for impairment pursuant to appropriate accounting standards.

Litigation

We are subject to various claims and legal actions in the ordinary course of business. Some of these matters relate to personal injuries to customers and damage to customers’ personal assets. Management estimates guest claims expense and accrues for such liabilities based upon historical experience in other current liabilities in our accompanying condensed consolidated balance sheets.

Impact of Inflation

Absent changes in competitive and economic conditions or in specific prices affecting the hospitality and gaming industry, we do not expect that inflation will have a significant impact on our operations. Changes in specific prices, such as fuel and transportation prices, relative to the general rate of inflation may have a material adverse effect on the hospitality and gaming industry in general.

New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” or FAS 153. FAS 153 amends Opinion 29 to eliminate the exception for on monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for fiscal years beginning after June 15, 2005. We do not believe the adoption of this standard will have a material impact on financial position, results of operations or cash flows.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates, foreign currency exchange rates and commodity prices. Our primary exposure to market risk is interest rate risk associated with our bank credit facility in which interest will accrue on the basis of a base rate formula or a LIBOR-based formula, plus applicable spreads. As of March 31, 2005, we had $36.0 million outstanding under the bank credit facility. See “—Liquidity, Capital Resources and Capital Spending—External Sources of Liquidity” for further information relating to the terms and conditions of the bank credit facility.

We attempt to manage our interest rate risk through a controlled mix of our long-term fixed rate borrowings and variable rate borrowings and the use of derivative instruments, including interest rate swaps, in accordance with established policies and procedures. We do not hold or issue financial instruments, including derivative instruments, for speculative or trading purposes.

On March 10, 2005, we entered into two interest rate swap agreements, each based on six-month LIBOR plus a spread of 116 basis points and each hedging $50.0 million of the 2005 senior notes. On March 23, 2005, we entered into three additional interest rate swap agreements, which also are based on six-month LIBOR plus spreads of 87 to 91 basis points and hedging $50.0 million, $75.0 million and $25.0 million of the 2005 senior notes. Under this agreement, we make payments on the variable interest rate provided by the derivative instrument and receive payments equal to the fixed interest rate on the debt being hedged.

The following table provides information as of March 31, 2005 about our current financial instruments (debt obligations and interest rate swaps) that are sensitive to changes in interest rates. For debt obligations, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by contractual maturity dates. Notional amounts are used to calculate the cash flows to be exchanged under the interest rate swap agreements. Weighted-average variable rates are based on implied forward rates in respective yield curves, which should not be considered to be precise indicators of actual future interest rates. Fair values for variable-rate debt instruments are considered to approximate their carrying amounts and fair values for fixed-rate debt instruments, which are publicly traded, are based on quoted market prices as of March 31, 2005. Fair values for interest rate swaps are based on net present value calculations for projected cash flows under the swap agreements using the implied forward rates.

Expected Maturity Date

	Remaining 2005	2006	2007	2008	2009	Thereafter	Total	Fair Value
	(in thousands)
Liabilities
Long-Term Debt (including current portion):
Fixed Rate	$—	$16,520	$—	$—	$330,000	$891,345	$1,237,865	$1,246,240
Average interest rate	—	8.3%	—	—	6.4%	7.1%	6.9%
Variable Rate	$17,974	$1,000	$1,000	$37,000	$1,000	$2,000	$59,974	$59,974
Average interest rate	4.4%	5.4%	6.2%	6.8%	6.5%	6.8%	6.0%

Interest Rate Derivatives
Interest Rate Swaps:
Fixed to Variable	$—	$—	$—	$—	$—	$250,000	$250,000	$(1,595)
Average pay rate	—	—	—	—	—	5.9%	5.9%
Average receive rate	—	—	—	—	—	6.1%	6.1%

BUSINESS

Overview

The Tribe is a federally recognized Indian tribe with an approximately 405-acre reservation situated in southeastern Connecticut, adjacent to Uncasville, Connecticut. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal lands, subject to, among other things, the negotiation of a gaming compact with the state in which they operate. The Tribe and the State of Connecticut have entered into such a compact, the Mohegan Compact, which has been approved by the United States Secretary of the Interior. We were established as an instrumentality of the Tribe, with the exclusive power to conduct and regulate gaming activities on tribal lands and the nonexclusive authority to conduct such activities elsewhere. Our gaming operation at Mohegan Sun is one of only two legally authorized gaming operations in New England offering traditional slot machines and table games. We also own Pocono Downs, one of only two harness racing facilities in Pennsylvania, located in Wilkes-Barre, as well as five Pennsylvania off-track wagering (OTW) facilities located in Carbondale, East Stroudsburg, Erie, Hazleton and Lehigh Valley (Allentown). We are governed by a nine-member Management Board, whose members also comprise the Mohegan Tribal Council (the governing body of the Tribe). Any change in the composition of the Mohegan Tribal Council results in a corresponding change in our Management Board.

Mohegan Sun

In October 1996, we opened a gaming and entertainment complex known as Mohegan Sun. Mohegan Sun is located on a 240-acre site on the Tribe’s reservation overlooking the Thames River with direct access from Interstate 395 and Connecticut Route 2A via a four-lane access road constructed by us. Mohegan Sun is approximately 125 miles from New York City and approximately 100 miles from Boston, Massachusetts. In fiscal year 2002, we completed a major expansion of Mohegan Sun known as Project Sunburst. The first phase of Project Sunburst, the Casino of the Sky, which included increased gaming, restaurant and retail space and an entertainment arena, opened in September 2001. The remaining components, including an approximately 1,200-room luxury hotel and approximately 100,000 square feet of convention space, were fully opened in June 2002.

As of March 31, 2005, Mohegan Sun operates in an approximately 3.0 million square foot facility, which includes the following two casinos:

Casino of the Earth

The Casino of the Earth has approximately 179,500 square feet of gaming space and offers:

•	approximately 3,875 slot machines and 185 table games (including blackjack, roulette, craps and baccarat);

•	food and beverage amenities, including three full-service themed fine dining restaurants, with a fourth area featuring cuisine from all three themes, a 610-seat buffet, a ten-station food court featuring international and domestic cuisine and multiple service bars, all operated by us, for a current total of approximately 1,400 restaurant seats (which will increase to 1,700 restaurant seats upon completion of the new Uncas American Indian Grill, a 300-seat full-service restaurant and bar concept anticipated to open in July 2005);

•	an approximately 10,000 square foot, 410-seat lounge featuring live entertainment seven days a week;

•	an approximately 11,000 square foot simulcasting race book facility; and

•	five retail shops providing shopping opportunities ranging from Mohegan Sun logo souvenirs to cigars.

Casino of the Sky

The Casino of the Sky has approximately 119,000 square feet of gaming space and offers:

•	approximately 2,400 slot machines and 105 table games (including blackjack, roulette, craps and baccarat);

•	food and beverage amenities, including two full-service restaurants, two quick-service restaurants, a 24-hour coffee shop, a 320-seat buffet, a six station food court featuring international and domestic cuisine and five lounges and bars operated by us, as well as four full-service and three quick-service restaurants operated by third parties, for a total of approximately 2,600 restaurant seats;

•	Mohegan After Dark, consisting of a nightclub, a lounge and a pub, which are all operated by a third party;

•	the Mohegan Sun Arena with seating for up to 10,000;

•	a 350-seat Cabaret;

•	the Shops at Mohegan Sun containing 29 different retail shops, six of which we own;

•	an approximately 1,200-room luxury hotel;

•	an approximately 20,000 square foot spa operated by a third party;

•	approximately 100,000 square feet of convention space; and

•	a child care facility and an arcade style recreation area operated by a third party.

Mohegan Sun has parking spaces for approximately 13,000 guests and 3,100 employees. In addition, we operate the Mohegan Sun gasoline and convenience center, an approximately 4,000 square foot, 20-pump facility located adjacent to Mohegan Sun.

Connecticut Sun

In January 2003, we formed a wholly owned subsidiary, the Mohegan Basketball Club LLC, or MBC, for the purpose of holding a membership in the Women’s National Basketball Association, or WNBA, and owning and operating a professional basketball team in the WNBA. MBC entered into a membership agreement with the WNBA permitting it to operate the Connecticut Sun basketball team. The team plays its home games in the Mohegan Sun Arena.

Pocono Downs

On January 25, 2005, we and our wholly owned subsidiary, Mohegan Commercial Ventures PA, LLC, acquired from subsidiaries of Penn National Gaming, Inc. all of the partnership interests in Downs Racing, L.P., Mill Creek Land, L.P., Backside, L.P. and Northeast Concessions, L.P., or the Pocono Downs entities. The Pocono Downs entities own Pocono Downs, a harness racing facility located on approximately 400 acres in Wilkes-Barre, Pennsylvania as well as five Pennsylvania OTW’s located in Carbondale, East Stroudsburg, Erie, Hazleton and Lehigh Valley (Allentown). The Pocono Downs harness racing facility is currently one of only two harness racetracks in Pennsylvania and one of only four thoroughbred and harness racing facilities in the state. It has a 5/8 mile all-weather, lighted track with seating for approximately 3,500 and parking capacity for approximately 6,500. Harness racing has been conducted at Pocono Downs since 1965, and in 2005, the track is scheduled to hold 143 live racing days. The Lehigh Valley (Allentown) OTW is a 28,000 square-foot facility and is the largest OTW in the Commonwealth of Pennsylvania. The approximately $281 million purchase price was funded through draws on our bank credit facility.

We are continuing the harness racing activities at Pocono Downs and the pari-mutuel wagering activities at the OTW facilities. The 2005 racing season commenced in April. In addition, as a result of our acquisition of

Pocono Downs, we have the right to apply for a Pennsylvania Category One slot machine license, which, if approved, would initially permit the installation and operation of up to 3,000 slot machines at Pocono Downs. Upon receipt of such license, we would be required to pay a one-time $50 million fee to the Commonwealth of Pennsylvania.

A minimum of 1,500 slot machines are required, and a maximum of 3,000 slot machines are permitted, to be in operation within 18 months of the issuance of the slot machine license. Under certain circumstances, we may be permitted to install up to a total of 5,000 slot machines. We plan to expand Pocono Downs to include a new slot machine facility, which we anticipate will open in 2007. The new facility also is expected to include restaurants, retail stores, lounges and a small entertainment venue. We expect to spend up to $175 million on the construction, furnishing and equipping of the new facility. We may commence slot machine operations prior to completion of the new facility if the Pennsylvania Gaming Control Board issues us a conditional license to operate slot machines prior to the issuance of a permanent license.

An ongoing constitutional challenge to the manner in which the slots legislation was enacted remains pending before the Pennsylvania Supreme Court. It has been reported that such court will issue a decision in the near future. The challenge has adversely impacted the Pennsylvania Gaming Control Board’s ability to hire and fill key positions, including General Counsel, Executive Director and Director of Enforcement. Recently, the chairman of the Gaming Control Board publicly indicated that, because of these hiring delays, the Gaming Control Board’s original schedule for issuing Category One conditional licenses by the end of the 2005 calendar year has changed to January or February of 2006.

We expect to draw the bulk of our customers at the slot machine facility from the 60-mile radius surrounding Pocono Downs. As a result, as more fully described below under “—Market and Competition from Other Gaming Operations”, we anticipate our primary competition for customers will come from other potential slot machine operations in Pennsylvania and potential Indian Gaming operations in southeastern New York, primarily in the Catskill Mountain region.

Other Diversification Projects

The Tribe has determined that it is in its long-term best interest to pursue diversification of its business interests, both directly and through us. As a result, from time to time, we and the Tribe receive and evaluate various business opportunities. These opportunities primarily include the management or ownership of, or investment in, other gaming enterprises through direct investments, acquisitions, joint venture arrangements and loan transactions. In addition to the developments described below, we and the Tribe are currently exploring other opportunities, although there is no assurance that we or the Tribe will continue to pursue any of these other opportunities or that any of them will be consummated.

Cowlitz Project

In July 2004, we formed Mohegan Ventures-Northwest, LLC, or Mohegan Ventures-NW, one of two members in Salishan-Mohegan LLC, or Salishan-Mohegan. Salishan-Mohegan was formed to participate in the development and management of a casino to be located in Clark County, Washington, or the Cowlitz Project. The proposed casino will be owned by the Cowlitz Indian Tribe. Both Mohegan Ventures-NW and Salishan-Mohegan were designated as our unrestricted subsidiaries, which are not required to be guarantors of our debt obligations.

In September 2004, Salishan-Mohegan entered into development and management agreements with the Cowlitz Indian Tribe regarding the Cowlitz Project. Under the terms of the development agreement, Salishan-Mohegan administers and oversees the planning, designing, development, construction, and furnishing, as well as providing assistance with the financing, of the Cowlitz Project. The development agreement provides for certain development fees of 3% of total Project Costs, as defined in the development agreement. The management agreement is for a period of seven years during which Salishan-Mohegan will manage, operate and maintain the planned casino. The management agreement provides for a management fee of 24% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Cowlitz Project. Development of the Cowlitz Project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of Washington and the United States Department of

the Interior accepting land into trust on behalf of the Cowlitz Indian Tribe. The management agreement is subject to approval by the National Indian Gaming Commission, or the NIGC.

Menominee Project

In October 2004, we entered into a management agreement with the Menominee Indian Tribe of Wisconsin, or the Menominee Tribe, and the Menominee Kenosha Gaming Authority. According to the management agreement, we were granted the exclusive right and obligation to manage, operate and maintain a planned casino and destination resort to be located in Kenosha, Wisconsin, or the Menominee Project, for a period of seven years in consideration of a management fee of 13.4% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Menominee Project. The management agreement is subject to approval by the NIGC.

Market and Competition from Other Gaming Operations

Mohegan Sun and Foxwoods are the only two legally authorized gaming operations offering both traditional slot machines and table games in New England. Foxwoods, operated by the Mashantucket Pequot Tribe under procedures approved by the United States Department of the Interior, is located approximately 10 miles from Mohegan Sun and is currently the largest gaming facility in the United States in terms of total gaming positions. Based on the size and success of Foxwoods and the rapid growth of Mohegan Sun, we believe that the gaming market in New England and the remaining northeastern United States remains underserved.

The existing gaming industry in the northeastern United States is highly competitive. Mohegan Sun currently competes primarily with Foxwoods, which has been in operation for approximately twelve years and may have greater financial resources and operating experience than us. In addition, Foxwoods has offered certain amenities to its guests for a significantly longer duration than Mohegan Sun, such as hotel accommodations and convention center services.

Since the completion of the Project Sunburst expansion in June 2002, including our approximately 1,200-room luxury hotel, we have broadened Mohegan Sun’s target market beyond day-trip customers to include guests making overnight stays at the resort. Consequently, Mohegan Sun now competes more directly for customers with casinos in Atlantic City, New Jersey. Many of these casinos have greater resources, operating experience and name recognition than Mohegan Sun.

Under current law, outside of Atlantic City, New Jersey, full-scale commercial casino gaming in the northeastern United States may be conducted only by federally recognized Indian tribes operating under federal Indian gaming laws or on cruise ships in international waters. In recent years, there has been an increase in the number of Indian tribes seeking to engage in commercial casino gaming, including full-scale commercial casinos, in the northeastern United States and in the number of individual groups seeking to obtain federal recognition as Indian tribes so that they may engage in commercial casino gaming in the northeastern United States. Under federal law, after obtaining federal recognition and before gaming operations may commence, a tribe must, among other things, have land taken into trust by the federal government, negotiate a gaming compact with the state in which they intend to engage in commercial casino gaming, adopt a tribal gaming ordinance and construct a facility. A tribe may also need to negotiate a gaming management agreement and obtain funding to construct a facility. As described below, many Indian tribes and individual groups seeking to gain federal recognition as Indian tribes are pursuing commercial casino gaming in the northeastern United States.

A number of states, including Maine, Massachusetts, Rhode Island, Pennsylvania and New York, have considered legalizing one or more forms of commercial casino gaming by non-Indians in one or more locations. In July 2004, Pennsylvania legalized slot machine gaming by non-Indians. Based on internal analysis of the existing and potential gaming market in the northeastern United States, we believe that competition from other commercial casino gaming operations will continue to increase in the future.

We are unable to predict whether any of the efforts by other federally recognized Indian tribes or individual groups attempting to gain federal recognition as Indian tribes or legalization of commercial casino gaming by non-Indians will lead to the establishment of additional commercial casino gaming operations in the northeastern United States. If established, we are uncertain of the impact such commercial casino gaming operations will have on our operations and our ability to meet our financial obligations.

The following is an assessment of the competitive prospects in Connecticut and the northeastern United States:

Connecticut

Currently, only the Tribe and the Mashantucket Pequot Tribe are authorized to conduct commercial casino gaming in Connecticut. As required by their individual Memorandum of Understanding, or MOU, with the State of Connecticut, the Tribe and the Mashantucket Pequot Tribe make monthly payments to the State of Connecticut based on a portion of the revenues from their slot machines. Pursuant to the terms of an exclusivity clause in each MOU, the payments will terminate if there is any change in state law that permits operation of slot machines or other commercial casino games or if any other person lawfully operates slot machines or other commercial casino games within the State of Connecticut (except those consented to by the Tribe and the Mashantucket Pequot Tribe).

In August 2004, the Mashantucket Pequot Tribe reported that it had completed a $300.0 million expansion at Foxwoods, which includes approximately 120,000 square feet of additional gaming space to accommodate approximately 1,000 slot machines, including 140 new dual-use bingo/slot machines and 200 smoke-free bingo seats; a 2,100 car parking garage; 7,500 square feet of food and beverage space featuring a Hard Rock Café; and 6,000 square feet of retail space. In May 2005, the Mashantucket Pequot Tribe completed the construction of two golf courses and a 50,000 square foot clubhouse, and are continuing construction on eight golf villas and a golf academy which are expected to be completed later in 2005.

In February 2005, the Mashantucket Pequot Tribe announced its plans to undertake a three-year, $700.0 million expansion at Foxwoods, which will add over two million square feet to the facility and will include an 825-room hotel tower, a 21,000 square foot spa, a 5,000-seat theater, a 50,000 square foot ballroom, a 2,900 car parking garage, 145,000 square feet of meeting and convention space, four retail stores, two nightclubs, three lounges, four restaurants and additional business meeting and reception space. In addition, the expansion will include 50,000 square feet of gaming space and will accommodate an additional 1,500 slot machines and 45 table games. The project is expected to begin in the summer of 2005, and the facility is scheduled to open in the summer of 2008.

In June 2002, the Bureau of Indian Affairs, or BIA, granted federal recognition to the Historic Eastern Pequot Tribe by combining the individual applications of the Eastern Pequot Tribe and the Paucatuck Eastern Pequot Tribe. On January 28, 2004, the Schaghticoke Tribe of Kent, Connecticut was granted federal recognition by the BIA. The State of Connecticut and several other groups formally appealed each of the BIA’s recognition decisions to the Interior Board of Indian Appeals, or IBIA. On May 13, 2005, the IBIA overturned the federal recognition of the Historic Eastern Pequot Tribe and the Schaghticoke Tribe. Reports indicate the IBIA noted several irregularities in the decision made by the BIA including the use of state recognition to fulfill criteria in the tribal petitions. The recognition decisions have been remanded to the United States Secretary of the Interior for reconsideration. The Historic Eastern Pequot Tribe and the Schaghticoke Tribe had announced intentions to develop casinos in southeastern and western Connecticut, respectively.

In fiscal year 2004, the BIA made final determinations denying federal recognition for one Connecticut tribe, the Golden Hill Paugussett Tribe located in Colchester and Trumbull, Connecticut, and for the Hassanamisco Band of the Nipmuc Tribe officially based in Massachusetts. The Hassanamisco Band could pursue land claims in Connecticut if granted federal recognition based upon a significant historical presence within the boundaries of the State of Connecticut. If the Hassanamisco Band were ever to receive federal recognition, it could attempt to develop a casino in northeastern Connecticut near the Connecticut/Massachusetts border. The Hassanamisco Band also has publicized the existence of financial backers for the construction of gaming facilities. These tribes appealed the final determinations to the IBIA in September 2004. In October 2004, the IBIA agreed to accept the Hassanamisco Band’s appeal for federal recognition, but rejected the Golden Hill Paugussetts’ request to reconsider the denial of its federal recognition.

Rhode Island

Commercial casino gaming does not exist in Rhode Island, although the state’s two pari-mutuel facilities, Lincoln Greyhound Park and Newport Grand Jai Alai, offer approximately 3,510 video slot machines. Lincoln Greyhound Park and Newport Grand Jai Alai have obtained approval from the Rhode Island Lottery Commission for approximately 800 additional video slot machines. In October 2004, Lincoln Greyhound Park announced that it will install the remaining approved slot machines, approximately 460, in 2005.

The Narragansett Indian Tribe of Rhode Island, with a reservation in Charlestown, is the only federally recognized Indian Tribe in Rhode Island. However, under specific terms of the Narragansett Land Claims Settlement Act with the federal government, the Narragansett Tribe is prohibited from opening a gaming facility under IGRA. Accordingly, the Narragansett Tribe may only open a gaming facility approved under state law.

In November 1994, Rhode Island voters defeated numerous local and statewide gaming referendums and passed a referendum, which requires that any new gaming proposals be approved in a statewide referendum. In June 2004, the Rhode Island State Legislature approved legislation to include a referendum on the November 2004 ballot to determine whether a casino operated by an affiliate of Harrah’s Entertainment, in conjunction with the Narragansett Tribe, should be permitted in West Warwick, Rhode Island. Harrah’s Entertainment has options to buy approximately 84 acres of land in West Warwick where they plan to build the casino. The Rhode Island Supreme Court provided an advisory opinion in August 2004 that the proposed casino referendum and related legislation were unconstitutional, and the Superior Court subsequently ruled that the referendum could not be placed on the November 2004 ballot. In 2005, the Narragansett Tribe and the affiliate of Harrah’s Entertainment have announced their continued pursuit of a license to operate a casino in West Warwick, Rhode Island. At this time it is unclear if such efforts will meet legislative success or if such a venture would be constitutional under the State Constitution. There are several pending federal recognition petitions from other Rhode Island groups, but we believe none are being actively considered by the BIA for federal recognition. It is not clear if, or when, federal recognition for these groups will be achieved.

In February 2005, Wembley plc announced an agreement on the terms of a cash acquisition by BLB Investors, LLC, or BLB, of its United States division, Wembley Inc., which owns and operates a pari-mutuel facility, Lincoln Park, in Rhode Island. BLB has announced intentions to spend approximately $125 million on renovations to Lincoln Park if the State of Rhode Island approves an increase in the number of authorized video slot machines at Lincoln Park from approximately 3,000 to approximately 4,750. The acquisition is subject to requisite court and shareholder approval and receipt of necessary regulatory approvals, as well as an agreement between BLB and the State of Rhode Island on revenue sharing at Lincoln Park. On May 26, 2005, the Rhode Island Senate approved legislation regarding the sale of Lincoln Park, including the necessary provision on revenue sharing.

New York

Mohegan Sun also currently faces competition from several casinos and gaming facilities located on Indian tribal lands in New York, and to a lesser extent from racetracks in New York that operate video lottery terminals, or VLTs. New York has six federally recognized tribes located in the central, northern and western parts of the state. Three of these tribes, the Oneida Nation of New York, the Seneca Nation and the St. Regis Mohawk Tribe of New York, currently engage in casino gaming. In addition to these three tribes, other Indian tribes have announced potential casino projects, which if completed, will add significant casino space and hotel rooms to the northeastern United States gaming market. In addition, racetracks located in Monticello, Saratoga Springs, Farmington and Buffalo, New York currently operate an aggregate of approximately 5,100 VLTs.

In October 2001, the New York State Legislature approved legislation that permitted as many as six gaming operations by Indian tribes in New York, in addition to the Oneida Nation’s Turning Stone Casino and St. Regis Akwesasne Mohawk Casino already in operations. Up to three of these additional casinos may be owned by the Seneca Nation and the three others may be located in either Ulster County or Sullivan County. This legislation approved the use of traditional slot machines, rather than VLTs, where the possession and use of traditional slot machines is authorized pursuant to a tribal-state compact. The Seneca Nation opened one of these additional gaming operations, the Seneca Niagara Casino, in December 2002 in Niagara Falls, New York. In May 2004, the Seneca Nation opened its second facility, an approximately 125,000 square foot facility on its reservation in Salamanca, New York. The Seneca Nation may also operate one additional gaming facility in western New York pursuant to an approved gaming compact negotiated with the Governor of New York. The October 2001 legislation also authorizes the Governor of New York to negotiate and execute tribal-state compacts for the remaining three gaming operations with yet to be determined tribes for sites in Ulster and Sullivan counties. The development and management of these additional Indian gaming projects are contingent upon various regulatory approvals, including receipt of approvals from the BIA.

Summarized below is the status of current and potential gaming operations by federally recognized tribes in the State of New York:

•	Oneida Nation—The Oneida Nation of New York operates Turning Stone Casino Resort on its reservation near Syracuse, New York, approximately 270 miles from Mohegan Sun. We believe that Turning Stone Casino Resort currently has approximately 2,100 VLTs, 100 table games, 20 tables for live poker and 350 hotel rooms. The Oneida Nation has begun an approximately $308 million expansion effort at Turning Stone, which will include, among other things, the addition of approximately 400 hotel rooms and suites and increase overall gaming space by approximately 30,000 square feet. In October 2004, the Oneida Nation partially opened its expanded convention space and a new 19-story hotel at Turning Stone. Substantial completion of the expansion is expected in the fall of 2005. The Oneida Nation is financing the expansion with a bank credit facility, bond financing and tax-exempt bonds. Turning Stone currently draws customers primarily from the Syracuse market. In June 2004 the New York State Supreme Court ruled that the Oneida Gaming Compact with the State of New York was invalid because it had not been approved by the state legislature. According to recent news reports, the National Indian Gaming Commission, or NIGC, has warned the Oneida Nation to resolve its compact dispute with the State of New York or they may face enforcement actions.

•

St. Regis Mohawk Tribe—The St. Regis Mohawk Tribe opened a casino located in Hogansburg, New York near the Canadian border in April 1999. We believe this casino has approximately 20 table games and approximately 660 VLTs. The St. Regis Mohawk Tribe recently reached an agreement with the State of New York on a new compact that will, among other things, permit the tribe to install slot machines at the casino in exchange for payments to the State. In April 2001, the St. Regis Mohawk Tribe entered into an agreement with Park Place Entertainment Corporation (now Caesars Entertainment Inc.), a Nevada based gaming and entertainment company, for exclusive rights to develop a casino project in Sullivan County, New York. In August 2001, the St. Regis Mohawk Tribe signed an agreement with Sullivan County to build a $500 million resort on Anawana Lake at Kutsher’s Resort and Country Club in the Catskills. This resort will include a 750-room hotel and 160,000 square feet of gaming space. In October 2003, the BIA published a notice in the Federal Register of its intent to take 66 acres of land at this site into trust for the tribe pending review and approval of an environmental impact statement. In November 2003, the tribe and Caesars Entertainment, Inc. signed an amended management and development agreement that will govern the construction and operation of their planned resort to be located in Sullivan County. The tribe has reached an agreement on a compact for its casino in Hogansburg, New York and an agreement with the state to settle the tribe’s land claim dispute was approved by a tribal vote on November 27, 2004. However, the agreement is still subject to the approval of the federal and state legislatures. We believe that the settlement of the tribe’s land claim disputes and agreement on a compact for the tribe’s Hogansburg, New York casino may clear the way for the tribe to negotiate a compact with the State for a gaming facility to be constructed in Sullivan County.

•	Seneca Nation—As discussed above, the Seneca Nation has reached an agreement with the Governor of New York for a gaming compact that allows the Seneca Nation to operate three casinos. The United States Department of the Interior effectively approved this gaming compact. The Seneca Nation opened one of these three casinos in Niagara Falls in December 2002, in accordance with certain provisions of IGRA that allow gaming on Seneca aboriginal tribal lands. This casino offers full-scale gaming similar to that offered at Mohegan Sun, however, we do not draw a significant number of customers from the Niagara Falls market. We believe that the Niagara Falls facility has approximately 2,900 slot machines and approximately 110 table games. An approximately 125,000 square foot facility opened on the Seneca Nation reservation in Salamanca, New York in May 2004, which we believe features approximately 1,800 slot machines and 25 table games. The Seneca Nation had indicated that the initial Salamanca facility would be a temporary facility with plans to construct a full scale destination resort in the future. The Seneca Nation had planned to construct the third casino permitted under its compact with the state in Cheektowaga near Buffalo, New York, however a New York Court recently ruled that the legislation permitting the casino requires the third casino to be located in the City of Buffalo. The City of Cheektowaga is appealing that decision, and as a result the construction of a third casino will be delayed.

•	Seneca-Cayuga Tribe of Oklahoma—On November 12, 2004 Governor Pataki announced that an agreement had been reached with the Seneca-Cayuga Tribe of Oklahoma. The terms of the agreement include a settlement of the Tribe’s land-claim and an agreement to negotiate a Class III compact for a gaming facility to be located in the Catskills. The agreement is still subject to the approval of the federal and state legislatures. The Seneca-Cayuga had previously entered into an exclusive development agreement with Empire Resorts, the same entity who has obtained exclusive management and development agreements with the Cayuga Tribe of New York for a proposed casino in Monticello. Empire has recently announced that it has reached an agreement to purchase the Concord and Grossinger’s resort hotels in Sullivan County, which could be used for the future development of two casino resorts.

•	Cayuga Indian Nation of New York—In April 2004, the Cayuga Indian Nation of New York, a federally recognized Indian tribe without a reservation, received approval of their land into trust application from the Eastern Area Office of the BIA. The Cayuga Tribe requested that the United States take approximately 30 acres of land located adjacent to the Monticello Raceway into trust for the benefit of the Cayuga Tribe for the purposes of conducting gaming. If approved by the BIA, the Cayuga Tribe, in conjunction with Empire Resorts, Inc. as its developer and manager, intends to construct and operate a $700 million casino resort at the site. In November 2004, the Governor of New York and a Cayuga tribal representative announced they had agreed to settle the tribe’s land claim with the state in exchange for, among other things, the right to build and develop a casino in the Catskills. The agreement is still subject to the approval of the federal and state legislatures. Although the agreement has been signed between the Governor of New York and the tribal representative, recent news reports state that the Cayuga tribal leaders claim the agreement is invalid as the tribal representative did not have the authority to bind the tribe to the terms of the agreement.

•

Stockbridge-Munsee Community, Band of Mohican Indians of Wisconsin—In December 2004, the Stockbridge-Munsee Community, Band of Mohican Indians of Wisconsin and Governor Pataki approved an agreement that would settle the tribe’s land claims against the state and permit the tribe to develop and operate a casino in the Catskills. The agreement is still subject to approval of the federal and state legislatures. It has been reported that, if approved, the Stockbridge-Munsee Community would build the facility on a 333 acre site near Monticello, New York. Trading Cove Associates, the entity responsible for the administration and supervision of the construction manager and the entire construction process of Project Sunburst, has announced its intention to provide financial backing for this group.

•	Oneida Tribe of Indians of Wisconsin—In December 2004, the Oneida Tribe of Indians of Wisconsin and Governor Pataki approved an agreement that would settle the tribe’s land claim against the state and permit the tribe to develop and operate a casino in the Catskills. The agreement is still subject to the approval of the federal and state legislatures. It has been reported that the tribe purchased 100 acres of land in Sullivan County, however we are not aware of any decision by the tribe on where the casino would be located.

•	Shinnecock Tribe—The Shinnecock Tribe has announced it intends to construct an approximately 65,000 square-foot commercial casino gaming facility on its reservation near the Hamptons in Long Island, New York. The Shinnecock Tribe is recognized by the State of New York, but has yet to receive federal recognition. The Shinnecock Tribe has a pending federal recognition petition, but the BIA is not actively considering the petition. A federal district court ordered the Shinnecock Tribe to halt all construction for at least 18 months while the BIA reviews the tribe’s application for federal recognition. Recent public news reports state that the tribe will appeal the court’s decision.

Other tribes may also be attempting to develop various forms of gaming operations in the state of New York. In addition, there are several pending federal recognition petitions from other New York groups, but we believe none are being actively considered by the BIA for federal recognition. It is not clear if or when federal recognition for these groups will be achieved.

Currently, there are no non-Indian casinos operating in the State of New York, and the establishment of non-Indian commercial casino operations would require the approval of two successive state legislatures, followed by the voters in a statewide referendum. However, gambling boats began operating “cruises to nowhere” out of the New York City and Long Island areas in January 1998. To date, New York has not prohibited gambling boat operations and only a small number of operators have applied for licenses for offshore gambling cruises. These “cruises to nowhere,” during which casino gaming activities are conducted on board once the boat is in international waters, are permitted under federal law unless prohibited by the state from which they operate. Due to the difference in the gaming experience, we do not believe that the “cruises to nowhere” are significant competition to Mohegan Sun.

Massachusetts

Although the Governor of Massachusetts, Mitt Romney, has indicated his willingness to consider proposals for gambling as a method to offset state budget deficits, the Massachusetts State House of Representatives rejected a bill authorizing various forms of commercial gambling during its Spring 2003 session. In November 2003, the Massachusetts State Senate postponed a vote on a plan to license two resort casinos as well as slot machine parlors at each of the State’s four racetracks.

The Wampanoag Tribe of Gay Head (Aquinnah) of Massachusetts, located on the island of Martha’s Vineyard, is currently the only federally recognized Indian tribe in Massachusetts. The Wampanoag Tribe has announced plans to open a high-stakes bingo facility in southeastern Massachusetts, and although no state compact would be required, significant hurdles, including local government approval, still remain. To date no such facility has been constructed. The Wampanoag Tribe also has proposed developing a casino in southeastern Massachusetts.

A separate band of the Nipmuc Tribe, the Chaubanagungamaug Band, also submitted a petition for federal recognition. In June 2004, the BIA made a final determination denying federal recognition to the tribe. The tribe appealed the final determination to the IBIA in September 2004. In October 2004, the IBIA agreed to accept the Chaubanagungamaug Band’s appeal for federal recognition. If the Chaubanagungamaug Band were to receive federal recognition, it would likely attempt to develop a casino in Massachusetts.

The United States Court of Appeals for the District of Columbia reversed a federal court order, which required the BIA to make a final determination on the Mashpee Tribe’s petition for federal recognition by December 2002. As a result, we do not believe the BIA is actively considering the Mashpee Tribe’s application for federal recognition and a specific timetable for a determination has not been established. A number of other petitions for federal recognition are pending in Massachusetts, but we believe potential recognition of these pending petitions is several years away, if at all.

New Jersey

In the state of New Jersey, Mohegan Sun primarily competes for overnight customers with casinos located in Atlantic City. The Atlantic City gaming market currently consists of twelve casino properties, with a total of approximately 14,000 hotel rooms and 1.4 million square feet of gaming space, containing approximately 42,000 slot machines and 1,400 table games. These properties include the Borgata, a casino resort complex completed in the summer of 2003 and the first new casino in Atlantic City in 13 years. The property features a 40 story hotel with approximately 2,000 rooms and suites, a 135,000 square foot casino, restaurants, retail shops, a spa and pool, and entertainment venues.

Several proposed developments and expansions of casino, hotel, retail and entertainment space have also commenced or been completed in Atlantic City. Some of these projects are listed below:

•	In November 2004, Aztar Corporation completed an expansion of its Tropicana Atlantic City property to include an additional 500 hotel rooms and a 200,000 square foot retail, dining and entertainment complex.

•	In mid-2004, Resorts Atlantic City completed replacing one of its hotel towers with a new 400-room hotel tower including 14,000 square feet of additional gaming space, containing approximately 800 additional slot machines.

•	In August 2004, Boyd Gaming and MGM Mirage announced a planned $200 million expansion of their jointly owned Borgata Hotel and Casino. The expansion will add an additional 500,000 square feet to the facility, including more gaming, retail and restaurant space, two additional nightclubs and a larger spa. Construction is expected to begin in the summer of 2005. In October 2004, Boyd Gaming and MGM Mirage announced an additional expansion of the Borgata Hotel Casino to begin during the first phase of its initial expansion and to be completed in mid-2007. The additional expansion will include a new hotel tower, containing approximately 200 luxury time-share condominiums and approximately 600 guest rooms, a new spa, two swimming pools and additional meeting room space.

•	In mid-2004, Caesars Entertainment Inc. began construction on The Pier at Caesars, a $145 million upscale retail, dining, and entertainment facility to be located on the Atlantic City Boardwalk. The facility will be attached to the Caesars Atlantic City by skywalk and is scheduled to open in the fall of 2005.

In addition, the state legislature has considered adding slot machines or VLTs at the state racetracks. There are no federally recognized Indian tribes in the state and no petitions for recognition are being actively considered by the BIA.

Pennsylvania

In July 2004, Pennsylvania Governor Ed Rendell signed legislation permitting up to 61,000 slot machines at 14 locations throughout the state. The legislation authorized slot machines at seven harness and thoroughbred racetracks, and five stand-alone slot facilities. Each of the facilities may initially install up to 3,000 slot machines and can be expanded to up to 5,000 slot machines after six months of operation and upon gaining the approval of the Pennsylvania Gaming Control Board, or the PGCB. In addition, the legislation authorized two resort facilities with up to 500 slot machines. The legislation also includes prohibitions against locating facilities in close proximity to other operations, including, among other things, a prohibition against locating another harness or thoroughbred facility with slots or a standalone slot facility within 20 linear miles of Pocono Downs, and a prohibition against locating a resort facility within 15 linear miles of Pocono Downs.

In addition to Pocono Downs there are two thoroughbred racetracks, Philadelphia Park located in Bensalem (approximately 115 miles southeast of Pocono Downs) and Penn National Race Course in Grantville (located approximately 85 miles southwest of Pocono Downs), and one harness racetrack, the Meadows located in Meadow Lands, near Pittsburgh (approximately 325 miles from Pocono Downs), currently operating. In addition, the Pennsylvania State Horse Racing Commission has approved a racing license for MTR Gaming to build a thoroughbred racetrack in Summit Township, near Erie (approximately 325 miles from Pocono Downs) and the Pennsylvania State Harness Racing Commission has approved a harness racing license for Harrah’s Entertainment, Inc, which has partnered with Chester Downs and Marina, LLC, to build a harness racetrack in Chester, approximately 115 miles from Pocono Downs. The Harness Racing Commission also has conducted hearings on competing proposals for a license for a new harness racetrack in Mahoning Township and South Beaver Township (approximately 280 and 300 miles from Pocono Downs, respectively). It has been reported that the Horse Racing Commission has received as many as five applications from proposed developers/property owners for the fourth and final new racing license permitted in Pennsylvania. However, under the Pennsylvania Race Horse Development and Gaming Act, or the Pennsylvania Gaming Act, unless the developer of a proposed horse racetrack had received approval for a racing license within the 18 months immediately preceding the passage of the Pennsylvania Gaming Act, the licensee would not be permitted to obtain a slot license.

Under the Pennsylvania Gaming Act, the PGCB will select the location of the five stand-alone slot facilities, so long as at least two of the stand-alone slot parlors are located in Philadelphia and one is located in Pittsburgh. The remaining two facilities will be selected by the PGCB from the list of applicants who submit applications for a slot license. There have been several reports of proposed locations for the two remaining stand-alone slot facilities, outside of Philadelphia and Pittsburgh. We cannot predict which owners of any of these proposed sites will receive gaming licenses or, accordingly, where any of the licensed facilities will be located or what impact, if any, they will have on our future Pocono Downs operations.

The reports include the following proposed locations:

•	In December 2004, businessman Louis DeNaples purchased Mount Airy Lodge in Mount Pocono for approximately $25 million. The property is the location of a former resort facility and includes approximately 210 acres of land, which it has been reported will be used for a new resort and casino complex. Although we are not aware of any official announcement from Mr. DeNaples regarding the proposed use or development of the property, newspaper reports have indicated that the site could be a potential location for a stand-alone slot facility with 2,400 to 3,000 machines and 200 hotel rooms. If approved, reported plans call for the facility to open in late 2006 or early 2007. Mount Pocono is an approximately 40 mile drive from Pocono Downs.

•	BethWorks Now, a Pittsburgh-based group, has partnered with Las Vegas Sands, Inc, owners of the Venetian Resort and Casino in Las Vegas to acquire 135 acres of property in Bethlehem. The group has indicated that the plans for the property include a casino, 400,000-600,000 square feet of retail space and between 1,000-2,000 homes. The property is located approximately 70 miles from Pocono Downs.

•	Dr. Joseph Mattioli, owner of Pocono Raceway, a NASCAR racetrack located approximately 35 miles from Pocono Downs in Long Pond, has announced his intentions to seek one of the available licenses to operate a stand-alone slot facility. Dr. Mattioli has reportedly proposed a $300 million casino complex on the Pocono Raceway property that reportedly would include a slot parlor, convention hall, shops and restaurants adjacent to the racetrack. It also has been reported that if Dr. Mattioli is unable to obtain a stand-alone slot license, he will seek a resort license and will scale back the development plans for the Long Pond property.

•	Isle of Capri Casinos, Inc. of Biloxi Miss., operators of, among other things, casinos and riverboats in Mississippi, Iowa, Nevada, Missouri, Colorado and Louisiana, has reportedly been looking at sites in Lehigh Valley to locate a stand-alone slot facility. These sites are located approximately 60 miles from Pocono Downs.

•	The Mashantucket Pequot Tribe is reportedly working with a local developer on a proposal for its own Pennsylvania slot facility to be located near the interchange of Interstate 78 and Pennsylvania Route 412 in Bethlehem. Bethlehem is located approximately 70 miles from Pocono Downs.

•	Caesars Pocono Resorts, owned by Starwood Hotels, which operates four resorts in the Pocono Mountains, also has reportedly expressed an interest in one of the two slot licenses available for resort facilities. The closest of the four Caesars resorts is 40 miles from Pocono Downs.

In addition to the other slot facilities in Pennsylvania, Pocono Downs may face competition from up to three full scale casino gaming operations by Indian Tribes in the Catskill Mountains of New York. The Catskills are approximately 90 miles from Pocono Downs.

Maine

There are no casinos allowed in Maine other than one cruise boat that operates out of Maine and provides casino gaming off-shore. There are four federally recognized tribes in Maine, one of which, the Penobscot Tribe, operates a high stakes bingo facility in Old Town, in east central Maine. The Penobscot Tribe and the Passamaquoddy Tribe are attempting to gain approval for full-scale casino operations at various locations in Maine; however, to date, these efforts have been unsuccessful. None of the other federally recognized tribes in Maine have negotiated a tribal-state compact or otherwise taken significant steps of developing casino operations.

In a November 2003 election, Maine voters approved a referendum to permit slot machines at the state’s two racetracks. However, the approval was still subject to the approval of a local referendum permitting the slot machines. This bill was approved in June 2003 in Bangor, one of the host towns; however, the bill was rejected in Scarborough, the remaining host town in November 2003. The referendum provided for up to 1,500 slot machines at the Bangor Historical Raceway. In October 2004, the Maine Harness Racing Commission granted Penn National an unconditional racing license for Bangor Historical Raceway for the 2004 racing season. The annual license represents the completion of the first regulatory approval necessary for Penn National to proceed with its development at the Bangor Historical Raceway where they intend to place approximately 1,500 slot machines into service by mid-2006. Penn National must still, among other things, obtain a gaming license before it can operate slot machines at the racetrack. The towns of Westbrook and Saco in southern Maine rejected referenda in a December 30, 2003 vote that would have allowed Scarborough Downs to build a harness racetrack with slot machines in their cities.

On June 2, 2005, the Maine legislature approved a bill that would allow the Penobscot and Passamaquoddy Tribes to operate a harness track in Washington County with up to 1,500 slot machines. The Governor of Maine has vowed to veto the legislation.

New Hampshire

There are no casinos allowed in New Hampshire and no significant initiatives currently underway to legalize commercial casino gaming. The Governor of New Hampshire has recently proposed placing 3,750 VLTs at existing racetracks in the state. Over the past several years, a number of legislative initiatives to expand legalized gambling activities in New Hampshire have been defeated. There are no federally recognized Indian tribes in the state and no petitions for recognition pending.

Vermont

There are no casinos allowed in Vermont and no significant legislative initiatives currently underway to allow commercial casino gaming. There are no federally recognized tribes in Vermont, but a petition for federal recognition is pending from the St. Francis/Sokoki Band of Abenakis in Swanton. We believe any approval of this petition is still several years away.

Mohegan Tribe of Indians of Connecticut

General

The Tribe became a federally recognized Indian tribe in 1994. The Tribe currently has approximately 1,625 members and approximately 970 adult voting members. Although it only recently received federal recognition, the Tribe has lived in a cohesive community for hundreds of years in what is today southeastern Connecticut. The Tribe historically has cooperated with the United States and is proud of the fact that members of the Tribe have fought on the side of the United States in every war from the Revolutionary War to Operation Iraqi Freedom. The Tribe believes that this philosophy of cooperation exemplifies its approach to developing Mohegan Sun and pursuing diversification of its business interests.

Although the Tribe is a sovereign entity, it has sought to work with, and to gain the support of, local communities in establishing Mohegan Sun. For example, the Tribe gave up its claim to extensive tracts of land that had been guaranteed by various treaties in consideration for certain arrangements in the Mohegan Compact. As a result, local residents and businesses whose property values had been clouded by this dispute were able to gain clear title to their property. In addition, the Tribe has been sensitive to the concerns of the local community in developing Mohegan Sun. This philosophy of cooperation has enabled the Tribe to build a solid alliance among local, state and federal officials to achieve its goal of building Mohegan Sun.

Governance of the Tribe

The Tribe’s Constitution provides for the governance of the Tribe by a Tribal Council consisting of nine members, and a Council of Elders consisting of seven members. The registered voters of the Tribe elect all members of the Tribal Council and the Council of Elders. As the result of an amendment to the Tribe’s Constitution in September 2003, the members of both the Council of Elders and the Tribal Council will be elected on a staggered term basis. Effective with the election for the Council of Elders held in October 2004, three elected members of the Council of Elders serve two-year terms which expire in October 2006 and four elected members of the Council of Elders serve four-year terms which expire in October 2008. Similarly, effective with the next Tribal Council election in August 2005, four elected Tribal Council members shall serve two-year terms and five elected Tribal Council members shall serve four-year terms. Thereafter, elected members of both the Council of Elders and the Tribal Council shall serve four-year terms. Members of the Tribal Council must be at least 21 when elected, and members of the Council of Elders must be at least 55 when elected. The members of the Tribal Council are the same individuals who serve on our Management Board.

The Tribe’s Constitution vests all legislative and executive powers of the Tribe in the Tribal Council, with the exception of the power to enroll Tribal members, which is vested in the Council of Elders. The powers of the Tribal Council include the power to establish an executive branch departmental structure with agencies and subdivisions and to delegate appropriate powers to such agencies and sub-divisions.

The Tribe may amend the provisions of its Constitution that established us and the Gaming Disputes Court, which is described below. Such an amendment requires the approval of two-thirds of the members of the Tribal Council and must be ratified by a vote of a two-thirds majority of all votes cast, with at least 40% of the registered voters of the Tribe voting. In addition, the Tribe’s Constitution currently prohibits the Tribe from enacting any law that would impair the obligations of contracts entered into in furtherance of the development, construction, operation and promotion of gaming on Tribal lands. An amendment to this provision requires the affirmative vote of 75% of all registered voters of the Tribe. Prior to the enactment of any such amendment by the Tribal Council, any non-Tribal party will have the opportunity to seek a ruling from the Appellate Branch of the Gaming Disputes Court that the proposed amendment would constitute an impermissible impairment of contract.

The Council of Elders acts in the capacity of an appellate court of final review and may hear appeals of any case or controversy arising under the Tribe’s Constitution, except those matters related to Mohegan Sun, which are required to be submitted to the Gaming Disputes Court.

Gaming Disputes Court

The Tribal Council has established the Gaming Disputes Court by Tribal ordinance and vested it with exclusive jurisdiction over all disputes related to gaming at Mohegan Sun. The Gaming Disputes Court is composed of a Trial Division and an Appellate Branch. A single judge presides over cases at the trial level. Trial Division decisions can be appealed to the Appellate Branch where cases are presided over by three judges, one of whom will be the Chief Judge, and none of whom will have presided at the Trial Division over the specific case being heard. Decisions of the Appellate Branch are final, and no further appeal is available.

The Gaming Disputes Court has jurisdiction over all disputes or controversies related to gaming between any person or entity and us, the Tribe or TCA, who managed Mohegan Sun from its inception until December 31, 1999. The Gaming Disputes Court also has jurisdiction over all disputes arising out of our regulatory powers, including licensing actions. The Tribe has adopted the substantive law of the State of Connecticut as the applicable law of the Gaming Disputes Court to the extent that such law is not in conflict with Mohegan Tribal Law. Also, the Tribe has adopted all of Connecticut’s rules of civil and appellate procedure and professional and judicial conduct to govern the Gaming Disputes Court.

Judges of the Gaming Disputes Court are chosen by the Tribal Council from a publicly available list of eligible retired federal judges and Connecticut Attorney Trial Referees, who are appointed by the Chief Justice of the Connecticut Supreme Court, each of whom must remain licensed to practice law in the State of Connecticut.

Judges are selected sequentially as cases are filed with the clerk of the Gaming Disputes Court. The Chief Judge of the Gaming Disputes Court, who serves as the Gaming Disputes Court’s administrative superintendent, is chosen by the Tribal Council from the list of eligible judges and serves a five-year term. The remaining judges may serve an unlimited term on the bench. Judges of the Gaming Disputes Court are subject to discipline and removal for cause pursuant to the rules of the Gaming Disputes Court. The Chief Judge is vested with the sole authority to revise the rules of the Gaming Disputes Court. Judges are compensated by the Tribe at an agreed rate of pay commensurate with their duties and responsibilities. Such rate cannot be diminished during a judge’s tenure.

Below is a description of certain information regarding judges currently serving on the Gaming Disputes Court:

Paul M. Guernsey, Chief Judge. Age: 54. Judge Guernsey has served on the Gaming Disputes Court since 1996. He was appointed Acting Chief Judge in November 1999 and appointed as Chief Judge in January 2000. Judge Guernsey has also served as Fact Finder for the New London Judicial District from 1990 to 1992 and as State of Connecticut Attorney Trial Referee, Judicial District of New London, since 1992.

F. Owen Eagan, Judge. Age: 73. Judge Eagan was appointed to the Gaming Disputes Court in 1996. He served as U.S. Magistrate Judge from 1975 to 1996 and was formerly Assistant U.S. Attorney for the District of Connecticut and U.S. Attorney for the District of Connecticut. He is currently an adjunct law faculty member at Western New England School, a position he has held since 1978.

Frank A. Manfredi, Judge. Age: 52. Judge Manfredi was appointed to the Gaming Disputes Court in 2001. He has been a partner at Cotter, Greenfield, Manfredi & Lanes, P.C. since 1983. Judge Manfredi has also served as State of Connecticut Attorney Trial Referee since 1993, State of Connecticut Attorney Fact Finder since 1992 and Town Attorney for the Town of Preston since 1988.

Thomas B. Wilson, Judge. Age: 64. Judge Wilson was appointed to the Gaming Disputes Court in 1996. Judge Wilson served as a partner and director at Suisman, Shapiro, Wool, Brennan & Gray, P.C. from 1967-2003. Judge Wilson has also served as State Attorney Trial Referee since 1988 and as Town Attorney for the Town of Ledyard from 1971 to 1979, 1983 to 1991 and 1995 to the present.

Workers Compensation Department

Effective September 1, 2004, the Tribal Council established a Workers Compensation Department by Tribal ordinance that oversees a self-administered workers compensation program for employees of the Tribe and the Authority. Prior to the formation of this department, we participated in the State of Connecticut workers compensation program. Duties of the Workers Compensation Department, including judgment on claims, are performed by two commissioners employed by the Tribe.

Below is a description of certain information regarding the commissioners serving in the Workers Compensation Department:

Giancarlo Rossi, Chief Commissioner. Mr. Rossi was appointed Chief Commissioner of the Tribe’s Workers Compensation Department in September 2004. Mr. Rossi is a general attorney with 23 years of workers compensation experience practicing in Connecticut.

Louis M. Pacelli, Commissioner. Mr. Pacelli was appointed Commissioner of the Tribe’s Workers Compensation Department in September 2004. Mr. Pacelli is a partner in the law firm of Grillo and Pacelli, LLC in East Haven, Connecticut and has practiced general law, including workers compensation matters, for 22 years in Connecticut.

Mohegan Tribal Gaming Authority

We were established by the Tribe in July 1995 with the exclusive power to conduct and regulate gaming activities on tribal lands for the Tribe and the non-exclusive authority to conduct such activities elsewhere. We are governed by a nine-member Management Board, consisting of the nine members of the Tribal Council (the governing body of the Tribe). Any change in the composition of the Tribal Council results in a corresponding change in our Management Board.

We have three major functions. The first function is to direct the operation, management and promotion of gaming enterprises on tribal lands and all related activities. The second major function is to regulate gaming activities on tribal lands. Our Management Board has appointed an independent Director of Regulation to be responsible for the regulation of gaming activities at Mohegan Sun. The Director of Regulation serves at the will of the Management Board and ensures the integrity of the gaming operation through the promulgation and enforcement of appropriate regulations. The Director of Regulation and his staff also are responsible for performing background investigations and licensing of non-gaming employees as well as vendors seeking to provide non-gaming products or services within the casino. Pursuant to the Mohegan Compact, the State of Connecticut is responsible for performing background investigations and licensing of gaming employees as well as vendors seeking to provide gaming products or services within the casino. The third major function is to identify and evaluate various diversification opportunities in conjunction with the Tribe. These opportunities primarily include the management and ownership of, or investments in, other gaming enterprises through direct investment, acquisition, joint venture arrangements and loan transactions.

Management Board and Executive Officers

We are governed by a nine-member Management Board, consisting of the nine members of the Tribal Council. Any change in the composition of the Tribal Council results in a corresponding change in our Management Board. The current terms for the Tribal Council members expire in October 2005, at which time the registered voters of the Tribe may reelect current Tribal Council members who choose to run for reelection or elect new Tribal Council members. See “—Mohegan Tribe of Indians of Connecticut” and “—Mohegan Tribal Gaming Authority.”

Management Board and Executive Officers

The following table provides information as of March 31, 2005 with respect to (i) the members of the Management Board and (ii) each of the executive officers of Mohegan Tribal Gaming Authority and Mohegan Sun.

Name	Age	Position
Mark F. Brown	47	Chairman and Member, Management Board
Peter J. Schultz	50	Vice Chairman and Member, Management Board
Christine Damon-Murtha	57	Corresponding Secretary and Member, Management Board
Shirley M. Walsh	60	Recording Secretary and Member, Management Board
Jayne G. Fawcett	69	Ambassador and Member, Management Board
Maynard L. Strickland	65	Treasurer and Member, Management Board
Roland J. Harris	57	Member, Management Board
Bruce S. Bozsum	44	Member, Management Board
Glenn R. LaVigne	44	Member, Management Board
William J. Velardo	50	Chief Executive Officer, Mohegan Tribal Gaming Authority
Leo M. Chupaska	56	Chief Financial Officer, Mohegan Tribal Gaming Authority
Mitchell Grossinger Etess	47	President and Chief Executive Officer, Mohegan Sun
Jeffrey E. Hartmann	43	Executive Vice President and Chief Operating Officer, Mohegan Sun
Alan J. Greenstein	45	Senior Vice President and Chief Financial Officer, Mohegan Sun
Jon A. Arnesen	57	Senior Vice President, Hotel Operations, Mohegan Sun
Gary S. Crowder	55	Senior Vice President, Food and Beverage, Mohegan Sun
Robert J. Soper	33	President and Chief Executive Officer of the Pocono Downs entities
Daniel W. Garrow	55	Senior Vice President of Information Systems and Chief Information Officer, Mohegan Sun
Paul S. Munick	51	Senior Vice President of Sports and Entertainment, Mohegan Sun

Mark F. Brown—Mr. Brown has been a member of our Management Board since October 1995. Mr. Brown became the Chairman of the Management Board in October 2000. Mr. Brown worked with the Tribe’s historian during the period in which the Tribe was working to obtain federal recognition and also served on the Tribal Constitutional Review Board from 1993 to 1995. Mr. Brown served as a law enforcement officer for over twelve years. Prior to his work in law enforcement, Mr. Brown was involved in retail sales and management.

Peter J. Schultz—Mr. Schultz was seated on the Management Board and was elected Vice Chairman of the Management Board in October 2000. Mr. Schultz held the position of Human Resources Director for the Tribe from February 1997 to September 2000. From 1982 to 1997, Mr. Schultz was employed by Aetna Life and Casualty, a large insurance company, culminating with the position of Manager of Organizational Development at the Aetna Institute.

Christine Damon-Murtha—Ms. Murtha was seated on the Management Board and was elected Corresponding Secretary in October 2000. Ms. Murtha was employed in the Finance Department for the Tribe from 1996 to 1998 and as a reporter and photographer for the Tribe’s Communication Department from 1998 to September 2000. Ms. Murtha held the position of Supervisor/Senior Accounting Analyst with Travelers Insurance Company from 1984 to 1992. Ms. Murtha serves as Tribal Council liaison for the Environmental Department of the Tribe.

Shirley M. Walsh—Ms. Walsh has been the Recording Secretary of the Management Board and the Tribal Council since October 1995 and has been a member of the Management Board since July 1995. Ms. Walsh has worked for the Tribe in various capacities for almost eleven years. Prior to that time, she was employed for 13 years by a local certified public accountant. Ms. Walsh chaired the Tribal Election Committee from 1994 to 1995 and has served on several other committees for the Tribe.

Jayne G. Fawcett—Ms. Fawcett has been a member of the Management Board since its inception in July 1995. Ms. Fawcett served as the Vice Chair of the Management Board and the Tribal Council from October 1995 until October 2000. Ms. Fawcett worked as a social worker for the State of Connecticut in 1987 and is a retired teacher after 27 years of service. Ms. Fawcett was a Chairman of the Tribe’s Constitutional Review Board from 1992 to 1993. Currently, she oversees the Tribe’s public relations and serves as the Tribe’s Public Relations Ambassador.

Maynard L. Strickland—Mr. Strickland has been the Treasurer of the Management Board since October 2004 and a member of the Management Board since October 1995. Before that, Mr. Strickland owned and operated several restaurants in Norwich, Connecticut and Florida for 20 years.

Roland J. Harris—Mr. Harris has been a member of the Management Board since October 1995. He served as Chairman of the Management Board and the Tribal Council from October 1995 until October 2000. Mr. Harris was the founder of the firm Harris and Clark, Inc., Civil Engineers, Land Surveyors and Land Planners. Mr. Harris has served as First Selectman and CEO of the Town of Griswold, Connecticut, and also as its Planning and Zoning Commissioner. He has also served as Deputy Chief of the Griswold Fire Department and as Fire Marshal and Inspector of the Town of Griswold. Prior to assuming the Chairmanship of the Management Board in 1995, Mr. Harris served as the Tribal Planner.

Bruce S. Bozsum—Mr. Bozsum was elected as a member of the Management Board effective October 4, 2004. Mr. Bozsum replaced Donald M. Chapman, who resigned from his position in the Mohegan Tribal Council, and will serve the final year of Mr. Chapman’s five-year term. Mr. Bozsum formerly served as the manager of cultural programs for the Tribe.

Glenn R. LaVigne—Mr. LaVigne has been a member of the Management Board since January 1996. Mr. LaVigne was previously employed by the Town of Montville, Connecticut, and oversaw building and maintenance for Montville’s seven municipal buildings. Mr. LaVigne serves as council liaison for development and construction.

William J. Velardo—Mr. Velardo currently serves as Chief Executive Officer of the Authority and has 28 years of experience in the casino and hotel industry. Mr. Velardo was named Chief Executive Officer of the Mohegan Tribal Gaming Authority in August 2004 after having served as Mohegan Sun’s President and Chief Executive Officer from October 1999 to August 2004. Previously, Mr. Velardo served as its Executive Vice President and General Manager from October 1995 to October 1999. Prior to his employment with the Authority, Mr. Velardo was Chief Operating Officer for River City, a riverboat gaming venture in New Orleans, Louisiana. From 1991 to 1994, Mr. Velardo served as Senior Vice President, Casino Operations at Trump Plaza Hotel and Casino in New Jersey. Mr. Velardo participated in the opening of the Mirage in Las Vegas, Nevada, a casino, where he served as Vice President, Table Games from 1989 to 1991. Mr. Velardo also worked as Assistant Casino Manager and Pit Manager at Caesar’s Tahoe and Caesar’s Palace casinos.

Leo M. Chupaska—Mr. Chupaska was named Chief Financial Officer of the Authority in August 2004. Prior to this position, Mr. Chupaska served as Chief Financial Officer of the Tribe and was with the Tribe from September 1996 through August 2004, and was a member of the Financial Advisory Committee of the Authority’s Audit Committee. Prior to joining the Tribe, Mr. Chupaska served as Director of Financial Services for Lawrence and Memorial Hospital in New London, Connecticut. Mr. Chupaska is a certified public accountant.

Mitchell Grossinger Etess—Mr. Etess was named President and Chief Executive Officer of Mohegan Sun in August 2004. Prior to that, Mr. Etess served as Executive Vice President of Marketing of the Authority. Mr.

Etess served as the Authority’s Executive Vice President of Marketing from October 1999 to August 2004 and served as its Senior Vice President of Marketing from November 1995 to October 1999. Prior to his employment with Mohegan Sun, Mr. Etess was Vice President of Marketing at Players Island and, from 1989 to 1994, was Senior Vice President of Marketing and Hotel Operations at Trump Plaza Hotel and Casino. Prior thereto, Mr. Etess held various management positions in the hospitality and advertising industries.

Jeffrey E. Hartmann—Mr. Hartmann was named Executive Vice President and Chief Operating Officer of Mohegan Sun in August 2004. Prior to that, Mr. Hartmann served as Executive Vice President, Finance and the Chief Financial Officer of the Authority. Mr. Hartmann has 13 years of experience in the casino and hotel industry. Mr. Hartmann served as the Authority’s Executive Vice President of Finance and Chief Financial Officer from October 1999 through August 2004 and served as its Senior Vice President of Finance and Chief Financial Officer from December 1996 to October 1999. Prior to joining the Authority, Mr. Hartmann worked for Foxwoods from August 1991 to December 1996, including as Vice President of Finance for Foxwoods Management Company. Mr. Hartmann was employed by Coopers & Lybrand, LLP, an independent public accounting firm, as an Audit Manager from 1984 to 1991. Mr. Hartmann is a certified public accountant.

Alan J. Greenstein—Mr. Greenstein was named Senior Vice President and Chief Financial Officer of Mohegan Sun in August 2004. Prior to that, Mr. Greenstein served as Mohegan Sun’s Vice President, Financial Controller from 2002 to August 2004, Vice President of Casino Accounting from 1997 to 2002 and Director of Casino Accounting from 1995 to 1997. Prior to his employment with Mohegan Sun, Mr. Greenstein was the Casino Controller for River City, a riverboat gaming venture in New Orleans, Louisiana. From 1990 to 1994, Mr. Greenstein served as Casino Controller for Trump Plaza Hotel and Casino in New Jersey. Mr. Greenstein served as the Casino Assistant Controller and then the Coin Operations Manager at the Sands Hotel and Casino from 1988 to 1990. Mr. Greenstein worked for Caesar’s World, Inc. from 1985 to 1988. Mr. Greenstein is a certified public accountant.

Jon A. Arnesen—Mr. Arnesen has been the Senior Vice President of Hotel Operations for Mohegan Sun since 1999. Prior to joining Mohegan Sun, Mr. Arnesen was the Chief Operating Officer for Millamax Gaming & Hospitality in Fort Lauderdale, Florida, from 1996 to 1999 and served as President and Chief Operating Officer for Carnival Gaming & Hospitality in San Juan, Puerto Rico, from 1990 to 1996. Mr. Arnesen has also managed and directed hotel operations for Trump Taj Mahal Resorts and Resorts International in Atlantic City, New Jersey, and the Tropicana Resort in Las Vegas, Nevada.

Gary S. Crowder—Mr. Crowder has served as the Senior Vice President of Food and Beverage since April 2000. Prior to his employment with Mohegan Sun, he held the position of Vice President of Food and Beverage at the MGM Grand in Las Vegas from 1998 to 1999 and the Grand Casino in Mississippi from 1993 to 1995. Mr. Crowder has also served as Director of Food and Beverage at the Walt Disney World Dolphin Resort Hotel in Orlando, Bally’s Resort in Reno, Nevada, Resorts International in Atlantic City and Tropicana Casinos in Atlantic City.

Robert J. Soper—Mr. Soper has served as the President and Chief Executive Officer of the Pocono Downs entities since January 2005. Prior to assuming this position, Mr. Soper served as Senior Vice President of Administration at Mohegan Sun from 2001 to 2005 and Senior Attorney for the Tribe from 1997 to 2001.

Daniel W. Garrow—Mr. Garrow joined Mohegan Sun in 1998 and has served as Senior Vice President of Information Systems and Chief Information Officer since June 2002. Prior to joining Mohegan Sun, Mr. Garrow was the Management Information Director of the Oneida Indian Nation in Oneida, New York, from 1992 to 1998.

Paul S. Munick—Mr. Munick was named Senior Vice President of Sports and Entertainment for Mohegan Sun in August 2004 and has been the President of Connecticut Sun since February 2003. Mr. Munick served as the Vice President of Sports and Entertainment for Mohegan Sun from 1999 to September 2004. Prior to joining

Mohegan Sun, Mr. Munick served as Vice President of Athletics and Family Entertainment at Madison Square Garden in New York City from 1993 to 1998 and was Vice President of Athletics from 1990 to 1993. Mr. Munick holds a Master’s Degree in Sports Administration from Ohio University and a Bachelor’s degree in Economics from Stony Brook University.

Compensation of the Management Board

We do not directly compensate the individual members of the Management Board. The Tribe compensates members of the Management Board for the services they render as members of the Tribal Council and as members of the Management Board. The members of the Management Board received the following amounts for their services as members of the Management Board for fiscal year 2004: Mr. Brown, $80,000; Mr. Schultz, $73,000; Ms. Fawcett, $70,000; Mr. Harris, $70,000; Mr. LaVigne, $69,000; Mr. Strickland, $70,000; Ms. Walsh, $69,000; Ms. Murtha, $59,000; Mr. Chapman, $61,000; and Mr. Bozsum, $0. In addition, the Tribe pays life insurance premiums on behalf of each member of the Management Board to maintain life insurance on each member in the amount of $500,000.

Compensation of Executive Officers

William J. Velardo and Mitchell Grossinger Etess, Chief Executive Officers of the Authority and Mohegan Sun respectively, set the compensation for relevant executive officers other than themselves and the Chief Financial Officer of the Authority and the Chief Operating Officer of Mohegan Sun. The compensation of our Chief Executive Officers and the Chief Operating Officer of Mohegan Sun has been determined in accordance with their employment agreements, which were approved by the Management Board in March 2004. A description of the existing agreements is provided below. Leo M. Chupaska, Chief Financial Officer of the Authority, and the Authority’s Management Board are currently in the process of finalizing the terms of his employment agreement with the Authority.

The following table sets forth the compensation paid to the Chief Executive Officer of the Authority and each of the other four most highly compensated executive officers for fiscal year 2004, referred to collectively as the named executive officers:

SUMMARY COMPENSATION TABLE

	Annual Compensation			All Other Compensation(1)		401(k) Plan Matching Contributions	Retirement Plan Contributions
	Fiscal Year	Salary	Bonus	Other Annual Compensation(2)	Life Insurance
William J. Velardo	2004	$1,115,000	$325,000	$28,000	$64,000	$6200	$600
Chief Executive Officer, Mohegan	2003	$978,000	$309,000	$28,000	$64,000	$6000	$600
Tribal Gaming Authority	2002	$894,000	$295,000	$31,000	$64,000	$6000	$600

Mitchell Grossinger Etess	2004	$666,000	$214,000	$13,000	$30,000	$6200	$600
President and Chief Executive	2003	$573,000	$188,000	$13,000	$30,000	$6000	$600
Officer, Mohegan Sun	2002	$564,000	$179,000	$14,000	$30,000	$6000	$600

Jeffrey E. Hartmann	2004	$648,000	$207,000	$11,000	$24,000	$6200	$600
Executive Vice President and Chief	2003	$542,000	$178,000	$11,000	$24,000	$6000	$600
Operating Officer, Mohegan Sun	2002	$530,000	$170,000	$12,000	$24,000	$6000	$600

Michael W. Bloom(3)	2004	$274,000	$45,000	$—	$—	$6,200	$600
Senior Vice President of Marketing,	2003	$250,000	$41,000	$—	$—	$6,000	$600
Mohegan Sun	2002	$231,000	$30,000	$—	$—	$5,500	$600

John A. Arnesen	2004	$230,000	$45,000	$16,000	$—	$—	$600
Senior Vice President of Hotel	2003	$228,000	$41,000	$—	$—	$—	$600
Operations, Mohegan Sun	2002	$209,000	$30,000	$—	$—	$—	$600

1)	Represents our payment of premiums on life insurance policies for which the employee is the owner and beneficiary, employer matching contributions to our 401(k) plan and our contributions on the employee’s behalf to a non-contributory defined contribution plan, or the Retirement Plan.

2)	Represents our reimbursement for the payment of income taxes pertaining to certain life insurance benefits for our chief executive officers and executive vice president. Also includes $16,000 for the forgiveness of a loan issued to John Arnesen in a prior year including $6,000 for income tax reimbursements pertaining to the forgiveness of the loan.
3)	Mr. Bloom served as the Senior Vice President of Marketing at Mohegan Sun from March 1996 until his departure in February 2005.

Employment Agreements

On March 31, 2004, we entered into amended and restated employment agreements with each of William J. Velardo, Mitchell Grossinger Etess and Jeffrey E. Hartmann. The term of each agreement runs until December 31, 2009, with automatic renewal for an additional term of five years unless either we or the employee provide notice to the other of an intention to terminate. Under the employment agreements, commencing on March 31, 2004, each of Messrs. Velardo, Etess and Hartmann were entitled to their then current annual salary, subject to an annual increase on each subsequent January 1, of no less than five percent. Each employee is also entitled to receive an annual bonus of not less than 33 1/3% of the base salary in effect for the period for which the annual bonus is paid.

Each employment agreement provides that, if the employee is terminated for cause or if the employee terminates his employment voluntarily, then the employee will not be entitled to any further compensation. If the employee is terminated other than for cause, then the employee will be entitled to receive, at termination, a severance payment equal to his annual salary plus an annual bonus equal to 100% of his annual salary from the date of termination to the expiration date of the employment agreement.

These employment agreements further provide that the applicable employee may not, without our prior written consent, compete with us in specified states in the northeastern United States during the term of his employment and for a one-year period following a termination for cause or a voluntary termination of employment. Also, during this period, the applicable employee may not hire or solicit our other employees or encourage any such employees to leave employment with us. Under these employment agreements, the applicable employee may not disclose any of our confidential information while employed by us or thereafter. This confidentiality obligation will survive the termination of such employee’s employment and employment agreement.

On July 24, 2000 we entered into an employment agreement with John Arnesen. Under the employment agreement, Mr. Arnesen was entitled to receive a base salary of $175,000. The employment agreement provide that if the employee is terminated for cause, then the employee will not be entitled to any further compensation. If the employee voluntarily terminates his employment and provides the required 60-day written notice, then we will pay the employee’s base salary for 60 days following the employee’s resignation, so long as the employee remains in compliance with all of the other covenants under the agreement. If the employee is terminated other than for cause, then the employee will receive his base salary for a one year period and a lump sum payment of $25,000 for relocation expenses.

The employment agreement further provides that the employee may not, without our prior written consent, compete with us in specified states in the northeastern United States during the term of his employment and for a one-year period following termination of his employment. Also, during this period, the employee may not hire or solicit our other employees or encourage any such employees to leave employment with us. Under the employment agreement, the employee may not disclose any of our confidential information while employed by us or thereafter.

Government Regulation

General

We are subject to certain federal, state and tribal laws applicable to both commercial relationships with Indians generally and to Indian gaming and the management and financing of Indian casinos specifically. In addition, we are subject to federal and state laws applicable to the gaming industry generally and to the distribution of gaming equipment. The following description of the regulatory environment in which gaming takes place and in which we operate is only a summary and not a complete recitation of all applicable law. Moreover, since this particular regulatory environment is more susceptible to changes in public policy considerations than others, it is impossible to predict how particular provisions will be interpreted from time to time or whether they will remain intact. Changes in such laws could have a material adverse impact on our operations. See “Risk Factors.”

Tribal Law and Legal Systems

Applicability of State and Federal Law

Federally recognized Indian tribes are independent governments, subordinate to the United States, with sovereign powers, except as those powers may have been limited by treaty or by the United States Congress. The power of Indian tribes to enact their own laws to regulate gaming derives from the exercise of this tribal sovereignty. Indian tribes maintain their own governmental systems and often their own judicial systems. Indian tribes have the right to tax persons and enterprises conducting business on tribal lands, and also have the right to require licenses and to impose other forms of regulations and regulatory fees on persons and businesses operating on their lands.

Absent the consent of the Tribe or action of the United States Congress, the laws of the State of Connecticut do not apply to us or the Tribe. Under the federal law that recognizes the Tribe, the Tribe consented to, among other things, the extension of Connecticut criminal law and Connecticut state traffic controls over Mohegan Sun.

Waiver of Sovereign Immunity; Jurisdiction; Exhaustion of Tribal Remedies

Indian tribes enjoy sovereign immunity from unconsented suit similar to that of the states and the United States. In order to sue an Indian tribe (or an agency or instrumentality of an Indian tribe, such as us), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Further, in most commercial disputes with Indian tribes, the jurisdiction of the federal courts, which are courts of limited jurisdiction, may be difficult or impossible to obtain. A commercial dispute is unlikely to present a federal question, and some courts have ruled that an Indian tribe as a party is not a citizen of any state for purposes of establishing diversity jurisdiction in the federal courts. State courts also may lack jurisdiction over suits brought by non-Indians against Indian tribes in Connecticut. The remedies available against an Indian tribe also depend, at least in part, upon the rules of comity requiring initial exhaustion of remedies in tribal tribunals and, as to some judicial remedies, the tribe’s consent to jurisdictional provisions contained in the disputed agreements. The United States Supreme Court has held that, where a tribal court exists, jurisdiction in that forum first must be exhausted before any dispute can be heard properly by federal courts which would otherwise have jurisdiction. Where a dispute as to the jurisdiction of the tribal forum exists, the tribal court first must rule as to the limits of its own jurisdiction.

In connection with most of our contractual arrangements, including our outstanding indebtedness, we, the Tribe, MBC and the Pocono Subsidiaries (since it is unclear as a matter of law whether the Pocono Subsidiaries would be deemed to possess sovereign immunity) agreed to waive our and their respective sovereign immunity from unconsented suit to permit any court of competent jurisdiction to (1) enforce and interpret the terms of our applicable outstanding indebtedness, and award and enforce the award of damages owing as a consequence of a breach thereof, whether such award is the product of litigation, administrative proceedings, or arbitration; (2) determine whether any consent or approval of the Tribe or us has been granted improperly or withheld unreasonably; (3) enforce any judgment prohibiting the Tribe or us from taking any action, or mandating or obligating the Tribe or us to take any action, including a judgment compelling the Tribe or us to submit to binding arbitration and (4) adjudicate any claim under the Indian Civil Rights Act of 1968, 25 U.S.C. 1302 (or any successor statute).

The Indian Gaming Regulatory Act of 1988

Regulatory Authority

The operation of casinos and of all gaming on Indian land is subject to IGRA, which is administered by the NIGC, an independent agency within the United States Department of the Interior, which exercises primary federal regulatory responsibility over Indian gaming. The NIGC has exclusive authority to issue regulations governing tribal gaming activities, approve tribal ordinances for regulating Class II and Class III Gaming (as described below), approve management agreements for gaming facilities, conduct investigations and generally monitor tribal gaming. Certain responsibilities under IGRA (such as the approval of per capita distribution plans to tribal members and the approval of transfer of lands into trust status for gaming) are retained by the BIA. The BIA also has responsibility to review and approve land leases and other agreements relating to Indian lands. Criminal enforcement is the exclusive responsibility of the United States Department of Justice, except to the extent such enforcement responsibility is shared with the State of Connecticut under the Mohegan Compact and under the federal law that recognizes the Tribe.

The NIGC is empowered to inspect and audit all Indian gaming facilities, to conduct background checks on all persons associated with Class II Gaming, to hold hearings, issue subpoenas, take depositions, adopt regulations and assess fees and impose civil penalties for violations of IGRA. IGRA also prohibits illegal gaming on Indian land and theft from Indian gaming facilities. The NIGC has adopted rules implementing specific provisions of IGRA, which govern, among other things, the submission and approval of tribal gaming ordinances or resolutions and require an Indian tribe to have the sole proprietary interest in and responsibility for the conduct of any gaming. Tribes are required to issue gaming licenses only under articulated standards, to conduct or commission financial audits of their gaming enterprises, to perform or commission background investigations for primary management officials and key employees and to maintain their facilities in a manner that adequately protects the environment and the public health and safety. These rules also set out review and reporting procedures for tribal licensing of gaming operation employees.

Additionally, the NIGC established the Minimum Internal Control Standards, or MICS, that require each tribe or its designated tribal government body or agency to establish and implement tribal MICS by February 4, 2000. We established and implemented tribal MICS on February 4, 2000. As of September 30, 2004, we believe we were in material compliance with the MICS.

Tribal Ordinances

Under IGRA, except to the extent otherwise provided in a tribal-state compact, Indian tribal governments have primary regulatory authority over Class III Gaming on land within a tribe’s jurisdiction. Therefore, our gaming operations, and persons engaged in gaming activities, are guided by and subject to the provisions of the Tribe’s ordinances and regulations regarding gaming.

IGRA requires that the NIGC review tribal gaming ordinances and authorizes the NIGC to approve such ordinances only if they meet specific requirements relating to (1) the ownership, security, personnel background, record keeping and auditing of a tribe’s gaming enterprises; (2) the use of the revenues from such gaming; and (3) the protection of the environment and the public health and safety. The Tribe adopted its gaming ordinance in July 1994, and the NIGC approved the gaming ordinance in November 1994.

Classes of Gaming

IGRA classifies games that may be conducted on Indian lands into three categories. “Class I Gaming” includes social games solely for prizes of minimal value or traditional forms of Indian gaming engaged in by individuals as part of, or in connection with, tribal ceremonies or celebrations. “Class II Gaming” includes bingo, pull-tabs, lotto, punch boards, tip jars, certain non-banked card games (if such games are played legally elsewhere in the state), instant bingo and other games similar to bingo, if those games are played at the same location where bingo is played. “Class III Gaming” includes all other forms of gaming, such as slot machines, video casino games (e.g., video blackjack and video poker), so-called “table games” (e.g., blackjack, craps and roulette) and other commercial gaming (e.g., sports betting and pari-mutuel wagering).

Class I Gaming on Indian lands is within the exclusive jurisdiction of the Indian tribes and is not subject to IGRA. Class II Gaming is permitted on Indian lands if (1) the state in which the Indian lands lie permits such gaming for any purpose by any person, organization or entity; (2) the gaming is not otherwise specifically prohibited on Indian lands by federal law; (3) the gaming is conducted in accordance with a tribal ordinance or resolution which has been approved by the NIGC; (4) an Indian tribe has sole proprietary interest and responsibility for the conduct of gaming; (5) the primary management officials and key employees are tribally licensed; and (6) several other requirements are met. Class III Gaming is permitted on Indian lands if the conditions applicable to Class II Gaming are met and, in addition, the gaming is conducted in conformance with the terms of a tribal-state compact (a written agreement between the tribal government and the government of the state within whose boundaries the tribe’s lands lie).

With the growth of the Internet and other modern advances, computers and other technology aids are increasingly used to conduct specific kinds of gaming. The United States Congress has considered legislation that limits and/or prohibits gaming conducted over the Internet. The use of technology to conduct gaming operations and a state’s ability to regulate such activity have been the subject of several court cases in the past few years with no clear resolution of the issue.

Tribal-State Compacts

IGRA requires states to negotiate in good faith with Indian tribes that seek to enter into tribal-state compacts for the conduct of Class III Gaming. Such tribal-state compacts may include provisions for the allocation of criminal and civil jurisdiction between the state and the Indian tribe necessary for the enforcement of such laws and regulations, taxation by the Indian tribe of gaming activities in amounts comparable to those amounts assessed by the state for comparable activities, remedies for breach of compacts, standards for the operation of gaming and maintenance of the gaming facility, including licensing and any other subjects that are directly related to the operation of gaming activities. While the terms of tribal-state compacts vary from state to state, compacts within one state tend to be substantially similar. Tribal-state compacts usually specify the types of permitted games, establish technical standards for gaming, set maximum and minimum machine payout percentages, entitle the state to inspect casinos, require background investigations and licensing of casino employees and may require the tribe to pay a portion of the state’s expenses for establishing and maintaining regulatory agencies. Some tribal-state compacts are for set terms, while others are for indefinite duration.

IGRA provides that if an Indian tribe and state fail to successfully negotiate a tribal-state compact, the United States Department of the Interior may approve gaming procedures pursuant to which Class III gaming may be conducted on Indian lands. The Mohegan Compact, approved by the United States Secretary of the Interior in 1994, does not have a specific term and will remain in effect until terminated by written agreement of both parties, or the provisions are modified as a result of a change in applicable law. Our gaming operations are subject to the requirements and restrictions contained in the Mohegan Compact which authorizes the Tribe to conduct most forms of Class III Gaming.

Tribal-state compacts have been the subject of litigation in a number of states, including, but not limited to, Alabama, California, Florida, Kansas, Michigan, Mississippi, New Mexico, New York, Oklahoma, Oregon, South Dakota, Texas, Washington and Wisconsin. Tribes frequently seek to enforce the constitutionality of the provision of IGRA which entitles tribes to bring suit in federal court against a state that fails to negotiate a tribal-state compact in good faith. The United States Supreme Court resolved this issue by holding that the Indian Commerce Clause does not grant Congress authority to abrogate sovereign immunity granted to the states under the Eleventh Amendment. Accordingly, IGRA does not grant jurisdiction over a state that did not consent to be sued.

There has been litigation in a number of states challenging the authority of state governors, under state law, to enter into tribal-state compacts without legislative approval. Federal courts have upheld such authority in Louisiana and Mississippi. The highest state courts of Arizona, Kansas, Michigan, New Mexico, New York and Rhode Island have held that the governors of those states did not have authority to enter into such compacts without the consent or authorization of the legislatures of those states. In the New Mexico and Kansas cases, the courts held that the authority to enter into such compacts is a legislative function under their respective state constitutions. The court in the New Mexico case also held that state law does not permit casino-style gaming.

In Connecticut, there has been no litigation challenging the governor’s authority to enter into tribal-state compacts. If such a suit were filed, however, the Tribe does not believe that the precedent in the New Mexico or Kansas cases would apply. The Connecticut Attorney General has issued a formal opinion, which states that “existing [state] statutes provide the Governor with the authority to negotiate and execute the . . . [Mohegan] Compact.” Thus, the Attorney General declined to follow the Kansas case. In addition, the United States Court of Appeals for the Second Circuit has held, in a case brought by the Mashantucket Pequot Tribe, that Connecticut law authorizes casino gaming. After execution of the Mohegan Compact, the Connecticut Legislature passed a law requiring that future gaming compacts be approved by the legislature, but that law does not apply to previously executed compacts such as the Mohegan Compact.

Possible Changes in Federal Law

Several bills have been introduced in the United States Congress, which would amend IGRA. While there have been a number of technical amendments to the law, to date there have been no material changes to IGRA. Any amendment of IGRA could change the regulatory environment and requirements within which the Tribe could conduct gaming.

Pennsylvania Racing Regulation

Our harness racing operations at Pocono Downs are subject to extensive regulation under the Pennsylvania Racing Act. Under that law, the Pennsylvania State Harness Racing Commission, or the Harness Racing Commission, is responsible for, among other things:

•	granting permission annually to maintain racing licenses and schedule races;

•	approving, after a public hearing, the opening of additional OTWs and racetracks;

•	approving simulcasting activities;

•	licensing all officers, directors, racing officials and certain other employees of a company; and

•	approving all contracts entered into by a company affecting racing, pari-mutuel wagering, phone/internet wagering and OTW operations.

As in most states, the regulations and oversight applicable to our operations in Pennsylvania are intended primarily to safeguard the legitimacy of the sport and its freedom from inappropriate or criminal influences. The Harness Racing Commission has broad authority to regulate in the best interests of racing and may, to that end, disapprove the involvement of certain personnel in our operations, deny approval of certain acquisitions following their consummation or withhold permission for a proposed OTW site for a variety of reasons, including community opposition. The Pennsylvania legislature also has reserved the right to revoke the power of the Harness Racing Commission to approve additional OTWs and could, at any time, terminate pari-mutuel wagering as a form of legalized gaming in Pennsylvania or subject such wagering to additional restrictive regulation or taxation; such termination would, and any further restrictions could, have a material adverse effect upon our business, financial condition and results of operations.

We may not be able to obtain or maintain all necessary approvals for the continued operation of our business. We have obtained permission from the Harness Racing Commission to conduct live racing at Pocono

Downs and to operate the five OTWs that we own. The Harness Racing Commission may refuse to grant permission to continue to operate existing facilities. The failure to obtain or maintain required regulatory approvals could have a material adverse effect upon our business, financial condition and results of operations.

Material Agreements

The following is a summary of the material terms of several of our and the Tribe’s material agreements. This summary does not restate these agreements in their entirety. We urge you to read these agreements because they, and not these summaries, define our rights and obligations and the rights and obligations of the Tribe. Copies of these agreements are included as exhibits to the registration statement of which this prospectus forms a part.

Gaming Compact with the State of Connecticut

In April 1994, the Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate the Tribe’s conduct of gaming on the Tribe’s land in Connecticut. The Mohegan Compact has a perpetual term and is substantively similar to the procedures that govern gaming operations of the Mashantucket Pequot Tribe in Connecticut and provide, among other things, as follows:

(1) The Tribe is authorized to conduct on its reservation those Class III gaming activities specifically enumerated in the Mohegan Compact or amendments thereto. The forms of Class III gaming authorized under the Mohegan Compact include (a) specific types of games of chance, (b) video facsimiles of such authorized games of chance (i.e., slot machines), (c) off-track pari-mutuel betting on animal races, (d) pari-mutuel betting, through simulcasting, on animal races and (e) certain other types of pari-mutuel betting on games and races conducted at the gaming facility (some types of which currently are, together with off-track pari-mutuel telephone betting on animal races, under a moratorium).

(2) The Tribe must establish standards of operations and management of all gaming operations in order to protect the public interest, ensure the fair and honest operation of gaming activities and maintain the integrity of all Class III gaming activities conducted on the Tribe’s lands. The first of such standards was set forth in the Mohegan Compact and approved by the State of Connecticut gaming agency. State of Connecticut gaming agency approval is required for any revision to such standards. The Tribe must supervise the implementation of these standards by regulation through a Tribal gaming agency.

(3) Criminal law enforcement matters relating to Class III gaming activities are under the concurrent jurisdiction of the State of Connecticut and the Tribe.

(4) All gaming employees must obtain and maintain a gaming employee license issued by the State of Connecticut gaming agency.

(5) Any enterprise providing gaming services or gaming equipment to the Tribe is required to hold a valid, current gaming services registration issued by the State of Connecticut gaming agency.

(6) The State of Connecticut annually assesses the Tribe for the costs attributable to its regulation of the Tribe’s gaming operations and for the provision of law enforcement at the Tribe’s gaming facility.

(7) Net revenues from the Tribe’s gaming operations may be applied only for purposes related to Tribal government operations and general welfare, Tribal economic development, charitable contributions and payments to local governmental agencies.

(8) Tribal ordinances and regulations governing health and safety standards at the gaming facilities may be no less rigorous than the applicable laws and regulations of the State of Connecticut.

(9) Service of alcoholic beverages within any gaming facility is subject to regulation by the State of Connecticut.

(10) The Tribe waives any defense which it may have by virtue of sovereign immunity with respect to any action brought in United States District Court to enforce the Mohegan Compact.

In May 1994, the Tribe and the State of Connecticut entered into a MOU which sets forth certain matters regarding the implementation of the Mohegan Compact. The MOU stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut. This payment is known as the slot win contribution. For each 12-month period commencing July 1, 1995, the slot win contribution shall be the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80.0 million. The slot win contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino games within the State of Connecticut except those operations consented to by the Tribe and the Mashantucket Pequot Tribe.

Agreement with the Town of Montville

On June 16, 1994, the Tribe and the Town of Montville entered into an agreement whereby the Tribe agreed to pay to the town a recurring annual payment of $500,000 to minimize the impact on the town resulting from the decreased tax revenues on reservation land held in trust. The Tribe assigned its rights and obligations in the agreement with the Town of Montville to us.

Land Lease from the Tribe to the Authority

Mohegan Sun is located upon land that is held in trust for the Tribe by the United States. We entered into a land lease with the Tribe under which the Tribe leases to us the property and all buildings, improvements and related facilities constructed or installed on the property. The lease was approved by the Secretary of the Interior on, and became effective as of, September 29, 1995. Summarized below are several key provisions of this lease. See also “-Properties.”

Term

The term of the lease is 25 years with an option, exercisable by us, to extend the term for one additional 25-year period. Upon the termination of the lease, we will be required to surrender to the Tribe possession of the property and improvements, excluding any equipment, furniture, trade fixtures or other personal property.

Rent and Other Operating Expenses

We are required to pay to the Tribe a nominal annual rental fee. For any period when the Tribe or another agency or instrumentality of the Tribe is not the tenant under the lease, the rent will be eight percent of the tenant’s gross revenues from the premises. We are responsible for the payment of all costs of owning, operating, constructing, maintaining, repairing, replacing and insuring the leased property.

Use of Leased Property

We may use the leased property and improvements solely for the construction and operation of Mohegan Sun, unless prior approval is obtained from the Tribe for any proposed alternative use. Similarly, no construction or alteration of any building or improvement located on the leased property by us may be made unless complete and final plans and specifications have been approved by the Tribe. Following foreclosure of any mortgage on our interest under the lease or any transfer of such interest to the holder of such mortgage in lieu of foreclosure, the leased property and improvements may be used for any lawful purpose, subject only to applicable codes and governmental regulations; provided, however, that a non-Indian holder of the leased property may not conduct gaming operations on the property.

Permitted Mortgages and Rights of Permitted Mortgagees

We may not mortgage, pledge or otherwise encumber our leasehold estate in the leased property except to a holder of a permitted mortgage. Under the lease, a “permitted mortgage” includes the leasehold mortgage securing our obligations under the new credit facility granted by us that provides, among other things, that (1) the Tribe will have the right to notice of, and to cure, any default by us, (2) the Tribe will have the right to prior notice of an intention by the holder to foreclose on the permitted mortgage and the right to purchase the mortgage in lieu of any foreclosure and (3) the permitted mortgage is subject and subordinated to any and all access and utility easements granted by the Tribe under the lease. As provided in the lease, each holder of a permitted mortgage has the right to notice of any default by us under the lease and the opportunity to cure such default within any applicable cure period.

Default Remedies

We will be in default under the lease if, subject to the notice provisions, we fail to make lease payments or to comply with our covenants under the lease or if we pledge, encumber or convey our interest in the lease in violation of the terms of the lease. Following a default, the Tribe may, with approval from the United States Secretary of the Interior, terminate the lease unless a permitted mortgage remains outstanding with respect to the leased property. In that case, the Tribe may not (1) terminate the lease or our right to possession of the leased property, (2) exercise any right of re-entry, (3) take possession of and/or relet the leased property or any portion thereof or (4) enforce any other right or remedy which may materially and adversely affect the rights of the holder of the permitted mortgage, unless the default triggering such rights was a monetary default which such holder failed to cure after notice.

Priority Distribution Agreement with the Tribe

On August 1, 2001, we entered into a priority distribution agreement with the Tribe, which obligates us to make monthly payments to the Tribe to the extent of our net cash flows, as defined in the priority distribution agreement. The priority distribution agreement, which has a perpetual term, also clarifies and records the terms pursuant to which we made such payments to the Tribe prior to the effective date of the priority distribution agreement. The priority distribution agreement obligates us to make monthly priority distribution payments to the Tribe in a maximum aggregate amount of $14.0 million per calendar year, adjusted annually in accordance with the formula specified in the priority distribution agreement to reflect the effects of inflation. However, payments pursuant to the priority distribution agreement do not reduce our obligation to make payments for governmental services provided by the Tribe or any payments under any other agreements with the Tribe to the extent that such agreements are permitted under the new credit facility. See “Certain Indebtedness—Bank Credit Facility.” The monthly payments under the priority distribution agreement are our limited obligations payable only to the extent of our net cash flows and are not secured by a lien or encumbrance on any of our assets or property.

Relinquishment Agreement with Trading Cove Associates

General

In February 1998, we entered into the relinquishment agreement with TCA, under which we and TCA agreed to terminate the management agreement with TCA. This termination occurred on December 31, 1999. On January 1, 2000, we assumed the day-to-day management of Mohegan Sun. To compensate TCA for terminating its management rights, we agreed to pay to TCA five percent of revenues, as defined in the relinquishment agreement, generated by Mohegan Sun during the 15-year period commencing on January 1, 2000 and ending on December 31, 2014.

Relinquishment Payments

The payments under the relinquishment agreement are divided into senior relinquishment payments and junior relinquishment payments, each of which are 2.5% of revenues (as defined in the relinquishment agreement). Senior relinquishment payments are payable quarterly in arrears and commenced on April 25, 2000 and the junior relinquishment payments are payable semi-annually in arrears and commenced on July 25, 2000. Under the relinquishment agreement, revenues are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including hotel revenues, room service, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the Mohegan Sun Arena and convention center and all rental or other receipts from the lessees, licensees and concessionaires, but not the gross receipts of such lessees, licensees and concessionaires) and proceeds of business interruption insurance.

Subordination of Relinquishment Payments/Priority Distribution to the Tribe

The relinquishment agreement provides that each of the senior and junior relinquishment payments are subordinated in right to payment of senior secured obligations, which includes our bank credit facility, senior notes and capital lease obligations, and that the junior relinquishment payments are further subordinated to payment of all other senior obligations, including our senior notes. The relinquishment agreement also provides that all relinquishment payments are subordinated in right of payment to the minimum priority distribution payment, as defined in the relinquishment agreement, from us to the Tribe to the extent then due.

Trademarks

In connection with the relinquishment agreement, TCA granted to us an exclusive, irrevocable, perpetual, world-wide and royalty-free license with respect to trademarks and other similar rights including the “Mohegan Sun” name, used at or developed for Mohegan Sun. We agreed, however, that we will only use the word “Sun” in conjunction with Mohegan Sun and Project Sunburst facilities and together with “Mohegan” or “Mohegan Tribe.” In January 2003, we received a waiver from TCA to also use the word “Sun” in connection with our WNBA franchise Connecticut Sun. We have capitalized $130.0 million of the relinquishment liability in connection with the trademark value of the Mohegan Sun brand name.

Pocono Downs Purchase Agreement

On October 14, 2004, we entered into a purchase agreement with subsidiaries of Penn National Gaming, Inc., pursuant to which we acquired Pocono Downs, a standardbred harness racing facility located on approximately 400 acres of land in Wilkes-Barre, Pennsylvania as well as five Pennsylvania OTW’s located in Carbondale, East Stroudsburg, Erie, Hazleton and Lehigh Valley (Allentown). The approximately $281 million purchase price was funded through draws on our bank credit facility. The purchase agreement provides us with post-closing termination rights in the event of certain materially adverse legislative or regulatory events.

Management and Development Agreements with Other Tribes

Cowlitz Project

In September 2004, Salishan-Mohegan entered into development and management agreements with the Cowlitz Indian Tribe regarding the Cowlitz Project. Under the terms of the development agreement, Salishan-Mohegan administers and oversees the planning, designing, development, construction, and furnishing, as well as provide assistance with the financing, of the Cowlitz Project and the agreement provides for certain development fees of 3% of total Project Costs, as defined in the development agreement. The management agreement is for a period of seven years during which Salishan-Mohegan will manage, operate and maintain the planned casino. The management agreement provides for a management fee of 24% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Cowlitz Project. Development of the Cowlitz Project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of Washington and the United States Department of the Interior accepting land into trust on behalf of the Cowlitz Indian Tribe. The management agreement is subject to approval by the National Indian Gaming Commission, or the NIGC.

Upon formation of Salishan-Mohegan, Salishan Company contributed a land purchase option related to property to be assigned to the Cowlitz Indian Tribe for purposes of the Cowlitz Project, upon (1) receipt of necessary financing for the development of the proposed casino and (2) the underlying property being taken into trust by the United States Department of the Interior. The land purchase option commits Salishan-Mohegan, an unrestricted subsidiary of the Authority, to purchase land at specified closing dates no later than December 2005 and April 2006 for $7.4 million and $3.2 million, respectively, which are net of deposits paid on the purchase amount. Under the option agreement, Salishan-Mohegan is also required to make interest payments on the aggregate agreed-upon net purchase price of $10.6 million at an annual rate of 6.5%, with applicable portions payable on the respective closing dates.

Menominee Project

In October 2004, we entered into a management agreement with the Menominee Indian Tribe of Wisconsin, or the Menominee Tribe, and the Menominee Kenosha Gaming Authority. According to the management agreement, we were granted the exclusive right and obligation to manage, operate and maintain a planned casino and destination resort to be located in Kenosha, Wisconsin, or the Menominee Project, for a period of seven years in consideration of a management fee of 13.4% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Menominee Project. The management agreement is subject to approval by the NIGC.

Environmental Matters

The site on which Mohegan Sun is located formerly was occupied by United Nuclear Corporation, a naval products manufacturer of, among other things, nuclear reactor fuel components. United Nuclear Corporation’s facility was officially decommissioned on June 8, 1994 when the Nuclear Regulatory Commission confirmed that all licensable quantities of such nuclear material had been removed from the site and that any residual contamination from such material was remediated according to the Nuclear Regulatory Commission approved decommissioning plan.

From 1991 through 1993, United Nuclear Corporation commissioned environmental audits and soil sampling programs which detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. The Connecticut Department of Environmental Protection, or DEP, reviewed the environmental audits and reports and established cleanup requirements for the site. In December 1994, the DEP approved United Nuclear Corporation’s remedial plan, which determined that groundwater remediation was unnecessary because although the groundwater beneath the site was contaminated, it met the applicable groundwater criteria given the classification of the groundwater under the site. In addition, extensive remediation of contaminated soils and additional investigation were completed to achieve the DEP’s cleanup criteria and demonstrate that the remaining soils complied with applicable cleanup criteria. Initial construction at the site also involved extensive soil excavation. According to the data gathered in a 1995 environmental report commissioned by United Nuclear Corporation, remediation is complete and is consistent with the applicable Connecticut cleanup requirements. The DEP has reviewed and approved the cleanup activities at the site, and, as part of the DEP’s approval, United Nuclear Corporation was required to perform post-closure groundwater monitoring at the site to ensure the adequacy of the cleanup. In addition, under the terms of United Nuclear Corporation’s environmental certification and indemnity agreement with the Department of the Interior (which took the former United Nuclear Corporation land into trust for the Tribe), United Nuclear Corporation agreed to indemnify the Department for environmental actions and expenses based on acts or conditions existing or occurring as a result of United Nuclear Corporation’s activities on the property.

We are not currently incurring, and did not incur in the fiscal years ended September 30, 2004, 2003 and 2002, any material costs related to compliance with environmental requirements with respect to the site’s former use by the United Nuclear Corporation. Notwithstanding the foregoing, no assurance can be given that any existing environmental studies reveal all environmental liabilities, or that future laws, ordinances or regulations will not impose any material environmental liability, or that a material environmental condition does not otherwise currently exist.

Prior to acquiring the Pocono Downs entities, we conducted an extensive environmental investigation of the Pocono Downs facilities. In the course of that work, we identified several recognized environmental conditions at the Pocono Downs facility for which corrective actions are necessary to bring the property into compliance with applicable laws and regulations. We have prepared and begun to implement a comprehensive plan to mitigate or resolve these conditions. Under the terms of our corrective action plans, the sellers will be responsible for the costs of the remedial actions up to $1.0 million, and we will be responsible for all environmental costs in excess of $1.0 million but less than or equal to $2.0 million. The sellers also have agreed to indemnify us for up to $10.0 million of additional costs in excess of $2.0 million that we may incur as a result of the environmental condition of the Pocono Downs properties prior to the closing.

Employees and Labor Relations

As of March 31, 2005, Mohegan Sun employed approximately 8,700 full-time employees, and 1,500 seasonal and part-time employees. Pursuant to the Tribal Employment Rights Ordinance, when recruiting and hiring personnel, except with respect to key personnel, Mohegan Sun is obligated to give preference first to qualified members of the Tribe and then to enrolled members of other Indian tribes. See “Certain Relationships and Related Transactions.” None of Mohegan Sun’s employees are covered by collective bargaining agreements.

As of March 31, 2005, Pocono Downs employed approximately 186 full time employees, and 126 seasonal and part-time employees. Certain of our Pocono Downs employees are represented under collective bargaining agreements between Downs Racing, the International Union of Operating Engineers Local Union 542C (“Local Union 542C”) and Teamsters Local No. 401 (“Local No. 401”). The agreement with Local Union 542C expires on March 31, 2007 and relates to equipment and heavy equipment operators. The agreement with Local No. 401 expires on December 31, 2006 and relates to truck drivers and maintenance employees.

Properties

Mohegan Sun is located on 240 acres of the Tribe’s approximately 405-acre reservation just outside of Uncasville, Connecticut, approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A. The land located in southeastern Connecticut upon which Mohegan Sun is situated is held in trust for the Tribe by the United States. Mohegan Sun has its own exit from Route 2A, giving patrons direct access to Interstate 395 and Interstate 95, the main highways connecting Boston, Providence and New York City. By highway, Mohegan Sun is approximately 125 miles from New York City, 100 miles from Boston, Massachusetts, 45 miles from Hartford, Connecticut and 50 miles from Providence, Rhode Island.

We have a lease with the Tribe for land on which Mohegan Sun is located. The initial term of the lease is 25 years, with an option to renew for one additional 25-year term provided that we are not in default under the lease. The lease also provides that all improvements constructed on the site will become the property of the Tribe. The lease is a net lease requiring that we assume all costs of operating, constructing, maintaining, repairing, replacing and insuring the leased property, in addition to the payment of a nominal annual rental fee.

We have entered into various lease agreements for properties adjacent to Mohegan Sun. The properties are owned by MTIC Acquisitions, L.L.C., a Connecticut limited liability company controlled by the Tribe. The properties are used for providing access and/or parking for Mohegan Sun.

In connection with the purchase of the Pocono Downs entities, we acquired Pocono Downs, a harness racing facility located on approximately 400 acres of land in Wilkes-Barre, Pennsylvania. The harness racing facility is currently one of only two harness racetracks in Pennsylvania and one of only four thoroughbred and harness racing facilities in the state. It has a 5/8 mile all-weather, lighted track with seating for approximately 3,500 and parking capacity for approximately 6,500. In addition, we also acquired the OTW facilities located in Carbondale, Erie and Lehigh Valley (Allentown), and we lease the East Stroudsburg and Hazleton facilities. The Lehigh Valley (Allentown) OTW is a 28,000 square-foot facility and is the largest OTW in the Commonwealth of Pennsylvania.

Salishan-Mohegan, a majority-owned subsidiary of Mohegan Ventures-NW, owns a parcel of land in Ridgefield, Washington for the purposes of developing a casino to be owned by the Cowlitz Indian Tribe. Mohegan Ventures-NW is a wholly-owned subsidiary of the Authority. The land is encumbered by a $2.6 million mortgage payable and certain lease agreements with the existing tenant on the property. Salishan-Mohegan also has an option to purchase other parcels of land next to the owned land, which would also be used for casino development purposes. The rights to the land and land purchase option shall be assigned to the Cowlitz Indian Tribe upon: (1) receipt of necessary financing for the development of the proposed casino; and (2) the underlying property being taken into trust by the United States Department of the Interior.

We do not own, lease or have any interest in any other property.

Legal Proceedings

We are a defendant in litigation incurred in our normal course of business. We believe that, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on our financial position, results of operations or cash flows.

CERTAIN INDEBTEDNESS

The following is a summary of the material terms of our material debt obligations. This summary does not restate in entirety the terms of the agreements under which we incurred the indebtedness. We urge you to read these agreements because they, and not these summaries, define our rights and obligations, and, in some cases, those of the Tribe. These agreements are included as exhibits to this Registration Statement.

Bank Credit Facility

We have a $450.0 million revolving bank credit facility from a syndicate of financial institutions and commercial banks, with Bank of America, N.A. serving as administrative agent, which matures on March 31, 2008. The maximum aggregate principal amount available for borrowing includes amounts available under letters of credit. As of March 31, 2005, the amount available under letters of credit totaled approximately $309,000, of which no amount was drawn. Excluding limitations under the line of credit described below, we had $413.7 million available for borrowing under the bank credit facility as of March 31, 2005.

The bank credit facility is collateralized by a lien on substantially all of our assets and leasehold mortgages on the land and improvements which comprise Mohegan Sun and the property we own through the Pocono Subsidiaries. In addition, our obligations under the bank credit facility are guaranteed by our Guarantors. The bank credit facility subjects us to a number of restrictive covenants, including financial covenants. These financial covenants relate to, among other things, our permitted total debt and senior debt leverage ratios, our minimum fixed charge coverage ratio and our maximum capital expenditures. The bank credit facility includes non-financial covenants by us and the Tribe of the type customarily found in loan agreements for similar transactions including requirements that:

•	the Tribe preserve its existence as a federally recognized Indian tribe;

•	the Tribe causes us to continually operate Mohegan Sun in compliance with all applicable laws; and

•	except under specific conditions, limit us from selling or disposing of our assets, limit the incurrence by us of other debt or contingent obligations and limit our ability to extend credit, make investments or commingle our assets with assets of the Tribe.

At our option, each advance of loan proceeds accrues interest on the basis of a base rate or on the basis of a one-month, two-month, three-month, six-month or twelve-month London Inter-Bank Offered Rate, or LIBOR, plus in either case, the applicable spread at the time each loan is made. We also pay commitment fees for the unused portion of the $450.0 million revolving loan on a quarterly basis equal to the applicable spread for commitment fees times the average daily unused commitment for that calendar quarter. Applicable spreads are based on our total leverage ratio, as defined in the bank credit facility. The applicable spread for base rate advances will be between 0.50% and 1.25%, and the applicable spread for LIBOR rate advances will be between 1.75% and 2.50%. The applicable spread for commitment fees will be between 0.375% and 0.50%. The base rate is the higher of Bank of America’s announced prime rate or the federal funds rate plus 0.50%. Interest on LIBOR loans is payable at the end of each applicable interest period or quarterly in arrears, if earlier. Interest on base rate advances will be payable quarterly in arrears. As of March 31, 2005, we had $6.0 million in base rate loans and $30.0 million in LIBOR rate loans outstanding. The LIBOR rate loans outstanding as of March 31, 2005 were based on a one-month LIBOR rate of 2.87% plus an applicable spread of 2.0%. The base rate loans outstanding at March 31, 2005 were based on the bank’s prime rate of 5.75% plus an applicable spread of 0.75%. The applicable spread for commitment fees was 0.5% as of March 31, 2005.

1999 8 1/8% Senior Notes

On March 3, 1999, we issued $200.0 million senior notes with fixed interest payable at a rate of 8 1/8% per annum, or the 1999 senior notes. Interest on the 1999 senior notes is payable semi-annually on January 1 and July 1. The 1999 senior notes mature on January 1, 2006. The 1999 senior notes are our uncollateralized general obligations and rank pari passu in right of payment with all our current and future uncollateralized senior indebtedness. Borrowings under the bank credit facility and other capital lease obligations are collateralized by first priority liens on substantially all of our assets. As a result, upon any distribution to creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to us or the Tribe, the holders of collateralized debt may be paid in full in cash before any payment may be made with respect to the 1999 senior notes. The 1999 senior notes rank equally in right of payment with the 2005 6 1/8% senior notes and 50% of our payment obligations under the relinquishment agreement that are then due and owing, and rank senior to the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing, the remaining 2001 senior subordinated notes, the 2002 senior subordinated notes, the 2003 senior subordinated notes, the 2004 senior subordinated notes, and the outstanding notes. Each Guarantor is a guarantor of the 1999 senior notes.

In August 2004, we completed a cash tender offer and consent solicitation to repurchase any or all of our outstanding 1999 senior notes. As part of the tender offer, we solicited and received requisite consents to certain proposed amendments to the indentures governing the 1999 senior notes which eliminated substantially all of the restrictive covenants thereunder. The aggregate principal amount of 1999 senior notes tendered was $186.0 million. An aggregate principal amount of $14.0 million of the 1999 senior notes remain outstanding as of March 31, 2005.

2005 6 1/8% Senior Notes

On February 8, 2005, concurrently with the issuance of our outstanding notes, we also issued $250.0 million senior notes with fixed interest payable at a rate of 6 1/8% per annum, or the 2005 senior notes. The 2005 senior notes mature on February 15, 2013. The first call date for the 2005 senior notes is February 15, 2009. Interest on the 2005 senior notes is payable semi-annually on February 15 and August 15, with the first interest payment scheduled for August 15, 2005. The 2005 senior notes rank equally with the bank credit facility, the 1999 senior notes, and, in a liquidation, bankruptcy or similar proceeding, 50% of our payment obligations under the relinquishment agreement that are then due and owing. The 2005 senior notes rank senior to the remaining 2001 senior subordinated notes, the 2002 senior subordinated notes, the 2003 senior subordinated notes, the 2004 senior subordinated notes, the outstanding notes, and the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing. Each Guarantor is a guarantor of the 2005 senior notes.

2001 8 3/8% Senior Subordinated Notes

On July 26, 2001, we issued $150.0 million senior subordinated notes with fixed interest payable at a rate of 8 3/8% per annum, or the 2001 senior subordinated notes. Interest on the 2001 senior subordinated notes is payable semi-annually on January 1 and July 1. The 2001 senior subordinated notes mature on July 1, 2011. The first call date for the 2001 senior subordinated notes is July 1, 2006. The 2001 senior subordinated notes are our uncollateralized general obligations and are subordinated to the bank credit facility, both the 1999 and 2005 senior notes, and, in a liquidation, bankruptcy or similar proceeding, 50% of our payment obligations under the relinquishment agreement that are then due and owing. The 2001 senior subordinated notes rank equally with the 2002 senior subordinated notes, the 2003 senior subordinated notes, the 2004 senior subordinated notes, the outstanding notes, and the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing. Each Guarantor is a guarantor of the 2001 senior subordinated notes.

In August 2004, we completed a cash tender offer and consent solicitation to repurchase any or all of our outstanding 2001 senior subordinated notes. As part of the tender offer, we solicited and received requisite consents to certain proposed amendments to the indentures governing the 2001 senior subordinated notes, which eliminated substantially all of the restrictive covenants thereunder. The aggregate principal amount of 2001 senior subordinated notes tendered was $133.7 million. An aggregate principal amount of $16.3 million of the 2001 senior subordinated notes remain outstanding as of March 31, 2005.

2002 8% Senior Subordinated Notes

On February 20, 2002, we issued $250.0 million senior subordinated notes with fixed interest payable at a rate of 8% per annum, or the 2002 senior subordinated notes. Interest on the 2002 senior subordinated notes is payable semi-annually on April 1 and October 1. The 2002 senior subordinated notes mature on April 1, 2012. The first call date for the 2002 senior subordinated notes is April 1, 2007. The 2002 senior subordinated notes are our uncollateralized general obligations and are subordinated to the bank credit facility, both the 1999 and 2005 senior notes, and, in a liquidation, bankruptcy or similar proceeding, 50% of our payment obligations under the relinquishment agreement that are then due and owing. The 2002 senior subordinated notes rank equally with the remaining 2001 senior subordinated notes, the 2003 senior subordinated notes, the 2004 senior subordinated notes, the outstanding notes, and the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing. Each Guarantor is a guarantor of the 2002 senior subordinated notes.

2003 6 3/8 % Senior Subordinated Notes

On July 9, 2003, we issued $330.0 million senior subordinated notes with fixed interest payable at a rate of 6 3/8% per annum, or the 2003 senior subordinated notes. Interest on the 2003 senior subordinated notes is payable semi-annually on January 15 and July 15. The 2003 senior subordinated notes mature on July 15, 2009 and are callable at any time. The 2003 senior subordinated notes are our uncollateralized general obligations and are subordinated to the bank credit facility, both the 1999 and 2005 the senior notes, and, in a liquidation, bankruptcy or similar proceeding, 50% of our payment obligations under the relinquishment agreement that are then due and owing. The 2003 senior subordinated notes rank equally with the remaining 2001 senior subordinated notes, the 2002 senior subordinated notes, the 2004 senior subordinated notes, the outstanding notes, and the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing. Each Guarantor is a guarantor of the 2003 senior subordinated notes.

2004 7 1/8% Senior Subordinated Notes

On August 3, 2004, we issued $225.0 million senior subordinated notes with fixed interest payable at a rate of 7 1/8% per annum, or the 2004 senior subordinated notes. The 2004 senior subordinated notes mature on August 15, 2014. The first call date for the 2004 senior subordinated notes is August 15, 2009. Interest on the 2004 senior subordinated notes is payable semi-annually on February 15 and August 15, with the first interest payment scheduled for February 15, 2005. The 2004 senior subordinated notes are our uncollateralized general obligations and are subordinated to the bank credit facility, both the 1999 and 2005 senior notes, and, in a liquidation, bankruptcy or similar proceeding, 50% of our payment obligations under the relinquishment agreement that are then due and owing. The 2004 senior subordinated notes rank equally with the remaining 2001 senior subordinated notes, the 2002 senior subordinated notes, the 2003 senior subordinated notes, the outstanding notes, and the remaining 50% of our payment obligations under the relinquishment agreement that are then due and owing. Each Guarantor is a guarantor of the 2004 senior subordinated notes.

The senior and senior subordinated note indentures contain certain financial and non-financial covenants with which we and the Tribe must comply. The financial covenants include, among other things, limitations on restricted payments and the incurrence of indebtedness, while the non-financial covenants include, among other things, reporting obligations, compliance with laws and regulations and our continued existence. As of March 31, 2005, both we and the Tribe were in compliance with all respective covenant requirements in the senior and senior subordinated note indentures.

WNBA Promissory Note

We and MBC are parties to a membership agreement with WNBA, LLC, or the membership agreement. The membership agreement sets forth the terms and conditions pursuant to which MBC acquired a membership in the WNBA and the right to own and operate a professional basketball team in the WNBA. We guaranteed the obligations of MBC under the membership agreement.

In consideration for this acquisition, MBC paid $2.0 million (with funds advanced from us) and issued a promissory note dated January 28, 2003, to the WNBA, or the WNBA Note, for $8.0 million that accrues interest at an annual rate equal to three-month LIBOR plus 1.5%. As of March 31, 2005, the effective interest rate for the WNBA Note was 4.2%. We guaranteed the obligations of MBC under the WNBA Note. Pursuant to the WNBA Note, principal payments of $1.0 million, subject to adjustment for certain revenue thresholds, and interest payments are required to be paid to the WNBA on each anniversary of the WNBA Note.

Line of Credit

We have a $25.0 million revolving loan agreement with Bank of America (formerly Fleet National Bank), or the line of credit. At our option, each advance accrues interest on the basis of the bank’s variable prime rate or on the basis of seven or thirty day LIBOR, plus the applicable spread at the time the advance is made pursuant to the terms of the line of credit. Borrowings under the line of credit are uncollateralized obligations. The line of credit expires in March 2006. The line of credit subjects us to certain covenants, including a covenant to maintain at least $25.0 million available for borrowing under the bank credit facility. As of March 31, 2005, we were in compliance with all covenant requirements of the line of credit. As of March 31, 2005, we had $7.0 million available for borrowing under the line of credit. The interest rate in effect at March 31, 2005 was 4.35% on the outstanding balance on the line of credit.

Note and Mortgage Payables

Upon formation of Salishan-Mohegan (see “—Mohegan Ventures-NW”), Salishan Company contributed, among other things, land with a mortgage payable of $2.6 million and land purchase options with a note payable of $1.0 million. The mortgage payable bears interest due on a monthly basis at an annual rate of 9.5%, with the principal balance payable in full on March 28, 2006. The note payable, including accrued interest of $150,000, was repaid at maturity on December 31, 2004. Any and all amounts paid by Salishan-Mohegan, including interest payments, pursuant to these agreements are reimbursable by the Cowlitz Indian Tribe provided certain events occur, as prescribed in the development agreement between Salishan-Mohegan and the Cowlitz Indian Tribe.

Letter of Credit

As of March 31, 2005, we maintain uncollateralized letters of credit to satisfy potential workers’ compensation liabilities and overdue pari-mutuel wagering tax liabilities that may arise. The letters of credit will expire on August 31, 2005 and January 25, 2006, respectively. As of March 31, 2005, no amounts were drawn on the letters of credit.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Services Provided by the Tribe to the Authority

The Tribe provides governmental and administrative services to us in conjunction with the operation of Mohegan Sun. During the six months ended March 31, 2005 and 2005, we incurred $8.6 million and $7.5 million, respectively, of expenses for such services. During the fiscal years ended September 30, 2004, 2003 and 2002, we incurred $15.4 million, $13.1 million and $10.0 million, respectively, of expenses for such services, which were reimbursed to the Tribe.

The Mohegan Tribal Utility Authority was established as an instrumentality of the Tribe in 1996 to provide utility services to the Tribe, its affiliated entities, which include us, and other tenants located on the reservation. We purchase utilities, including electricity, gas, water and sewer, from the Mohegan Tribal Utility Authority. We incurred costs of $8.5 million and $8.7 million during each of the six month periods ended March 31, 2005 and 2004, respectively. During the fiscal years ended September 30, 2004, 2003 and 2002, we incurred costs of $16.7 million, $16.7 million and $13.9 million, respectively, for these utilities.

Leases by the Authority to the Tribe

We have a lease agreement with Little People, LLC (an entity owned by the Tribe), whereby Little People, LLC leases retail space located in the Shops at Mohegan Sun from us. The lease term expires on June 30, 2006 and may be renewed on a monthly basis. Little People, LLC is not obligated to pay any rent. We reimburse the Tribe for sales in the leased retail space when patron player’s club points are utilized. We reimbursed the Tribe for patron player’s club points in the amounts of $31,000 and $11,000 for the six months ended March 31, 2005 and 2004, respectively, and $244,000, $244,000 and $241,000, for fiscal years ended September 30, 2004, 2003 and 2002, respectively.

Leases by the Tribe to the Authority

We lease the land on which Mohegan Sun is located from the Tribe pursuant to a long-term lease. We are required to pay to the Tribe a nominal annual rental fee under the lease. The lease has an initial term of 25 years and is renewable for an additional 25-year term upon expiration.

The Tribe, through MTIC Acquisitions, LLC, a Connecticut limited liability company owned by the Tribe, has entered into various land lease agreements with us for access, parking and related purposes for Mohegan Sun. For the six months ended March 31, 2005 and 2004, expenses totaled $130,000 and $118,000, respectively, relating to these land lease agreements. For each of the fiscal years ended September 30, 2004 and 2003, we incurred $262,000 relating to these land lease agreements. We incurred $353,000 related to these land lease agreements for the fiscal year ended September 30, 2002.

Distributions by the Authority to the Tribe

In September 2001, the Tribe issued gaming authority priority distribution payment public improvement bonds series 2001, or the series 2001 bonds. In December 2003, the Tribe issued gaming authority priority distribution payment public improvement bonds series 2003, or the series 2003 bonds. We have no obligations to make any payments under the series 2001 bonds and series 2003 bonds. Debt service on the series 2001 bond and series 2003 bonds is paid by the Tribe from 95% of amounts received from us under the priority distribution agreement. The priority distribution agreement obligates us to make monthly priority distribution payments to the Tribe in a maximum aggregate amount of $14.0 million per calendar year, adjusted annually in accordance with the formula specified in the priority distribution agreement to reflect the effects of inflation. However, payments pursuant to the priority distribution agreement do not reduce our obligations to make payments pursuant to invoices for governmental services provided by the Tribe or any payments under any other agreements with the Tribe to the extent that such agreements are permitted under the bank credit facility. The priority distribution payments are limited obligations payable only to the extent of our net cash flows, as defined in the priority distribution agreement, and are not secured by a lien or encumbrance on any of our assets or property. The remaining 5% of each priority distribution payment is remitted to the Tribe free and clear of any lien. We made payments associated with the Priority Distribution Agreement of $15.4 million for the fiscal year ended September 30, 2004 and $15.1 million for each of the fiscal years ended September 30, 2003 and 2002. Our payment obligation under the relinquishment agreement is subordinated in right of payment to the minimum distribution payment as defined in the relinquishment agreement, from us to the Tribe to the extent then due.

In compliance with the restrictive covenants of our bank credit facility and indentures, we distributed to the Tribe $49.6 million, $44.9 million and $27.0 million, net of $15.4 million, $15.1 million and $15.1 million relating to priority distribution payments for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

Mohegan Tribal Employment Rights Ordinance

On September 25, 1995, the Tribe adopted the Mohegan Tribal Employment Rights Ordinance, or the TERO, which sets forth hiring and contracting preference requirements for employers and entities conducting business on Tribal land or working on behalf of the Tribe. Pursuant to the TERO, an employer is required to give hiring, promotion, training, retention and other employment-related preferences to Native Americans who meet the minimum qualifications for the applicable employment position. However, this preference requirement does not apply to key employees, as such persons are defined in the TERO.

Similarly, any entity awarding a contract to be performed on Tribal land or on behalf of the Tribe must give preference, first to certified Mohegan entities and second to other certified Indian entities. This contracting preference is conditioned upon the bid by the preferred certified entity being within 5% of the lowest bid by a non-certified entity (unless the preferred certified entity’s bid exceeds $100,000 of the lowest bid by a non-certified entity). The TERO establishes procedures and requirements for certifying Mohegan entities and other Indian entities. Certification is based largely on the level of ownership and control exercised by the members of the Tribe or other Indian tribes, as the case may be, over the entity bidding on a contract. A number of contracts for Project Sunburst were awarded to companies controlled by Native Americans, including Tribal members, under the TERO provision described above.

As of March 31, 2005, approximately 110 of our employees were members of the Tribe.

DESCRIPTION OF THE EXCHANGE NOTES

The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the exchange notes. Copies of the forms of Indenture and Registration Rights Agreement are filed as exhibits to the registration statement of which this prospectus forms a part and are available from the Authority upon request. You can find the definitions of some terms used in this section in the Indenture and under the subheading “—Definitions.” Reference is made to the Indenture for all of such terms, as well as any other capitalized terms used herein for which no definition is provided. The term “exchange notes” refers to the 6 7/8% senior subordinated notes due 2015 being offered by the Authority in this exchange offer. The term “outstanding notes” refers to the Authority’s currently outstanding 6 7/8% senior subordinated notes due 2015 that may be exchanged for the exchange notes. The term “notes” refers to the outstanding notes and the exchange notes, collectively. The term “Indenture” refers to the indenture that applies to both the outstanding notes and the exchange notes.

The Authority issued the outstanding notes under the Indenture, dated as of February 8, 2005, among the Authority, the Tribe, the Guarantors and U.S. Bank National Association, as Trustee. The terms of the exchange notes are identical in all material respects to the outstanding notes, except that (1) the exchange notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to certain rights of holders of outstanding notes under the Registration Rights Agreement. The terms of the outstanding notes include, and the terms of the exchange notes will include, those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture (the “Trust Indenture Act”). The exchange notes are subject to all such terms, and holders of the exchange notes should refer to the Indenture and the Trust Indenture Act for a complete statement of applicable terms.

Ranking

These notes are:

•	unsecured general obligations of the Authority;

•	subordinated in right of payment to all existing and future Senior Indebtedness of the Authority;

•	subordinated in any liquidation, bankruptcy or similar proceeding to 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, but effectively not subordinated to such payment obligations that are not yet due under the Relinquishment Agreement since the payment obligations under the Relinquishment Agreement cannot be accelerated by their terms;

•	ranked equally in right of payment with the Authority’s 6 3/8% Senior Subordinated Notes due 2009;

•	ranked equally in right of payment with the Authority’s 8 3/8% Senior Subordinated Notes due 2011;

•	ranked equally in right of payment with the Authority’s 8% Senior Subordinated Notes due 2012;

•	ranked equally in right of payment with the Authority’s 7 1/8% Senior Subordinated Notes due 2014; and

•	ranked equally with the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, but effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms.

Subsidiaries

MBC and the Pocono Subsidiaries are Restricted Subsidiaries and have guaranteed the notes on a senior subordinated basis. The Indenture permits the Authority to create Subsidiaries and generally requires that these

Subsidiaries be designated as Restricted Subsidiaries (i.e., subject to the terms of the Indenture) unless specific conditions are met. If these conditions are met, the Authority is permitted to designate a Subsidiary as an Unrestricted Subsidiary. Unrestricted Subsidiaries are not subject to many of the restrictive covenants of the Indenture. Currently, the Authority has the following Unrestricted Subsidiaries: Mohegan Ventures—NW and Salishan—Mohegan.

Principal, Maturity and Interest

Subject to the Authority’s compliance with the covenant described below under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Authority may issue notes under the Indenture in an unlimited aggregate principal amount. The Authority is offering to exchange $150.0 million of exchange notes for the full $150.0 principal amount of outstanding notes. The Authority will issue exchange notes in denominations of $1,000 and integral multiples of $1,000. The notes will mature on February 15, 2015.

Interest on the notes accrues at the rate of 6 7/8% per year and is payable semi-annually in arrears on February 15 and August 15, beginning on August 15, 2005. The Authority will make each interest payment to the holders of record of these notes on the immediately preceding February 1 and August 1.

Interest on the notes accrues from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

Subordination

The payment of principal, premium and interest, if any, on the notes and the Subsidiary Guarantees, if any, is subordinated to the prior payment in full of all Senior Indebtedness of the Authority including, without limitation, the Senior Notes, Senior Relinquishment Payments, to the extent due and owing, and the Bank Credit Facility.

In the event of any distribution to creditors:

(1) in a liquidation or dissolution of the Authority or the Tribe;

(2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Authority, the Tribe or their respective property;

(3) in an assignment for the benefit of creditors; or

(4) in any marshaling of the Authority’s or the Tribe’s assets and liabilities;

the holders of Senior Indebtedness will be entitled to receive payment in full of all Obligations due in respect of Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of the notes will be entitled to receive any payment distributions with respect to the notes (except that holders of the notes may receive and retain Permitted Junior Securities and payments made from the trust described under “— Legal Defeasance and Covenant Defeasance”); and until all Obligations with respect to such Senior Indebtedness are paid in full, any distributions to which the holders of the notes would be entitled but for the subordination provisions of the Indenture shall be made to holders of Senior Indebtedness (except that holders of the notes may receive and retain Permitted Junior Securities and payments made from the trust described under “— Legal Defeasance and Covenant Defeasance”).

The Authority also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under “— Legal Defeasance and Covenant Defeasance”) until all principal and other Obligations with respect to Senior Indebtedness have been paid in full if:

(1) a payment default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

(2) any other default occurs and is continuing on Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a “Payment Blockage Notice”) from the Authority or the Representative.

If the Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall be effective for the purposes of this provision unless and until:

(1) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

(2) all scheduled payments of principal, premium and interest on the notes that have come due have been paid in full in cash.

No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

Payments on the notes may and shall be resumed:

(1) in the case of a payment default, upon the date on which all Senior Indebtedness is paid in full in cash or such default is cured or waived in writing; and

(2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated.

The Authority must promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Authority or the Tribe, holders of these notes may recover less ratably than holders of Senior Indebtedness. See “Risk Factors—Risks Related to the Notes and the Exchange Offer—Your right to receive payments on the notes and the guarantees will be junior in priority to our senior indebtedness. Therefore, if we do not have sufficient funds to pay all of our debts, then the senior debt will be paid before any payment may be made with respect to the notes.”

Special and Optional Redemptions

Special Redemption

If any Gaming Regulatory Authority requires a holder or beneficial owner of the notes to be licensed or otherwise qualified under applicable gaming laws in order for the Authority to maintain any of its gaming licenses or franchises and the holder or beneficial owner does not obtain such license or qualification within the time periods described in the Indenture and at its own cost and expense, then the Authority has the right to either:

•	require such holder or beneficial owner of the notes to dispose of its notes within the time period specified by the Gaming Regulatory Authority or within 30 days of receipt of the request by such Gaming Regulatory Authority, whichever is shorter; or

•	redeem such holder’s or beneficial owner’s notes at a redemption price equal to the least of (1) the principal amount of the notes held by the holder or the beneficial owner, (2) the price paid for the notes by the holder or the beneficial owner and (3) the current market price of the notes, in each case, including all accrued and unpaid interest and Additional Interest, if any, to the earlier of the redemption date or the date a finding of unsuitability is made by the applicable Gaming Regulatory Authority.

The Authority will comply with the redemption procedures for the notes described in the Indenture unless otherwise required by a Gaming Regulatory Authority.

Optional Redemption

At any time prior to February 15, 2010, we may, at our option, redeem all or part of the notes. The redemption price will equal the greater of:

(1) 100% of the principal amount of the notes to be redeemed; and

(2) the sum of the present values of the Remaining Scheduled Payments discounted to the Redemption Date, on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months), at the Treasury Rate plus 50 basis points;

plus accrued and unpaid interest thereon to the Redemption Date.

At any time or from time to time on or after February 15, 2010, we, at our option, may redeem the notes, in whole or in part, at the redemption prices (expressed as percentages of principal amount) set forth below, together with accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on February 15 of the years indicated below:

Year	Percentage
2010	103.438%
2011	102.292%
2012	101.146%
2013 and thereafter	100.000%

Selection and Notice of Redemption

If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows:

(1) if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

(2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the Redemption Date to each holder of the notes to be redeemed at its registered address. Notices of redemption may not be conditional.

If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon surrender and cancellation of the original note. The notes called for redemption become due on the date fixed for redemption at the redemption price. On and after the Redemption Date, interest ceases to accrue on the notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, each holder of the notes will have the right to require the Authority to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder’s notes pursuant to a Change of Control Offer. In the Change of Control Offer, the Authority will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of purchase.

Within 20 business days following any Change of Control, the Authority will mail a notice to each holder (and, unless the Trustee makes the mailing on behalf of the Authority, to the Trustee) describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. If the Authority wishes the Trustee to do the mailing, it will give the Trustee adequate prior notice so that the Trustee may do so. The Authority will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

On the Change of Control Payment Date, the Authority, to the extent lawful, will:

(1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

(3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Authority.

The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The Authority will notify the Trustee and will instruct the Trustee to notify the holders of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that the Authority repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

The Bank Credit Facility and indenture for our 6 1/8% Senior Notes due 2013 contain restrictions on the Authority’s ability to purchase any notes upon a Change of Control. The Bank Credit Facility also provides that particular types of change of control events with respect to the Authority constitute a default under the Bank Credit Facility. Any future credit agreements or other agreements relating to secured indebtedness to which the Authority becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Authority is prohibited from purchasing all or a portion of the notes, the Authority could seek the consent of its lenders and other creditors to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Authority does not obtain such a consent or repay such borrowings, the Authority will remain prohibited from purchasing all or a portion of the notes. In such case, the Authority’s failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Bank Credit Facility, the indentures governing the Senior Notes and certain Existing Indebtedness, including the Existing Senior Subordinated Notes.

The Authority will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Authority and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

Asset Sales

The Authority will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Authority (or its Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers’ Certificate delivered to the Trustee) of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Authority or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following shall be deemed to be cash:

(a) any liabilities that would appear on the Authority’s or such Restricted Subsidiary’s balance sheet prepared in accordance with GAAP (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Authority or such Restricted Subsidiary from further liability; and

(b) any securities, notes or other obligations received by the Authority or any such Restricted Subsidiary from such transferee that are converted by the Authority or such Restricted Subsidiary into cash (to the extent of the cash received) within 30 days of the receipt thereof, provided, however, that the Authority will not be permitted to make any Asset Sale of Key Project Assets.

Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Authority may apply such Net Proceeds, at its option, to:

(1) repay permanently term Indebtedness under Credit Facilities of the Authority or any Restricted Subsidiary;

(2) repay revolving credit Indebtedness under Credit Facilities and correspondingly permanently reduce commitments with respect thereto;

(3) acquire a majority of the assets of, or a majority of the Voting Stock of, an entity engaged in the Principal Business or a Related Business;

(4) make capital expenditures or acquire other long-term assets that are used or useful in the Principal Business or a Related Business;

(5) make an investment in the Principal Business or a Related Business or in tangible long-term assets used or useful in the Principal Business or a Related Business; or

(6) reduce permanently Indebtedness (including the Senior Notes) that is not Subordinated Indebtedness (including pursuant to an asset sale offer for the 6 1/8% Senior Notes due 2013).

Pending the final application of any such Net Proceeds, the Authority may reduce temporarily revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Authority will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase and will be payable in cash, in accordance with the procedures set forth in the Indenture and such other

Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Authority may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and such other Indebtedness tendered into such Asset Sale Offer surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes and such other Indebtedness (to the extent that such other Indebtedness permits such selection) to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Covenants

Set forth below are several of the covenants that are contained in the Indenture.

Restricted Payments

The Authority will not, and the Authority will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1) make any payment on or with respect to any of the Authority’s or any of its Restricted Subsidiaries’ Equity Interests;

(2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interest in the Authority held by the Tribe or any Affiliate of the Tribe;

(3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a payment of interest or principal at Stated Maturity thereof;

(4) make any payment or distribution to the Tribe (or any other agency, instrumentality or political subunit thereof) or make any general distribution to the members of the Tribe (other than Government Service Payments); or

(5) make any Restricted Investment;

(all such payments and other actions set forth in clauses (1) through (5) above are collectively referred to as “Restricted Payments”) unless, at the time of and after giving effect to such Restricted Payment:

(A) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

(B) the Authority would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock;” and

(C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Authority and its Restricted Subsidiaries after March 3, 1999 (excluding Restricted Payments permitted by clauses (2), (3), (4) and (5) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Authority for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after March 3, 1999 to the end of the Authority’s most recently ended fiscal quarter for which internal consolidated financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds or fair market value (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers’ Certificate delivered to the Trustee) of assets or property (other than cash) received by the Authority after March 3, 1999 from capital contributions from the Tribe that bear no mandatory obligation to repay the Tribe, plus (iii) to the extent that any Restricted Investment that was made after March 3, 1999 is sold, liquidated or otherwise disposed of for cash or an amount equal to the fair market value thereof (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers’ Certificate delivered to the Trustee), the lesser of (a) the cash return of capital or fair market value amount, as the case may be, with respect to such Restricted Investment (less the cost of disposition, if any) and (b) the initial amount of such Restricted Investment, plus (iv) to the extent that any Unrestricted Subsidiary is redesignated as a Restricted Subsidiary after March 3, 1999, the lesser of (x) the fair market value of the Authority’s Investment in such Subsidiary as of the date of such redesignation or (y) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

(1) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

(2) the payment of any dividend by a Restricted Subsidiary of the Authority to the holders of its common Equity Interests on a pro rata basis;

(3) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of any Restricted Subsidiary of the Authority held by any member of the Authority’s (or any of its Restricted Subsidiaries’) management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that (a) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any 12-month period and (b) the aggregate amount of all such repurchased, redeemed, acquired or retired Equity Interests shall not in the aggregate exceed $3.0 million;

(4) the redemption or purchase of Subordinated Indebtedness of the Authority in the event that the holder of such Subordinated Indebtedness has failed to qualify or be found suitable or otherwise be eligible by any Gaming Regulatory Authority to remain a holder of such Subordinated Indebtedness;

(5) the redemption, defeasance, repurchase or other acquisition or retirement of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent capital contribution from the Tribe (provided that such capital contribution is not counted for purposes of clause (C)(ii) above); and

(6) any other Restricted Payments in an amount not to exceed $75.0 million at any one time outstanding.

The Authority may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; provided that in no event shall any Key Project Assets or Gaming Licenses be transferred to an Unrestricted Subsidiary; provided further that Gaming Licenses unrelated to the Resort may be transferred to an Unrestricted Subsidiary, so long as at the time and after giving effect to such transfer (i) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof; and (ii) the Authority would, at the time of such transfer and after giving pro forma effect thereto, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock.” In the event of such designation, all outstanding Investments owned by the Authority and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this Restricted Payments covenant unless the Investment constitutes a Permitted Investment. All such outstanding Investments will be deemed to constitute Restricted Payments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Authority may redesignate an Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation would not otherwise cause a Default.

The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Authority or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Management Board whose resolution with respect thereto shall be delivered to the Trustee.

Ranking of Payments Under the Relinquishment Agreement

The Authority will not designate the Senior Relinquishment Payments (as defined in the Relinquishment Agreement) as Designated Senior Indebtedness and the Authority will not amend Section 6.2 of the Relinquishment Agreement in a manner adverse to the holders of the notes. The Authority will not designate any indebtedness as “Designated Senior Indebtedness” under the Relinquishment Agreement that is not also designated as Designated Senior Indebtedness under the Indenture.

Incurrence of Indebtedness and Issuance of Preferred Stock

The Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, “incur”) any Indebtedness (including Acquired Indebtedness) and the Authority will not issue any Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; provided, however, that the Authority may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and the Authority’s Restricted Subsidiaries may incur Indebtedness or issue preferred stock if the Fixed Charge Coverage Ratio for the Authority’s most recently ended four full fiscal quarters for which internal consolidated financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period. Notwithstanding the foregoing, the Authority will not issue any Disqualified Stock or any type of Capital Stock that would violate IGRA.

So long as no Default or Event of Default shall have occurred and be continuing, or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness:

(1) the incurrence by the Authority or its Restricted Subsidiaries of Indebtedness and letters of credit pursuant to Credit Facilities; provided that the aggregate principal amount of all such Indebtedness and letters of credit outstanding under all Credit Facilities, after giving effect to such incurrence (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Authority thereunder), does not exceed $600.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Authority or any of its Restricted Subsidiaries since March 3, 1999 to repay Indebtedness under Credit Facilities pursuant to the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(2) the incurrence by the Authority and its Restricted Subsidiaries of the Existing Indebtedness;

(3) the incurrence by the Authority of Indebtedness represented by the Authority’s 6 1/8% Senior Notes due 2013 in an aggregate principal amount of $250.0 million and the exchange notes to be issued in exchange therefor pursuant to the applicable registration rights agreement;

(4) the incurrence by the Authority of Indebtedness represented by the notes in an aggregate principal amount of $150.0 million;

(5) the incurrence by the Authority or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price of furniture, fixtures, equipment or similar assets used or useful in the business of the Authority or such Restricted Subsidiary not to exceed 100% of the lesser of cost and fair market value of the assets financed and, in an aggregate principal amount under this clause not to exceed $50.0 million at any time outstanding;

(6) the incurrence by the Authority or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, renew, extend, defease or replace Indebtedness that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clause (1), (2), (3), (4) or (5) of this paragraph;

(7) the incurrence by the Authority or any of its Restricted Subsidiaries of Hedging and Swap Obligations that are incurred with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding;

(8) the guarantee by the Authority or any of its Restricted Subsidiaries of any Indebtedness of the Authority or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

(9) the incurrence by a Wholly Owned Restricted Subsidiary of Indebtedness owed to another Wholly Owned Restricted Subsidiary or to the Authority; provided that if at any time any such Wholly Owned Restricted Subsidiary ceases to be a Wholly Owned Restricted Subsidiary, any such Indebtedness shall be deemed to be an incurrence of Indebtedness for the purposes of this covenant;

(10) the incurrence by the Authority or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (10), not to exceed $25.0 million;

(11) to the extent that such incurrence does not result in the incurrence by the Authority or any Restricted Subsidiary of any obligation for the payment of borrowed money of others, Indebtedness incurred solely as a result of the execution by the Authority or its Restricted Subsidiaries of a Completion Guarantee and Keep-Well Agreement.

For purposes of determining compliance with this “Incurrence of Indebtedness and Issuance of Preferred Stock” covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (11) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Authority shall, in its sole discretion, classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant.

Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

The Authority:

(1) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Authority to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of the Authority to any Person (other than the Authority or another Wholly Owned Restricted Subsidiary of the Authority), unless

(a) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary and

(b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales,” and

(2) will not permit any Wholly Owned Restricted Subsidiary of the Authority to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors’ qualifying shares) to any Person other than to the Authority or a Wholly Owned Restricted Subsidiary of the Authority unless upon such issuance, the Authority’s investment in any such formerly Wholly Owned Restricted Subsidiary would otherwise qualify as a Permitted Investment.

Liens

The Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of its property or assets, or any proceeds therefrom, which secures either:

(a) Subordinated Indebtedness, unless the notes are secured by a Lien on such property, assets or proceeds, which Lien is senior in priority to the Liens securing such Subordinated Indebtedness or

(b) pari passu Indebtedness, unless the notes are equally and ratably secured with the Liens securing such pari passu Indebtedness.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

Except as set forth in the next paragraph, the Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

(1) pay dividends or make any other distributions on its Capital Stock to the Authority or any of the Authority’s Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Authority or any of the Authority’s Restricted Subsidiaries;

(2) make loans or advances to the Authority or any of the Authority’s Restricted Subsidiaries; or

(3) transfer any of its properties or assets to the Authority or any of the Authority’s Restricted Subsidiaries.

The restrictions in the preceding paragraph will not apply to encumbrances or restrictions existing under or by reason of:

(1) Existing Indebtedness as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on the date of the Indenture;

(2) the indentures governing the Senior Notes and the terms of the Senior Notes;

(3) the Indenture and the notes;

(4) the Credit Facilities;

(5) applicable law;

(6) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Authority or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

(7) customary non-assignment provisions in leases or other contracts entered into in the ordinary course of business and consistent with past practices;

(8) purchase money obligations (including, without limitation, Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

(9) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

(10) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

(11) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption “—Liens” that limit the right of the Authority or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

(12) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

(13) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

Transactions with Affiliates

The Authority will not, and the Authority will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an “Affiliate Transaction”), unless:

(1) such Affiliate Transaction is on terms that are no less favorable to the Authority or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Authority or such Restricted Subsidiary with an unrelated Person; and

(2) the Authority delivers to the Trustee:

(a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Management Board set forth in an Officers’ Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Management Board; and

(b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Authority or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the preceding paragraph:

(1) any employment agreement or arrangement entered into by the Authority or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Authority or such Restricted Subsidiary;

(2) transactions between or among the Authority and/or its Restricted Subsidiaries;

(3) payment of reasonable Management Board fees to members of the Management Board;

(4) transactions with Persons in whom the Authority owns any Equity Interests, so long as the remaining equity holders of such Person are not Affiliates of the Authority or any of its Subsidiaries;

(5) Government Service Payments;

(6) transactions pursuant to the Relinquishment Agreement;

(7) Restricted Payments or Permitted Investments that are made in compliance with the covenant described above under the caption “—Restricted Payments;”

(8) contractual arrangements existing on the date of the Indenture and any renewals, extensions and modifications thereof that are not materially adverse to holders; and

(9) provision by the Authority or any of its Restricted Subsidiaries of development or management services to an Unrestricted Subsidiary engaged in a Principal Business or Related Business, provided that the Authority or such Restricted Subsidiary, as the case may be, is reimbursed by the Unrestricted Subsidiary for all costs and expenses (including without limitation payroll) it incurs in providing such services.

Subsidiary Guarantees

Mohegan Basketball Club LLC and the Pocono Subsidiaries are Subsidiary Guarantors. If the Authority acquires or creates any Restricted Subsidiary after the date of the Indenture that guarantees other debt of the Authority or which is obligated on other debt in excess of $25.0 million (as measured with respect to each such Restricted Subsidiary), then that newly acquired or created Restricted Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture satisfactory to the Trustee and deliver an Opinion of Counsel to the Trustee within 20 business days of the date on which it is acquired or created.

The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee are and will be limited so as not to constitute a fraudulent conveyance under applicable law. Any Subsidiary Guarantees are subordinated to Senior Indebtedness in the same manner and to the same extent as the notes.

No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless, subject to the provisions of the following paragraphs: (i) the Person formed by or surviving any such consolidation or merger (if other than such Subsidiary Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

The Indenture will permit the merger of one or more Subsidiary Guarantors with or into another Subsidiary Guarantor or with or into the Authority, provided that in the case of a merger with or into the Authority, the Authority is the surviving entity.

In the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or if a Subsidiary Guarantor is designated as an Unrestricted Subsidiary, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock or a redesignation of such Subsidiary Guarantor) or the entity acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee, provided that the Net Proceeds of such sale or other disposition are applied in accordance with or the redesignation is accomplished in accordance with the applicable provisions of the Indenture. See “—Repurchase at the Option of Holders—Asset Sales.”

Sale and Leaseback Transactions

The Authority will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction involving the Resort, provided that the Authority or any of its Restricted Subsidiaries may enter into such a sale and leaseback transaction if:

(1) the Authority or such Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the

Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock” and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption “—Liens;”

(2) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Management Board and set forth in an Officers’ Certificate delivered to the Trustee, of the property that is subject of such sale and leaseback transaction; and

(3) the transfer of assets in such sale and leaseback transaction is permitted by, and the Authority applies the proceeds of such transaction in compliance with, the covenant described above under the caption “—Repurchase at the Option of Holders—Asset Sales.”

Restrictions on Leasing and Dedication of Property

Except as provided in the next paragraph, the Authority will not lease, sublease, or grant a license, concession or other agreement to occupy, manage or use any material portion of the Authority’s property and assets owned or leased by the Authority and located on the Resort (each, a “Lease Transaction”).

The first paragraph of this covenant will not prohibit any of the following Lease Transactions:

(1) the Authority may enter into a Lease Transaction with respect to any space with any Person (including, without limitation, a lease for the purpose of developing, constructing, operating and managing retail establishments within the Resort), provided that:

(a) such Lease Transaction will not materially interfere with, impair or detract from the operations of the Resort;

(b) such Lease Transaction contains rent and such other terms such that the Lease Transaction, taken as a whole is commercially reasonable in light of prevailing or comparable transactions in other casinos, hotels, attractions or shopping venues; and

(c) such Lease Transaction complies with all applicable law, including obtaining any consent of the BIA, if required;

(2) the Lease and any amendments, extensions, modifications or renewals thereof which are not materially adverse to the holders;

(3) the Authority may enter into a management or operating agreement with respect to any of the Authority’s property and assets with any Person, provided that:

(a) the manager or operator has experience in managing or operating similar operations; and

(b) such management or operating agreement is on commercially reasonable and fair terms to the Authority; and

(4) the Relinquishment Agreement and any amendments, extensions, modifications or renewals thereof which are not materially adverse to the holders.

No Lease Transaction may provide that the Authority may subordinate its leasehold or fee interest to any lessee or any financing party of any lessee, and no person other than the Authority may conduct gaming or casino operations on any property that is the subject of a Lease Transaction.

No Senior Subordinated Indebtedness

Notwithstanding the covenant described above under the caption “—Incurrence of Indebtedness and Issuance of Preferred Stock,” (1) the Authority will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Authority and senior in any respect in right of payment to the notes and (2) no Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of such Subsidiary Guarantor and senior in any respect in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee.

Covenants of the Tribe

Set forth below are several of the covenants of the Tribe contained in the Indenture.

The Tribe shall not, and shall not permit any of its representatives, political subunits or councils, agencies or instrumentalities, directly or indirectly, except as required by federal or state law, to do any of the following:

(1) increase or impose any tax or other payment obligation on the Authority or on any patrons of, or any activity at, the Resort other than:

(a) payments that are due under any agreement in effect on the Closing Date or payments which are not materially adverse to the economic interests of holders of the notes;

(b) payments that the Authority has agreed to reimburse each holder for the economic effect thereof, if any;

(c) payments that correspondingly reduce the Restricted Payments otherwise payable to the Tribe;

(d) pursuant to the Tribal Tax Code; or

(e) Government Service Payments;

(2) amend the terms of the Lease in any material manner that would be materially adverse to the economic interests of holders of the notes;

(3) amend the Tribal Gaming Ordinance in effect on the Closing Date (unless any such amendment is a legitimate effort to ensure that the Authority and the Resort conduct gaming operations in a manner that is consistent with applicable laws, rules and regulations or that protects the environment, the public health and safety, or the integrity of the Authority or the Resort) to restrict or eliminate the exclusive right of the Authority to conduct gaming operations on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut in a manner that would be materially adverse to the economic interests of holders; or

(4) take any other action, enter into any agreement, amend its constitution or enact any ordinance, law, rule or regulation that would have a material adverse effect on the economic interests of holders, provided that, except as set forth in the previous clause (3), nothing herein shall restrict the ability of the Tribe, directly or indirectly, to engage in any business, including a Gaming enterprise, outside of the Authority.

Moreover, except with the consent of a majority in interest of holders or as required by federal or state law, the Tribe shall not, and shall not permit any of its representatives, political subunits or councils, agencies, instrumentalities, to, directly or indirectly impose, tax or otherwise make a charge on the notes, the Indenture or any payments or deposits to be made thereunder.

Additional covenants of the Tribe contained in the Indenture include the following:

(1) Upon any payment or distribution of assets upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Authority or the Resort, the holders of the notes shall be entitled to receive payment in full in respect of all principal, premium, interest and other amounts owing in respect of the notes before any payment or any distribution to the Tribe; and

(2) The Tribe agrees that the Authority shall have sole and exclusive jurisdiction to operate the Resort.

Gaming Licenses

The Authority will use its commercially reasonable best efforts to obtain and retain in full force and effect at all times all Gaming Licenses necessary for the operation of the Resort, provided, that, if in the course of the exercise of its governmental or regulatory functions the Authority is required to suspend or revoke any consent, permit or license or close or suspend any operation or any part of the Resort as a result of any noncompliance with the law, the Authority will use its commercially reasonable best efforts to promptly and diligently correct such noncompliance or replace any personnel causing such noncompliance so that the Resort will be open and fully operating.

The Authority shall file with the Trustee and provide holders of notes any notice of Violation, Order of Temporary Closure, or Assessment of Civil Fines, from the NIGC pursuant to 25 C.F.R. Part 573 or 575 or any successor provision, and any Notice of Non-Compliance issued by, or cause of action commenced by, the State of Connecticut under Section 13 of the Compact, or any successor provision.

Ownership Interests in the Authority

Neither the Tribe nor the Authority shall permit any Person other than the Tribe to acquire any Ownership Interest whatsoever in the Authority.

Existence of the Authority and Maintenance of the Lease

The Authority shall, and shall cause each of its Restricted Subsidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect their respective existence, in accordance with their respective organizational documents and their respective rights (contractual, charter and statutory), licenses and franchises; provided, however, that neither the Authority nor any Restricted Subsidiary shall be required to preserve, with respect to itself, any license, right or franchise and, with respect to its Restricted Subsidiaries, any such existence, license, right or franchise, if its Management Board or Board of Directors, or other governing body or officers authorized to make such determination, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Authority or any Restricted Subsidiary, and that the loss thereof is not adverse in any material respect to the holders. In addition, the Authority shall do, or cause to be done, all things necessary to perform any material covenants set forth in the Lease in order to keep the Lease in full force and effect.

Liquidation or Dissolution

The Authority shall not sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more transactions. The Authority shall not consolidate or merge with or into any other Person.

Limitations on Lines of Business

The Authority shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any business other than the Principal Business or a Related Business.

Maintenance of Insurance

Until the notes have been paid in full, the Authority shall maintain insurance with responsible carriers against such risks and in such amounts as is customarily carried by similar businesses with such deductibles, retentions, self insured amounts and coinsurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, property and casualty.

Customary insurance coverage shall be deemed to include the following:

(1) workers’ compensation insurance to the extent required to comply with all applicable state, territorial, or United States laws and regulations, or the laws and regulations of any other applicable jurisdiction;

(2) comprehensive general liability insurance with minimum limits of $2.0 million;

(3) umbrella or bumbershoot liability insurance providing excess liability coverages over and above the foregoing underlying insurance policies up to a minimum limit of $100.0 million; and

(4) property insurance protecting the property against loss or damage by fire, lightning, wind-storm, tornado, water damage, vandalism, riot, earthquake, civil commotion, malicious mischief, hurricane, and such other risks and hazards as are from time to time covered by an “all-risk” policy or a property policy covering “special” causes of loss (such insurance shall provide coverage of not less than the Maximum Foreseeable Loss (as determined from time to time) of any improvements and with a deductible no greater than $500,000 (other than earthquake insurance, for which the deductible may be up to 10% of the Maximum Foreseeable Loss)).

Payments for Consent

The Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes, as the case may be, unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Methods of Receiving Payments on the Notes

If a holder that holds at least $1.0 million in principal amount of notes has given wire transfer instructions to the Authority, the Authority will make all principal, premium and interest payments, including Additional Interest payments, if any, on those notes in accordance with those instructions. All other payments on these notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Authority elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

The Trustee initially will act as Paying Agent and Registrar. The Authority may change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Authority may act as Paying Agent or Registrar.

Transfer and Exchange

A holder may transfer or exchange the notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Authority may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Authority is not required to transfer or exchange any note selected for redemption. Also, the Authority is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

The registered holder of a note will be treated as the owner of it for all purposes.

Reports

Whether or not required by the SEC, so long as any notes are outstanding, the Authority will furnish to the holders of notes (which, with the consent of such holders, may be by electronic transmission) and the Trustee within 15 days after the end of the time periods specified in the SEC’s rules and regulations for filings of current, quarterly and annual reports:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Authority were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Authority and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the consolidated financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Authority and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Authority, to the extent that would be required by the rules, regulations or interpretive positions of the SEC) and, with respect to the annual information only, a report thereon by the Authority’s independent registered public accounting firm; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Authority were required to file such reports.

In addition, following consummation of this exchange offer, whether or not required by the rules and regulations of the SEC, the Authority will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

In addition, the Authority has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

The Authority shall file with the Trustee and provide to holders of notes, within 15 days after it files them with the NIGC, copies of all reports which the Authority is required to file with the NIGC pursuant to 25 C.F.R. Part 514.

Events of Default and Remedies

Each of the following is an Event of Default:

(1) default by the Authority for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

(2) default by the Authority in payment when due of the principal of or premium, if any, on the notes;

(3) failure by the Authority or any of its Restricted Subsidiaries to comply with the provisions described under the captions “—Repurchase at the Option of Holders—Asset Sales” or “—Covenants—Liquidation or Dissolution;”

(4) failure by the Authority or any of its Restricted Subsidiaries for (i) 30 days after notice to the Authority by the Trustee or the holders of at least 25% in principal amount of the then outstanding notes to comply with the provisions described under “—Covenants—Restricted Payments” or “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock” or (ii) 60 days after notice to the Authority by the Trustee or the holders of at least 25% in principal amount of the then outstanding notes to comply with any covenant, representation, warranty or other agreements in the Indenture or the notes;

(5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Authority or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Authority or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

(a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a “Payment Default”); or

(b) results in the acceleration of such Indebtedness prior to its express maturity; and,

in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $25.0 million or more;

(6) failure by the Authority or any of its Restricted Subsidiaries to pay final judgments in amounts not covered by insurance or not adequately reserved for in accordance with GAAP aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed (by reason of pending appeal or otherwise) for a period of 60 days;

(7) certain events of bankruptcy or insolvency with respect to the Authority or any of its Restricted Subsidiaries;

(8) revocation, termination, suspension or other cessation of effectiveness of any Gaming License which results in the cessation or suspension of gaming operations for a period of more than 90 consecutive days at the Resort;

(9) cessation of gaming operations for a period of more than 90 consecutive days at the Resort (other than as a result of a casualty loss);

(10) the Lease ceases to be in full force and effect; and

(11) failure by the Tribe to comply with the provisions described under “—Covenants—Covenants of the Tribe” for 30 days after notice to the Authority and the Tribe by the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes to comply.

In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Authority, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to specific limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in the interests of the holders of the notes.

The holders of not less than a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes (including in connection with an offer to purchase) (provided, however, that the holders of a majority in aggregate principal amount of the then outstanding notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon. In the case of any Event of Default which occurs by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Authority with the intention of avoiding payment of the premium that the Authority would have to pay if the Authority had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium also shall become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes.

The Authority will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Authority will be required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Stockholders and Members

Neither the Tribe nor any director, officer, office holder, employee, agent, representative or member of the Authority or the Tribe or holder of an Ownership Interest of the Authority, any Subsidiary Guarantor or the Tribe, as such, shall have any liability for any obligations of the Authority under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

Upon compliance with the conditions set forth below, the Authority may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes (“Legal Defeasance”), except for:

(1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

(2) the Authority’s obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Authority’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, upon compliance with the conditions set forth below, the Authority may, at its option and at any time, elect to have the obligations of the Authority released with respect to particular covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under “—Events of Default and Remedies” will no longer constitute an Event of Default with respect to the notes.

The following are the conditions to the exercise of either Legal Defeasance or Covenant Defeasance:

(1) the Authority shall have irrevocably deposited with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Additional Interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Authority must specify whether the notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Authority shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Authority has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Authority shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

(5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Authority or any of the Authority’s Restricted Subsidiaries is a party or by which the Authority or any of the Authority’s Restricted Subsidiaries is bound;

(6) the Authority must have delivered to the Trustee an Opinion of Counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors’ rights generally;

(7) the Authority shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Authority with the intent of preferring the holders of notes over any other creditors of the Authority or with the intent of defeating, hindering, delaying or defrauding creditors of the Authority or others; and

(8) the Authority shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

Except as provided in this section, the Authority, the Tribe and the Trustee may amend or supplement the Indenture and the notes with the consent of the holders of at least a majority of the aggregate principal amount of the notes then outstanding, provided that without the consent of each holder affected, an amendment or waiver (with respect to any notes held by a non-consenting holder) may not:

(1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any note;

(4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

(5) make any note payable in money other than that stated in the notes;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

(7) waive a redemption payment with respect to any note (other than a payment required by the provisions in the Indenture described above under the caption—Repurchase at the Option of Holders”); or

(8) make any change in the preceding amendment and waiver provisions.

Without the consent of holders of at least 66 2/3% of the aggregate principal amount of the notes then outstanding, the Authority may not amend, alter or waive the provisions set forth in the section entitled “—Repurchase at the Option of Holders—Change of Control.” In addition, any waiver or amendment to the provisions of Article 11 of the Indenture (which relates to subordination) will require the consent of holders of at least 75% in aggregate principal amount of notes then outstanding.

Notwithstanding the foregoing, without the consent of any holder of notes, the Authority, the Tribe and the Trustee may amend or supplement the Indenture or the notes to:

(1) cure any ambiguity, defect or inconsistency;

(2) provide for uncertificated notes in addition to or in place of certificated notes;

(3) provide for the assumption of the Authority’s obligations to the holders of the notes in the case of a merger or consolidation or sale of all or substantially all of the Authority’s assets;

(4) make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the Indenture of such holder;

(5) comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; or

(6) allow any Subsidiary to execute a supplemental indenture relating to a Subsidiary Guarantee and a Subsidiary Guarantee.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all notes issued thereunder, when:

(1) either:

(a) all notes that have been authenticated (except lost, stolen or destroyed notes that have been replaced or paid and notes for whose payment money has theretofore been deposited in trust and thereafter repaid to us) have been delivered to the Trustee for cancellation; or

(b) all notes that have not been delivered to the Trustee for cancellation have become due and payable by reason of the mailing of a notice of redemption or otherwise or will become due and payable within one year and the Authority has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the holders, cash in U.S. dollars, non-callable

Government Securities, or a combination thereof, in amounts sufficient, without consideration of any reinvestment of interest, to pay and discharge the entire indebtedness on the notes not delivered to the Trustee for cancellation for principal, premium and accrued interest to the date of maturity or redemption;

(2) no Default or Event of Default has occurred and is continuing on the date of any such deposit or shall occur as a result of any such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Authority is a party or by which it is bound;

(3) the Authority has paid or caused to be paid all sums payable by it under the Indenture; and

(4) the Authority has delivered irrevocable instructions to the Trustee under the Indenture to apply any deposited money toward the payment of the notes at maturity or the Redemption Date, as the case may be.

In addition, the Authority must deliver an Officers’ Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Concerning the Trustee

If the Trustee becomes a creditor of the Authority or any Guarantor, the Indenture limits its right to obtain payment of claims, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to specific exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture and the notes are, subject to specific exceptions, governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflicts of law principles thereof (other than Section 5-1401 of the New York General Obligations Law).

Book-Entry, Delivery and Form

The exchange notes will initially be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, held in book-entry form (“global notes”). The exchange notes will be deposited with the Trustee as custodian for The Depository Trust Company (“DTC”), and DTC or its nominee will initially be the sole registered holder of the exchange notes for all purposes under the Indenture. Except as shown below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

The global notes will be deposited upon issuance with the Trustee as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

Initially, the Trustee will act as Paying Agent and Registrar. The exchange notes may be presented for registration of transfer and exchange at the offices of the Registrar.

Depository Procedures

The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Authority takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

DTC has advised the Authority that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the “Participants”) and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the “Indirect Participants”). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

DTC has also advised the Authority that, pursuant to procedures established by it, (1) upon deposit of the global notes, DTC will credit the accounts of Participants with individual beneficial interests in such global notes representing the respective portions of the principal amount of global exchange notes held by such Participant and (2) ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

Investors in the global notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations which are Participants in such system. All interests in a global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

Except as described below, owners of beneficial interest in the global notes will not have notes registered in their names, will not receive physical delivery of notes in certificated form and will not be considered the registered owners or “holders” thereof under the Indenture for any purpose.

Payments in respect of the principal of, and premium, if any, Additional Interest, if any, and interest on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Authority and the Trustee will treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Authority, the Trustee nor any agent of the Authority or the Trustee has or will have any responsibility or liability for (1) any aspect of DTC’s records or any Participant’s or Indirect Participant’s records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC’s records or any Participant’s or Indirect Participant’s records relating to the beneficial ownership interests in the global notes or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Authority that its current practice, upon receipt of any payment in respect of securities such as the notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Authority. Neither the Authority nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the notes, and the Authority and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

Interests in the global notes are expected to be eligible to trade in DTC’s Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See “—Same Day Settlement and Payment.”

Transfers between Participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds.

DTC has advised the Authority that it will take any action permitted to be taken by a holder of the notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the notes, DTC reserves the right to exchange the global notes for legended notes in certificated form, and to distribute such notes to its Participants.

Although DTC, Euroclear and Clearstream Banking have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among Participants in DTC, Euroclear and Clearstream Banking, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Authority nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Clearstream Banking or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

In accordance with the Indenture, definitive exchange notes in registered certificated form (“certificated notes”) shall be issued in exchange for the outstanding notes in the exchange offer, if requested by a holder of such outstanding note or an owner of such beneficial interest. In addition, beneficial interests in a global note may be exchanged for certificated notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. Also, certificated notes may be issued if (1) DTC (i) notifies the Authority that it is unwilling or unable to continue as depositary for the global notes and the Authority thereupon fails to appoint a successor depositary or (ii) has ceased to be a clearing agency registered under the Exchange Act, (2) the Authority, at its option, notifies the Trustee in writing that it elects to cause the issuance of the certificated notes or (3) there shall have occurred and be continuing a Default or Event of Default with respect to the exchange notes. In addition, beneficial interests in a global note may be exchanged for certificated notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, certificated notes delivered in exchange for any global note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

Exchange of Certificated Notes for Book-Entry Notes

Notes issued in certificated form may not be exchanged for beneficial interests in any global note unless the transferor first delivers to the Trustee a written certificate (in the form provided in the Indenture) to the effect that such transfer will comply with the appropriate transfer restrictions applicable to such notes.

Same Day Settlement and Payment

The Indenture will require that payments in respect of the notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to notes in certificated form, the Authority will make all payments of principal, premium, if any, interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof that holds at least $1.0 million in principal amount of notes or, if no such account is specified, by mailing a check to each such holder’s registered address. The notes represented by the global notes are expected to be eligible to trade in the PORTAL Market and to trade in the Depositary’s Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Authority expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Exchange Offer; Registration Rights

The Authority and the initial purchasers entered into the Registration Rights Agreement. The following is a summary of the material provisions of the Registration Rights Agreement. Reference is made to the Registration Rights Agreement for any capitalized terms used in this section for which no definition is provided.

Pursuant to the Registration Rights Agreement, the Authority agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement and pursuant to the exchange offer, the Authority will offer to the holders of Transfer Restricted Securities, who are able to make the required representations, the opportunity to exchange their Transfer Restricted Securities for exchange notes. If:

(1) the Authority is not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy; or

(2) any holder of Transfer Restricted Securities notifies the Authority prior to the 20th business day following consummation of the exchange offer that:

(a) it is prohibited by law or SEC policy from participating in the exchange offer; or

(b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales; or

(c) it is a broker-dealer and owns outstanding notes acquired directly from the Authority or an affiliate of the Authority,

then the Authority will file with the SEC a Shelf Registration Statement to cover resales of the outstanding notes or exchange notes, as the case may be, by the holders thereof who satisfy specific conditions relating to the provision of information in connection with the Shelf Registration Statement. The Authority will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

For purposes of the foregoing, “Transfer Restricted Securities” means each outstanding note or exchange note until:

(1) the date on which such outstanding note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer;

(2) following the exchange by a broker-dealer in the exchange offer of an outstanding note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement;

(3) the date on which such outstanding note or exchange note, as the case may be, has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement; or

(4) the date on which such note is distributed to the public pursuant to Rule 144 under the Securities Act.

The Registration Rights Agreement provides that:

(1) the Authority will file an Exchange Offer Registration Statement with the SEC on or prior to 120 days after the Closing Date;

(2) the Authority will use its best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 180 days after the Closing Date;

(3) unless the exchange offer would not be permitted by applicable law or SEC policy, the Authority will commence the exchange offer and use its best efforts to issue, on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, the exchange notes in exchange for all outstanding notes tendered prior thereto in the exchange offer; and

(4) if obligated to file the Shelf Registration Statement, the Authority will use its best efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

If:

(a) the Authority fails to file the Registration Statement required by the Registration Rights Agreement on or before the date specified for such filing;

(b) such Registration Statement is not declared effective by the SEC on or prior to the date specified for such effectiveness (the “Effectiveness Target Date”);

(c) the Authority fails to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement; or

(d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement without being cured within seven days (each such event referred to in clauses (a) through (d) above a “Registration Default”), then the Authority will pay Additional Interest to each holder of outstanding notes or exchange notes, as the case may be, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to 25 basis points per 90-day period of the principal amount of outstanding notes or exchange notes held by such holder. The amount of the Additional Interest will increase by an additional 25 basis points with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest of 1% per annum of the principal amount of outstanding notes or exchange notes. All accrued Additional Interest will be paid by the Authority on each date on which the payment of Additional Interest is due (which date shall be the next Interest Payment Date as provided in the outstanding notes or exchange notes) to the global note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Additional Interest will cease.

Holders of outstanding notes may be required to make specific representations to the Authority (as described in the Registration Rights Agreement) in order to participate in the exchange offer, and holders of either outstanding notes or exchange notes, as the case may be, will be required to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their outstanding notes or exchange notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above.

Definitions

Set forth below are some defined terms used in the Indenture. Reference is made to the Indenture for all of such terms, as well as any other capitalized terms used herein for which no definition is provided.

“Acquired Indebtedness” means, with respect to any specified Person:

(1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” has the meaning set forth in the notes.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control,” as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms “controlling,” “controlled by” and “under common control with” shall have correlative meanings.

“Asset Sale” means:

(1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Authority and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption “—Repurchase at the Option of Holders—Change of Control” and not by the provisions described above under “—Repurchase at the Option of Holders—Asset Sales;” and

(2) the issuance by the Authority or any of its Restricted Subsidiaries of Equity Interests of any of the Authority’s or its Restricted Subsidiaries’ Restricted Subsidiaries or the sale by the Authority or any of its Subsidiaries of any Equity Interests in any of their respective Subsidiaries.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

(1) any single transaction or series of related transactions that: (a) involves assets having a fair market value of less than $1.0 million; or (b) results in net proceeds to the Authority and its Restricted Subsidiaries of less than $1.0 million;

(2) a transfer of assets between or among the Authority and its Wholly Owned Restricted Subsidiaries;

(3) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Authority or to another Wholly Owned Restricted Subsidiary;

(4) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption “—Covenants—Restricted Payments;”

(5) any Event of Loss; and

(6) any lease or sublease permitted under the covenant described under the caption entitled “—Covenants—Restrictions on Leasing and Dedication of Property.”

The Authority is prohibited from making an Asset Sale of Key Project Assets.

“Attributable Debt” in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended (or may, at the option of the lessor, be extended). Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

“Authority” means the Mohegan Tribal Gaming Authority together with any subdivision, agency or subunit that has no separate legal existence from the Mohegan Tribal Gaming Authority, and any successor and assignee thereto.

“BIA” means the Bureau of Indian Affairs.

“Bank Credit Facility” means that certain Amended and Restated Loan Agreement, dated as of March 25, 2003, by and among the Authority, the Tribe, the lenders thereunder and Bank of America, N.A. as Administrative Agent and the Documentation Agent and Syndication Agent referred to therein, including any related notes, guarantees, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

“Capital Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; but excluding any interest under the Relinquishment Agreement.

“Cash Equivalents” means:

(1) United States dollars;

(2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

(3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers’ acceptances with maturities not exceeding six months and overnight bank deposits, in each case with any lender party to the Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of “B” or better;

(4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5) commercial paper having one of the two highest ratings obtainable from Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Group and in each case maturing within six months after the date of acquisition; and

(6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

“Change of Control” means the occurrence of any of the following:

(1) the Authority ceases to be a wholly owned unit, instrumentality or subdivision of the government of the Tribe;

(2) the Authority ceases to have the exclusive legal right to operate the Resort;

(3) the Authority fails to retain in full force and effect at all times all material governmental consents, permits or legal rights necessary for the operation of the Resort and such failure continues for a period of 90 consecutive days; or

(4) the Authority sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to, or consolidates or merges with or into any other Person.

“Compact” means the tribal-state Compact entered into between the Tribe and the State of Connecticut pursuant to the Indian Gaming Regulatory Act of 1988, PL 100-497, 25 U.S.C. 2701 et seq. as the same may, from time to time, be amended, or such other Compact as may be substituted therefor.

“Comparable Treasury Issue” means the fixed rate United States Treasury security selected by an Independent Investment Banker as having a maturity most comparable to the remaining term of the notes (and which is not callable prior to maturity) to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practices, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes to be redeemed.

“Comparable Treasury Price” means:

(1) the average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day preceding such Redemption Date, as set forth in the daily statistical release (or any successor release) published by the Federal Reserve Bank of New York and designated “Composite 3:30 p.m. Quotations for U.S. Government Securities”; or

(2) if such release (or any successor release) is not published or does not contain such prices on such business day, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest or lowest of such Reference Treasury Dealer Quotations, or (B) if the Trustee obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

“Completion Guarantee and Keep-Well Agreement” means (i) the guarantee by the Authority or a Restricted Subsidiary of the completion of the development, construction and opening of a new gaming facility by an Affiliate of the Authority, (ii) the agreement by the Authority or a Restricted Subsidiary to advance funds, property or services on behalf of an Affiliate of the Authority in order to maintain the financial condition of such Affiliate in connection with the development, construction and opening of a new gaming facility by such Affiliate and (iii) performance bonds incurred in the ordinary course of business; provided that, in the case of clauses (i) and (ii) above, such guarantee or agreement is entered into in connection with obtaining financing for such gaming facility or is required by a Gaming Regulatory Authority.

“Consolidated Cash Flow” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

(1) an amount equal to any extraordinary loss (including, without limitation, any non-cash charges or losses arising from adjustments relating to the Relinquishment Agreement) plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

(2) provision for taxes based on the income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

(3) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, noncash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging and Swap Obligations); plus

(4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), non-cash charges associated with equity option plans and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

(5) non-cash items increasing such Consolidated Net Income for such period (including, without limitation, any non-cash items arising from adjustments relating to the Relinquishment Agreement); minus

(6) to the extent not included in computing such Consolidated Net Income, any revenues received or accrued by the Authority or any of its Subsidiaries from any Person (other than the Authority or any of its Subsidiaries) in respect of any Investment for such period, all determined on a consolidated basis and in accordance with GAAP.

Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

“Consolidated Net Income” means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP, provided that:

(1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

(2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

(3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

(4) the cumulative effect of a change in accounting principles shall be excluded; and

(5) the Net Income shall be reduced by the amount of payments pursuant to the Relinquishment Agreement, paid or payable, for such period based on five percent of the revenues (as defined in the Relinquishment Agreement) generated in such period.

“Consumer Price Index” means The Consumer Price Index for All Urban Consumers (CPI-U) for the U.S. City Average for All Items, 1982–1984=100 as compiled and released by the Bureau of Labor Statistics.

“Credit Facilities” means, with respect to the Authority or any Restricted Subsidiary, one or more debt facilities (including, without limitation, the Bank Credit Facility) or commercial paper facilities with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the covenant described under the caption entitled “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock.”

“Default” means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

“Designated Senior Indebtedness” means Indebtedness under the Bank Credit Facility and any other Indebtedness permitted under the Indenture the principal amount of which is $20.0 million or more and that has been designated by the Authority as “Designated Senior Indebtedness.”

“Disqualified Stock” means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is after the date on which the notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Authority to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Authority may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption “—Covenants—Restricted Payments.”

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Event of Loss” means, with respect to any property or asset (tangible or intangible, real or personal), any of the following:

(1) any loss, destruction or damage of such property or asset;

(2) any institution of any proceedings for the condemnation or seizure of such property or asset or for the exercise of any right of eminent domain;

(3) any actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset; or

(4) any settlement in lieu of clause (2) or (3) above.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“exchange notes” means the Authority’s 6 7/8% Senior Subordinated Notes due 2015 to be issued in exchange for the notes pursuant to the Registration Rights Agreement.

“Existing Indebtedness” means Indebtedness of the Authority and the Restricted Subsidiaries in existence on the date of the Indenture, until such amounts are repaid.

“Existing Senior Subordinated Notes” means the Authority’s 6 3/8% Senior Subordinated Notes due 2009, 8 3/8% Senior Subordinated Notes due 2011, 8% Senior Subordinated Notes due 2012 and 7 1/8% Senior Subordinated Notes due 2014.

“Financing Lease” means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

“Fixed Charge Coverage Ratio” means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

(1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

(2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

(3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers’ acceptance financings, and net payments, if any, pursuant to Hedging and Swap Obligations; plus

(2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

(3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

(4) the product of (a) all cash dividend payments or other distributions (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred equity of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board (“FASB”) or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the date of the Indenture.

“Gaming” means any and all activities defined as Class II or Class III Gaming under IGRA or authorized under the Compact.

“Gaming License” means every license, franchise or other authorization required to own, lease, operate or otherwise conduct gaming activities of the Tribe or the Authority, including, without limitation, all such licenses granted under the Tribal Gaming Ordinance, and the regulations promulgated pursuant thereto, and other applicable federal, state, foreign or local laws.

“Gaming Regulatory Authority” means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including, without limitation, any division of the Authority or any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Tribe or the Authority.

“Government Securities” means direct obligations of, or obligations guaranteed by, the United States of America, and for the payment of which the United States pledges its full faith and credit.

“Government Service Payments” means (1) monthly payments to the Tribe by the Authority pursuant to the terms of that certain Priority Distribution Agreement between the Authority and the Tribe dated August 31, 2001 in an annual amount of $14.0 million (as of March 1999), which amount has been and shall be adjusted annually on the last day of each calendar year commencing with the year 2000 by the Consumer Price Index as published for the applicable year, and (2) amounts equal to those reflected on each annual audited income statement of the Authority as prepared in accordance with GAAP relating to payment for governmental services (including charges for utilities, police and fire department services, health and emergency medical services, the pro rata portion of Tribal Council costs and salaries attributable to the operations of the Authority, and similar pro rata costs of other tribal departments, in each case, to the extent that the costs of such departments are attributable to the operations of the Authority) by the Authority to the Tribe or any of its representatives, political subunits, councils, agencies or instrumentalities.

“Guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

“Guarantors” means Mohegan Basketball Club LLC, Mohegan Commercial Ventures PA, LLC, Downs Racing, L.P., Backside, L.P., Mill Creek Land, L.P. and Northeast Concessions, L.P.

“Hedging and Swap Obligations” means, with respect to any Person:

(1) the obligations of such Person under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

(2) the obligations of such Person under other agreements or arrangements relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices.

“IGRA” means the Indian Gaming Regulatory Act of 1988, PL 100-497, U.S.C. 2701 et seq. as same may, from time to time, be amended.

“Indebtedness” means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

(1) borrowed money;

(2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

(3) banker’s acceptances;

(4) Capital Lease Obligations;

(5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

(6) any Hedging and Swap Obligations,

if and to the extent any of the preceding items (other than letters of credit and Hedging and Swap Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person.

The amount of any Indebtedness outstanding as of any date shall be:

(1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

(2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Authority.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Authority or any Subsidiary of the Authority sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Authority such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Authority, the Authority shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption “—Covenants—Restricted Payments.”

“Key Project Assets” means:

(1) the Lease and any real property or interest in real property comprising the Resort held in trust for the Tribe by the United States;

(2) any improvements (including, without limitation, the Resort) to the leasehold estate under the Lease or such real property comprising the Resort (but excluding any obsolete personal property or real property improvements determined by the Authority to be no longer useful to the operations of the Resort); and

(3) any business records of the Authority or the Tribe relating to the operation of the Resort.

“Lease” means the Land Lease between the Tribe and the Authority dated September 29, 1995, as the same may be amended in accordance with the terms thereof and of the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

“Management Board” means the Management Board of the Authority or any authorized committee of the Management Board of the Authority, as applicable.

“Maximum Foreseeable Loss” means the maximum foreseeable casualty loss associated with the Resort determined from time to time by AON Risk Services or another professional insurance consultant retained by the Authority, provided that the amount thereof shall be not less than $750,000,000.

“Net Income” means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP and before any reduction in respect of dividends on preferred interests, excluding, however:

(1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (A) any Asset Sale (including, without limitation, dispositions pursuant to sale leaseback transactions) or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

(2) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss; less

(3) in the case of any Person that is a partnership or a limited liability company, the amount of withholding for tax purposes of such Person for such period.

“Net Proceeds” means the aggregate cash proceeds received by the Authority or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale including, without limitation, legal, accounting and investment banking fees, and sales commissions and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness (other than the repayment of Senior Indebtedness), secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

“NIGC” means the National Indian Gaming Commission.

“notes” means the Authority’s 6 7/8% Senior Subordinated Notes due 2015 (including outstanding notes and exchange notes).

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Ownership Interest” means, with respect to any Person, Capital Stock of such Person or any interest which carries the right to elect or appoint any members of the Management Board or the Board of Directors or other executive office of such Person.

“Permitted Asset Swap” means the exchange by the Authority or any Restricted Subsidiary of any assets for other assets from a Person; provided that, the assets received in such exchange are believed by the Authority in good faith to be of substantially equivalent value and substantially all of which are either (i) long term assets that are used or useful in the Principal Business, (ii) cash or (iii) any combination of the foregoing clauses (i) and (ii).

“Permitted Investments” means:

(1) any Investment in the Authority or in a Restricted Subsidiary of the Authority that is engaged in a Principal Business or a Related Business;

(2) any Investment in cash or Cash Equivalents;

(3) any Investment by the Authority or any Restricted Subsidiary of the Authority in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Authority and a Subsidiary Guarantor, and is engaged in a Principal Business or a Related Business or (b) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Authority or a Restricted Subsidiary of the Authority;

(4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the provision of the Indenture described above under the caption “—Repurchase at the Option of Holders—Asset Sales;”

(5) any Investment in any Persons having an aggregate fair market value (as determined in good faith by the Management Board and measured as of the date of such Investment, without giving effect to any subsequent increases or decreases in value) not to exceed the sum of (i) $125.0 million, plus (ii) twenty-five percent (25%) of Consolidated Cash Flow for the twelve (12) calendar months preceding the date of any such Investment, at any one time outstanding;

(6) Government Service Payments;

(7) payroll advances to employees of the Authority or its Restricted Subsidiaries for travel, entertainment and relocation expenses in the ordinary course of business in an aggregate amount not to exceed $250,000 at any one time outstanding;

(8) accounts and notes receivable if created or acquired in the ordinary course of business and which are payable or dischargeable in accordance with customary trade terms; and

(9) Investments related to Hedging and Swap Obligations, so long as such Hedging and Swap Obligations are not used for speculative purposes.

“Permitted Junior Securities” means Equity Interests in the Authority or any Subsidiary Guarantor debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness pursuant to the Indenture.

“Permitted Liens” means:

(1) Liens securing Credit Facilities and Liens securing Indebtedness that was permitted by the terms of the Indenture to be incurred under clauses (5), (6) (to the extent of the Liens securing such Indebtedness being refinanced), (7), (10) or (11) of the second paragraph of the covenant described under the caption entitled “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock;”

(2) Liens in favor of the Authority or a Restricted Subsidiary;

(3) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature (including, without limitation, pledges or deposits made in connection with obligatory workers’ compensation laws, unemployment insurance or similar laws) incurred in the ordinary course of business;

(4) Liens existing on the date of the Indenture;

(5) Liens arising as a result of survey exceptions, title defects, encumbrances, easements, reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes or zoning or other restrictions as to the use of real property not interfering with the ordinary conduct of the business of the Authority or any of its Restricted Subsidiaries;

(6) Liens arising by operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

(7) Liens incurred as a result of any interest or title of a lessor or lessee under any lease of property (including any Lien granted by such lessor or lessee but excluding any Lien arising in respect of a Financing Lease);

(8) Liens in favor of the Tribe representing the ground lessor’s interest under the Lease;

(9) Liens on property existing at the time or acquisition thereof by the Authority or a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such acquisition;

(10) Liens for taxes, assessments or governmental charges, claims or rights that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

(11) Liens incurred in the ordinary course of business of the Authority or a Restricted Subsidiary with respect to obligations that do not exceed $500,000 at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property and materially impair the use thereof in the operation of business by the Authority; provided however, it is acknowledged that Permitted Liens will not include any Lien on the land held in trust for the Tribe by the United States or any real property interest therein, including the buildings, improvements and fixtures, other than the leasehold interest pursuant to the Lease, or which will give the holder thereof a proprietary interest in any gaming activity as prohibited by Section 11(b)(2)(A) of IGRA; and

(12) Liens created by or resulting from any legal proceeding with respect to which the Authority or a Restricted Subsidiary is prosecuting an appeal proceeding for review and the Authority or such Restricted Subsidiary is maintaining adequate reserves in connection with GAAP.

“Permitted Refinancing Indebtedness” means any Indebtedness of the Authority or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Authority or any of its Restricted Subsidiaries; provided that:

(1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of prepayment premiums, consent fees and reasonable expenses incurred in connection therewith);

(2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; provided that if the original maturity date of such Indebtedness is after the Stated Maturity of the notes, then such Permitted Refinancing Indebtedness shall have a maturity at least 180 days after the notes;

(3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

(4) such Indebtedness is incurred either by the Authority or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

“Principal Business” means (1) (a) Gaming and (b) hotel and resort businesses and any activity or business incidental, directly or indirectly related, or similar thereto, or any business or activity that is a reasonable extension, development or expansion thereof or ancillary thereto, including, without limitation, any golf, entertainment, transportation, recreation or other activity or business designed to promote, market, support, develop, construct or enhance Gaming and other businesses, in either case operated by the Authority at the Resort and (2) casino gaming and related businesses (including, without limitation, those described in clause (1)(b) above) located outside the State of Connecticut.

“Redemption Date” means, when used with respect to any note to be redeemed, in whole or in part, the date fixed for such redemption by or pursuant to the Indenture.

“Reference Treasury Dealer” means each of Banc of America Securities LLC and Citigroup Global Markets Inc. and their respective successors. If any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will appoint in its place another nationally recognized investment banking firm that is a Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 3:30 p.m., New York City time, on the third business day preceding such redemption date.

“Related Business” means any business related to the Principal Business.

“Relinquishment Agreement” means the Relinquishment Agreement dated February 7, 1998 between the Authority and TCA.

“Remaining Scheduled Payments” means, with respect to each note to be redeemed, the remaining scheduled payments of the principal thereof and interest thereon that would be due after the related Redemption Date if such note were not redeemed. However, if such Redemption Date is not an interest payment date with respect to such note, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such Redemption Date.

“Representative” means the indenture trustee or other trustee, agent or representative for any Senior Indebtedness.

“Resort” means the multi-amenity gaming and entertainment resort located on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut and the convention center, retail facilities, arena, hotel and improvements constructed or proposed to be constructed adjacent thereto, as described in this prospectus, but excluding (i) any obsolete personal property or real property improvement determined by the Authority to be no longer useful or necessary to the operations or support of the Resort and (ii) any equipment leased from a third party in the ordinary course of business.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended.

“Senior Indebtedness” means:

(1) all Indebtedness outstanding under the Credit Facilities and all Hedging and Swap Obligations with respect thereto including, without limitation, all principal, interest, fees and other amounts payable with respect thereto, including any interest which accrues following any bankruptcy or insolvency of the Authority, the Tribe or any Subsidiary Guarantor;

(2) the Senior Notes;

(3) any other Indebtedness permitted to be incurred by the Authority under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes;

(4) all Obligations with respect to the foregoing; and

(5) at any time the Senior Relinquishment Payments (as defined in the Relinquishment Agreement) to the extent then due and owing pursuant to the terms of the Relinquishment Agreement.

Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

(1) any Indebtedness of the Authority to any of its Restricted Subsidiaries or other Affiliates; or

(2) any Indebtedness that is incurred in violation of the Indenture.

“Senior Notes” means the Authority’s 8 1/8% Senior Notes due 2006 and the Authority’s 6 1/8% Senior Notes due 2013.

“Significant Subsidiary” means any subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the Indenture.

“Stated Maturity” means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid including as a result of any mandatory sinking fund payment or mandatory redemption in the documentation governing such Indebtedness in effect on the date hereof or, if such Indebtedness is incurred after the date of the Indenture, in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

“Subordinated Indebtedness” means any Indebtedness that by its terms is expressly subordinated in right of payment in any respect to the payment of any obligation on the notes.

“Subsidiary” means:

(1) any instrumentality or subdivision or subunit of the Authority that has a separate legal existence or status or whose property and assets would not otherwise be bound to the terms of the Indenture; or

(2) with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of the shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. The Tribe and any other instrumentality of the Tribe that is not also an instrumentality of the Authority shall not be a Subsidiary of the Authority.

“Subsidiary Guarantee” means the joint and several guarantee by the Authority’s Subsidiaries of the Authority’s obligations under the notes, in substantially the form of such Subsidiary Guarantee attached as Exhibit D to the Indenture.

“Subsidiary Guarantor” means any Subsidiary of the Authority that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture.

“TCA” means Trading Cove Associates.

“Treasury Rate” means an annual rate equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such Redemption Date. The semiannual equivalent yield to maturity will be computed as of the second business day immediately preceding such Redemption Date.

“Tribal Council” means the Tribe’s nine member elected council which exercises all the legislative and executive powers of the Tribe.

“Tribal Gaming Ordinance” means the ordinance and any amendments thereto, and all related or implementing ordinances, including, without limitation, the Gaming Authority Ordinance, enacted on July 15, 1995, which are enacted by the Tribe or authorize and regulate gaming on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut pursuant to IGRA.

“Tribal Tax Code” means any sales, use, room occupancy and related excise taxes, including admissions and cabaret taxes and any other tax (other than income tax) that may be imposed by the State of Connecticut that the Tribe may impose on the Authority, its patrons or operations; provided, however, that the rate and scope of such taxes shall not be more onerous than those imposed by the State of Connecticut.

“Tribe” means the Mohegan Tribe of Indians of Connecticut, a sovereign tribe recognized by the United States of America pursuant to 25 C.F.R. § 83.

“Unrestricted Subsidiary” means (i) any Subsidiary of the Authority that at the time of determination shall be designated an Unrestricted Subsidiary by the Management Board in the manner provided below and (ii) any Subsidiary of an Unrestricted Subsidiary. The Management Board may designate any Restricted Subsidiary (including any newly acquired or newly formed Subsidiary of the Authority) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Authority or any Restricted Subsidiary; provided that either (A) the Subsidiary to be so designated has total assets of $1,000 or less or (B) if such Subsidiary has assets greater than $1,000, such designation would be permitted under the covenant described under the caption “—Covenants—Restricted Payments.”

Any such designation by the Management Board shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption “—Covenants—Restricted Payments.” If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Authority as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” the Authority shall be in default of such covenant). The Authority may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Authority of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption “—Covenants—Incurrence of Indebtedness and Issuance of Preferred Stock,” calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Management Board or Board of Directors, as the case may be, of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

(1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

(2) the then outstanding principal amount of such Indebtedness.

“Wholly Owned Restricted Subsidiary” of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences regarding the participation in the exchange offer and of the ownership and disposition of the exchange notes. This summary is limited to the U.S. federal income tax consequences relevant to holders who purchased outstanding notes in connection with their original issue at the issue price for cash and to notes that are held as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary is based on the Internal Revenue Code of 1986, as amended, administrative pronouncements of the Internal Revenue Service, or IRS, judicial decisions and final, temporary and proposed Treasury regulations, changes to any of which subsequent to the date of this prospectus may affect the tax consequences described herein, possibly with retroactive effect.

This summary is intended for general information only and does not describe all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, or to holders subject to special U.S. federal income tax rules, such as:

•	financial institutions;

•	insurance companies;

•	dealers in securities or foreign currencies;

•	persons holding notes as part of a straddle, hedge, conversion or other integrated transaction;

•	persons whose functional currency is not the U.S. dollar;

•	former citizens or residents of the United States; and

•	persons subject to the alternative minimum tax.

Moreover, this summary does not address any aspect of U.S. federal tax law other than income taxation and does not describe any state, local or non-U.S. tax laws that may be applicable to holders.

Persons considering the tender of an outstanding note for an exchange note are urged to consult their tax advisors with regard to the application of the U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

As used herein, the term “U.S. holder” means a beneficial owner of a note that, for U.S. federal income tax purposes, is:

•	a citizen or resident alien individual of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source;

•	a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of that trust; or

•	a trust that was in existence on August 20, 1996, that was treated as a U.S. person under U.S. federal income tax law immediately prior to such date and that made a valid election to be treated as a U.S. person under the Code.

A “non-U.S. holder” is a beneficial owner of a note that is neither a U.S. holder nor a partnership.

The U.S. federal income tax treatment of a partner in a partnership holding notes generally will depend on the status of the partner and the activities of the partnership. If you are a partner in a partnership, you should consult your tax advisor regarding the U.S. federal income tax consequences of an investment by the partnership in the notes.

Exchange of Outstanding Notes for Exchange Notes

The exchange of outstanding notes for exchange notes pursuant to the exchange offer will not constitute a taxable event to holders. Rather, the exchange notes will be treated as a continuation of the outstanding notes for federal income tax purposes, and are referred to together as “notes” in this summary of federal income tax consequences. Consequently, no gain or loss will be recognized by a holder upon receipt of an exchange note, the holding period of the exchange note will include the holding period of the outstanding note, and the initial basis of the exchange note will be the same as the basis of the outstanding note immediately before the exchange.

Taxation of U.S. Holders

Stated Interest on the Notes

Stated interest paid or accrued on the notes will be taxable to a U.S. holder as ordinary interest income when it is paid or accrued in accordance with such U.S. holder’s method of accounting for U.S. federal income tax purposes.

Liquidated Damages on Notes

We intend to take the position for U.S. federal income tax purpose that any payments of liquidated damages should be taxable to you as additional interest income when paid or accrued, in accordance with your method of accounting. This position is based in part on the assumption that as of the date of issuance of the notes, the possibility that liquidated damages will have to be paid is a “remote” or “incidental” contingency within the meaning of applicable Treasury regulations. Our determination that such possibility is a remote or incidental contingency is binding on you, unless you explicitly disclose that you are taking a different position to the IRS on your tax return for the year during which you acquire the notes. However, the IRS may take a contrary position from that described above, which could affect the timing and character of your income from the notes with respect to the payments of liquidated damages.

Market Discount

The resale value of your notes may be affected by the market discount rules under the Code. Under these rules, if a U.S. holder acquires a note for an amount that is less than its stated principal amount, the amount of such difference is treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount.

A U.S. holder that purchases a note with market discount is required to treat any payment on, or any gain upon the sale, exchange, or retirement (including redemption or repurchase) of a note, as ordinary income to the extent of the accrued market discount on the note that has not previously been included in gross income. If a U.S. holder disposes of the note in certain otherwise nontaxable transactions, accrued market discount is includible in gross income by the U.S. holder, as ordinary income, as if such U.S. holder had sold the note at its then fair market value.

In general, the amount of market discount that has accrued is determined on a ratable basis. A U.S. holder may, however, elect to determine the amount of accrued market discount on a constant yield to maturity basis. This election is made on a note-by-note basis and is irrevocable.

A U.S. holder may not be allowed to deduct immediately a portion of the interest expense on any indebtedness incurred or continued to purchase or to carry notes with market discount. A U.S. holder may, however, elect to include market discount in gross income currently as it accrues, rather than upon a disposition of the note, in which case the interest deferral rule will not apply. An election to include market discount in gross income on an accrual basis will apply to all debt instruments acquired by the U.S. holder on or after the first day of the first taxable year to which such election applies and is irrevocable without the consent of the IRS. A U.S. holder’s tax basis in a note will be increased by the amount of market discount included in such U.S. holder’s gross income under such an election.

Sale or Other Taxable Disposition of the Notes

Upon the sale or other taxable disposition (including redemption or repurchase) of a note, a U.S. holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale or other taxable disposition of the note (except to the extent the amount realized is attributable to accrued interest, which will be taxable as ordinary interest income to the extent not previously included in income), and the U.S. holder’s adjusted tax basis in the note. A U.S. holder’s adjusted tax basis in a note generally will be the amount such U.S. holder paid for the note. Gain or loss recognized on the sale or other taxable disposition of a note generally will be capital gain or loss and will be long-term capital gain or loss if at the time of sale, or other taxable disposition, the note has been held for more than one year. Long-term capital gains for non-corporate taxpayers are subject to reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information reporting requirements will apply in connection with payments of principal and interest on the notes and payments of the proceeds from a sale or other disposition of the notes. A U.S. holder may be subject to U.S. backup withholding tax at the rates specified in the Code on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certain certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the U.S. holder’s U.S. federal income tax liability and may entitle the U.S. holder to a refund, provided that the required information is furnished to the IRS.

Taxation of Non-U.S. Holders

Payments of Interest

Subject to the discussion of backup withholding below, if you are a non-U.S. holder of notes, interest paid to you will not be subject to U.S. federal income taxes or withholding tax if the interest is not effectively connected with your conduct of a trade or business within the United States, provided that you:

•	do not actually or constructively own a 10% or greater interest in us;

•	are not a controlled foreign corporation with respect to which we are a “related person” within the meaning of section 864(d)(4) of the Code;

•	are not a bank receiving interest described in section 881(c)(3)(A) of the Code; and

•	provide the appropriate certification as to your foreign status. You can generally meet this certification requirement by providing a properly executed Form W-8BEN or appropriate substitute form to us, or our paying agent. If you hold the notes through a financial institution or other agent acting on your behalf, you may be required to provide appropriate documentation to your agent. Your agent will then generally be required to provide appropriate certifications to us or our paying agent, either directly or through other intermediaries. Special certification rules apply to foreign partnerships, estates and trusts, and in certain circumstances certifications as to foreign status of partners, trust owners or beneficiaries may have to be provided to us or our paying agent.

If you do not qualify for an exemption under these rules, interest income from the notes may be subject to withholding tax at the rate of 30% (or lower applicable treaty rate) at the time it is paid. The payment of interest effectively connected with your U.S. trade or business, however, would not be subject to a 30% withholding tax so long as you provide us or our agent an adequate certification (currently on Form W-8ECI), but such interest would be subject to U.S. federal income tax on a net basis at the rates applicable to United States persons generally. In addition, if you are a foreign corporation and the payment of interest is effectively connected with your U.S. trade or business, you may also be subject to a 30% (or lower applicable treaty rate) branch profits tax. To claim the benefit of a tax treaty, you must provide a properly-executed Form W-8BEN before the payment of interest and you may be required to obtain a U.S. taxpayer identification number and provide documentary evidence issued by foreign governmental authorities to prove residence in the foreign country.

Liquidated Damages on Notes

Any payment of liquidated damages on the notes as discussed under “Taxation of U.S. Holders—Liquidated Damages on Notes” should be treated as a payment of interest to the non-U.S. holder as discussed above.

Sale or Other Taxable Dispositions of the Notes

If you are a non-U.S. holder, you generally will not be subject to U.S. federal income tax on any amount which constitutes capital gain upon retirement or disposition of a note, unless any of the following is true:

•	your investment in the note is effectively connected with your conduct of a U.S. trade or business;

•	if you are a non-U.S. holder who is a nonresident alien individual holding the note as a capital asset, you are present in the United States for 183 or more days in the taxable year within which sale, redemption or other disposition takes place, and certain other requirements are met; or

•	you are subject to provisions of U.S. tax laws applicable to certain U.S. expatriates.

If you have a U.S. trade or business and the investment in the notes is effectively connected with that trade or business, the payment of the sales proceeds with respect to the notes would be subject to U.S. federal income tax on a net basis at the rate applicable to United States persons generally. In addition, foreign corporations may be subject to a 30% (or lower applicable treaty rate) branch profits tax if the investment in the note is effectively connected with the foreign corporation’s U.S. trade or business.

Information Reporting and Backup Withholding

United States backup withholding tax will not apply to payments on the notes to a non-U.S. holder if the statement described above under “Taxation of Non-U.S. holders—Payments of Interest” is duly provided by such holder. Information reporting requirements may apply with respect to interest payments on the notes, in which event the amount of interest paid and tax withheld (if any) with respect to each non-U.S. holder will be reported annually to the Internal Revenue Service. Information reporting requirements and backup withholding tax will not apply to any payment of proceeds of the sale of notes effected outside the United States by a foreign office of a “broker” as defined in applicable United States Treasury regulations, unless such broker:

•	is a United States person as defined in the Code;

•	is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States;

•	is a controlled foreign corporation for United States federal income tax purposes; or

•	is a foreign partnership with certain U.S. connections.

Payment of the proceeds of any such sale effected outside the United States by a foreign office of any broker that is described in one of the categories listed in the preceding sentence may be subject to backup withholding tax and information reporting requirements, unless such broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and certain other conditions are met, or the beneficial owner otherwise establishes an exemption. Payment of the proceeds of any such sale to or through the United States office of a broker is subject to information reporting and backup withholding requirements unless the beneficial owner of the notes provides the statement described above under “Taxation of Non-U.S. holders—Payments of Interest” or otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder will be allowed as a credit against such non-U.S. holder’s United States federal income tax and may entitle the non-U.S. holder to a refund, provided that the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The Authority has agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

The Authority will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date, the Authority will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal or in an electronic message through DTC’s ATOP. The Authority has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the outstanding notes (including any broker-dealers) against specific types of liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters with regard to the validity of the exchange notes will be passed upon for the Authority by Hogan & Hartson L.L.P.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The financial statements of the Mohegan Tribal Gaming Authority as of September 30, 2004 and 2003 and for each of the three years in the period ended September 30, 2004 included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Downs Racing, Inc. as of December 31, 2004 and for the year then ended included in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

With respect to the unaudited financial statements of the Mohegan Tribal Gaming Authority for the six-month periods ended March 31, 2005 and 2004 included in this Prospectus, PricewaterhouseCoopers LLP reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report dated May 18, 2005 appearing herein, states that they did not audit and they do not express an opinion on that unaudited financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. PricewaterhouseCoopers LLP is not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited financial information because that report is not a “report” or a “part” of the registration statement prepared or certified by PricewaterhouseCoopers LLP within the meaning of Sections 7 and 11 of the Act.

WHERE YOU CAN GET MORE INFORMATION

The Authority has filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-125607 ) with respect to the exchange notes it is offering of which this prospectus forms a part. This prospectus does not contain all the information contained in the registration statement, including exhibits and schedules. You should refer to the registration statement, including the exhibits and schedules, for further information about the Authority and the exchange notes it is offering. The registration statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

In addition, the Authority files annual, quarterly and current reports and other information with the SEC. You may read and copy any of these documents at the following location:

Public Reference Room

450 Fifth Street, NW

Room 1024

Washington, DC 20549

You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, including us, who file electronically with the SEC. The address of that site is www.sec.gov.

Through our website, www.mohegansun.com, we make available, free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) under the Securities Exchange Act of 1934. These materials are available as soon as reasonably practicable after we electronically file such material with or furnish it to the SEC. You may also obtain a copy of these filings at no cost, by writing or telephoning us at the following address:

Mohegan Tribal Gaming Authority

Attn: Chief Financial Officer

One Mohegan Sun Boulevard

Uncasville, CT 06382

Phone: (860) 862-8000

INDEX TO FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets of Mohegan Tribal Gaming Authority as of September 30, 2004 and 2003	F-3

Consolidated Statements of Income of Mohegan Tribal Gaming Authority for the Fiscal Years Ended September 30, 2004, 2003 and 2002	F-4

Consolidated Statements of Changes in Capital of Mohegan Tribal Gaming Authority for the Fiscal Years Ended September 30, 2004, 2003 and 2002	F-5

Consolidated Statements of Cash Flows of Mohegan Tribal Gaming Authority for the Fiscal Years Ended September 30, 2004, 2003 and 2002	F-6

Notes to Consolidated Financial Statements of Mohegan Tribal Gaming Authority	F-7

Report of Independent Registered Public Accounting Firm	F-36

Condensed Consolidated Balance Sheets of Mohegan Tribal Gaming Authority as of March 31, 2005 (unaudited) and September 30, 2004	F-37

Condensed Consolidated Statements of Income of Mohegan Tribal Gaming Authority for the Quarters and Six Months Ended March 31, 2005 and 2004 (unaudited)	F-38

Condensed Consolidated Statements of Changes in Capital of Mohegan Tribal Gaming Authority for the Quarters and Six Months Ended March 31, 2005 and 2004 (unaudited)	F-39

Condensed Consolidated Statements of Cash Flows of Mohegan Tribal Gaming Authority for the Quarters and Six Months Ended March 31, 2005 and 2004 (unaudited)	F-40

Notes to Condensed Consolidated Financial Statements of Mohegan Tribal Gaming Authority	F-41

Report of Independent Registered Public Accounting Firm	F-61

Consolidated Balance Sheet of Downs Racing, Inc. as of December 31, 2004	F-62

Consolidated Statement of Operations of Downs Racing, Inc. for the Year Ended December 31, 2004	F-63

Consolidated Statement of Stockholder’s Equity of Downs Racing, Inc. for the Year Ended December 31, 2004	F-64

Consolidated Statement of Cash Flows of Downs Racing, Inc. for the Year Ended December 31, 2004	F-65

Notes to Consolidated Financial Statements of Downs Racing, Inc.	F-66

Report of Independent Registered Public Accounting Firm

To the Management Board

of Mohegan Tribal Gaming Authority:

In our opinion, the consolidated balance sheets and the related consolidated statements of income, changes in capital and cash flows present fairly, in all material respects, the financial position of Mohegan Tribal Gaming Authority and its subsidiaries (the “Authority”) at September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Authority’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/    PricewaterhouseCoopers LLP

Hartford, Connecticut

November 10, 2004

MOHEGAN TRIBAL GAMING AUTHORITY

CONSOLIDATED BALANCE SHEETS

(in thousands)

	September 30, 2004	September 30, 2003
ASSETS
Current assets:
Cash and cash equivalents	$60,794	$73,264
Receivables, net	13,178	13,434
Due from Tribe	52	2,453
Inventories	15,181	13,822
Other current assets	9,185	15,379

Total current assets	98,390	118,352
Non-current assets:
Property and equipment, net	1,328,132	1,386,338
Trademark and other intangible assets, net	127,550	129,375
Notes receivable from affiliate, net (Note 14)	2,760	—
Other assets, net	22,873	24,446

Total assets	$1,579,705	$1,658,511

LIABILITIES AND CAPITAL
Current liabilities:
Current portion of long-term debt	$23,272	$1,000
Current portion of relinquishment liability	88,530	85,865
Trade payables	25,710	25,670
Accrued interest payable	18,504	22,323
Other current liabilities	96,142	86,642

Total current liabilities	252,158	221,500
Non-current liabilities:
Long-term debt, net of current portion	1,003,051	1,101,649
Relinquishment liability, net of current portion	383,493	419,699
Other long-term liabilities	197	14,558

Total liabilities	1,638,899	1,757,406

Minority interest	1,845	—

Commitments and contingencies (Notes 11, 14 and 16)

Capital:
Retained deficit	(61,039)	(98,592)
Accumulated other comprehensive loss	—	(303)

Total capital	(61,039)	(98,895)

Total liabilities and capital	$1,579,705	$1,658,511

The accompanying notes are an integral part of these consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

	For the Year Ended Sept. 30, 2004	For the Year Ended Sept. 30, 2003	For the Year Ended Sept. 30, 2002
Revenues:
Gaming	$1,125,145	$1,061,376	$958,617
Food and beverage	89,850	87,040	75,062
Hotel	52,035	52,370	20,884
Retail, entertainment and other	100,903	79,654	66,497

Gross revenues	1,367,933	1,280,440	1,121,060
Less—Promotional allowances	(111,007)	(102,952)	(88,167)

Net revenues	1,256,926	1,177,488	1,032,893

Operating costs and expenses:
Gaming	631,498	603,555	544,051
Food and beverage	43,264	39,206	34,275
Hotel	15,440	14,137	5,989
Retail, entertainment and other	41,870	38,482	26,980
Advertising, general and administrative	179,179	171,362	141,073
Corporate development	1,566	—	—
Pre-opening costs and expenses	—	—	7,755
Depreciation and amortization	93,595	92,123	78,721
Relinquishment liability reassessment	3,897	(22,710)	(19,631)

Total operating costs and expenses	1,010,309	936,155	819,213

Income from operations	246,617	241,333	213,680

Other income (expense):
Accretion of relinquishment liability discount	(29,939)	(33,592)	(36,333)
Interest income	232	269	418
Interest expense, net of capitalized interest	(78,970)	(83,492)	(76,635)
Loss on early extinguishment of debt	(34,138)	(27,396)	—
Write-off of debt issuance costs	—	(403)	(826)
Other income (expense), net	(933)	(1,034)	(272)

Total other expense	(143,748)	(145,648)	(113,648)

Income before minority interest	102,869	95,685	100,032
Minority interest	18	—	—

Net income	$102,887	$95,685	$100,032

The accompanying notes are an integral part of these consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

(in thousands)

	Retained Deficit	Accumulated Other Comprehensive Loss	Total Capital
Balances, September 30, 2001	$(192,177)	$(1,991)	$(194,168)
Net income	100,032		100,032
Unrealized gain on derivative instruments		901	901

Total comprehensive income			100,933
Distributions to Tribe	(42,132)		(42,132)

Balances, September 30, 2002	$(134,277)	$(1,090)	$(135,367)

Net income	95,685		95,685
Reclassification of derivative instrument losses to earnings		787	787

Total comprehensive income			96,472
Distributions to Tribe	(60,000)		(60,000)

Balances, September 30, 2003	$(98,592)	$(303)	$(98,895)

Net income	102,887		102,887
Reclassification of derivative instrument losses to earnings		303	303

Total comprehensive income			103,190
Distributions to Tribe	(65,017)		(65,017)
Capital adjustment from majority-owned subsidiary transaction	(317)		(317)

Balances, September 30, 2004	$(61,039)	$—	$(61,039)

The accompanying notes are an integral part of these consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Fiscal Year Ended
	September 30, 2004	September 30, 2003	September 30, 2002
Cash flows provided by (used in) operating activities:
Net income	$102,887	$95,685	$100,032
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	93,595	92,123	78,721
Accretion of discount to the relinquishment liability	29,939	33,592	36,333
Relinquishment liability reassessment	3,897	(22,710)	(19,631)
Cash paid for accretion of discount to the relinquishment liability	(30,852)	(34,277)	(36,207)
Loss on early extinguishment of debt	34,138	27,396	6
Payment of tender offer costs	(32,192)	(23,044)	—
Change in fair value of derivative instruments	—	(2,994)	(1,254)
Loss on disposition of assets	933	1,040	265
Provision for losses on notes and account receivable	710	1,223	991
Amortization of debt issuance costs	5,921	6,687	6,602
Write-off of debt issuance costs	—	403	826
Amortization of net deferred gain on settlement of derivative instruments	(117)	(741)	—
Reclassification of derivative instrument losses to earnings	303	787	—
Minority interest	(18)	—	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables	1,551	(2,634)	(8,809)
(Increase) decrease in inventories	(1,359)	492	(2,859)
(Increase) decrease in other assets	(794)	(4,157)	8,631
Increase (decrease) in trade payables	40	12,260	(7,904)
Increase in other current liabilities	6,471	14,353	27,956

Net cash flows provided by operating activities	215,053	195,484	183,699

Cash flows provided by (used in) investing activities:
Purchases of property and equipment, net of change in construction payables of $(1,232), $(27,463) and $(126,674) respectively	(31,912)	(57,740)	(351,417)
Investment in WNBA franchise (See Note 13)	—	(2,259)	—
Proceeds from asset sales	108	1,094	148
Capitalized pre-acquisition costs (See Note 16)	(277)	—	—
Issuance of third-party loans	(654)	(500)	(1,181)
Payments received on third-party loans	221	117	195

Net cash flows used in investing activities	(32,514)	(59,288)	(352,255)

Cash flows provided by (used in) financing activities:
Prior bank credit facility borrowings	—	35,000	258,000
Prior bank credit facility repayments	—	(286,000)	(265,000)
Bank Credit Facility borrowings—revolving loan	290,000	206,000	—
Bank Credit Facility repayments—revolving loan	(268,000)	(140,000)	—
Bank Credit Facility borrowings—term loan	—	100,000	—
Bank Credit Facility repayments—term loan	(8,334)	—	—
Line of credit borrowings	208,923	67,000	10,000
Line of credit repayments	(203,837)	(67,000)	(10,000)
Proceeds from the issuance of long-term debt	225,000	330,000	250,000
Payments on long-term debt	(325,925)	(294,759)	—
Minority interest distribution, net of contributions	(2,517)	—	—
Principal portion of relinquishment liability payments	(36,525)	(28,633)	(14,911)
Distributions to Tribe	(65,017)	(60,000)	(42,132)
Payments on capital lease obligations	—	—	(1,520)
Capitalized debt issuance costs	(3,709)	(10,570)	(7,416)
Net proceeds (payment) from settlement of derivative instruments	(5,146)	1,072	2,173
Increase (decrease) in other long-term liabilities	78	(59)	95

Net cash flows provided by (used in) financing activities	(195,009)	(147,949)	179,289

Net increase (decrease) in cash and cash equivalents	(12,470)	(11,753)	10,733
Cash and cash equivalents at beginning of year	73,264	85,017	74,284

Cash and cash equivalents at end of year	$60,794	$73,264	$85,017

Supplemental disclosures:
Cash paid during the year for interest	$75,282	$84,716	$70,715

The accompanying notes are an integral part of these consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

The Mohegan Tribe of Indians of Connecticut (the “Tribe”) established the Mohegan Tribal Gaming Authority (the “Authority”) in July 1995 with the exclusive power to conduct and regulate gaming activities for the Tribe on Tribal lands and the non-exclusive authority to conduct such activities elsewhere. The Tribe is a federally recognized Indian tribe with an approximately 405-acre reservation located in southeastern Connecticut. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a compact with the affected state. The Tribe and the State of Connecticut have entered into such a compact (the “Mohegan Compact”), which has been approved by the United States Secretary of the Interior. The Authority is primarily engaged in the ownership, operation and development of gaming facilities. On October 12, 1996, the Authority opened a casino known as the Mohegan Sun Casino (“Mohegan Sun”). The Authority is governed by a nine-member Management Board, consisting of the same nine members as those of the Mohegan Tribal Council (the governing body of the Tribe). Any change in the composition of the Tribal Council results in a corresponding change in the Authority’s Management Board.

The Authority has a wholly owned subsidiary, the Mohegan Basketball Club LLC (“MBC”), which owns and operates a professional basketball team in the Women’s National Basketball Association (“WNBA”), the Connecticut Sun. MBC owns approximately 3.9% of the membership interests in WNBA, LLC.

On July 23, 2004, the Authority formed Mohegan Ventures-Northwest, LLC as a wholly owned subsidiary (“Mohegan Ventures-NW”). Mohegan Ventures-NW holds a 54.15% membership interest in Salishan-Mohegan LLC (“Salishan-Mohegan”), formed with an unrelated third party to participate in the development and management of a casino to be located in Clark County, Washington. The proposed casino will be owned by the Cowlitz Indian Tribe.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of Consolidation

The consolidated financial statements include the accounts of the Authority and its wholly owned subsidiaries MBC and Mohegan Ventures-NW, which includes its majority owned subsidiary, Salishan-Mohegan. In accordance with the Financial Accounting Standard Board (“FASB”) Interpretation No. (“FIN”) 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46”), the accounts of Salishan-Mohegan are consolidated into the accounts of Mohegan Ventures-NW as it is deemed to be the primary beneficiary. In consolidation, all intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

The Authority classifies as cash and cash equivalents deposits that can be redeemed on demand and investments with a maturity of three months or less when purchased. Cash equivalents are carried at cost, which approximates market value.

Receivables

Accounts receivable consists primarily of casino receivables, which represent credit extended to approved casino customers, and hotel and other non-gaming receivables. The Authority maintains an allowance for doubtful accounts which is based on management’s estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the creditworthiness of the customer. Future business or economic trends could affect the collectibility of these receivables.

Notes receivable from affiliate consist of reimbursable costs and expenses incurred by Salishan-Mohegan for the development of a casino in La Center, Washington to be owned by the Cowlitz Indian Tribe (see Note

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

14). The notes are payable upon (1) the receipt of necessary financing for the development of the proposed casino and (2) the related property being taken into trust by the United States Department of the Interior. Due to the inherent uncertainty in this arrangement, the Authority maintains a reserve for doubtful collection of these notes, which is based on management’s estimate of the probability that the notes will be collected considering the information management has on the progress of the casino project. Future complications in the receipt of financing, the relevant land being taken into trust or other matters affecting the development of the casino could affect the collectibility of the notes receivable.

Inventories

Inventories are stated at the lower of cost or market and consist principally of food and beverage, retail, hotel and operating supplies. Cost is determined using an average cost method. The Authority maintains a reserve for slow moving inventory, which is based on management’s estimate of the amount of inventory that may not be used in future casino operations considering the length of time items are held in inventory and information management obtains regarding the plans to utilize this inventory. Future business trends could affect the timely use of inventories.

Property and Equipment

Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line basis. Useful life estimates of asset categories are as follows:

Buildings and land improvements	40 years
Furniture and equipment	3-7 years

The costs of significant improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the determination of net income. Interest incurred for construction related projects during the construction period is capitalized at the Authority’s weighted-average borrowing rate and amortized over the life of the related asset.

In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS 144”), the carrying value of the Authority’s assets is reviewed when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on current and future levels of income and expected future cash flows as well as other factors, then an impairment loss is recognized in the Consolidated Statement of Income. The Authority believes no such impairment exists at September 30, 2004.

Trademark

In connection with the Relinquishment Agreement (see Note 12), Trading Cove Associates (“TCA”) granted the Authority an exclusive, irrevocable, perpetual, world-wide and royalty-free license with respect to trademarks and other similar rights, including the “Mohegan Sun” name used at or developed for Mohegan Sun. The trademarks were appraised by an independent valuation firm to have a value of $130.0 million. The independent valuation firm used the Income Approach—Relief from Royalty Method. The balance of the trademark is as follows (in thousands):

	As of September 30,
	2004	2003
Trademark	$130,000	$130,000
Accumulated amortization	(10,308)	(10,308)

Trademark, net	$119,692	$119,692

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”) the Mohegan Sun trademark is no longer subject to amortization over its estimated useful life as it has been deemed to have an indefinite useful life. However, SFAS 142 requires the trademark to be evaluated at least annually for impairment by applying a fair-value based test and, if impairment occurs, the amount of the impaired trademark must be written off immediately. The Authority applied the fair value test as of September 30, 2004 and determined that no impairment existed.

Other Intangible Assets

In January 2003, MBC acquired a membership in the WNBA and the right to own and operate a professional basketball team in the WNBA. As part of the acquisition, an independent valuation firm estimated a fair value for the player roster value, which is recorded as an intangible asset on the accompanying consolidated balance sheet, and the remainder of the acquisition cost has been recorded as franchise value, which is also included on the accompanying consolidated balance sheet. These assets are being amortized on a straight-line basis over their estimated useful lives. Refer to Note 13 for further discussion regarding the Authority’s accounting for these assets. The Authority recorded a write-off of $1.0 million of the player roster value intangible asset in fiscal year 2004, due to the termination of certain Connecticut Sun player contracts included on the original player roster. The loss is included in depreciation and amortization expense in the accompanying consolidated statement of income. The Authority believes no further write-off of these intangible assets is necessary at September 30, 2004.

Deferred Financing Costs

Debt issuance costs incurred in connection with the issuance of long-term debt are capitalized and amortized to interest expense based on the related debt agreements using the effective interest method or the straight-line method, which approximates the effective interest method. The unamortized amounts are included in other assets in the accompanying consolidated balance sheets.

Unredeemed Player’s Club Points

The Authority maintains an accrual for unredeemed Player’s Club points. The accrual is based on the estimated cost of the points expected to be redeemed at each balance sheet date. Management determines the adequacy of this accrual by periodically evaluating the historical redemption experience and projected trends related to this accrual. Actual results could differ from those estimates.

Self-insurance Accruals

The Authority is self-insured up to certain limits for costs associated with workers’ compensation and employee medical coverage. Liabilities for insurance claims and reserves include accruals of estimated settlements for known claims, as well as accruals of actuarial estimates of incurred but not reported claims. These accruals are included in other current liabilities in the accompanying consolidated balance sheet. In estimating these costs, the Authority considers historical loss experience and makes judgments about the expected levels of costs per claim. The Authority also uses information provided by independent consultants to assist in the determination of estimated accruals. These claims are accounted for based on estimates of the undiscounted claims, including those claims incurred but not reported. The Authority believes the use of these estimates to account for these liabilities provides a consistent and effective way to measure these accruals; however, changes in health care costs, accident frequency and severity and other factors can materially affect the estimate for these liabilities. The Authority continually monitors the potential changes in future estimates, evaluates insurance accruals and makes adjustments when necessary.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Relinquishment Liability

The Authority, in accordance with SFAS No. 5, “Accounting for Contingencies” (“SFAS 5”), has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement (see Note 12). The Authority reassesses projected revenues (and consequently the relinquishment liability) (i) annually in conjunction with the Authority’s budgeting process or (ii) when necessary to account for material increases or decreases in projected revenues over the relinquishment period. If the reassessment causes an overall increase to the projected revenues over the relinquishment period, the relinquishment liability will be increased by five percent of such increases in revenues, discounted at the Authority’s risk-free rate of investment (an incremental layer). If the reassessment causes an overall decrease to the projected revenues over the relinquishment period, the relinquishment liability will be decreased by five percent of such decrease in revenues, discounted based upon a weighted-average discount rate (a decremental layer). The weighted-average discount rate is defined as the average discount rate used to discount all previous incremental layers weighted by the amount of each such incremental layer. Further, the Authority records a quarterly accretion to the relinquishment liability to reflect the impact of the time value of money. Since there is a high level of estimates and judgments used with respect to calculating the relinquishment liability, future events that affect such estimates and judgments may cause the actual liability to differ significantly from the estimate.

Fair Value of Financial Instruments

The fair value amounts presented below are reported to satisfy the disclosure requirements of SFAS No. 107, “Disclosures about Fair Values of Financial Instruments” (“SFAS 107”) and are not necessarily indicative of the amounts that the Authority could realize in a current market exchange.

The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued expenses, promissory notes, mortgages and bank financing facilities approximate fair value.

The fair value of the Authority’s other financing facilities is as follows (in millions):

	As of September 30,
	2004	2003
8 1/8% Senior Notes	$15.0	$215.5
1999 8 3/4% Senior Subordinated Notes	$—	$5.6
2001 8 3/8% Senior Subordinated Notes	$18.6	$162.9
2002 8% Senior Subordinated Notes	$276.3	$269.1
2003 6 3/8% Senior Subordinated Notes	$342.4	$332.9
2004 7 1/8% Senior Subordinated Notes .	$235.7	$—

The estimated fair value of the Authority’s other financing facilities was based on quoted market prices on or about September 30, 2004.

Revenue Recognition

The Authority recognizes gaming revenue as gaming wins less gaming losses. Revenues from food and beverage, hotel, retail, entertainment and other services are recognized at the time the service is performed. Minimum rental revenues in the Shops at Mohegan Sun are recognized on a straight-line basis over the terms of the related leases. Percentage rents are recognized in the period in which the tenants exceed their respective percentage rent thresholds.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Promotional Allowances

The Authority operates the Mohegan Sun complimentary program in which food and beverage, hotel, retail, entertainment and other services are provided to guests based on points that are earned through the Mohegan Sun Player’s Club. The retail value of these complimentary items is included in gross revenues and then deducted as promotional allowances, except for the redemption at third party tenant restaurants and the Shops at Mohegan Sun, which are charged directly to gaming expenses.

The Authority also has ongoing promotional programs which offer coupons to its guests for the purchase of food, beverages, hotel and retail amenities offered within Mohegan Sun. The retail value of items or services purchased with coupons at Mohegan Sun operated facilities is included in gross revenues and the respective coupon value is deducted as promotional allowances to arrive at net revenues.

The retail value of providing such promotional allowances was included in revenues as follows (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002
Food and beverage	$43,393	$44,713	$40,654
Hotel	14,166	16,514	7,205
Retail, entertainment and other	53,448	41,725	40,308

Total	$111,007	$102,952	$88,167

The estimated cost of providing such promotional allowances was included in operating costs and expenses, primarily gaming, as follows (in thousands):

	For the Fiscal Years Ended September 30,
	2004	2003	2002
Food and beverage	$42,837	$43,839	$40,542
Hotel	5,916	6,257	3,921
Retail, entertainment and other	42,496	32,459	31,682

Total	$91,249	$82,555	$76,145

The Authority records free or discounted food and beverage and other services in accordance with Emerging Issues Task Force Issue No. 01-9 “Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor’s Products.” The Authority offers cash inducements and discounts on patron losses in certain circumstances that result in a reduction to gaming revenues. The offsets to gaming revenues were $1.0 million, $930,000, and $547,000 relating to discounts provided on patron losses for fiscal years ending September 30, 2004, 2003 and 2002, respectively, and $281,000, $306,000 and $459,000 relating to Player’s Club points redeemed for cash for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

Gaming Expenses

Gaming expenses primarily include the slot win contribution, which the Authority is required to pay to the State of Connecticut (see Note 11), expenses associated with operation of slot machines, table games, keno and racebook, certain marketing expenses, and promotional expenses for the Mohegan Sun Player’s Club points and coupons redeemed at the hotel, restaurants and retail outlets owned by Mohegan Sun, as well as third party tenant

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

restaurants and the Shops at Mohegan Sun. Gaming expenses for the fiscal years ended September 30, 2003 and 2002 also included expenses associated with poker operations, which closed on September 2, 2003.

Advertising

The Authority expenses the production costs of advertising the first time the advertising takes place. Prepaid rental fees associated with billboard advertising are capitalized and amortized over the term of the related rental agreement. Total advertising costs for the fiscal years ended September 30, 2004, 2003 and 2002 were $37.3 million, $37.7 million and $34.4 million, respectively. Prepaid advertising on the Authority’s balance sheet at September 30, 2004 and 2003 was $112,000 and $71,000, respectively.

Pre-Opening Costs and Expenses

For the fiscal year ended September 30, 2002, pre-opening costs and expenses consisted primarily of direct incremental personnel costs, marketing and advertising expenses related to a major expansion at Mohegan Sun, Project Sunburst, which was substantially completed in June 2002. In accordance with the American Institute of Certified Public Accountants’ Statement of Position 98-5, “Reporting on the Costs of Start-Up Activities,” pre-opening costs and expenses were expensed as incurred.

Derivative Instruments

The Authority uses derivative instruments, including interest rate caps, collars and swaps in its strategy to manage interest rate risk associated with the variable interest rate on its bank credit facility and the fixed interest rates on the Authority’s senior notes and senior subordinated notes. The Authority’s objective in managing interest rate risk is to achieve the lowest possible cost of debt for the Authority, and to manage volatility in the effective cost of debt. The Authority continually monitors risk exposures from derivative instruments held and makes the appropriate adjustments to manage these risks within management’s established limits. The Authority accounts for its derivative instruments in accordance with SFAS No. 133 “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”), which requires that all derivative instruments be recorded on the consolidated balance sheet at fair value.

In order for derivative instruments to qualify for hedge accounting in accordance with SFAS 133, the underlying hedged item must expose the Authority to risks associated with market fluctuations and the financial instrument used must be designated as a hedge and must reduce the Authority’s exposure to market fluctuation throughout the hedge period. If these criteria are not met, a change in the market value of the financial instrument is recognized as a gain or loss and is recorded as a component of interest expense in the period of change. The Authority excludes the change in the time value of money when assessing the effectiveness of the hedging relationship. All derivatives are evaluated quarterly.

Derivative instruments entered into by the Authority which qualify for hedge accounting are designated as either a fair value hedge or a cash flow hedge:

•	A fair value hedge is a hedge of the fair value of a recognized asset or liability. For fair value hedge transactions, changes in fair value of the derivative instrument are generally offset in the consolidated income statement by changes in the fair value of the item being hedged. Gains and losses on these hedges are capitalized as part of the original debt instrument and, upon termination, are amortized and recorded as a component of interest expense over the remaining term of the item being hedged.

•

A cash flow hedge is a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability. For cash flow hedge transactions, changes in

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

the fair value of the derivative instrument are reported in other comprehensive income. The gains and losses on cash flow hedge transactions reported in other comprehensive income are reclassified to earnings in the periods in which earnings are affected by the variability of the cash flows of the hedged item.

Net interest paid or received pursuant to derivative instruments is included as a component of interest expense in the period. Pending interest settlements earned on derivative instruments held at the end of a period are also included as a component of interest expense and in the accompanying consolidated balance sheet. In addition, current and long-term portions of the fair value of derivative instruments held are separately recorded in the accompanying consolidated balance sheet. The current portion is based on estimated interest settlements for the subsequent one-year period for derivative instruments held and the long-term portion is based on estimated interest settlements through the remaining maturity of the instruments. These estimates are based on forward-looking LIBOR curves at the consolidated balance sheet date.

Income Taxes

The Tribe is a sovereign Indian nation with independent legal jurisdiction over its people and its lands. Like other sovereign governments, the Tribe and its entities, including the Authority, are not subject to federal, state or local income taxes.

Management’s Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The most significant estimates included in the accompanying consolidated financial statements relate to the relinquishment liability, the liability associated with unredeemed Player’s Club points and employee medical coverage and workers’ compensation self-insurance reserves. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the fiscal year 2003 and 2002 consolidated financial statements have been reclassified to conform to the fiscal year 2004 presentation.

New Accounting Pronouncements

In January 2003, the FASB issued FIN 46, which provides an interpretation of Accounting Research Bulletin No. 51, “Consolidated Financial Statements,” regarding the consolidation of variable interest entities and the corresponding improvement in the financial reporting by enterprises involved with these entities. In December 2003, the FASB deferred the latest date by which FIN 46 must be applied by the Authority for variable interest entities acquired prior to January 31, 2003, to the first annual reporting period beginning after December 15, 2004. FIN 46 is currently effective for all variable interest entities created or acquired after January 31, 2003. In accordance with FIN 46, Salishan-Mohegan accounts have been consolidated into the accounts of Mohegan Ventures-NW. The Authority does not believe the adoption of this standard for variable interest entities acquired prior to January 31, 2003 will affect the Authority’s financial position, results of operations, or cash flows.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 3—CASH AND CASH EQUIVALENTS:

At September 30, 2004 and 2003, the Authority had cash and cash equivalents of $60.8 million and $73.3 million, respectively, of which $13.2 million, as of September 30, 2003, was invested in deposits that could be redeemed on demand and investments with original maturities of less than three months when purchased. No amounts were invested as of September 30, 2004. For reporting purposes, cash and cash equivalents include all operating cash and in-house funds.

The Authority recorded approximately $1.8 million of outstanding checks in excess of cash deposits held at or in transit to one of the Authority’s banking institutions as accounts payable in the accompanying consolidated balance sheet at September 30, 2004. This balance of outstanding checks was funded through the Authority’s bank line of credit when presented for payment.

NOTE 4—RECEIVABLES, NET:

Components of receivables, net are as follows (in thousands):

	As of September 30,
	2004	2003
Gaming	$8,450	$7,077
Hotel	1,226	925
Other	5,584	7,127

Subtotal	15,260	15,129
Allowance for doubtful accounts	(2,082)	(1,695)

Receivables, net	$13,178	$13,434

NOTE 5—PROPERTY AND EQUIPMENT, NET:

Components of property and equipment, net are as follows (in thousands):

	As of September 30,
	2004	2003
Land	$32,431	$28,581
Land improvements	44,148	44,119
Buildings and improvements	1,234,685	1,229,921
Furniture and equipment	335,451	311,082
Construction in process	3,512	6,455

Subtotal	1,650,227	1,620,158
Less: accumulated depreciation	(322,095)	(233,820)

Total property and equipment, net	$1,328,132	$1,386,338

For the fiscal years ended September 30, 2004, 2003 and 2002 depreciation expense totaled $91.7 million, $91.5 million and $78.6 million, respectively. Capitalized interest totaled $12.4 million for the fiscal year ended September 30, 2002. There was no capitalized interest for the fiscal years ended September 30, 2004 and 2003, respectively.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 6—OTHER CURRENT ASSETS AND OTHER CURRENT LIABILITIES:

Components of other current assets are as follows (in thousands):

	As of September 30,
	2004	2003
Prepaid expenses	$4,829	$4,874
Accrued interest settlement earned on derivative instruments	—	2,080
Fair market value of derivative instruments held, current portion	—	5,343
Non-qualified deferred compensation	4,356	3,082

Total other current assets	$9,185	$15,379

Components of other current liabilities are as follows (in thousands):

	As of September 30,
	2004	2003
Accrued payroll and related taxes and benefits	$40,849	$34,639
Slot win contribution payable (Note 11)	17,792	16,019
Miscellaneous other current liabilities	37,501	35,984

Total other current liabilities	$96,142	$86,642

NOTE 7—FINANCING FACILITIES:

Financing facilities, as described below, consisted of the following (in thousands):

	As of September 30,
	2004	2003
Bank Credit Facility	$179,667	$166,000
1999 8 1/8% Senior Notes	13,970	200,000
1999 8 3/4% Senior Subordinated Notes	—	5,241
2001 8 3/8% Senior Subordinated Notes	16,345	150,000
2002 8% Senior Subordinated Notes	250,000	250,000
2003 6 3/8% Senior Subordinated Notes	330,000	330,000
2004 7 1/8% Senior Subordinated Notes	225,000	—
WNBA Promissory Note	7,000	8,000
Line of Credit	5,086	—
Mortgage—Salishan-Mohegan	2,550	—
Note Payable—Salishan-Mohegan	1,000	—

Subtotal	1,030,618	1,109,241
Deferred gain (loss) on derivative instruments sold	(4,295)	2,504
Fair market value of derivative instruments held	—	(9,096)

Total debt	$1,026,323	$1,102,649

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Maturities of the Authority’s debt as of September 30, 2004 are as follows (in thousands):

Fiscal Year	Long-Term Debt Maturities
2005	$23,272
2006	69,516
2007	55,546
2008	57,939
2009	331,000
Thereafter	493,345

Total	$1,030,618

Old Bank Credit Facility

On March 25, 2003, the Authority repaid the entire $251.0 million outstanding under its reducing, revolving, collateralized credit facility (the “Old Bank Credit Facility”). As of March 25, 2003, the Old Bank Credit Facility was terminated and related unamortized debt issuance costs of $403,000 were written off.

Bank Credit Facility

The Authority entered into a loan agreement for up to $391.0 million from a syndicate of financial institutions and commercial banks, with Bank of America, N.A. serving as administrative agent (the “Bank Credit Facility”). The Bank Credit Facility was comprised of a revolving loan of up to $291.0 million and a $100.0 million term loan (prior to Amendment No. 3 in October 2004, as described below), both of which mature on March 31, 2008. The maximum aggregate principal amount available for borrowing includes amounts available under letters of credit. As of September 30, 2004, the amount available under letters of credit totaled $250,000, of which no amount was drawn (refer to “Letters of Credit” below). Pursuant to the terms of the Bank Credit Facility, the term loan would reduce by one-twelfth of the initial principal balance, or $8.3 million, beginning on June 30, 2005 and continuing each quarter thereafter. The revolving loan has no mandatory amortization provisions and is payable in full on March 31, 2008. Also, pursuant to the terms of the Bank Credit Facility, the term loan shall reduce automatically and permanently on the date and by the amount of any voluntary prepayment of the term loan. In June 2004, the Authority made a prepayment of $8.3 million on the term loan, which effectively reduced the term loan commitment from $100.0 million to $91.7 million. Excluding limitations under the line of credit described below, the Authority had $202.8 million available for borrowing under the Bank Credit Facility as of September 30, 2004.

The Bank Credit Facility is collateralized by a lien on substantially all of the Authority’s assets and a leasehold mortgage on the land and improvements which comprise Mohegan Sun. In addition, the Authority’s obligations under the Bank Credit Facility are guaranteed by MBC. Refer to Note 15 for condensed consolidating financial information of the Authority, MBC and the non-guarantor subsidiaries. The Bank Credit Facility subjects the Authority to a number of restrictive covenants, including financial covenants. These financial covenants relate to, among other things, its permitted total debt and senior debt leverage ratios, its minimum fixed charge coverage ratio and the Authority’s maximum capital expenditures. The Bank Credit Facility includes non-financial covenants by the Authority and the Tribe of the type customarily found in loan agreements for similar transactions including requirements that:

•	the Tribe preserve its existence as a federally recognized Indian tribe;

•	the Tribe causes the Authority to continually operate Mohegan Sun in compliance with all applicable laws; and

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	except under specific conditions, limit the Authority from selling or disposing of its assets, limit the incurrence by the Authority of other debt or contingent obligations and limit the Authority’s ability to extend credit, make investments or commingle its assets with assets of the Tribe.

As of September 30, 2004, the Authority and the Tribe were in compliance with all of their respective covenant requirements in the Bank Credit Facility.

At the Authority’s option, each advance of loan proceeds accrues interest on the basis of a base rate or on the basis of a one-month, two-month, three-month, six-month or twelve-month London Inter-Bank Offered Rate (“LIBOR”), plus in either case, the applicable spread at the time each loan is made. The Authority also pays commitment fees for the unused portion of the revolving loan on a quarterly basis equal to the applicable spread for commitment fees times the average daily unused commitment for that calendar quarter. Applicable spreads are based on the Authority’s Total Leverage Ratio, as defined in the Bank Credit Facility. The applicable spread for base rate advances will be between 0.50% and 1.25%, and the applicable spread for LIBOR rate advances will be between 1.75% and 2.50%. The applicable spread for commitment fees will be between 0.375% and 0.50%. The base rate is the higher of Bank of America’s announced prime rate or the federal funds rate plus 0.50%. Interest on LIBOR loans is payable at the end of each applicable interest period or quarterly in arrears, if earlier. Interest on base rate advances will be payable quarterly in arrears. As of September 30, 2004, the Authority had $100.7 million in base rate loans and $79.0 million in LIBOR rate loans outstanding. The LIBOR rate loans outstanding as of September 30, 2004 were based on a one-month LIBOR rate of 1.68% plus an applicable spread of 2.0%. The base rate loans outstanding at September 30, 2004 were based on the bank’s prime rate of 4.75% plus an applicable spread of 0.75%. The applicable spread for commitment fees was 0.5% as of September 30, 2004. Accrued interest, including commitment fees, on the Bank Credit Facility was $186,000 and $64,000 as of September 30, 2004 and 2003, respectively.

In June 2003, the Authority received the requisite consent of its lenders to Amendment No. 1 to its Bank Credit Facility. Amendment No. 1 permitted, among other things, the repurchase of all or any portion of the Authority’s outstanding indebtedness under the 1999 Senior Subordinated Notes and the payment of both a premium with respect to such repurchase and the costs of issuance of new notes, which in the aggregate could not exceed $35.0 million.

In July 2004, the Authority received the requisite consent of its lenders for Amendment No. 2 to its Bank Credit Facility. Amendment No. 2, among other things, permitted the Authority to use the proceeds from a notes offering to repurchase its 8 3/8% Senior Subordinated Notes due 2011. Amendment No. 2 also allows the Authority to prepay up to an additional $100.0 million in principal with respect to its other senior subordinated obligations.

On October 14, 2004, the Authority received the requisite consent of its lenders to Amendment No. 3 to its Bank Credit Facility. Amendment No. 3, among other things, provided for an increase in the total loan commitment and permits the Authority to make the acquisition of Downs Racing, Inc. and certain other investments planned for Pocono Downs. Refer to Note 16 for further discussion on this amendment and the purchase of Pocono Downs.

8 1/8% Senior Notes

On March 3, 1999, the Authority issued $200.0 million Senior Notes with fixed interest payable at a rate of 8.125% per annum (the “Senior Notes”). The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to the major expansion of Mohegan Sun known as Project Sunburst. Interest on the Senior Notes is payable semi-annually on January 1 and July 1. The Senior

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Notes mature on January 1, 2006. The Senior Notes are uncollateralized general obligations of the Authority and rank pari passu in right of payment with all current and future uncollateralized senior indebtedness of the Authority. Borrowings under the Bank Credit Facility and other capital lease obligations are collateralized by first priority liens on substantially all of the assets of the Authority. As a result, upon any distribution to creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority or the Tribe, the holders of collateralized debt may be paid in full in cash before any payment may be made with respect to the Senior Notes. The Senior Notes rank equally in right of payment with 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, and rank senior to the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes and the 2004 Senior Subordinated Notes. MBC is a guarantor of the Senior Notes. Refer to Note 15 for condensed consolidating financial information of the Authority, MBC and the non-guarantor subsidiaries. As of September 30, 2004 and 2003, accrued interest on the Senior Notes was $200,000 and $4.1 million, respectively.

On July 15, 2004, the Authority commenced a cash tender offer and consent solicitation to repurchase any or all of its outstanding Senior Notes, at a subsequently determined price of 107.068% of the original principal amount tendered. The tender offer expired on August 11, 2004. As part of the tender offer, the Authority solicited and received requisite consents to certain proposed amendments to the indentures governing the Senior Notes which eliminated substantially all of the restrictive covenants thereunder. The aggregate amount paid for the Senior Notes at the initial closing on August 3, 2004 was $200.5 million, which represented an original principal amount of Senior Notes tendered of approximately $186.0 million, a tender and consent solicitation premium of $13.2 million and accrued interest of $1.3 million. No additional Senior Notes were tendered after the initial closing. An aggregate principal amount of $14.0 million of the Senior Notes remain outstanding as of September 30, 2004.

1999 8 3/4% Senior Subordinated Notes

On March 3, 1999, the Authority issued $300.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.75% per annum (the “1999 Senior Subordinated Notes”). The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to Project Sunburst. Interest on the 1999 Senior Subordinated Notes was payable semi-annually on January 1 and July 1. The 1999 Senior Subordinated Notes were scheduled to mature in January 2009. The first call date for the 1999 Senior Subordinated Notes was in January 2004. The 1999 Senior Subordinated Notes were uncollateralized general obligations of the Authority. At September 30, 2003, accrued interest on the 1999 Senior Subordinated Notes was $115,000.

In July 2003, the Authority completed a cash tender offer and consent solicitation to repurchase all of its outstanding 1999 Senior Subordinated Notes. The aggregate principal amount tendered of the 1999 Senior Subordinated Notes was $294.8 million. In January 2004, the Authority used the remaining proceeds from its July 2003 offering of $330.0 million 6  3/8% Senior Subordinated Notes to redeem its outstanding $5.2 million 1999 Senior Subordinated Notes. These remaining notes were redeemed at a price of 104.375% per $1,000 principal amount redeemed, or $5.5 million in aggregate, including a premium of $229,000 and accrued interest of $19,000.

2001 8 3/8% Senior Subordinated Notes

On July 26, 2001, the Authority issued $150.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.375% per annum (the “2001 Senior Subordinated Notes”). The proceeds from this financing were used to pay transaction costs, pay down $90.0 million on the Old Bank Credit Facility and fund costs

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

related to Project Sunburst. Interest on the 2001 Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 2001 Senior Subordinated Notes mature on July 1, 2011. The first call date for the 2001 Senior Subordinated Notes is July 1, 2006. The 2001 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and in a liquidation, bankruptcy or similar proceeding 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2001 Senior Subordinated Notes rank equally with the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes, the 2004 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC is a guarantor of the 2001 Senior Subordinated Notes. Refer to Note 15 for condensed consolidating financial information of the Authority, MBC and the non-guarantor subsidiaries. As of September 30, 2004 and 2003, accrued interest on the 2001 Senior Subordinated Notes was $280,000 and $3.1 million, respectively.

On July 15, 2004, the Authority commenced a cash tender offer and consent solicitation to repurchase any or all of its outstanding 2001 Senior Subordinated Notes at a subsequently determined price of 113.355% of the original principal amount tendered. The tender offer expired on August 11, 2004. As part of the tender offer, the Authority solicited and received requisite consents to certain proposed amendments to the indentures governing the 2001 Senior Subordinate Notes which eliminated substantially all of the restrictive covenants thereunder. The aggregate amount paid for the 2001 Senior Subordinated Notes at the initial closing on August 3, 2004 was $152.5 million, which represented an original principal amount of 2001 Senior Subordinated Notes tendered of approximately $133.7 million, a tender and consent solicitation premium of $17.8 million and accrued interest of $995,000. No additional 2001 Senior Subordinated Notes were tendered after the initial closing. An aggregate principal amount of $16.3 million of the 2001 Senior Subordinated Notes remain outstanding as of September 30, 2004.

2002 8% Senior Subordinated Notes

On February 20, 2002, the Authority issued $250.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.0% per annum (the “2002 Senior Subordinated Notes”). The proceeds from this financing were used to pay transaction costs and pay down $243.0 million on the Old Bank Credit Facility. Interest on the 2002 Senior Subordinated Notes is payable semi-annually on April 1 and October 1. The 2002 Senior Subordinated Notes mature on April 1, 2012. The first call date for the 2002 Senior Subordinated Notes is April 1, 2007. The 2002 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and, in a liquidation, bankruptcy or similar proceeding, 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2002 Senior Subordinated Notes rank equally with the 2001 Senior Subordinated Notes, the 2003 Senior Subordinated Notes, the 2004 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC is a guarantor of the 2002 Senior Subordinated Notes. Refer to Note 15 for condensed consolidating financial information of the Authority, MBC and the non-guarantor subsidiaries. As of September 30, 2004 and September 30, 2003, accrued interest on the 2002 Senior Subordinated Notes was $10.0 million.

2003 6 3/8% Senior Subordinated Notes

On July 9, 2003, the Authority issued $330.0 million Senior Subordinated Notes with fixed interest payable at a rate of 6.375% per annum (the “2003 Senior Subordinated Notes”). The proceeds from this financing were used to repurchase substantially all of the outstanding 1999 Senior Subordinated Notes and to pay fees and expenses associated with the issuance. Interest on the 2003 Senior Subordinated Notes is payable semi-annually on January 15 and July 15. The 2003 Senior Subordinated Notes mature on July 15, 2009. The 2003 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and, in a liquidation, bankruptcy or similar proceeding, 50% of the Authority’s

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

payment obligations under the Relinquishment Agreement that are then due and owing. The 2003 Senior Subordinated Notes rank equally with the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2004 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC is a guarantor of the 2003 Senior Subordinated Notes. Refer to Note 15 for condensed consolidating financial information of the Authority, MBC and the non-guarantor subsidiaries. As of September 30, 2003 and 2004, accrued interest on the 2003 Senior Subordinated Notes was $4.4 million and $4.8 million, respectively.

2004 7 1/8% Senior Subordinated Notes

On August 3, 2004, the Authority issued $225.0 million Senior Subordinated Notes with fixed interest payable at a rate of 7 1/8% per annum (the “2004 Senior Subordinated Notes”). The net proceeds from this financing, together with $130.0 million of availability under the Bank Credit Facility, were used to repurchase the outstanding 2001 Senior Subordinated Notes and the outstanding Senior Notes tendered in the tender offer described above and to pay fees and expenses associated with the issuance. The 2004 Senior Subordinated Notes mature on August 15, 2014. The first call date for the 2004 Senior Subordinated Notes is August 15, 2009. Interest on the 2004 Senior Subordinated Notes is payable semi-annually on February 15 and August 15, with the first interest payment scheduled for February 15, 2005. The 2004 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes, and in a liquidation, bankruptcy or similar proceeding, 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2004 Senior Subordinated Notes rank equally with the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC is a guarantor of the 2004 Senior Subordinated Notes. Refer to Note 15 for condensed consolidating financial information of the Authority, MBC and the non-guarantor subsidiaries. As of September 30, 2004, accrued interest on the 2004 Senior Subordinated Notes was $2.6 million.

The senior and senior subordinated note indentures contain certain financial and non-financial covenants with which the Authority and the Tribe must comply. The financial covenants include, among other things, limitations on restricted payments and the incurrence of indebtedness, while the non-financial covenants include, among other things, reporting obligations, compliance with laws and regulations and the Authority’s continued existence. As of September 30, 2004, both the Authority and the Tribe were in compliance with all of their respective covenant requirements in the senior and senior subordinated note indentures.

WNBA Promissory Note

The Authority and MBC are parties to a membership agreement with WNBA, LLC (the “Membership Agreement”). The Membership Agreement sets forth the terms and conditions pursuant to which MBC acquired a membership in the WNBA and the right to own and operate a professional basketball team in the WNBA. The Authority guaranteed the obligations of MBC under the Membership Agreement.

In consideration for this acquisition, MBC paid $2.0 million (with funds advanced from the Authority) and issued a promissory note dated January 28, 2003, to the WNBA (the “WNBA Note”) for $8.0 million that accrues interest at an annual rate equal to three-month LIBOR plus 1.5%. As of September 30, 2004, the effective interest rate for the WNBA Note was 3.11%. The Authority guaranteed the obligations of MBC under the WNBA Note. Pursuant to the WNBA Note, principal payments of $1.0 million, subject to adjustment for certain revenue thresholds, and interest payments are required to be paid to the WNBA on each anniversary of the WNBA Note. As of September 30, 2004 and 2003, accrued interest on the WNBA Note was $134,000 and $150,000, respectively. Refer to Note 13 for a further discussion of the Authority’s investment in a WNBA franchise.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Line of Credit

The Authority has a $25.0 million revolving loan agreement with Bank of America (formerly Fleet National Bank) (the “Line of Credit”). At the Authority’s option, each advance accrues interest on the basis of the bank’s variable prime rate or on the basis of seven or thirty day LIBOR, plus the applicable spread at the time the advance is made pursuant to the terms of the Line of Credit. Borrowings under the Line of Credit are the Authority’s uncollateralized obligations. The Line of Credit expires in March 2006. The Line of Credit subjects the Authority to certain covenants, including a covenant to maintain at least $25.0 million available for borrowing under the Bank Credit Facility. As of September 30, 2004, the Authority was in compliance with all covenant requirements in the Line of Credit. As of September 30, 2004, the Authority had $19.9 million available for borrowing under the Line of Credit. No amounts were outstanding under the Line of Credit at September 30, 2003. The interest rate in effect at September 30, 2004 was 3.33% on the outstanding balance on the Line of Credit.

Note and Mortgage Payables

On July 23, 2004, the Authority’s wholly owned subsidiary, Mohegan Ventures-NW, formed a limited liability company, Salishan-Mohegan, with Salishan Company, LLC (“Salishan Company”), an unrelated third party, to participate in the development and management of a casino to be located in Clark County, Washington. The proposed casino will be owned by the Cowlitz Indian Tribe. Mohegan Ventures-NW holds a 54.15% membership interest in Salishan-Mohegan, and pursuant to respective provisions of FIN 46, the accounts of Salishan-Mohegan have been consolidated into the accounts of Mohegan Ventures-NW in the consolidated financial statements.

Upon formation of Salishan-Mohegan, Salishan Company contributed, among other things, a mortgage payable of $2.6 million and a note payable of $1.0 million to the venture, which related to land and a land purchase option, respectively, also contributed to the venture. The mortgage payable bears interest due on a monthly basis at an annual rate of 9.5%, with the principal balance payable in full on March 28, 2005. The note payable bears interest at an annual rate of 15% and is payable in full, including accrued interest, on December 31, 2004. Accrued interest on the mortgage payable and note payable as of September 30, 2004 was $113,000. Refer to Note 14 for a further discussion of the formation of Salishan-Mohegan. Any and all amounts paid by Salishan-Mohegan, including interest payments, pursuant to these agreements are reimbursable by the Cowlitz Indian Tribe provided certain events occur, as prescribed in the development agreement between Salishan-Mohegan and the Cowlitz Indian Tribe. Refer to Note 14 for a further discussion of the development agreement with the Cowlitz Indian Tribe.

Derivative Instruments

The Authority is considered an “end user” of derivative instruments and engages in derivative transactions from time to time for risk management purposes only. There were no derivative instruments held by the Authority as of September 30, 2004.

On July 10, 2003, the Authority entered into four interest rate swap agreements, each based on six-month LIBOR plus spreads of 297 to 298 basis points and each hedging $82.5 million of the 2003 Senior Subordinated Notes. On July 29, 2003, the Authority entered into two other interest rate swap agreements, each based on six-month LIBOR plus spreads of 363 to 364 basis points and each hedging $35.0 million of the 2001 Senior Subordinated Notes. Under these agreements, the Authority made payments on the variable interest rate provided by the derivative instrument and received payments equal to the fixed interest rate on the debt being hedged. These interest rate swap agreements qualified for hedge accounting in accordance with SFAS 133, as amended,

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

and were designated as fair value hedges. In the quarter ended March 31, 2004, the Authority sold these instruments for an aggregate loss of $5.1 million. The $5.1 million loss was deferred and added to the carrying value of the respective notes being hedged and is being amortized and recorded in interest expense over the remaining term of the respective notes. Of the unamortized loss related to the 2001 Senior Subordinated Notes that were tendered and paid in August 2004, $141,000 was recognized as a component of loss on early extinguishment of debt. For the fiscal year ended September 30, 2004, the Authority recorded amortization of $558,000 on the deferred loss to interest expense and expects to record approximately $935,000 to interest expense over the next twelve months.

On February 25, 2003, the Authority entered into two interest rate swap agreements, each based on six-month LIBOR plus spreads of 388 basis points and 387.5 basis points, respectively, and each hedging $75.0 million of the 2001 Senior Subordinated Notes. These interest rate swap agreements qualified for hedge accounting and were designated as fair value hedges. On March 10, 2003, the Authority sold these instruments for a gain of $1.1 million. The $1.1 million gain was deferred and added to the carrying value of the 2001 Senior Subordinated Notes and is being amortized and recorded as a reduction in interest expense over the remaining term of the 2001 Senior Subordinated Notes. Of the unamortized gain related to the 2001 Senior Subordinated Notes that were tendered and paid in August 2004, $795,000 was recognized as an offset to loss on early extinguishment of debt. For the fiscal year ended September 30, 2004, the Authority recorded amortization of $110,000 as an offset to interest expense and expects to record approximately $14,000 as an offset to interest expense over the next twelve months.

In September 2002, the Authority modified an interest rate swap and interest rate collar agreement, which were designated as cash flow hedges. The resulting fair market value liability at the date of modification was reclassified from other comprehensive loss to interest expense over the original terms of the derivative instruments. There was no remaining unamortized amount of the fair market value liability at September 30, 2004. For the fiscal year ended September 30, 2004, the Authority reclassified the remaining unamortized amounts of the fair market value liability of approximately $303,000 into interest expense.

In August 2002, the Authority entered into three interest rate swap agreements, each based on six-month LIBOR plus a spread of 437 basis points with one instrument hedging $100.0 million of the Senior Notes and two instruments each hedging $50.0 million of the Senior Notes. These interest rate swap agreements qualified for hedge accounting and were designated as fair value hedges. During September 2002, the Authority sold these agreements for a gain of $2.2 million. The $2.2 million gain was deferred and added to the carrying value of the Senior Notes and is being amortized and recorded as a reduction to interest expense over the remaining term of the Senior Notes. Of the unamortized gain related to the Senior Notes that were tendered and paid in August 2004, $881,000 was recognized as an offset to loss on early extinguishment of debt. For the fiscal year ended September 30, 2004, the Authority recorded amortization of $565,000 as an offset to interest expense and expects to record approximately $47,000 as an offset to interest expense over the next twelve months.

The aggregate fair market value change in all of the Authority’s derivative instruments was $3.0 million and $1.3 million for the fiscal years ended September 30, 2003 and 2002, respectively, which has been recorded as an offset to interest expense in the Authority’s consolidated statements of income. There was no change in the aggregate fair market value on the Authority’s derivative instruments recorded as an offset to or as a component of interest expense for the fiscal year ended September 30, 2004 as all derivative instruments qualified for hedge accounting. The Authority recorded a reduction to interest expense of $2.6 million and $4.1 million for the fiscal years ended September 30, 2004 and 2003, respectively, compared to an increase to interest expense of $4.0 million for the fiscal year ended September 30, 2002, related to interest settlements on the Authority’s derivative instruments.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Letter of Credit

The Authority maintains a $250,000 uncollateralized letter of credit to satisfy potential workers’ compensation liabilities that may arise. The letter of credit expires on August 31, 2005. As of September 30, 2004, no amounts were drawn on the letter of credit.

NOTE 8—LEASES:

The Authority leases space to certain tenants in the Shops at Mohegan Sun and certain other Mohegan Sun outlets. The Authority also leases, to third parties, the rights to utilize the Authority’s antenna on the Arena. Minimum future rental income on non-cancelable leases expected to be received by the Authority is as follows (in thousands):

	Fiscal Year Ending September 30,
	2005	2006	2007	2008	2009	Thereafter	Total
Minimum Future Rental Income	$3,136	$3,115	$2,285	$2,257	$2,375	$6,351	$19,519

The Authority also has loaned funds to tenants related to the Shops at Mohegan Sun and certain other Mohegan Sun outlets. As of September 30, 2004 and 2003, outstanding tenant loans were $2.3 million and $1.8 million, respectively. These loans mature in periods between three and ten years. These amounts have been included in other assets in the accompanying consolidated balance sheets.

NOTE 9—RELATED PARTY TRANSACTIONS:

The Tribe provides governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun. During the fiscal years ended September 30, 2004, 2003 and 2002, the Authority incurred $15.4 million, $13.1 million and $10.0 million, respectively, of expenses for such services.

The Authority leases the land on which Mohegan Sun is located from the Tribe pursuant to a long-term lease. The Authority is required to pay to the Tribe a nominal annual rental fee under the lease (see Note 11). The lease has an initial term of 25 years and it is renewable for an additional 25-year term upon expiration.

The Tribe, through one of its limited liability companies, has entered into various land lease agreements with the Authority for access, parking and related purposes for Mohegan Sun. For each of the fiscal years ended September 30, 2004 and 2003, the Authority expensed $262,000 relating to these land lease agreements. The Authority expensed $353,000 relating to these land lease agreements for the fiscal year ended September 30, 2002.

The Mohegan Tribal Utility Authority (an entity owned by the Tribe) was established by the Tribe in 1996 to provide utility services to the Tribe, its affiliated entities, which includes the Authority, and other tenants located on the reservation. The Authority purchases the majority of its utilities, including electricity, gas, water and sewer, from the Mohegan Tribal Utility Authority. During the fiscal years ended September 30, 2004, 2003 and 2002, the Authority incurred costs of $16.7 million, $16.7 million and $13.9 million, respectively, for these utilities.

The Authority and Little People, LLC (an entity owned by the Tribe) have a lease agreement, whereby Little People, LLC leases retail space located in the Shops at Mohegan Sun from the Authority. The lease term expires on September 30, 2006 and may be renewed on a monthly basis. Little People, LLC is not obligated to pay any rent. The Authority reimburses the Tribe for sales where patron Player’s Club points are utilized. The Authority reimbursed the Tribe for patron Player’s Club points in the amounts of $244,000, $244,000 and $241,000 for fiscal years ended September 30, 2004, 2003 and 2002, respectively.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

On September 25, 1995, the Tribe adopted the Mohegan Tribal Employment Rights Ordinance (the “TERO”), which sets forth hiring and contracting preference requirements for employers and entities conducting business on Tribal land or working on behalf of the Tribe. Pursuant to the TERO, an employer is required to give hiring, promotion, training, retention and other employment-related preferences to Native Americans who meet the minimum qualifications for the applicable employment position. However, this preference requirement does not apply to key employees, as such persons are defined in the TERO.

Similarly, any entity awarding a contract to be performed on Tribal land or on behalf of the Tribe must give preference, first to certified Mohegan entities and second to other certified Indian entities. This contracting preference is conditioned upon the bid by the preferred certified entity being within 5% of the lowest bid by a non-certified entity (unless the preferred certified entity’s bid exceeds $100,000 of the lowest bid by a non-certified entity). The TERO establishes procedures and requirements for certifying Mohegan entities and other Indian entities. Certification is based largely on the level of ownership and control exercised by the members of the Tribe or other Indian tribes, as the case may be, over the entity bidding on a contract. A number of contracts for Project Sunburst were awarded to companies controlled by Native Americans, including Tribal members, under the TERO provision described above.

As of September 30, 2004, approximately 114 employees of the Authority were members of the Tribe.

The Authority engaged McFarland Johnson, Inc. for surveying, civil engineering and professional design services. Roland Harris, a current member and a former Chairman of the Management Board and the Tribal Council, was a consultant for this firm pursuant to a consulting agreement which expired in May 2001. For the fiscal years ended September 30, 2003 and 2002, the Authority incurred $83,000 and $372,000, respectively, for such services provided by McFarland Johnson. No such services were performed for the fiscal year ended September 30, 2004. McFarland Johnson formerly conducted business as Harris and Clark, Inc. The Authority believes that the terms of this engagement were comparable to those that would pertain to an arms length engagement with an unaffiliated firm.

NOTE 10—EMPLOYEE BENEFIT PLANS:

The Authority maintains a retirement savings plan for its employees under Section 401(k) of the Internal Revenue Code (“401(k) Plan”). The plan allows employees of the Authority to defer up to the lesser of the maximum amount prescribed by the Internal Revenue Code or 25% of their income on a pre-tax basis, through contributions to the 401(k) Plan. The Authority matches 100% of the eligible employees’ contributions up to a maximum of 3% of their individual earnings. The Authority recorded matching contributions, net of forfeitures, of approximately $4.6 million, $3.6 million and $3.7 million to this plan for the fiscal years ended September 30, 2004, 2003 and 2002, respectively.

The Authority, together with the Tribe, maintains a Non-Qualified Deferred Compensation Plan (the “Deferred Compensation Plan”) for certain key employees. This plan allows participants to defer up to 100% of their pre-tax income to the plan. For the fiscal years ended September 30, 2004, 2003 and 2002, employee contributions, net of withdrawals and changes in fair value of investments, totaled $1.3 million, $921,000 and $658,000, respectively.

The Authority sponsors a retirement plan (the “Retirement Plan”) for all employees under the provisions of Section 401(a) of the Internal Revenue Code. Contributions to the Retirement Plan by the Authority are discretionary. Contributions are allocated to eligible employee accounts based on a rate of $0.30 per qualified hour worked. Employees become eligible after 90 days of employment and become fully vested after seven years of credited service. For the fiscal years ended September 30, 2004, 2003 and 2002, the Authority has contributed $3.9 million, $4.5 million and $3.9 million, net of forfeitures, to the Retirement Plan, respectively.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 11—COMMITMENTS AND CONTINGENCIES:

The Mohegan Compact

In May 1994, the Tribe and the State of Connecticut entered into a Memorandum of Understanding (“MOU”) which sets forth certain matters regarding implementation of the Mohegan Compact. The MOU stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut (“Slot Win Contribution”). The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino table games within Connecticut, except those consented to by the Tribe and the Mashantucket Pequot Tribe. For each 12-month period commencing July 1, 1995, the Slot Win Contribution shall be the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80.0 million.

The Authority reflected expenses associated with the Slot Win Contribution totaling $208.2 million, $194.3 million and $179.6 million, respectively, for the fiscal years ended September 30, 2004, 2003 and 2002. As of September 30, 2004 and 2003, outstanding Slot Win Contribution payments to the State of Connecticut totaled $17.8 million and $16.0 million, respectively.

Priority Distribution Agreement

On August 1, 2001, the Authority and the Tribe entered into an agreement (the “Priority Distribution Agreement”), which obligates the Authority to make monthly payments to the Tribe to the extent of the Authority’s net cash flow, as defined in the Priority Distribution Agreement. The Priority Distribution Agreement, which has a perpetual term, limits the maximum aggregate payments by the Authority to the Tribe in each calendar year to $14.0 million, as adjusted annually in accordance with the formula specified in the Priority Distribution Agreement to reflect the effects of inflation. However, payments pursuant to the Priority Distribution Agreement do not reduce the Authority’s obligations to make payments to reimburse the Tribe for governmental services provided by the Tribe or any payments under any other agreements with the Tribe. The monthly payments under the Priority Distribution Agreement are limited obligations of the Authority payable only to the extent of its net cash flow and are not secured by a lien or encumbrance on any assets or property of the Authority. The Authority’s consolidated financial statements reflect payments associated with the Priority Distribution Agreement of $15.4 million for the fiscal year ended September 30, 2004 and $15.1 million for each of the fiscal years ended September 30, 2003 and 2002.

Agreement with the Town of Montville

On June 16, 1994, the Tribe and the Town of Montville (the “Town”) entered into an agreement whereby the Tribe agreed to pay to the Town an annual payment of $500,000 to minimize the impact on the Town resulting from the decreased tax revenues on reservation land held in trust. Additionally, the Tribe agreed to make a one-time payment of $3.0 million towards infrastructure improvements to the Town’s water system. The Tribe assigned its rights and obligations in the agreement with the Town of Montville to the Authority. As of September 30, 2002, the Authority fulfilled the obligation to make a one-time payment of $3.0 million for improvements to the municipal water system, which has been included in other assets in the accompanying consolidated balance sheets and is being amortized over 40 years.

Land Lease from the Tribe to the Authority

The land upon which Mohegan Sun is situated is held in trust for the Tribe by the United States. The Tribe and the Authority have entered into a land lease under which the Tribe leases to the Authority the property and all buildings, improvements and related facilities constructed or installed on the property. The lease was approved by the Secretary of the Interior on September 29, 1995. Summarized below are several key provisions of this lease.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Term

The term of the lease is 25 years with an option, exercisable by the Authority, to extend the term for one additional 25-year period. Upon the termination of the lease, the Authority will be required to surrender to the Tribe possession of the property and improvements, excluding any equipment, furniture, trade fixtures or other personal property.

Rent and Other Operating Expenses

The Authority is required to pay to the Tribe a nominal annual rental fee. For any period when the Tribe or another agency or instrumentality of the Tribe is not the tenant under the lease, the rent will be 8% of the tenant’s gross revenues from the premises. The Authority is responsible for the payment of all costs of owning, operating, constructing, maintaining, repairing, replacing and insuring the leased property.

Use of Leased Property

The Authority may use the leased property and improvements solely for the construction and operation of Mohegan Sun, unless prior approval is obtained from the Tribe for any proposed alternative use. Similarly, no construction or alteration of any building or improvement located on the leased property by the Authority may be made unless complete and final plans and specifications have been approved by the Tribe. Following foreclosure of any mortgage on the Authority’s interest under the lease or any transfer of such interest to the holder of such mortgage in lieu of foreclosure, the leased property and improvements may be used for any lawful purpose, subject only to applicable codes and governmental regulations; provided, however, that a non-Indian holder of the leased property may in no event conduct gaming operations on the property.

Permitted Mortgages and Rights of Permitted Mortgages

The Authority may not mortgage, pledge or otherwise encumber its leasehold estate in the leased property except to a holder of a permitted mortgage. Under the lease, a “permitted mortgage” includes the leasehold mortgage securing the Authority’s obligations under the Bank Credit Facility granted by the Authority that provides, among other things, that (1) the Tribe will have the right to notice of, and to cure, any default of the Authority, (2) the Tribe will have the right to prior notice of an intention by the holder to foreclose on the permitted mortgage and the right to purchase the mortgage in lieu of any foreclosure, and (3) the permitted mortgage is subject and subordinated to any and all access and utility easements granted by the Tribe under the lease.

As provided in the lease, each holder of a permitted mortgage has the right to notice of any default of the Authority under the lease and the opportunity to cure such default within any applicable cure period.

Default Remedies

The Authority will be in default under the lease if, subject to the notice provisions, it fails to make lease payments or to comply with its covenants under the lease or if it pledges, encumbers or conveys its interest in the lease in violation of the terms of the lease. Following a default, the Tribe may, with approval from the Secretary of the Interior, terminate the lease unless a permitted mortgage remains outstanding with respect to the leased property. In that case, the Tribe may not (1) terminate the lease or the Authority’s right to possession of the leased property, (2) exercise any right of re-entry, (3) take possession of and/or relet the leased property or any portion thereof, or (4) enforce any other right or remedy which may materially and adversely affect the rights of the holder of the permitted mortgage, unless the default triggering such rights was a monetary default which such holder failed to cure after notice.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

ACLS of New England, Inc.

In October 2002, the Authority entered into a 10-year laundry services agreement with ACLS of New England, Inc. (“ACLS”). The Authority has an option to renew the agreement for one additional 10-year term. Under the laundry services agreement, the Authority will pay an agreed upon rate for laundry services, adjusted annually for the Consumer Price Index and unusual increases in energy costs. Additionally, the Authority has made a $500,000 loan to ACLS to develop the laundry service facility. Pursuant to the terms of the loan, interest may accrue based on the exercise of the renewal options or other certain circumstances. In the event that circumstances occur where interest will be accrued, interest shall accrue commencing from the date of the advance at an annual rate of five percent.

The Authority also entered into a co-investment agreement with the Mashantucket Pequot Tribal Nation (“MPTN”) and ACLS. Under the terms of the co-investment agreement, the Authority and MPTN are guarantors of a term loan entered into between ACLS and Citizens Bank of Connecticut. The term of the co-investment agreement is for ten years and, in the event of default by ACLS, the maximum potential future payments (undiscounted) the Authority could be required to make is approximately $6.4 million.

Litigation

The Authority is a defendant in certain litigation incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the Authority’s financial position, results of operations or cash flows.

NOTE 12—RELINQUISHMENT AGREEMENT:

In February 1998, the Authority and TCA entered into an agreement (the “Relinquishment Agreement”). Effective January 1, 2000 (the “Relinquishment Date”), the Relinquishment Agreement superseded a then existing management agreement with TCA. The Relinquishment Agreement provides, among other things, that the Authority will make certain payments to TCA out of, and determined as a percentage of, Revenues (as defined in the Relinquishment Agreement) generated by Mohegan Sun over a 15-year period commencing on the Relinquishment Date. The payments (“Senior Relinquishment Payments” and “Junior Relinquishment Payments”) have separate schedules and priority. Senior Relinquishment Payments commenced on April 25, 2000, twenty-five days following the end of the first three-month period following the Relinquishment Date and continue at the end of each three-month period thereafter until January 25, 2015. Junior Relinquishment Payments commenced on July 25, 2000, twenty-five days following the end of the first six-month period following the Relinquishment Date and continue at the end of each six-month period thereafter until January 25, 2015. Each Senior Relinquishment Payment and Junior Relinquishment Payment is an amount equal to 2.5% of the Revenues generated by Mohegan Sun over the immediately preceding three-month or six-month payment period, as the case may be. “Revenues” are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including, without limitation, hotel revenues, room service, food and beverage sales, ticket revenues, fees or receipts from convention/events center and all rental or other receipts from lessees and concessionaires but not the gross receipts of such lessees, licenses and concessionaires).

In the event of any bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority, the Relinquishment Agreement provides that each of the Senior and Junior Relinquishment Payments then due and owing are subordinated in right to payment of senior secured obligations, which include the Bank Credit Facility and capital lease obligations, and that the Junior Relinquishment Payments then due and owing are further subordinated to payment of all other senior obligations, including the Authority’s remaining Senior Notes. The Relinquishment Agreement also provides that all relinquishment payments are subordinated in right of payment to the minimum priority distribution payments, which are monthly payments required to be made by the

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Authority to the Tribe, to the extent then due. The Authority, in accordance with SFAS 5, has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement (see Note 2).

A relinquishment liability of $549.1 million was established at September 30, 1998 based on the present value of the estimated future Mohegan Sun revenues utilizing the Authority’s risk-free investment rate. At September 30, 2004, the carrying amount of the relinquishment liability was $472.0 million as compared to $505.6 million at September 30, 2003. The decrease during the fiscal year ended September 30, 2004 is due to $67.4 million in relinquishment payments, offset by $29.9 million for the accretion of discount to the relinquishment liability and $3.9 million for a relinquishment liability reassessment adjustment. Of the $67.4 million in relinquishment payments, $36.5 million represents payment of principal and $30.9 million represents payment of the accretion of discount to the relinquishment liability. During the fiscal year ended September 30, 2003, the Authority paid $62.9 million in relinquishment payments, consisting of $28.6 million in principal amounts and $34.3 million for the payment of the accretion of discount to the relinquishment liability. During the fiscal year ended September 30, 2002, the Authority paid $51.1 million in relinquishment payments, consisting of $14.9 million in principal amounts and $36.2 million for the payment of the accretion of discount to the relinquishment liability. The accretion of the relinquishment liability discount resulted from the impact of the discount for the time value of money. The relinquishment liability reassessment adjustment of $3.9 million, $22.7 million and $19.6 million for the fiscal years ended September 30, 2004, 2003 and 2002, respectively, resulted from revised revenue projections as of the end of the current year compared to estimates of revenue projections as of the end of the prior year on the determination of the relinquishment liability. In fiscal year 2004, the Authority reviewed current revenue forecasts, including the estimated timing and extent of future competition, and increased revenue projections for the near future but reduced overall revenue projections for the period in which the Relinquishment Agreement applies. In fiscal years 2003 and 2002, the Authority reduced revenue projections for the period in which the Relinquishment Agreement applies, due to uncertainties involving economic market conditions that have affected the Authority’s revenues and future competition from potential additional Native American and commercial casinos in the northeastern gaming market. At September 30, 2004 and September 30, 2003, relinquishment payments earned but unpaid were $18.3 million and $17.3 million, respectively.

NOTE 13—INVESTMENT IN WNBA FRANCHISE:

On January 27, 2003, the Authority created a wholly owned subsidiary, MBC, for the purpose of acquiring a membership in the WNBA and the right to own and operate a professional basketball team in the WNBA. On January 28, 2003, the Authority and MBC entered into the Membership Agreement with WNBA, LLC. The Membership Agreement set forth the terms and conditions pursuant to which MBC acquired a membership in the WNBA and the right to own and operate a professional basketball team in the WNBA. The Authority guaranteed the obligations of MBC under the Membership Agreement. MBC is a full and unconditional guarantor of the Authority’s outstanding indebtedness under the Bank Credit Facility and senior and senior subordinated notes. Refer to Note 15 for condensed consolidating financial information of the Authority, MBC and the non-guarantor subsidiaries.

In consideration for this acquisition, MBC paid $2.0 million (with funds advanced from the Authority) and issued the WNBA Note for $8.0 million that accrues interest at an annual rate equal to three-month LIBOR plus 1.5%. The Authority guaranteed the obligations of MBC under the WNBA Note. Pursuant to the WNBA Note, principal payments of $1.0 million, subject to adjustment for certain revenue thresholds, and interest payments are required to be paid on each anniversary of the WNBA Note.

MBC recorded an aggregate investment of $10.3 million for the acquisition, of which $10.0 million represents the purchase price and $259,000 pertains to capitalized purchase costs. As part of the acquisition, an independent valuation firm estimated the fair value of the player roster at approximately $4.8 million, and the

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

remaining $5.5 million was recorded as franchise value. The player roster value is being amortized over seven years. As of September 30, 2004 and 2003, accumulated amortization on the player roster value was $836,000 and $454,000, respectively. The franchise value is being amortized over thirty years. As of September 30, 2004 and 2003, accumulated amortization on the franchise value was $305,000 and $122,000, respectively. For the fiscal year ended September 30, 2004 and 2003, amortization expense associated with these intangible assets totaled $1.8 million, including the $1.0 million charge from a write-off of certain player contracts included on the original player roster, and $576,000, respectively. The Authority expects to incur $684,000 in amortization expense for each of the next five years related to these assets.

In connection with MBC’s purchase of a membership in the WNBA, MBC has an approximately 3.9% ownership position in WNBA, LLC, which is being accounted for under the cost method. Under the Limited Liability Company Agreement of WNBA, LLC, if at any time WNBA, LLC’s board of governors determines that additional funds are necessary or desirable for the WNBA, LLC’s or any league entity’s general business, the board of governors may require additional cash capital contributions. In that circumstance, each member of the league shall be obligated to contribute to WNBA, LLC an amount of cash equal to that member’s proportionate share of ownership. Pursuant to the WNBA Note, the principal payment due on the WNBA Note after any such contribution made by MBC will be reduced by the contribution amount. Through September 30, 2004, there were no cash capital contributions required by WNBA, LLC.

NOTE 14—MOHEGAN VENTURES-NORTHWEST, LLC:

On July 23, 2004, the Authority formed Mohegan Ventures-NW as a wholly owned unrestricted subsidiary of the Authority. As an unrestricted subsidiary, Mohegan Ventures-NW is not required to be a guarantor of the Authority’s debt obligations. Mohegan Ventures-NW holds a 54.15% membership interest in Salishan-Mohegan, formed with Salishan Company, an unrelated third party, to participate in the development and management of a casino to be located in Clark County, Washington. The proposed casino (the “Cowlitz Project”) will be owned by the Cowlitz Indian Tribe, of which the sole member of Salishan Company is an affiliate. Salishan-Mohegan also has been designated as an unrestricted subsidiary of the Authority, and pursuant to FIN 46, a variable interest entity, which requires the accounts of Salishan-Mohegan to be consolidated into the accounts of Mohegan Ventures-NW in the consolidated financial statements.

Upon formation of Salishan-Mohegan, Mohegan Ventures-NW contributed cash of approximately $2.5 million to Salishan-Mohegan as its initial capital contribution. Salishan Company contributed net tangible assets of $4.1 million, including: (1) land of $3.9 million and a land purchase option with no recorded value, with a related mortgage payable and note payable of $2.6 million and $1.0 million, respectively (see Note 7); (2) a $1.9 million asset representing the difference between the fair market value and the cost basis of the land and land purchase option, which are to be assigned to the Cowlitz Indian Tribe at cost upon the culmination of certain events described below; (3) notes receivable from the Cowlitz Indian Tribe, including accrued interest and net of reserve, of $2.4 million; and (4) accrued interest payable of $492,000. The fair value of the land and land purchase option recorded at formation was determined through a market value appraisal performed by an independent valuation firm on November 2, 2004. Management does not believe the condition of the appraised land or overall market conditions have materially changed between the date of formation and the date of appraisal. Pursuant to the Operating Agreement of Salishan-Mohegan LLC dated July 23, 2004 (the “Operating Agreement”), a cash distribution of $2.5 million was made from Salishan-Mohegan to Salishan Company immediately following the initial contributions in order to establish the membership interests in accordance with the Operating Agreement. Based on a difference in membership interests prescribed in the Operating Agreement and the fair market value of the assets and liabilities contributed for those interests, a reduction in capital of $317,000 was recorded. As of September 30, 2004, the minority interest liability recorded in the accompanying consolidated balance sheet was $1.8 million.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The land and land purchase option relate to property to be assigned to the Cowlitz Indian Tribe for purposes of the Cowlitz Project. According to the development agreement between Salishan-Mohegan and the Cowlitz Indian Tribe, described below, the rights to these assets shall be assigned to the Cowlitz Indian Tribe at cost upon (1) receipt of necessary financing for the development of the proposed casino and (2) the underlying property being taken into trust by the United States Department of the Interior. The land purchase option commits Salishan-Mohegan to purchase land at specified closing dates no later than April 2005 and April 2006 for $7.8 million and $3.9 million, respectively, which are net of deposits paid prior to formation by Salishan Company. Under the option agreement, Salishan-Mohegan is also required to make interest payments on the aggregate agreed-upon net purchase price of $11.7 million at an annual rate of 6.5%, with applicable portions payable on the respective closing dates. As of September 30, 2004, accrued interest on the land purchase option was $568,000.

Pursuant to the development agreement described below, the notes receivable of $3.0 million contributed to Salishan-Mohegan and amounts paid by Salishan-Mohegan subsequent to formation related to the development of the Cowlitz Project are reimbursable to Salishan-Mohegan by the Cowlitz Indian Tribe, subject to appropriate approvals defined in the development agreement. Reimbursements are contingent and payable upon: (1) the receipt of necessary financing for the development of the proposed casino; and (2) the assignable property being taken into trust by the United States Department of the Interior. Notes receivable bear interest at the Wall Street Journal Prime Rate plus 2%, compounded annually. Based upon a collectibility analysis performed by management on the notes receivable at formation, a reserve amount of $594,000 was estimated and recorded. As of September 30, 2004, notes receivable from the Cowlitz Indian Tribe totaled $3.5 million, including accrued interest, offset by a $690,000 reserve in the consolidated balance sheet.

Pursuant to the Operating Agreement, Mohegan Ventures-NW is committed to lend up to $3.5 million to Salishan-Mohegan in connection with development costs incurred prior to the receipt of necessary financing for the Cowlitz Project, including commitments under the land purchase contracts contributed by Salishan Company. As of September 30, 2004, Salishan-Mohegan has incurred $726,000 in costs subsequent to formation, which was recorded as a note receivable from the Cowlitz Indian Tribe, resulting in a remaining commitment of $2.8 million. Additionally Salishan-Mohegan is committed under the development agreement, described below, to lend the Cowlitz Tribe $500,000 for general purposes.

On September 21, 2004, Salishan-Mohegan entered into development and management agreements with the Cowlitz Indian Tribe regarding the Cowlitz Project. Under the terms of the development agreement, Salishan-Mohegan will carry out all activities that are necessary to develop the Cowlitz Project, including advising the Cowlitz Indian Tribe with its plan to place land into trust by the United States Department of the Interior, assisting the Cowlitz Indian Tribe in the negotiation of a compact with the State of Washington, assisting in the arrangement of financing for the Cowlitz Project and administering and overseeing the planning, design, development, and construction of the Cowlitz Project. The development agreement provides for development fees of 3% of total Project Costs, as defined in the development agreement, which are payable to Mohegan Ventures-NW pursuant to the Operating Agreement. The management agreement is for a period of seven years, during which Salishan-Mohegan will manage, operate, and maintain the planned casino. The management agreement provides for a management fee of 24% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Cowlitz Project. Pursuant to the Operating Agreement, management fees will be allocated to the members of Salishan-Mohegan based on their respective membership percentages. Development of the Cowlitz Project is subject to certain governmental and regulatory approvals, including, but not limited to, negotiating a gaming compact with the State of Washington and the accepting of land into trust on behalf of the Cowlitz Indian Tribe. The management agreement is subject to approval by the National Indian Gaming Commission (the “NIGC”).

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

NOTE 15—CONDENSED CONSOLIDATING FINANCIAL STATEMENT INFORMATION:

The Authority’s outstanding public debt, comprised of its senior and senior subordinated notes, is fully and unconditionally guaranteed by MBC. Separate financial statements and other disclosures concerning MBC are not presented below because the Authority believes that they are not material to investors. Financial statement information for fiscal year 2002 is also not presented below due to the formation of MBC in January 2003. Condensed consolidating financial statement information for the Authority, MBC and the non-guarantor subsidiaries as of September 30, 2004 and 2003, and for the fiscal years ended September 30, 2004 and 2003 is as follows (in thousands):

CONDENSED CONSOLIDATING BALANCE SHEETS

	As of September 30, 2004
	Authority	MBC	Non- Guarantor Subsidiaries	Consolidating Adjustments	Consolidated Total
ASSETS
Property and equipment, net	$1,324,106	$176	$3,850	$—	$1,328,132
Other assets, net	247,313	8,550	4,640	(8,930)	251,573

Total assets	$1,571,419	$8,726	$8,490	$(8,930)	$1,579,705

LIABILITIES AND CAPITAL
Total current liabilities	$245,848	$8,227	$7,013	$(8,930)	$252,158
Long-term debt, net of current portion	997,051	6,000	—	—	1,003,051
Relinquishment liability, net of current portion	383,493	—	—	—	383,493
Other long-term liabilities	197	—	—	—	197
Investment in subsidiaries	5,553	—	—	(5,553)	—

Total liabilities	1,632,142	14,227	7,013	(14,483)	1,638,899
Minority interest	—	—	1,845	—	1,845
Total capital	(60,723)	(5,501)	(368)	5,553	(61,039)

Total liabilities and capital	$1,571,419	$8,726	$8,490	$(8,930)	$1,579,705

	As of September 30, 2003
	Authority	MBC	Consolidating Adjustments	Consolidated Total
ASSETS
Property and equipment, net	$1,386,130	$208	$—	$1,386,338
Other assets, net	265,199	10,492	(3,518)	272,173

Total assets	$1,651,329	$10,700	$(3,518)	$1,658,511

LIABILITIES AND CAPITAL
Total current liabilities	$219,500	$5,518	$(3,518)	$221,500
Long-term debt, net of current portion	1,094,649	7,000	—	1,101,649
Relinquishment liability, net of current portion	419,699	—	—	419,699
Other long-term liabilities	14,558	—	—	14,558
Investment in subsidiary	1,818	—	(1,818)	—

Total liabilities	1,750,224	12,518	(5,336)	1,757,406
Total capital	(98,895)	(1,818)	1,818	(98,895)

Total liabilities and capital	$1,651,329	$10,700	$(3,518)	$1,658,511

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	For the Fiscal Year Ended September 30, 2004
	Authority	MBC	Non- Guarantor Subsidiaries(1)	Consolidating Adjustments	Consolidated Total
Net revenues	$1,254,018	$3,479	$—	$(571)	$1,256,926
Operating costs and expenses:
Gaming and other operations	729,495	3,148	—	(571)	732,072
Advertising, general and administrative	178,699	1,918	128	—	180,745
Depreciation and amortization	91,701	1,894	—	—	93,595
Relinquishment liability reassessment	3,897	—	—	—	3,897

Total operating costs and expenses	1,003,792	6,960	128	(571)	1,010,309

Income (loss) from operations	250,226	(3,481)	(128)	—	246,617
Accretion of discount to the relinquishment liability	(29,939)	—	—	—	(29,939)
Interest expense	(78,765)	(205)	—	—	(78,970)
Loss on early extinguishment of debt	(34,138)	—	—	—	(34,138)
Loss on interests in subsidiaries	(3,736)	—	—	3,736	—
Other income (expense), net	(761)	2	58	—	(701)

Income (loss) before minority interest	102,887	(3,684)	(70)	3,736	102,869
Minority interest	—	—	18	—	18

Net income (loss)	$102,887	$(3,684)	$(52)	$3,736	$102,887

(1)	Period from date of inception (July 23, 2004) to September 30, 2004.

	For the Fiscal Year Ended September 30, 2003
	Authority	MBC(1)	Consolidating Adjustments	Consolidated Total
Net revenues	$1,174,729	$3,252	$(493)	$1,177,488
Operating costs and expenses:
Gaming and other operations	693,052	2,821	(493)	695,380
Advertising, general and administrative	169,856	1,506	—	171,362
Depreciation and amortization	91,528	595	—	92,123
Relinquishment liability reassessment	(22,710)	—	—	(22,710)

Total operating costs and expenses	931,726	4,922	(493)	936,155

Income (loss) from operations	243,003	(1,670)	—	241,333
Accretion of discount to the relinquishment liability	(33,592)	—	—	(33,592)
Interest expense	(83,342)	(150)	—	(83,492)
Loss on early extinguishment of debt	(27,396)	—	—	(27,396)
Loss on interest in subsidiary	(1,818)	—	1,818	—
Other income (expense), net	(1,170)	2	—	(1,168)

Net income (loss)	$95,685	$(1,818)	$1,818	$95,685

(1)	Period from date of inception (January 27, 2003) to September 30, 2003.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Fiscal Year Ended September 30, 2004
	Authority	MBC	Non- Guarantor Subsidiaries(1)	Consolidating Adjustments	Consolidated Total
Net cash flows provided by (used in) operating activities	$217,602	$(2,398)	$(151)	$—	$215,053

Purchases of property and equipment	(31,874)	(38)	—	—	(31,912)
Other cash flows used in investing activities	(602)	—	—	—	(602)

Net cash flows used in investing activities	(32,476)	(38)	—	—	(32,514)

Bank Credit Facility borrowings—revolving loan	290,000	—	—	—	290,000
Bank Credit Facility repayments—revolving loan	(268,000)	—	—	—	(268,000)
Line of credit borrowings	208,923	—	—	—	208,923
Line of credit repayments	(203,837)	—	—	—	(203,837)
Proceeds from the issuance of long-term debt	225,000	—	—	—	225,000
Payments on long-term debt	(325,925)	—	—	—	(325,925)
Principal portion of relinquishment liability payments	(36,525)	—	—	—	(36,525)
Distributions to Tribe	(65,017)	—	—	—	(65,017)
Other cash flows provided by (used in) financing activities	(22,029)	2,250	151	—	(19,628)

Net cash flows provided by (used in) financing activities	(197,410)	2,250	151	—	(195,009)

Net decrease in cash and cash equivalents	(12,284)	(186)	—	—	(12,470)
Cash and cash equivalents at beginning of year	72,690	574	—	—	73,264

Cash and cash equivalents at end of year	$60,406	$388	$—	$—	$60,794

(1)	Period from date of inception (July 23, 2004) to September 30, 2004.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

	For the Period Ended September 30, 2003
	Authority	MBC(1)	Consolidating Adjustments	Consolidated Total
Net cash flows provided by operating activities	$194,696	$788	$—	$195,484

Purchases of property and equipment	(57,514)	(226)	—	(57,740)
Other cash flows provided by (used in) investing activities	711	(2,259)	—	(1,548)

Net cash flows used in investing activities	(56,803)	(2,485)	—	(59,288)

Prior bank credit facility borrowings	35,000	—	—	35,000
Prior bank credit facility repayments	(286,000)	—	—	(286,000)
Bank Credit Facility borrowings—revolving loan	206,000	—	—	206,000
Bank Credit Facility repayments—revolving loan	(140,000)	—	—	(140,000)
Bank Credit Facility borrowings—term loan	100,000	—	—	100,000
Line of credit borrowings	67,000	—	—	67,000
Line of credit repayments	(67,000)	—	—	(67,000)
Proceeds from the issuance of long-term debt	330,000	—	—	330,000
Payments on long-term debt	(294,759)	—	—	(294,759)
Principal portion of relinquishment liability payments	(28,633)	—	—	(28,633)
Distributions to Tribe	(60,000)	—	—	(60,000)
Other cash flows provided by (used in) financing activities	(11,828)	2,271	—	(9,557)

Net cash flows (used in) financing activities	(150,220)	2,271	—	(147,949)

Net increase (decrease) in cash and cash equivalents	(12,327)	574	—	(11,753)
Cash and cash equivalents at beginning of year	85,017	—	—	85,017

Cash and cash equivalents at end of year	$72,690	$574	$—	$73,264

(1)	Period from date of inception (January 27, 2003) to September 30, 2003.

NOTE 16—SUBSEQUENT EVENTS

Pocono Downs

On October 14, 2004, the Authority entered into an agreement to purchase Downs Racing, Inc. and its subsidiaries from subsidiaries of Penn National Gaming, Inc (the “Purchase Agreement”). Under the terms of the Purchase Agreement, the Authority will acquire Pocono Downs, a standardbred harness racing facility located on approximately 400 acres of land in Wilkes-Barre, Pennsylvania and five Pennsylvania off-track wagering operations located in Carbondale, East Stroudsburg, Erie, Hazleton and Lehigh Valley (Allentown). As part of the Purchase Agreement, the Authority agreed to a $280 million purchase price before adjustments and other costs, with $14.0 million paid at execution of the agreement. The transaction is scheduled to close in January 2005, subject to customary closing conditions and regulatory approvals. The Purchase Agreement also provides the Authority with both pre- and post-closing termination rights in the event of certain materially adverse legislative or regulatory events. Following the closing of the transaction, the Authority will obtain the right to apply for a Pennsylvania Category One slot machine license which if approved, would initially permit the installation and operation of up to 3,000 slot machines at Pocono Downs.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Amendment No. 3 to Bank Credit Facility

On October 14, 2004, the Authority received the requisite consent of its lenders to Amendment No. 3 to its Bank Credit Facility. Amendment No. 3, among other things, provided for an increase in the total loan commitment from $382.7 million to $600.0 million, comprised of a $450.0 million revolving loan and a $150.0 million term loan. Amendment No. 3 also permits the Authority to make the Downs Racing acquisition and certain other investments planned for Pocono Downs. Amendment No. 3 also modified certain provisions of the loan agreement, including the Authority’s covenants relating to total leverage ratio requirements and the reduction of the term loan commitment, in eleven quarterly installments, beginning September 30, 2005.

Upon funding under Amendment No. 3 on October 18, 2004, the Authority received proceeds of $58.3 million from the increase in the term loan commitment from $91.7 million to $150.0 million. The proceeds were used to pay down existing principal amounts outstanding on the revolving loan.

Menominee Project

On October 21, 2004, the Authority entered into a management agreement with the Menominee Indian Tribe of Wisconsin (the “Menominee Tribe”) and the Menominee Kenosha Gaming Authority. According to the management agreement, the Authority was granted the exclusive right and obligation to manage, operate and maintain a planned casino and destination resort to be located in Kenosha, Wisconsin (the “Menominee Project”) for a period of seven years in consideration of a management fee of 13.4% of Net Revenues, as defined in the management agreement, which approximates income from operations earned from the Menominee Project. The management agreement is subject to approval by the NIGC.

Report of Independent Registered Public Accounting Firm

To the Management Board of

Mohegan Tribal Gaming Authority:

We have reviewed the accompanying condensed consolidated balance sheet of Mohegan Tribal Gaming Authority (“the Authority”) and its subsidiaries as of March 31, 2005, and the related condensed consolidated statements of income and of changes in capital for each of the three-month and six-month periods ended March 31, 2005 and 2004 and the condensed consolidated statements of cash flows for the six-month periods ended March 31, 2005 and 2004. These interim financial statements are the responsibility of the Authority’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We previously audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet as of September 30, 2004, and the related consolidated statements of income, of changes in capital and of cash flows for the year then ended (not presented herein), and in our report dated November 10, 2004 we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of September 30, 2004, is fairly stated in all material respects in relation to the consolidated balance sheet from which it has been derived.

/s/    PricewaterhouseCoopers LLP

Hartford, Connecticut

May 18, 2005

MOHEGAN TRIBAL GAMING AUTHORITY

CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

(unaudited)

	March 31, 2005	September 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$74,885	$60,794
Receivables, net	14,193	13,230
Inventories	15,345	15,181
Other current assets	14,518	9,185

Total current assets	118,941	98,390

Non-current assets:
Property and equipment, net	1,336,634	1,328,132
Goodwill	39,459	—
Other intangible assets, net	341,208	127,550
Notes receivable from affiliate, net	5,113	2,760
Other assets, net	29,767	22,873

Total assets	$1,871,122	$1,579,705

LIABILITIES AND CAPITAL
Current liabilities:
Current portion of long-term debt	$35,529	$23,272
Current portion of relinquishment liability	88,033	88,530
Trade payables	23,360	25,710
Accrued interest payable	21,769	18,504
Other current liabilities	109,664	96,142

Total current liabilities	278,355	252,158
Non-current liabilities:
Long-term debt, net of current portion	1,256,845	1,003,051
Relinquishment liability, net of current portion	361,968	383,493
Other long-term liabilities	3,906	197

Total liabilities	1,901,074	1,638,899

Minority interest	1,879	1,845

Commitments and contingencies (Note 6)

Capital:
Retained deficit	(31,831)	(61,039)

Total capital	(31,831)	(61,039)

Total liabilities and capital	$1,871,122	$1,579,705

The accompanying notes are an integral part of these condensed consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(in thousands)

(unaudited)

	For the Three Months Ended March 31, 2005	For the Three Months Ended March 31, 2004	For the Six Months Ended March 31, 2005	For the Six Months Ended March 31, 2004
Revenues:
Gaming	$284,395	$273,894	$572,592	$547,960
Food and beverage	20,733	21,372	43,162	43,946
Hotel	11,548	12,049	23,485	24,955
Retail, entertainment and other	23,302	20,794	49,998	45,768

Gross revenues	339,978	328,109	689,237	662,629
Less-Promotional allowances	(27,238)	(24,634)	(57,164)	(52,104)

Net revenues	312,740	303,475	632,073	610,525

Operating costs and expenses:
Gaming	160,781	148,138	328,327	308,159
Food and beverage	10,489	10,522	21,848	21,255
Hotel	3,600	3,725	7,531	7,432
Retail, entertainment and other	6,730	9,922	14,422	22,408
Advertising, general and administrative	47,777	42,816	92,491	86,177
Corporate expenses	3,068	1,713	5,463	2,488
Depreciation and amortization	22,314	23,574	43,570	47,001

Total operating costs and expenses	254,759	240,410	513,652	494,920

Income from operations	57,981	63,065	118,421	115,605

Other income (expense):
Accretion of relinquishment liability discount	(6,866)	(7,485)	(13,733)	(14,970)
Interest income	124	117	227	151
Interest expense	(22,282)	(20,668)	(41,452)	(39,669)
Loss on early extinguishment of debt	(280)	(248)	(280)	(248)
Other expense, net	(441)	(69)	(815)	(48)

Total other expense	(29,745)	(28,353)	(56,053)	(54,784)

Income before minority interest	28,236	34,712	62,368	60,821
Minority interest	94	—	195	—

Net income	$28,330	$34,712	$62,563	$60,821

The accompanying notes are an integral part of these condensed consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN CAPITAL

(in thousands)

(unaudited)

	Retained Deficit	Accumulated Other Comprehensive Loss	Total Capital
Balances, December 31, 2004	$(43,240)	$—	$(43,240)
Net income	28,330		28,330
Distributions to Tribe	(16,921)		(16,921)

Balances, March 31, 2005	$(31,831)	$—	$(31,831)

Balances, September 30, 2004	$(61,039)	$—	$(61,039)
Net income	62,563		62,563
Distributions to Tribe	(33,355)		(33,355)

Balances, March 31, 2005	$(31,831)	$—	$(31,831)

	Retained Deficit	Accumulated Other Comprehensive Loss	Total Capital
Balances, December 31, 2003	$(88,563)	$(119)	$(88,682)
Net income	34,712		34,712
Reclassification of derivative instrument losses to earnings		119	119

Total Comprehensive Income			34,831
Distributions to Tribe	(16,324)		(16,324)

Balances, March 31, 2004	$(70,175)	$—	$(70,175)

Balances, September 30, 2003	$(98,592)	$(303)	$(98,895)
Net income	60,821		60,821
Reclassification of derivative instrument losses to earnings		303	303

Total Comprehensive Income			61,124
Distributions to Tribe	(32,404)		(32,404)

Balances, March 31, 2004	$(70,175)	$—	$(70,175)

The accompanying notes are an integral part of these condensed consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

(unaudited)

	For the Six Months Ended
	March 31, 2005	March 31, 2004
Cash flows provided by (used in) operating activities:
Net income	$62,563	$60,821
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation and amortization	43,570	47,001
Accretion of discount to the relinquishment liability	13,733	14,970
Cash paid for accretion of discount to the relinquishment liability	(14,352)	(15,883)
Loss on early extinguishment of debt	280	248
Payment of tender costs	—	(229)
Net loss on disposition of assets	819	51
Provision for losses on notes and accounts receivable	1,075	402
Amortization of debt issuance costs	1,603	3,440
Amortization of net deferred (gain) loss on settlement of derivative instruments	437	(315)
Reclassification of derivative instrument losses to earnings	—	303
Minority interest	(195)	—
Changes in operating assets and liabilities:
(Increase) decrease in receivables	(1,482)	388
Increase in inventories	(99)	(757)
Increase in other assets	(3,105)	(2,423)
Decrease in trade payables	(3,483)	(2,319)
Increase (decrease) in other current liabilities	12,679	(746)

Net cash flows provided by operating activities	114,043	104,952

Cash flows provided by (used in) investing activities:
Purchases of property and equipment, net of change in construction payables of $315 and $50, respectively	(20,976)	(21,764)
Acquisition of Pocono Downs, net of cash acquired of $875	(280,114)	—
Proceeds from asset sales	151	48
Increase in notes receivable from affiliate	(2,941)	—
Issuance of third-party loans	(1,600)	(655)
Payments received on third-party loans	246	84

Net cash flows used in investing activities	(305,234)	(22,287)

Cash flows provided by (used in) financing activities:
Bank Credit Facility borrowings—revolving loan	530,000	47,000
Bank Credit Facility repayments—revolving loan	(582,000)	(76,000)
Bank Credit Facility borrowings—term loan	58,333	—
Bank Credit Facility repayments—term loan	(150,000)	—
Line of credit borrowings	230,157	47,000
Line of credit repayments	(217,268)	(47,000)
Proceeds from the issuance of long-term debt	400,000	—
Payments on long-term debt	(2,000)	(6,241)
Minority interest contribution	229	—
Principal portion of relinquishment liability payments	(21,403)	(18,148)
Distributions to Tribe	(33,355)	(32,404)
Capitalized debt issuance costs	(7,403)	(30)
Net payments on the settlement of derivative instruments	—	(5,147)
Decrease in other long-term liabilities	(8)	(11)

Net cash flows provided by (used in) financing activities	205,282	(90,981)

Net increase (decrease) in cash and cash equivalents	14,091	(8,316)
Cash and cash equivalents at beginning of period	60,794	73,264

Cash and cash equivalents at end of period	$74,885	$64,948

Supplemental disclosures:
Cash paid during the period for interest	$36,697	$34,762

Acquisition: Pocono Downs
Fair value of assets acquired, including cash acquired of $875	$285,915	$—
Cash paid	$280,989	$—

Fair value of liabilities assumed	$4,926	$—

The accompanying notes are an integral part of these condensed consolidated financial statements.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

NOTE 1—ORGANIZATION AND BASIS OF PRESENTATION:

The Mohegan Tribe of Indians of Connecticut (the “Tribe”) established the Mohegan Tribal Gaming Authority (the “Authority”) in July 1995 with the exclusive power to conduct and regulate gaming activities for the Tribe on Tribal lands and the non-exclusive authority to conduct such activities elsewhere. The Tribe is a federally recognized Indian tribe with an approximately 405-acre reservation located in southeastern Connecticut. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a compact with the affected state. The Tribe and the State of Connecticut have entered into such a compact (the “Mohegan Compact”), which has been approved by the United States Secretary of the Interior. The Authority is primarily engaged in the ownership, operation and development of gaming facilities. On October 12, 1996, the Authority opened a casino known as the Mohegan Sun Casino (“Mohegan Sun”). On January 25, 2005, the Authority purchased Pocono Downs, a harness racing facility, and five off-track wagering (“OTW”) facilities located in Pennsylvania. The Authority is governed by a nine-member Management Board, consisting of the same nine members as those of the Mohegan Tribal Council (the governing body of the Tribe). Any change in the composition of the Tribal Council results in a corresponding change in the Authority’s Management Board.

As of March 31, 2005, the Authority has the following wholly owned subsidiaries: Mohegan Basketball Club LLC (“MBC”), Mohegan Ventures-Northwest, LLC (“Mohegan Ventures-NW”), Downs Racing, L.P., Backside, L.P., Mill Creek Land, L.P., Northeast Concessions, L.P., and Mohegan Commercial Ventures PA, LLC (“MCV-PA”). MBC owns and operates a professional basketball team in the Women’s National Basketball Association (“WNBA”), the Connecticut Sun, and owns approximately 3.9% of the membership interests in WNBA, LLC. Mohegan Ventures-NW holds a 54.15% membership interest in Salishan-Mohegan LLC (“Salishan-Mohegan”), formed with an unrelated third party to participate in the development and management of a casino to be owned by the Cowlitz Indian Tribe and located in Clark County, Washington (the “Cowlitz Project”). MCV-PA holds a 0.01% general partnership interest in Downs Racing, L.P., Backside, L.P., Mill Creek Land, L.P., and Northeast Concessions, L.P. (collectively, the “Pocono Downs entities”), while the Authority holds the remaining 99.99% limited partnership interest. The Pocono Downs entities own and operate the Pocono Downs harness racing and OTW facilities in Pennsylvania. The Authority views Mohegan Sun and the Pennsylvania properties as separate operating segments.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. In accordance with Rule 10-01, the unaudited condensed consolidated financial statements do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete consolidated financial statements. The year-end condensed consolidated balance sheet data was derived from audited financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (consisting of normal recurring accruals and adjustments) considered necessary for a fair statement of the results for the interim period have been included. Operating results for the quarter and the six months ended March 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending September 30, 2005.

The accompanying condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Authority’s Annual Report on Form 10-K for the year ended September 30, 2004. In addition, certain amounts in the 2004 condensed consolidated financial statements have been reclassified to conform to the 2005 presentation.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Principles of Consolidation

The condensed consolidated financial statements include the accounts of the Authority and its wholly owned subsidiaries. In accordance with the Financial Accounting Standard Board (“FASB”) Interpretation No. 46, “Consolidation of Variable Interest Entities—an interpretation of ARB No. 51” (“FIN 46”), the accounts of Salishan-Mohegan are consolidated into the accounts of Mohegan Ventures-NW as it is deemed to be the primary beneficiary. In consolidation, all intercompany balances and transactions have been eliminated.

New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153, “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29” (“FAS 153”). FAS 153 amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. FAS 153 is effective for fiscal years beginning after June 15, 2005. The Authority does not believe the adoption of this standard will have a material impact on the Authority’s financial position, results of operations or cash flows.

NOTE 3—ACQUISITION OF POCONO DOWNS ENTITIES

On January 25, 2005, the Authority and its wholly owned subsidiary, MCV-PA, completed their acquisition of all the partnership interests in the Pocono Downs entities for approximately $281.0 million in cash. The Pocono Downs entities own Pocono Downs, a harness racing facility in Wilkes-Barre, Pennsylvania, and five OTW facilities also located in Pennsylvania. The results of operations for the Pocono Downs entities are included in the accompanying condensed consolidated financial statements from January 25, 2005.

As a result of the acquisition of Pocono Downs, the Authority has the right to apply for a Pennsylvania Category One slot machine license, which, if approved, would initially permit the installation and operation of up to 3,000 slot machines at Pocono Downs. The purchase agreement for the Pocono Downs entities includes a provision that would generally require the seller to repurchase all the partnerships interests in the entities, at the election of the Authority, if a Category One license has not been issued or has been denied to the Authority by July 1, 2006 as a result of the conduct of the seller or if no conditional or permanent licenses have been issued in Pennsylvania by July 1, 2006.

The following table summarizes the fair values of the assets acquired and liabilities assumed at the date of acquisition. The Authority has obtained and is in the process of reviewing a third party valuation, thus the allocation of the purchase price is subject to refinement. The right to obtain a Category One slot license was determined to be an intangible asset with an indefinite life apart from goodwill. Certain other intangible assets were identified in the valuation process, but were not separated from goodwill due to immateriality of the amounts. The goodwill, which is not subject to amortization, and intangible asset noted below, will be assessed periodically for impairment pursuant to FASB Statement No. 142, “Goodwill and Other Intangible Assets.”

At January 25, 2005
(in thousands)
Current assets	$1,086
Property and equipment	31,370
Right to obtain a Category One slot license	214,000
Goodwill	39,459

Total assets acquired	285,915
Current liabilities	(4,926)

Total liabilities assumed	(4,926)

Net assets acquired	$280,989

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Unaudited pro forma financial information for the three and six months ended March 31, 2005 and 2004, as though the acquisition of the Pocono Downs entities had occurred on October 1, 2004, is as follows:

	Three Months Ended March 31,		Six Months Ended March 31,
	2005	2004	2005	2004
	(in thousands)		(in thousands)
Net revenues	$313,694	$311,145	$640,131	$625,396
Net income	28,255	35,079	62,567	61,272

NOTE 4—FINANCING FACILITIES:

Financing facilities, as described below, consist of the following (in thousands):

	March 31, 2005	September 30, 2004
Bank Credit Facility	$36,000	$179,667
1999 8 1/8% Senior Notes	13,970	13,970
2005 6 1/8% Senior Notes	250,000	—
2001 8 3/8% Senior Subordinated Notes	16,345	16,345
2002 8% Senior Subordinated Notes	250,000	250,000
2003 6 3/8% Senior Subordinated Notes	330,000	330,000
2004 7 1/8% Senior Subordinated Notes	225,000	225,000
2005 6 7/8% Senior Subordinated Notes	150,000	—
WNBA Promissory Note	6,000	7,000
Line of Credit	17,974	5,086
Mortgage—Salishan-Mohegan	2,550	2,550
Note Payable—Salishan-Mohegan	—	1,000

Subtotal	1,297,839	1,030,618
Net deferred loss on derivative instruments sold	(3,857)	(4,295)
Fair market value of derivative instruments held	(1,608)	—

Total debt	$1,292,374	$1,026,323

Bank Credit Facility

As of March 31, 2005, the Authority has a loan agreement for up to $450.0 million from a syndicate of financial institutions and commercial banks, with Bank of America, N.A. serving as administrative agent (the “Bank Credit Facility”). The Bank Credit Facility is comprised of a revolving loan of up to $450.0 million, which matures on March 31, 2008. The maximum aggregate principal amount available for borrowing includes amounts available under letters of credit. As of March 31, 2005, the amount available under letters of credit totaled $309,070, of which no amount was drawn (refer to “Letters of Credit” below). The revolving loan has no mandatory amortization provisions and is payable in full at maturity. The Authority had $413.7 million available for borrowing under the Bank Credit Facility as of March 31, 2005 (without taking into account covenants under the Line of Credit described below). On February 8, 2005, the Authority used the net proceeds from the issuance of the 2005 Senior Notes and the 2005 Senior Subordinated Notes, as well as cash provided by operating activities, to repay $399.4 million of amounts outstanding under the Bank Credit Facility, which included a $136.4 million payment to extinguish the remaining balance on the term loan and a $263.0 million payment to reduce amounts outstanding on the revolving loan. As a result of these payments, the total commitment under the Bank Credit Facility was reduced from $600.0 million to $450.0 million.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

In October 2004, the Authority received the requisite consent of its lenders to Amendment No. 3 to its Bank Credit Facility. Amendment No. 3, among other things, provided for an increase in the total loan commitment from $382.7 million to $600.0 million, which included the $450.0 million revolving loan and a $150.0 million term loan, and permitted the Authority to make the Pocono Downs acquisition and certain other investments planned for Pocono Downs. Amendment No. 3 also modified certain provisions of the loan agreement, including the Authority’s covenants relating to total leverage ratio requirements.

The Bank Credit Facility is collateralized by a lien on substantially all of the Authority’s assets, including the assets of the Pocono Downs entities, and a leasehold mortgage on the land and improvements which comprise Mohegan Sun. The Authority will also be required to pledge additional assets as collateral for the Bank Credit Facility as it or its guarantor subsidiaries acquire them. The Authority’s obligations under the Bank Credit Facility are guaranteed by MBC, MCV-PA and the Pocono Downs entities. The Bank Credit Facility subjects the Authority to a number of restrictive covenants, including financial covenants. These financial covenants relate to, among other things, its permitted total debt and senior debt leverage ratios, its minimum fixed charge coverage ratio and the Authority’s maximum capital expenditures. The Bank Credit Facility includes non-financial covenants by the Authority and the Tribe of the type customarily found in loan agreements for similar transactions including requirements that:

•	the Tribe preserve its existence as a federally recognized Indian tribe;

•	the Tribe cause the Authority to continually operate Mohegan Sun in compliance with all applicable laws; and

•	except under specific conditions, limit the Authority from selling or disposing of its assets, limit the transfer of the Authority’s assets to non-guarantor subsidiaries, limit the incurrence by the Authority of other debt or contingent obligations and limit the Authority’s ability to extend credit, make investments or commingle its assets with assets of the Tribe.

As of March 31, 2005, the Authority and the Tribe were in compliance with all of their respective covenant requirements in the Bank Credit Facility.

At the Authority’s option, each advance of loan proceeds accrues interest on the basis of a base rate or on the basis of a one-month, two-month, three-month, six-month or twelve-month London Inter-Bank Offered Rate (“LIBOR”), plus in either case, the applicable spread at the time each loan is made. The Authority also pays commitment fees for the unused portion of the revolving loan on a quarterly basis equal to the applicable spread for commitment fees times the average daily unused commitment for that calendar quarter. Applicable spreads are based on the Authority’s Total Leverage Ratio, as defined in the Bank Credit Facility. The applicable spread for base rate advances is between 0.50% and 1.25%, and the applicable spread for LIBOR rate advances is between 1.75% and 2.50%. The applicable spread for commitment fees is between 0.375% and 0.50%. The base rate is the higher of Bank of America’s announced prime rate or the federal funds rate plus 0.50%. Interest on LIBOR loans is payable at the end of each applicable interest period or quarterly in arrears, if earlier. Interest on base rate advances is payable quarterly in arrears. As of March 31, 2005, the Authority had $6.0 million in base rate loans and $30.0 million in LIBOR rate loans outstanding. The LIBOR rate loans outstanding as of March 31, 2005 were based on a one-month LIBOR rate of 2.87% plus an applicable spread of 2.0%. The base rate loans outstanding at March 31, 2005 were based on the bank’s prime rate of 5.75% plus an applicable spread of 0.75%. The applicable spread for commitment fees was 0.5% as of March 31, 2005. Accrued interest, including commitment fees, on the Bank Credit Facility was $87,000 and $186,000 as of March 31, 2005 and September 30, 2004, respectively.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

1999 8 1/8% Senior Notes

In March 1999, the Authority issued $200.0 million Senior Notes with fixed interest payable at a rate of 8.125% per annum (the “1999 Senior Notes”). The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to the major expansion of Mohegan Sun known as Project Sunburst. Interest on the 1999 Senior Notes is payable semi-annually on January 1 and July 1. The 1999 Senior Notes mature on January 1, 2006. The 1999 Senior Notes are uncollateralized general obligations of the Authority and rank pari passu in right of payment with all current and future uncollateralized senior indebtedness of the Authority. Borrowings under the Bank Credit Facility and any capital lease obligations are collateralized by first priority liens on substantially all of the assets of the Authority. As a result, upon any distribution to creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority or the Tribe, the holders of collateralized debt may be paid in full in cash before any payment may be made with respect to the 1999 Senior Notes. The 1999 Senior Notes rank equally in right of payment with the 2005 Senior Notes and 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, and rank senior to the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes, the 2004 Senior Subordinated Notes and the 2005 Senior Subordinated Notes. MBC, MCV-PA and the Pocono Downs entities are guarantors of the 1999 Senior Notes. Refer to Note 9 for condensed consolidating financial information of the Authority, its guarantor subsidiaries and its non-guarantor subsidiaries.

In August 2004, the Authority completed a cash tender offer and consent solicitation to repurchase any or all of its outstanding 1999 Senior Notes. As part of the tender offer, the Authority solicited and received requisite consents to certain proposed amendments to the indentures governing the 1999 Senior Notes which eliminated substantially all of the restrictive covenants thereunder. The aggregate principal amount of 1999 Senior Notes tendered was $186.0 million. An aggregate principal amount of $14.0 million of the 1999 Senior Notes remain outstanding as of March 31, 2005. As of March 31, 2005 and September 30, 2004, accrued interest on the 1999 Senior Notes was $284,000 and $200,000, respectively.

2005 6 1/8% Senior Notes

On February 8, 2005, the Authority issued $250.0 million Senior Notes with fixed interest payable at a rate of 6.125% per annum (the “2005 Senior Notes”). The net proceeds from this financing were used to repay amounts outstanding under the Bank Credit Facility and to pay fees and expenses associated with the issuance. The 2005 Senior Notes mature on February 15, 2013. The first call date for the 2005 Senior Notes is February 15, 2009. Interest on the 2005 Senior Notes is payable semi-annually on February 15 and August 15, with the first interest payment scheduled for August 15, 2005. The 2005 Senior Notes are uncollateralized general obligations of the Authority, which are effectively subordinated to all of the existing and future senior secured indebtedness of the Authority, including the Bank Credit Facility. The 2005 Senior Notes rank equally in right of payment with the 1999 Senior Notes and 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, and rank senior to the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing, the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes, the 2004 Senior Subordinated Notes and the 2005 Senior Subordinated Notes. MBC, MCV-PA and the Pocono Downs entities are guarantors of the 2005 Senior Notes. The Authority has agreed to offer to exchange the 2005 Senior Notes for a new issue of substantially identical debt securities registered under the Securities Act of 1933, as amended. Refer to Note 9 for condensed consolidating financial information of the Authority, its guarantor subsidiaries and its non-guarantor subsidiaries. As of March 31, 2005, accrued interest on the 2005 Senior Notes was $2.2 million.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

2001 8  3/8% Senior Subordinated Notes

In July 2001, the Authority issued $150.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.375% per annum (the “2001 Senior Subordinated Notes”). The proceeds from this financing were used to pay transaction costs, pay down $90.0 million on the prior bank credit facility and fund costs related to Project Sunburst. Interest on the 2001 Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 2001 Senior Subordinated Notes mature on July 1, 2011. The first call date for the 2001 Senior Subordinated Notes is July 1, 2006. The 2001 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the 1999 Senior Notes, the 2005 Senior Notes and in a liquidation, bankruptcy or similar proceeding 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2001 Senior Subordinated Notes rank equally with the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes, the 2004 Senior Subordinated Notes, the 2005 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC, MCV-PA and the Pocono Downs entities are guarantors of the 2001 Senior Subordinated Notes. Refer to Note 9 for condensed consolidating financial information of the Authority, its guarantor subsidiaries and its non-guarantor subsidiaries.

In August 2004, the Authority completed a cash tender offer and consent solicitation to repurchase any or all of its outstanding 2001 Senior Subordinated Notes. As part of the tender offer, the Authority solicited and received requisite consents to certain proposed amendments to the indentures governing the 2001 Senior Subordinated Notes, which eliminated substantially all of the restrictive covenants thereunder. The aggregate principal amount of 2001 Senior Subordinated Notes tendered was $133.7 million. An aggregate principal amount of $16.3 million of the 2001 Senior Subordinated Notes remain outstanding as of March 31, 2005. Accrued interest on the 2001 Senior Subordinated Notes was $342,000 and $280,000, as of March 31, 2005 and September 30, 2004, respectively.

2002 8% Senior Subordinated Notes

In February 2002, the Authority issued $250.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.0% per annum (the “2002 Senior Subordinated Notes”). The proceeds from this financing were used to pay transaction costs and pay down $243.0 million on the prior bank credit facility. Interest on the 2002 Senior Subordinated Notes is payable semi-annually on April 1 and October 1. The 2002 Senior Subordinated Notes mature on April 1, 2012. The first call date for the 2002 Senior Subordinated Notes is April 1, 2007. The 2002 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the 1999 Senior Notes, the 2005 Senior Notes and, in a liquidation, bankruptcy or similar proceeding, 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2002 Senior Subordinated Notes rank equally with the 2001 Senior Subordinated Notes, the 2003 Senior Subordinated Notes, the 2004 Senior Subordinated Notes, the 2005 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC, MCV-PA and the Pocono Downs entities are guarantors of the 2002 Senior Subordinated Notes. Refer to Note 9 for condensed consolidating financial information of the Authority, its guarantor subsidiaries and its non-guarantor subsidiaries. As of March 31, 2005 and September 30, 2004, accrued interest on the 2002 Senior Subordinated Notes was $10.0 million.

2003 6 3/8% Senior Subordinated Notes

In July 2003, the Authority issued $330.0 million Senior Subordinated Notes with fixed interest payable at a rate of 6.375% per annum (the “2003 Senior Subordinated Notes”). The proceeds from this financing were used

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

to repurchase substantially all of the outstanding $300.0 million 8.75% Senior Subordinated Notes issued in March 1999 and to pay fees and expenses associated with the issuance. Interest on the 2003 Senior Subordinated Notes is payable semi-annually on January 15 and July 15. The 2003 Senior Subordinated Notes mature on July 15, 2009. The 2003 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the 1999 Senior Notes, the 2005 Senior Notes and, in a liquidation, bankruptcy or similar proceeding, 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2003 Senior Subordinated Notes rank equally with the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2004 Senior Subordinated Notes, the 2005 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC, MCV-PA and the Pocono Downs entities are guarantors of the 2003 Senior Subordinated Notes. Refer to Note 9 for condensed consolidating financial information of the Authority, its guarantor subsidiaries and its non-guarantor subsidiaries. As of March 31, 2005 and September 30, 2004, accrued interest on the 2003 Senior Subordinated Notes was $4.4 million.

2004 7 1/8% Senior Subordinated Notes

In August 2004, the Authority issued $225.0 million Senior Subordinated Notes with fixed interest payable at a rate of 7.125% per annum (the “2004 Senior Subordinated Notes”). The net proceeds from this financing, together with $130.0 million of availability under the Bank Credit Facility, were used to repurchase the outstanding 2001 Senior Subordinated Notes and the outstanding 1999 Senior Notes tendered in the tender offers described above and to pay fees and expenses associated with the issuance. The 2004 Senior Subordinated Notes mature on August 15, 2014. The first call date for the 2004 Senior Subordinated Notes is August 15, 2009. Interest on the 2004 Senior Subordinated Notes is payable semi-annually on February 15 and August 15, with the first interest payment made on February 15, 2005. The 2004 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the 1999 Senior Notes, the 2005 Senior Notes and, in a liquidation, bankruptcy or similar proceeding, 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2004 Senior Subordinated Notes rank equally with the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes, the 2005 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC, MCV-PA and the Pocono Downs entities are guarantors of the 2004 Senior Subordinated Notes. Refer to Note 9 for condensed consolidating financial information of the Authority, its guarantor subsidiaries and its non-guarantor subsidiaries. As of March 31, 2005 and September 30, 2004, accrued interest on the 2004 Senior Subordinated Notes was $2.0 million and $2.6 million, respectively.

2005 6 7/8% Senior Subordinated Notes

On February 8, 2005, the Authority issued $150.0 million Senior Subordinated Notes with fixed interest payable at a rate of 6.875% per annum (the “2005 Senior Subordinated Notes”). The net proceeds from this financing were used to repay amounts outstanding under the Bank Credit Facility and to pay fees and expenses associated with the issuance. The 2005 Senior Subordinated Notes mature on February 15, 2015. The first call date for the 2005 Senior Subordinated Notes is February 15, 2010. Interest on the 2005 Senior Subordinated Notes is payable semi-annually on February 15 and August 15, with the first interest payment scheduled for August 15, 2005. The 2005 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the 1999 Senior Notes, the 2005 Senior Notes and in a liquidation, bankruptcy or similar proceeding, 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. The 2005 Senior Subordinated Notes rank equally with the 2001 Senior Subordinated Notes, the 2002 Senior Subordinated Notes, the 2003 Senior Subordinated Notes,

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

the 2004 Senior Subordinated Notes and the remaining 50% of the Authority’s payment obligations under the Relinquishment Agreement that are then due and owing. MBC, MCV-PA and the Pocono Downs entities are guarantors of the 2005 Senior Subordinated Notes. The Authority has agreed to offer to exchange the 2005 Senior Subordinated Notes for a new issue of substantially identical debt securities registered under the Securities Act of 1933, as amended. Refer to Note 9 for condensed consolidating financial information of the Authority, its guarantor subsidiaries and its non-guarantor subsidiaries. As of March 31, 2005, accrued interest on the 2005 Senior Subordinated Notes was $1.5 million.

The senior and senior subordinated note indentures contain certain financial and non-financial covenants with which the Authority and the Tribe must comply. The financial covenants include, among other things, limitations on restricted payments and the incurrence of indebtedness, while the non-financial covenants include, among other things, reporting obligations, compliance with laws and regulations and the Authority’s continued existence. As of March 31, 2005, both the Authority and the Tribe were in compliance with all of their respective covenant requirements in the senior and senior subordinated note indentures.

WNBA Promissory Note

The Authority and MBC are parties to a Membership Agreement with WNBA, LLC (the “Membership Agreement”). The Membership Agreement sets forth the terms and conditions pursuant to which MBC acquired a membership in the WNBA and the right to own and operate a professional basketball team in the WNBA. The Authority guaranteed the obligations of MBC under the Membership Agreement.

In consideration for this acquisition, MBC paid $2.0 million (with funds advanced from the Authority) and issued a promissory note to the WNBA (the “WNBA Note”) for $8.0 million that accrues interest at an annual rate equal to three-month LIBOR plus 1.5%. The Authority guaranteed the obligations of MBC under the WNBA Note. Pursuant to the WNBA Note, principal payments of $1.0 million, subject to adjustment for certain revenue thresholds, and interest payments are required to be paid to the WNBA on each anniversary of the WNBA Note. As of March 31, 2005 and September 30, 2004, accrued interest on the WNBA Note was $44,000 and $134,000, respectively.

Line of Credit

The Authority has a $25.0 million revolving loan agreement with Bank of America (formerly Fleet National Bank) (the “Line of Credit”). At the Authority’s option, each advance accrues interest on the basis of the bank’s variable prime rate or on the basis of seven or thirty day LIBOR, plus the applicable spread at the time the advance is made pursuant to the terms of the Line of Credit. Borrowings under the Line of Credit are uncollateralized obligations of the Authority. The Line of Credit expires in March 2006. The Line of Credit subjects the Authority to certain covenants, including a covenant to maintain at least $25.0 million available for borrowing under the Bank Credit Facility. As of March 31, 2005, the Authority was in compliance with all covenant requirements in the Line of Credit. As of March 31, 2005, the Authority had $7.0 million available for borrowing under the Line of Credit. The interest rate in effect at March 31, 2005 was 4.35% on the outstanding balance on the Line of Credit, which consisted of LIBOR loans.

Note and Mortgage Payables

In July 2004, the Authority’s wholly owned subsidiary, Mohegan Ventures-NW, formed a limited liability company, Salishan-Mohegan, with Salishan Company, LLC (“Salishan Company”), an unrelated third party. Upon formation of Salishan-Mohegan, Salishan Company contributed, among other things, land with a mortgage

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

payable of $2.6 million and land purchase options with a note payable of $1.0 million. The mortgage payable bears interest due on a monthly basis at an annual rate of 9.5%, with the principal balance payable in full on March 28, 2006. The note payable, including accrued interest of $150,000, was repaid at maturity on December 31, 2004. There was no accrued interest on the mortgage payable as of March 31, 2005 and September 30, 2004. Any and all amounts paid by Salishan-Mohegan, including interest payments, pursuant to these agreements are reimbursable by the Cowlitz Indian Tribe provided certain events occur, as prescribed in the development agreement between Salishan-Mohegan and the Cowlitz Indian Tribe.

Derivative Instruments

The Authority is considered an “end user” of derivative instruments and engages in derivative transactions from time to time for risk management purposes only.

Derivative instruments held by the Authority at March 31, 2005 are as follows (in thousands):

	Maturity Date	Notional Value	Estimated Fair Value
Interest rate swaps on 2005 Senior Notes due 2013
Six-month LIBOR plus 116 basis points	February 15, 2013	$50,000	$(956)
Six-month LIBOR plus 116 basis points	February 15, 2013	50,000	(945)
Six-month LIBOR plus 91 basis points	February 15, 2013	50,000	158
Six-month LIBOR plus 87 basis points	February 15, 2013	25,000	134
Six-month LIBOR plus 91 basis points	February 15, 2013	75,000	14

Subtotal		$250,000	(1,595)

Less: Accrued interest settlement earned on derivative instruments			13

Total			$(1,608)

Six-month LIBOR was 3.40% on March 31, 2005.

On March 10, 2005, the Authority entered into two interest rate swap agreements, each based on six-month LIBOR plus a spread of 116 basis points and each hedging $50 million of the 2005 Senior Notes. On March 23, 2005, the Authority entered into three additional interest rate swap agreements, which are also based on LIBOR plus spreads of 87 to 91 basis points and hedging $50.0 million, $75.0 million and $25.0 million of the 2005 Senior Notes. Under this agreement, the Authority makes payments on the variable interest rate provided by the derivative instrument and receives payments equal to the fixed interest rate on the debt being hedged. These interest rate swap agreements qualify for hedge accounting in accordance with SFAS 133, as amended, and are designated as fair value hedges. The net fair market value liability of the interest rate swap agreements of $1.6 million has adjusted the carrying value of the 2005 Senior Notes as of March 31, 2005. The Authority has classified the net fair market value liability into its current and non-current components on the condensed consolidated balance sheet, which resulted in $2.1 million recorded to other current assets and $3.7 million recorded to other long-term liabilities. An estimate of $13,000 for accrued interest settlements earned on these derivative instruments through March 31, 2005 has been recorded as an offset to interest expense and is included in other current assets in the condensed consolidated balance sheet.

In July 2003, the Authority entered into four interest rate swap agreements, each based on six-month LIBOR plus spreads of 297 to 298 basis points and each hedging $82.5 million of the 2003 Senior Subordinated Notes.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Also in July, 2003, the Authority entered into two other interest rate swap agreements, each based on six month LIBOR plus spreads of 363 to 364 basis points and each hedging $35.0 million of the 2001 Senior Subordinated Notes. Under these agreements, the Authority made payments on the variable interest rate provided by the derivative instrument and received payments equal to the fixed interest rate on the debt being hedged. These interest rate swap agreements qualified for hedge accounting in accordance with SFAS 133, as amended, and were designated as fair value hedges. In the quarter ended March 31, 2004, the Authority sold these instruments for an aggregate loss of $5.1 million. The $5.1 million loss was deferred and added to the carrying value of the respective notes being hedged and is being amortized and recorded in interest expense over the remaining term of the respective notes, as adjusted for the tender of substantially all of the 2001 Senior Subordinated Notes in August 2004. For the quarter and six months ended March 31, 2005, the Authority recorded amortization of $233,000 and $466,000, respectively, on the deferred loss to interest expense. The Authority expects to record $933,000 as an offset to interest expense over the next twelve months.

In February 2003, the Authority entered into two interest rate swap agreements, each based on six-month LIBOR plus spreads of 388 basis points and 387.5 basis points, respectively, and each hedging $75.0 million of the 2001 Senior Subordinated Notes. These interest rate swap agreements qualified for hedge accounting and were designated as fair value hedges. In March 2003, the Authority sold these instruments for a gain of $1.1 million. The $1.1 million gain was deferred and added to the carrying value of the 2001 Senior Subordinated Notes and is being amortized and recorded as a reduction in interest expense over the remaining term of the 2001 Senior Subordinated Notes, as adjusted for the tender of substantially all of the 2001 Senior Subordinated Notes in August 2004. For the quarter and six months ended March 31, 2005, the Authority recorded amortization of $3,000 and $6,000, respectively, on the deferred loss to interest expense and expects to record $12,000 over the next twelve months as an offset to interest expense.

In August 2002, the Authority entered into three interest rate swap agreements, each based on six-month LIBOR plus a spread of 437 basis points with one instrument hedging $100.0 million of the 1999 Senior Notes and two instruments each hedging $50.0 million of the 1999 Senior Notes. These interest rate swap agreements qualified for hedge accounting and were designated as fair value hedges. During September 2002, the Authority sold these agreements for a gain of $2.2 million. The $2.2 million gain was deferred and added to the carrying value of the 1999 Senior Notes and is being amortized and recorded as a reduction to interest expense over the remaining term of the 1999 Senior Notes, as adjusted for the tender of substantially all of the 1999 Senior Notes in August 2004. For the quarter and six months ended March 31, 2005, the Authority recorded amortization of $12,000 and $23,000, respectively, as an offset to interest expense and expects to record approximately $35,000 as an offset to interest expense over the next twelve months.

Letters of Credit

The Authority maintains uncollateralized letters of credit to satisfy potential workers’ compensation and overdue pari-mutuel wagering tax liabilities that may arise. The letters of credit expire on August 31, 2005 and January 25, 2006, respectively. As of March 31, 2005, no amounts were drawn on the letters of credit.

NOTE 5—RELATED PARTY TRANSACTIONS:

The Tribe provides governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun. During the quarters ended March 31, 2005 and 2004, the Authority incurred $4.3 million and $4.1 million, respectively, and for the six months ended March 31, 2005 and 2004, incurred $8.6 million and $7.5 million, respectively, of expenses for such services. The Tribe, either through itself or one of its limited liability companies, has entered into various land lease agreements with the Authority for access, parking

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

and related purposes for Mohegan Sun. The Authority expensed $65,000 for each of the quarters ended March 31, 2005 and 2004, respectively, relating to these land lease agreements. For the six months ended March 31, 2005 and 2004, expenses for the land lease agreements totaled $130,000 and $118,000, respectively.

The Authority purchases the majority of its utilities from an entity owned by the Tribe, the Mohegan Tribal Utility Authority, including electricity, gas, water and sewer. The Authority incurred costs of $4.5 million and $4.4 million for such utilities during the quarters ended March 31, 2005 and 2004, respectively. During the six months ended March 31, 2005 and 2004, the Authority incurred costs of $8.5 million and $8.7 million, respectively.

NOTE 6—COMMITMENTS AND CONTINGENCIES:

The Mohegan Compact

In May 1994, the Tribe and the State of Connecticut entered into a Memorandum of Understanding (“MOU”) which sets forth certain matters regarding implementation of the Mohegan Compact. The MOU stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut (“Slot Win Contribution”). The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino table games within Connecticut, except those consented to by the Tribe and the Mashantucket Pequot Tribe. For each 12-month period commencing July 1, 1995, the Slot Win Contribution shall be the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80.0 million.

The Authority reflected expenses associated with the Slot Win Contribution totaling $50.2 million for each of the quarters ended March 31, 2005 and 2004, respectively. For the six months ended March 31, 2005 and 2004, the expenses associated with the Slot Win Contribution totaled $102.3 million and $100.5 million, respectively. As of March 31, 2005 and September 30, 2004, outstanding Slot Win Contribution payments to the State of Connecticut totaled $17.6 million and $17.8 million, respectively.

Priority Distribution Agreement

In August 2001, the Authority and the Tribe entered into an agreement (the “Priority Distribution Agreement”), which obligates the Authority to make monthly payments to the Tribe to the extent of the Authority’s net cash flow, as defined in the Priority Distribution Agreement. The Priority Distribution Agreement, which has a perpetual term, also clarifies and records the terms pursuant to which the Authority made such payments to the Tribe prior to the effective date of the Priority Distribution Agreement. The Priority Distribution Agreement limits the maximum aggregate payments by the Authority to the Tribe in each calendar year to $14.0 million, as adjusted annually in accordance with the formula specified in the Priority Distribution Agreement to reflect the effects of inflation. However, payments pursuant to the Priority Distribution Agreement do not reduce the Authority’s obligations to make payments to reimburse the Tribe for governmental services provided by the Tribe or any payments under any other agreements with the Tribe. The monthly payments under the Priority Distribution Agreement are limited obligations of the Authority and are not secured by a lien or encumbrance on any assets or property of the Authority. The Authority’s condensed consolidated financial statements reflect payments associated with the Priority Distribution Agreement of $3.9 million for each of the quarters ended March 31, 2005 and 2004. For the six months ended March 31, 2005 and 2004, these payments totaled $7.8 million and $7.7 million, respectively.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

ACLS of New England, Inc.

The Authority has a 10-year laundry services agreement with ACLS of New England, Inc. (“ACLS”). The Authority has an option to renew the agreement for one additional 10-year term after its expiration in October 2012. Under the laundry services agreement, the Authority will pay an agreed upon rate for laundry services, adjusted annually for the Consumer Price Index and unusual increases in energy costs. Additionally, the Authority has made a $500,000 loan to ACLS to develop the laundry service facility. Pursuant to the terms of the loan, interest may accrue based on the exercise of the renewal options or other certain circumstances. In the event that circumstances occur where interest will be accrued, interest shall accrue commencing from the date of the advance at an annual rate of five percent.

The Authority also entered into a co-investment and escrow agreement with the Mashantucket Pequot Tribal Nation (“MPTN”) and ACLS. Under the terms of those agreements, the Authority and MPTN may, under certain circumstances, become the joint owners of the laundry facility and be jointly and severally obligated to repay a term loan which is secured by a mortgage on the laundry facility. The term of the agreements is for ten years and, if the Authority and MPTN become obligated to repay the term loan, the maximum potential future payments (undiscounted) the Authority and MPTN could be required to make is approximately $6.4 million.

Land Purchase Options

Upon formation of Salishan-Mohegan, Salishan Company contributed land purchase options related to property to be assigned to the Cowlitz Indian Tribe for purposes of the Cowlitz Project, upon (1) receipt of necessary financing for the development of the proposed casino and (2) the underlying property being taken into trust by the United States Department of the Interior. The land purchase options permit Salishan-Mohegan to purchase land at specified closing dates no later than May 2005 and April 2006 for $7.8 million and $3.9 million, respectively, which are net of deposits paid prior to formation of Salishan-Mohegan by Salishan Company. Under the option agreements, Salishan-Mohegan also is required to make extension payments on the aggregate agreed-upon net purchase price of $11.7 million at an annual rate of 6.5%, with applicable portions payable on the respective closing dates or termination of the options agreements.

Environmental Contingencies

Prior to acquiring the Pocono Downs entities, the Authority conducted an extensive environmental investigation of the Pocono Downs facilities. In the course of that work, the Authority identified several recognized environmental conditions at the Pocono Downs facility for which corrective actions are necessary to bring the property into compliance with applicable laws and regulations. The Authority has prepared and begun to implement a comprehensive plan to mitigate and resolve these conditions. Under the terms of the corrective action plans, included in the Pocono Downs Purchase Agreement, the sellers will be responsible for the costs of the remedial actions up to $1.0 million, and the Authority will be responsible for all environmental costs in excess of $1.0 million but less than or equal to $2.0 million. The sellers also have agreed to indemnify the Authority for up to $10.0 million of additional costs in excess of $2.0 million that the Authority may incur as a result of the environmental condition of the Pocono Downs properties prior to closing. The Authority estimates the total cost of remediation to be approximately $1.6 million at March 31, 2005.

Horsemen’s Agreement

On January 25, 2005, Downs Racing, L.P. entered into an agreement with the Pennsylvania Harness Horsemen’s Association Inc., which represents owners, trainers and drivers at the Pocono Downs harness racing facility. The agreement governs all harness racing events and simulcasting and account wagering conducted at Pocono Downs and the five OTW facilities through December 31, 2010.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

Erie OTW Settlement Agreement

As of December 31, 2004, Penn National Gaming Inc., the former owner of the Pocono Downs entities, entered into an agreement to sell all of the assets associated with the OTW facility located in Erie, Pennsylvania to MTR Gaming Group, Inc. (“MTR”) and Presque Isle Downs Inc. (“PID” and collectively with MTR, “Presque Isle”) for $7.0 million. Penn National Gaming Inc. assigned its rights under this agreement to the Authority’s subsidiary, Downs Racing, L.P., upon the Authority’s acquisition of the Pocono Downs entities. Accordingly, Downs Racing, L.P. will be required to convey the Erie OTW facility for such price if and when either of the following two conditions occur: (1) there is commencement by any of the Presque Isle entities of pari-mutuel wagering in Erie, Pennsylvania or (2) there is receipt by any Presque Isle entity of revenue from slot machine operations in Erie, Pennsylvania.

Litigation

The Authority is a defendant in certain litigation incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a material adverse effect on the Authority’s financial position, results of operations or cash flows.

NOTE 7—TCA AGREEMENTS:

Relinquishment Agreement

In February 1998, the Authority and Trading Cove Associates (“TCA”) entered into an agreement (the “Relinquishment Agreement”). Effective January 1, 2000 (the “Relinquishment Date”), the Relinquishment Agreement superseded a then existing management agreement with TCA. The Relinquishment Agreement provides, among other things, that the Authority will make certain payments to TCA out of, and determined as a percentage of, Revenues (as defined in the Relinquishment Agreement) generated by Mohegan Sun over a 15-year period commencing on the Relinquishment Date. The payments (“Senior Relinquishment Payments” and “Junior Relinquishment Payments”) have separate schedules and priority. Senior Relinquishment Payments commenced on April 25, 2000, twenty-five days following the end of the first three-month period after the Relinquishment Date and continue at the end of each three-month period thereafter until January 25, 2015. Junior Relinquishment Payments commenced on July 25, 2000, twenty-five days following the end of the first six-month period after the Relinquishment Date and continue at the end of each six-month period thereafter until January 25, 2015. Each Senior Relinquishment Payment and Junior Relinquishment Payment is an amount equal to 2.5% of the Revenues generated by Mohegan Sun over the immediately preceding three-month or six-month payment period, as the case may be. “Revenues” are defined in the Relinquishment Agreement as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including, without limitation, hotel revenues, room service, food and beverage sales, ticket revenues, fees or receipts from convention/events center and all rental or other receipts from lessees and concessionaires, but not the gross receipts of such lessees, licenses and concessionaires).

In the event of any bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority, the Relinquishment Agreement provides that each of the Senior and Junior Relinquishment Payments then due and owing are subordinated in right to payment of senior secured obligations, which include the Bank Credit Facility and capital lease obligations, and that the Junior Relinquishment Payments then due and owing are further subordinated to payment of all other senior obligations, including the Authority’s 1999 Senior Notes and 2005 Senior Notes. The Relinquishment Agreement also provides that all relinquishment payments are subordinated in right of payment to the minimum priority distribution payments, which are monthly payments required to be made by the Authority to the Tribe, to the extent then due. The Authority, in accordance with SFAS 5, “Accounting for Contingencies,” has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

A relinquishment liability of $549.1 million was established at September 30, 1998 based on the present value of the estimated future Mohegan Sun revenues utilizing the Authority’s risk-free investment rate. At March 31, 2005, the carrying amount of the relinquishment liability was $450.0 million as compared to $472.0 million at September 30, 2004. The decrease during the six months ended March 31, 2005 is due to $35.7 million in relinquishment payments, offset by $13.7 million for the accretion of discount to the relinquishment liability. Of the $35.7 million in relinquishment payments, $21.4 million represents payment of principal and $14.3 million represents payment of the accretion of discount to the relinquishment liability. During the six months ended March 31, 2004, the Authority paid $34.0 million in relinquishment payments, consisting of $18.1 million in principal amounts and $15.9 million for the payment of the accretion of discount to the relinquishment liability. The accretion of discount to the relinquishment liability resulted from the impact of the discount for the time value of money. At March 31, 2005 and September 30, 2004, relinquishment payments earned but unpaid were $16.7 million and $18.3 million, respectively.

NOTE 8—SEGMENT REPORTING

The Authority currently owns and operates the Mohegan Sun property in Connecticut and, through the Pocono Downs entities, operates the harness racetrack at Pocono Downs and five OTW facilities in Pennsylvania. All of the Authority’s revenues are derived from these operations. The Authority’s executive officers review the operating results, assess the performance and determine the proper allocation of resources of Mohegan Sun and the Pocono Downs entities on a separate basis. The Authority, therefore, believes that it has two operating segments, Mohegan Sun and Pocono Downs, after the acquisition of the Pocono Downs entities in January 2005, which are also separate reporting segments due to the differing nature of their operations. The following tables provide financial information on each segment (in thousands):

	For the Three Months Ended March 31,		For the Six Months Ended March 31,
	2005	2004	2005	2004
Net revenues:
Mohegan Sun	$306,496	$303,475	$625,829	$610,525
Pocono Downs	6,244	—	6,244	—

Total	$312,740	$303,475	$632,073	$610,525

Income from operations:
Mohegan Sun	$60,867	$64,778	$123,702	$118,093
Pocono Downs	182	—	182	—
Corporate expenses	(3,068)	(1,713)	(5,463)	(2,488)

Total	$57,981	$63,065	$118,421	$115,605

Accretion of discount to the relinquishment liability	(6,866)	(7,485)	(13,733)	(14,970)
Interest income	124	117	227	151
Interest expense	(22,282)	(20,668)	(41,452)	(39,669)
Loss on early extinguishment of debt	(280)	(248)	(280)	(248)
Other expense, net	(441)	(69)	(815)	(48)

Income before minority interest	28,236	34,712	62,368	60,821
Minority interest	94	—	195	—

Net income	$28,330	$34,712	$62,563	$60,821

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	For the Six Months Ended March 31,
	2005	2004
Capital expenditures:
Mohegan Sun	$20,384	$21,814
Pocono Downs	907	—

Total	$21,291	$21,814

	March 31, 2005	September 30, 2004
Total assets:
Mohegan Sun	$1,573,307	$1,571,215
Pocono Downs (including goodwill of $39,459)	286,876	—
Other	10,939	8,490

	$1,871,122	$1,579,705

NOTE 9—CONDENSED CONSOLIDATING FINANCIAL STATEMENT INFORMATION:

The Authority’s outstanding public debt, comprised of substantially all of its senior and senior subordinated notes, is fully and unconditionally guaranteed by MBC, MCV-PA and the Pocono Downs entities. Separate financial statements and other disclosures concerning MBC, MCV-PA and the Pocono Downs entities are not presented below because the Authority believes that they are not material to investors. Condensed consolidating financial statement information for the Authority, MBC, MCV-PA Pocono Downs entities and the non-guarantor subsidiaries as of March 31, 2005 and September 30, 2004 and for the quarter and six months ended March 31, 2005 and 2004, is as follows (in thousands):

CONDENSED CONSOLIDATING BALANCE SHEET

	As of March 31, 2005
	Authority	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidating/ Eliminating Adjustments	Consolidated Total
ASSETS
Property and equipment, net	$1,300,864	$31,920	$3,850	$—	$1,336,634
Intercompany receivables	16,421	—	—	(16,421)	—
Investment in subsidiary	269,849	—	—	(269,849)	—
Other intangible assets, net	119,692	221,516	—	—	341,208
Other assets, net	144,743	41,498	7,039	—	193,280

Total assets	$1,851,569	$294,934	$10,889	$(286,270)	$1,871,122

LIABILITIES AND CAPITAL
Total current liabilities	$265,312	$9,470	3,573	$—	$278,355
Long-term debt, net of current portion	1,251,845	5,000	—	—	1,256,845
Relinquishment liability, net of current portion	361,968	—	—	—	361,968
Intercompany payables	—	291,259	6,123	(297,382)	—
Other long-term liabilities	3,906	—	—	—	3,906

Total liabilities	1,883,031	305,729	9,696	(297,382)	1,901,074
Minority interest in subsidiary	—	—	1,879	—	1,879
Total capital	(31,462)	(10,795)	(686)	11,112	(31,831)

Total liabilities and capital	$1,851,569	$294,934	$10,889	$(286,270)	$1,871,122

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	As of September 30, 2004
	Authority	MBC	Non- Guarantor Subsidiaries	Consolidating/ Eliminating Adjustments	Consolidated Total
ASSETS
Property and equipment, net	$1,324,106	$176	$3,850	$—	$1,328,132
Intercompany receivables	8,930	—	—	(8,930)	—
Other assets, net	238,383	8,550	4,640	—	251,573

Total assets	$1,571,419	$8,726	$8,490	$(8,930)	$1,579,705

LIABILITIES AND CAPITAL
Total current liabilities	$245,848	$2,021	4,289	$—	$252,158
Long-term debt, net of current portion	997,051	6,000	—	—	1,003,051
Relinquishment liability, net of current portion	383,493	—	—	—	383,493
Intercompany payables	—	6,206	2,724	(8,930)	—
Other long-term liabilities	197	—	—	—	197
Investment in subsidiaries	5,553	—	—	(5,553)	—

Total liabilities	1,632,142	14,227	7,013	(14,483)	1,638,899
Minority interest in subsidiary	—	—	1,845	—	1,845
Total capital	(60,723)	(5,501)	(368)	5,553	(61,039)

Total liabilities and capital	$1,571,419	$8,726	$8,490	$(8,930)	$1,579,705

CONDENSED CONSOLIDATING STATEMENTS OF INCOME

	For the Three Months ended March 31, 2005
	Authority	Guarantor Subsidiaries (1)	Non-Guarantor Subsidiaries	Consolidating/ Eliminating Adjustments	Consolidated Total
Net revenues	$306,495	$6,245	$—	—	$312,740
Operating costs and expenses:
Gaming & other operations	177,401	4,199	—	—	181,600
Advertising, general and administrative	48,369	2,104	372	—	50,845
Depreciation and amortization	21,568	746	—	—	22,314

Total operating costs and expenses	247,338	7,049	372	—	254,759

Income (loss) from operations	59,157	(804)	(372)	—	57,981
Accretion of discount to the relinquishment liability	(6,866)	—	—	—	(6,866)
Interest expense	(18,525)	(3,757)	—	—	(22,282)
Loss on early extinguishment of debt	(280)	—	—	—	(280)
Loss on interests in subsidiaries	(4,711)	—	—	4,711	—
Other income (expense), net	(445)	1	127	—	(317)

Income (loss) before minority interest	28,330	(4,560)	(245)	4,711	28,236
Minority interest	—	—	94	—	94

Net income (loss)	$28,330	$(4,560)	$(151)	$4,711	$28,330

(1)	Period from date of inception (January 25, 2005) to March 31, 2005 for Pocono Downs entities and MCV-PA.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	For the Six Months ended March 31, 2005
	Authority	Guarantor Subsidiaries (1)	Non-Guarantor Subsidiaries	Consolidating/ Eliminating Adjustments	Consolidated Total
Net revenues	$625,544	$6,628	$—	$(99)	$632,073
Operating costs and expenses:
Gaming & other operations	368,028	4,199	—	(99)	372,128
Advertising, general and administrative	94,240	2,979	735	—	97,954
Depreciation and amortization	42,635	935	—	—	43,570

Total operating costs and expenses	504,903	8,113	735	(99)	513,652

Income (loss) from operations	120,641	(1,485)	(735)	—	118,421
Accretion of discount to the relinquishment liability	(13,733)	—	—	—	(13,733)
Interest expense	(37,632)	(3,820)	—	—	(41,452)
Loss on early extinguishment of debt	(280)	—	—	—	(280)
Loss on interests in subsidiaries	(5,620)	—	—	5,620	—
Other income (expense), net	(813)	2	223	—	(588)

Income (loss) before minority interest	62,563	(5,303)	(512)	5,620	62,368
Minority interest	—	—	195	—	195

Net income (loss)	$62,563	$(5,303)	$(317)	$5,620	$62,563

(1)	Period from date of inception (January 25, 2005) to March 31, 2005 for Pocono Downs entities and MCV-PA.

	For the Three Months ended March 31, 2004
	Authority	MBC	Consolidating/ Eliminating Adjustments	Consolidated Total
Net revenues	$303,459	$16	—	$303,475
Operating costs and expenses:
Gaming & Other Operations	172,080	227	—	172,307
Advertising, general and administrative	44,136	393	—	44,529
Depreciation and amortization	23,341	233	—	23,574

Total operating costs and expenses	239,557	853	—	240,410

Income (loss) from operations	63,902	(837)	—	63,065
Accretion of discount to the relinquishment liability	(7,485)	—	—	(7,485)
Interest expense	(20,617)	(51)	—	(20,668)
Loss on early extinguishment of debt	(248)	—	—	(248)
Loss on interests in subsidiaries	(887)	—	887	—
Other income (expense), net	47	1	—	48

Income (loss) before minority interest	34,712	(887)	887	34,712
Minority interest	—	—	—	—

Net income (loss)	$34,712	$(887)	$887	$34,712

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	For the Six Months ended March 31, 2004
	Authority	MBC	Consolidating/ Eliminating Adjustments	Consolidated Total
Net revenues	$610,507	$18	—	$610,525
Operating costs and expenses:
Gaming & Other Operations	358,840	414	—	359,254
Advertising, general and administrative	88,076	589	—	88,665
Depreciation and amortization	46,536	465	—	47,001

Total operating costs and expenses	493,452	1,468	—	494,920

Income (loss) from operations	117,055	(1,450)	—	115,605
Accretion of discount to the relinquishment liability	(14,970)	—	—	(14,970)
Interest expense	(39,565)	(104)	—	(39,669)
Loss on early extinguishment of debt	(248)	—	—	(248)
Loss on interests in subsidiaries	(1,553)	—	1,553	—
Other income (expense), net	102	1	—	103

Income (loss) before minority interest	60,821	(1,553)	1,553	60,821
Minority interest	—	—	—	—

Net income (loss)	$60,821	$(1,553)	$1,553	$60,821

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31, 2005
	Authority	Guarantor Subsidiaries (1)	Non-Guarantor Subsidiaries	Consolidating/ Eliminating Adjustments	Consolidated Total
Net cash flows provided by operating activities	$111,358	$1,866	$819	$—	$114,043

Purchases of property and equipment	(20,008)	(968)	—	—	(20,976)
Acquisition of Pocono Down, net of cash acquired of $875	—	(280,114)	—	—	(280,114)
Other cash flows provided by (used in) investing activities	(4,154)	10	—	—	(4,144)

Net cash flows used in investing activities	(24,162)	(281,072)	—	—	(305,234)

Cash flows provided by (used in) financing activities:
Bank Credit Facility borrowings—revolving loan	530,000	—	—	—	530,000
Bank Credit Facility repayments—revolving loan	(582,000)	—	—	—	(582,000)
Bank Credit Facility borrowings—term loan	58,333	—	—	—	58,333
Bank Credit Facility repayments—term loan	(150,000)	—	—	—	(150,000)
Line of credit borrowings	230,157	—	—	—	230,157
Line of credit repayments	(217,268)	—	—	—	(217,268)
Proceeds from the issuance of long-term debt	400,000	—	—	—	400,000
Other cash flows provided by (used in) financing activities	(343,169)	280,001	(772)	—	(63,940)

Net cash flows provided by (used in) financing activities	(73,947)	280,001	(772)	—	205,282

Net increase in cash and cash equivalents	13,249	795	47	—	14,091
Cash and cash equivalents at beginning of period	60,406	388	—	—	60,794

Cash and cash equivalents at end of period	$73,655	$1,183	$47	$—	$74,885

(1)	Period from date of inception (January 25, 2005) to March 31, 2005 for Pocono Downs entities and MCV-PA.

MOHEGAN TRIBAL GAMING AUTHORITY

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(unaudited)

	For the Six Months Ended March 31, 2004
	Authority	MBC	Consolidating/ Eliminating Adjustments	Consolidated Total
Net cash flows provided by (used in) operating activities	$105,773	$(821)	$—	$104,952

Purchases of property and equipment	(21,730)	(34)	—	(21,764)
Other cash flows used in investing activities	(523)	—	—	(523)

Net cash flows used in investing activities	(22,253)	(34)	—	(22,287)

Cash flows provided by (used in) financing activities:
Bank Credit Facility borrowings—revolving loan	47,000	—	—	47,000
Bank Credit Facility repayments—revolving loan	(76,000)	—	—	(76,000)
Line of credit borrowings	47,000	—	—	47,000
Line of credit repayments	(47,000)	—	—	(47,000)
Other cash flows provided by (used in) financing activities	(62,481)	500	—	(61,981)

Net cash flows provided by (used in) financing activities	(91,481)	500	—	(90,981)

Net decrease in cash and cash equivalents	(7,961)	(355)	—	(8,316)
Cash and cash equivalents at beginning of period	72,690	574	—	73,264

Cash and cash equivalents at end of period	$64,729	$219	$—	$64,948

Report of Independent Registered Public Accounting Firm

To the Management Board

of the Mohegan Tribal Gaming Authority:

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholder’s equity and cash flows present fairly, in all material respects, the financial position of Downs Racing, Inc. and its subsidiaries at December 31, 2004, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion

/s/    PricewaterhouseCoopers LLP

May 31, 2005

Hartford, Connecticut

DOWNS RACING, INC.

CONSOLIDATED BALANCE SHEET

(in thousands, except share data)

December 31, 2004
Assets

Current assets:
Cash and cash equivalents	$588
Receivables, net of allowance for doubtful accounts of $17	39
Inventories	62
Prepaid taxes	134
Other current assets	3

Total current assets	826

Non-current assets:
Property and equipment, net (Note 3)	34,429
Goodwill, net of accumulated amortization of $2,395 (Note 2)	16,501
Other assets	135

Total assets	$51,891

Liabilities and Stockholder’s Equity

Current liabilities:
Trade payables	$868
Purses due horsemen (Note 6)	1,441
Uncashed pari-mutuel tickets	567
Customer deposits	298
Environmental reserve	1,575
Other accrued expenses	839
Due to PNGI, net (Note 5)	14,426
Other current liabilities (Note 4)	1,006

Total current liabilities	21,020

Non-current liabilities:
Due to Parent Company for deferred income taxes (Note 7)	9,361

Total liabilities	30,381

Commitments and contingencies (Note 6)

Stockholder’s Equity:
Common stock, no par value, 1,000 shares authorized;
100 shares issued and outstanding	—
Additional paid-in capital	27,420
Accumulated deficit	(5,910)

Total stockholder’s equity	21,510

Total liabilities and stockholder’s equity	$51,891

The accompanying notes are an integral part of these consolidated financial statements.

DOWNS RACING, INC.

CONSOLIDATED STATEMENT OF OPERATIONS

(in thousands)

For the Year Ended December 31, 2004
Revenues:
Racing	$34,008
Food, beverage and other	4,470

Gross revenues	38,478

Operating costs and expenses:
Racing	23,825
Food and beverage	2,390
Advertising, general and administrative	8,431
Management fees (Note 5)	1,036
Depreciation and amortization	1,455

Total operating costs and expenses	37,137

Income from operations	1,341

Other expense:
Interest expense (Note 5)	(2,004)

Total other expense	(2,004)

Loss before income taxes	(663)
Income taxes (Note 7)	306

Net loss	$(969)

The accompanying notes are an integral part of these consolidated financial statements.

DOWNS RACING, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDER’S EQUITY

(in thousands, except share data)

	Common Stock
	Shares Issued and Outstanding	No Par Value, Amount	Additional Paid –in Capital	Accumulated Deficit	Total
Balances, December 31, 2003	100	$—	$27,420	$(4,941)	$22,479
Net loss	—	—	—	(969)	(969)

Balances, December 31, 2004	100	$—	$27,420	$(5,910)	$21,510

The accompanying notes are an integral part of these consolidated financial statements.

DOWNS RACING, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in thousands)

For the Year Ended December 31, 2004
Cash flows provided by operating activities:
Net loss	$(969)
Adjustments to reconcile net loss to net cash flows provided by operating activities:
Depreciation and amortization	1,455
Provision for deferred income taxes	255
Provision for losses on accounts receivable	17
Provision for environmental conditions	1,575
Changes in operating assets and liabilities:
Increase in receivables	(42)
Increase in inventories	(6)
Decrease in prepaid taxes and other current assets	13
Increase in non-current assets	(77)
Decrease in trade payables and accrued expenses	(153)
Decrease in other current liabilities	(160)

Net cash flows provided by operating activities	1,908

Cash flows used in investing activities:
Purchases of property and equipment	(273)
Issuance of affiliate loans	(2)

Net cash flows used in investing activities	(275)

Cash flows used in financing activities:
Payments on note payable	(1,332)

Net cash flows used in financing activities	(1,332)

Net increase in cash and cash equivalents	301
Cash and cash equivalents at beginning of period	287

Cash and cash equivalents at end of period	$588

Supplemental disclosures:
Cash paid during the period for interest	$5
Cash paid during the period for income taxes	2

The accompanying notes are an integral part of these consolidated financial statements.

DOWNS RACING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Basis of Presentation

Downs Racing, Inc. (“Downs Racing”) and its subsidiaries, Northeast Concessions, Inc., Mill Creek Land, Inc. and Backside, Inc., (collectively, the “Company”) are the owner and operator of Pocono Downs, a harness racing facility in Wilkes-Barre, Pennsylvania, and five off-track wagering (“OTW”) facilities, which are located in Carbondale, East Stroudsburg, Erie, Hazelton, and Lehigh Valley (Allentown), Pennsylvania. The Company provides pari-mutuel wagering on live and simulcast thoroughbred and harness horse races at the racetrack and the five OTWs. The Company is an indirect wholly owned subsidiary of Penn National Gaming, Inc (“PNGI”). On October 14, 2004, affiliates of PNGI entered into a Purchase Agreement (the “Agreement”) to sell the Company to the Mohegan Tribal Gaming Authority (the “Authority”) and a wholly owned subsidiary of the Authority. See Note 8 for further discussion of the sale of the Company.

2. Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses and related disclosures of contingent assets and liabilities. The most significant estimates included in the accompanying consolidated financial statements relate to the liability associated with unredeemed Player’s Choice points and employee medical coverage and workers’ compensation self-insurance reserves. Actual results may differ from those estimates.

Cash and Cash Equivalents

The Company considers all cash balances and highly liquid investments with original maturities of three months or less to be cash equivalents.

Customer Deposits

Customer deposits represent amounts held by the Company for telephone wagering.

Inventories

Inventories are stated at lower of cost or market and consist principally of food and beverage and other supplies.

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs that do not add materially to the value of the asset nor appreciably prolong its useful life are charged to expense as incurred. Gains or losses on the disposal of property and equipment are included in the determination of net loss.

DOWNS RACING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Depreciation of property and equipment and amortization of leasehold improvements are provided using the straight-line method over the following estimated useful lives:

Land and improvements	5 to 15 years
Building and improvements	25 to 40 years
Furniture, fixtures, and equipment	3 to 7 years
Leasehold improvements	10 to 20 years

Goodwill

In accordance with Financial Accounting Standards Board (“FASB”) Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”), the goodwill associated with the acquisition of the Company by PNGI is not subject to amortization but will be tested at least annually for impairment by comparing the fair value of the recorded assets to their carrying amount. If the carrying amount of the goodwill exceeds its fair value, an impairment loss will be recognized immediately. The Company applied the fair value test as of December 31, 2004 and determined no impairment existed.

Income Taxes

The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company’s consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the consolidated financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Revenue Recognition

Racing revenues include the Company’s share of pari-mutuel wagering on live races after payment of amounts returned as winning wagers and the Company’s share of wagering from import and export simulcasting. Revenues from food and beverage and other services are recognized at the time the service is performed.

3. Property and Equipment

Property and equipment consist of the following (in thousands):

December 31, 2004
Land and improvements	$13,540
Building and improvements	23,733
Furniture, fixtures, and equipment	6,922
Leasehold improvements	3,495

Total property and equipment	47,690
Less: Accumulated depreciation and amortization	(13,261)

Property and equipment, net	$34,429

Depreciation and amortization expense for property and equipment totaled approximately $1.5 million for the year ended December 31, 2004.

DOWNS RACING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

4. Other Current Liabilities

The major components of other current liabilities at December 31, 2004 are as follows (in thousands):

December 31, 2004
Wagering settlements	$611
Insurance reserve	199
Other	196

Other current liabilities	$1,006

5. Related Parties

Due to PNGI, net

The Company has recorded a net payable of $14.4 million due to PNGI and affiliates at December 31, 2004, comprised of a $20.0 million note payable to PNGI, less receivables due from PNGI and affiliates. Interest on the note accrues at a rate of 10% per annum and interest expense for the year ended December 31, 2004 was approximately $2.0 million. All interest and principal are due on demand. Receivables due from PNGI and affiliates are generated through normal operating activities and are non-interest bearing. All amounts due to PNGI and affiliates were extinguished in connection with the purchase of the Company as further discussed in Note 8.

Management Fees

PNGI and affiliates provide corporate-level general and administrative services to the Company. PNGI charged its subsidiaries 3% of revenues for these general and administrative services. Management fees charged to the Company were approximately $1.0 million during the year ended December 31, 2004.

6. Commitments and Contingencies

Litigation

The Company is subject to various claims and legal actions in the ordinary course of business. Some of these matters relate to personal injuries to customers and damage to customers’ personal assets. Management estimates guest claims expense and accrues for such liabilities based upon historical experience in the other current liabilities category in the accompanying consolidated balance sheet.

Environmental Contingencies

Prior to the Agreement, the Authority conducted an extensive environmental investigation of the Pocono Downs facilities. In the course of that work, the Authority identified several recognized environmental conditions at the Pocono Downs facility for which corrective actions are necessary to bring the property into compliance with applicable laws and regulations. The Authority has prepared and begun to implement a comprehensive plan to mitigate and resolve these conditions. Under the terms of the corrective action plans and as included in the Agreement, the sellers will be responsible for the costs of the remedial actions up to $1.0 million, and the Authority will be responsible for all environmental costs in excess of $1.0 million but less than or equal to $2.0 million. The sellers also have agreed to indemnify the Authority for up to $10.0 million of additional costs in excess of $2.0 million that the Authority may incur as a result of the environmental condition of the Pocono

DOWNS RACING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Downs properties prior to closing. The total cost of remediation was estimated to be approximately $1.6 million at December 31, 2004, which was charged as an expense in the accompanying consolidated statement of operations for the year ended December 31, 2004. See Note 8 for further discussion of the environmental reserve.

Operating Leases

The Company is liable under numerous operating leases for equipment and buildings, which expire through 2020. Total rental expense under these agreements was $331,000 for the year ended December 31, 2004.

The future lease commitments relating to noncancelable operating leases as of December 31, 2004 are as follows (in thousands):

Year ending December 31,
2005	$338
2006	339
2007	340
2008	335
2009	325
Thereafter	3,204

$4,881

Erie OTW Settlement Agreement

As of December 31, 2004, PNGI entered into an agreement to sell all of the assets associated with the OTW facility located in Erie, Pennsylvania to MTR Gaming Group, Inc. (“MTR”) and Presque Isle Downs Inc. (“PID” and collectively with MTR, “Presque Isle”) for $7 million. The sale of the facility will initiate if and when either of the following two conditions occur: (1) there is commencement by any of the Presque Isle entities of pari-mutuel wagering in Erie, Pennsylvania or (2) there is receipt by any Presque Isle entity of revenue from slot machine operations in Erie, Pennsylvania.

Employee Benefit Plans

The Company participates in profit sharing plans through PNGI under the provisions of Section 401(k) of the Internal Revenue Code of 1986, as amended, that cover all eligible employees who are not members of a collective bargaining unit. The plans enable employees choosing to participate to defer a portion of their salary in a retirement fund to be administered by the Company. The Company’s contributions to the plans are set at 50% of employees’ elective salary deferrals up to a maximum of 6% of employee compensation. Total employer match to the plans for the year ended December 31, 2004 was approximately $65,000.

The Company participates in a deferred compensation plan through PNGI for the Company’s General Manager. This plan became effective March 1, 2001. The plan allows its participant to defer, on a pre-tax basis, a portion of his base annual salary and bonus and earn tax-deferred earnings on this deferral. The plan also provides for matching Company contributions that vest over a five-year period. Company contributions for the year ended December 31, 2004 were approximately $7,000.

Horsemen’s Agreement

On March 15, 2004, the Company entered into an agreement with the Pennsylvania Harness Horsemen’s Association Inc. (“PHHA”), which represents the owners, trainers, and drivers at the Pocono Downs harness

DOWNS RACING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

racing facility. The agreement governs all harness racing events and simulcasting and account wagering conducted at Pocono Downs and the five OTW facilities. A new agreement was reached on January 25, 2005 as part of the sale of the Company to the Authority. The new agreement terminates in December 2010.

Among other things, the agreement in place at December 31, 2004 provided for the payment of 4.3% of all pari-mutuel wagering on racing events held at Pocono Downs to PHHA. This amount comprised the payment of $420,000 in certain annual operating costs and expenses for the PHHA, with the remainder allocated to purses owed to the horsemen for each racing event. The Company has an accrued liability of approximately $1.4 million as of December 31, 2004, which represents the purses earned but not paid. The Company was also required to distribute to PHHA 2.5% and 1.1% in fees earned by the Company for live races at Pocono Downs simulcast to wagering locations inside and outside Pennsylvania, respectively.

7. Income Taxes

The provision for income taxes for the year ended December 31, 2004 consists of the following (in thousands):

Current:
Federal	$44
State	7

51
Deferred:
Federal	201
State	54

255

Total	$306

Deferred tax assets and liabilities are comprised of the following (in thousands):

December 31, 2004
Deferred tax assets:
Net operating losses	$4,707
Amortization of intangibles	491
Reserves and others	632

Gross deferred tax assets	5,830
Less valuation allowance	(5,830)

Net deferred tax asset	—
Deferred tax liabilities:
Property, plant and equipment	(9,361)

Net deferred taxes	$(9,361)

The valuation allowance represents the income tax effect of deferred tax assets of the Company, which are not presently expected to be utilized.

At December 31, 2004 the Company had approximately $10.7 million of federal net operating loss carryforwards and $10.7 million of state net operating loss carryforwards. Such carryforwards expire on various dates through the year 2024.

DOWNS RACING, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The amount of net operating loss carryforwards that may be utilized annually to offset future taxable income and tax liability may be limited as a result of certain ownership changes pursuant to Section 382 of the Internal Revenue Code.

8. Subsequent Events

Pocono Downs

Subsequent to year end and immediately prior to its purchase by the Authority and its wholly owned subsidiary, Mohegan Commercial Ventures PA, LLC (“Mohegan Ventures”), the Company was reorganized. Downs Racing merged into a newly-formed Pennsylvania limited partnership, Downs Racing, L.P, of which the holders of the general partnership and limited partnership interests were PNGI, LLC and PNGI Pocono Corp., respectively. Each of the Downs Racing subsidiaries, Backside, Inc., Mill Creek Land, Inc., and Northeast Concessions, Inc., were merged into Backside, L.P., Mill Creek Land, L.P., and Northeast Concessions, L.P., respectively (collectively with Downs Racing, L.P., the “Downs Racing Entities”). For each of the Downs Racing Entities, PNGI, LLC held the general partnership interest, and PNGI Pocono Corp. held the limited partnership interest.

On January 25, 2005, the Authority and Mohegan Ventures completed their acquisition of all the partnership interests in the Downs Racing Entities. With the closing of the transaction, the Authority has the right to apply for a Category One slot machine license under Pennsylvania’s Race Horse Development and Gaming Act of 2004. If the license is approved, the Act initially permits the installation and operation of up to 3,000 slot machines at the Pocono Downs property.

The Authority paid approximately $280 million for the Downs Racing Entities. In accordance with the terms of the acquisition agreement, the Authority has retained certain post-closing termination rights in the event of certain materially adverse legislative or regulatory events. Mohegan Ventures and the Downs Racing Entities are restricted subsidiaries of the Authority, which requires them to be guarantors of the Authority’s bank credit facility and all senior and senior subordinated notes.

Due to PNGI, net

On January 25, 2005, in connection with the reorganization and sale of the Company to the Authority, the Company’s obligation under the note payable to PNGI was extinguished.

Environmental Reserve

On January 25, 2005, in connection with the reorganization and sale of the Company to the Authority, the Company’s obligation under the environmental reserve (see Note 6), as a subsidiary of the Authority, was decreased to an estimate of $575,000.

$150,000,000

Mohegan Tribal Gaming Authority

Offer To Exchange

6 7/8% Senior Subordinated Notes due 2015,

Which Have Been Registered Under the Securities Act,

For Any And All Outstanding

6 7/8% Senior Subordinated Notes due 2015

Interest Payable February 15 and August 15, Beginning on August 15, 2005

PROSPECTUS

Dated June 20, 2005